Annual Report 2 0 2 4

Corporate Headquarters at Beaver Creek

NOTICE TO HOLDERS OF SHARES OF COMMON STOCK OF Carter Bankshares, Inc. 1300 KINGS MOUNTAIN ROAD MARTINSVILLE, VIRGINIA 24112 NOTICE IS HEREBY GIVEN that pursuant to its Bylaws and call of its Directors, the 2025 Annual Meeting of Shareholders of CARTER BANKSHARES, INC., Martinsville, Virginia, will be held at New College Institute, 191 Fayette St., Martinsville, Virginia 24112, Wednesday, May 28, 2025 at 10:00 a.m. Eastern Time, for the purposes of considering and voting upon the following matters: 1. To elect the 11 persons listed in the proxy statement dated April 25, 2025 to serve as Directors of the Company until the 2026 Annual Meeting of Shareholders. 2. To approve, in an advisory and non-binding vote, the compensation of the Company’s named executive officers as disclosed in the proxy statement. 3. To ratify the appointment of the independent registered public accounting firm of Crowe LLP as the independent auditors of the Company for the fiscal year ending December 31, 2025. 4. To transact such other business as may be properly brought before the meeting or any adjournment thereof. The Board of Directors at the present knows of no other business to be presented at the Annual Meeting. Only those shareholders of record at the close of business on April 4, 2025 shall be entitled to notice of the meeting and to vote at the meeting or any adjournment thereof. Important Notice Regarding the Availability of Proxy Materials for the Shareholders’ Meeting to be held May 28, 2025. The 2025 Proxy Statement, Proxy Card, and Annual Report to Shareholders for the year ended December 31, 2024, are also available at www.carterbank.com under “Investor Relations”>”SEC Filings” beginning April 25, 2025. By Order of the Board of Directors James W. Haskins Chairman of the Board April 25, 2025

1 Proxy Statem ent CARTER BANKSHARES, INC. 1300 Kings Mountain Road Martinsville, Virginia 24112 PROXY STATEMENT FIRST MAILED ON OR ABOUT APRIL 25, 2025 FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS This Proxy Statement is furnished in connection with the solicitation of the proxies to be used at the 2025 Annual Meeting of Shareholders (the “Annual Meeting”) of Carter Bankshares, Inc. (the “Company”), Martinsville, Virginia to be held May 28, 2025. The Company was incorporated on October 7, 2020, by and at the direction of the Board of Directors of Carter Bank & Trust (the “Bank”), for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction, which was completed on November 20, 2020. The Company owns all the outstanding common stock of the Bank. The reorganization is referred to herein as the “holding company reorganization”. In connection with the holding company reorganization, all directors of the Bank became directors of the Company. Certain references in this proxy statement to the Company refer to the Company and/or the Bank, and actions discussed in this proxy statement that occurred prior to November 20, 2020 were taken by the board of directors, committees and/or associates of the Bank. Voting in Person at the Annual Meeting or by Proxy Shareholders of record can vote in person at the Annual Meeting or by proxy. There are three ways for shareholders of record to vote by proxy: • By Internet - You can vote over the Internet by following the instructions on the proxy card (you will need the control number on the proxy card); • By Telephone - You can vote by telephone (toll-free) by following the instructions on the proxy card (you will need the control number on the proxy card); or • By Mail - You can vote by mail by signing, dating and mailing the enclosed proxy card in the accompanying postage paid envelope. If the enclosed proxy card is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the specifications made on the proxy. When no choice is indicated, the proxy will be voted “FOR” all Director nominees in Proposal 1, “FOR” Proposal 2, “FOR” Proposal 3 and according to the recommendations of the Board of Directors (the “Board”) of the Company on any other matter that may properly come before the meeting or any adjournment thereof. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. Voting by proxy over the Internet, by telephone or by mailing a proxy card will not affect your right to attend or to vote in person at the Annual Meeting. If you hold your shares through a bank, broker or other holder of record, you will receive voting instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. If you hold your shares through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact the holder of record (that is, your bank, broker or other nominee) to obtain a legal proxy or broker’s proxy card and bring it to the Annual Meeting as proof of your authority to vote the shares. Revocation of Proxies If you are a shareholder of record, you may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: • By submitting a written notice of revocation to the Secretary of the Company by the close of business on May 27, 2025; • By submitting a completed proxy card bearing a later date than any other proxy submitted by you by the close of business on May 27, 2025;

2 • By Internet by following the Internet voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 28, 2025; • By telephone by following the telephone voting instructions on the proxy card (you will need the control number on the proxy card) by 1:00 a.m. Eastern Time on May 28, 2025; • By attending the Annual Meeting and voting in person. The last Internet vote, telephone vote, proxy card vote or in person vote that you submit in accordance with all instructions, including the timing deadlines set forth above, with respect to the same shares is the one that will be counted. Solicitation of Proxies Proxies in the form enclosed herewith are solicited by the Board. In addition to the solicitation of proxies by this proxy statement, officers and regular associates of the Company may solicit proxies from shareholders in person, by telephone, or by mail, acting without any compensation other than their regular compensation. The cost of soliciting proxies will be borne by the Company. Questions During the Annual Meeting During the Annual Meeting, we intend to answer questions that are pertinent to shareholders generally and the matters to be considered at the Annual Meeting, subject to time constraints. Substantially similar questions may be answered once to avoid repetition and allow for more time for other questions. Directions to the Annual Meeting To obtain directions to attend the Annual Meeting and vote in person, please contact the Secretary of the Company, at 276-226-1336. Voting Rights of Shareholders The number of shares of common stock outstanding and entitled to vote at the Annual Meeting is 23,160,954 as of the record date. Only those shareholders of record at the close of business April 4, 2025 shall be entitled to vote at the meeting. A majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. Each share is entitled to one vote upon each matter to be presented at the meeting. With regard to the election of Directors, votes may be cast “FOR” any given nominee or withheld. If a quorum is present, the nominees receiving the greatest number of the votes cast (even if less than a majority) will be elected Directors; therefore, votes withheld will have no effect. For the advisory vote to approve the compensation of the Company’s named executive officers (“NEOs”) and the ratification of the selection of the independent registered public accounting firm Crowe LLP as the independent auditors of the Company for the 2025 fiscal year, votes may be cast “FOR” or “AGAINST” or you may abstain from voting. For each of these proposals, if a quorum is present, the proposal will be approved if the votes cast “FOR” the proposal exceed the votes cast “AGAINST” the proposal. An abstention does not constitute a vote “FOR” or “AGAINST” any proposal. “Broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owner or the persons entitled to vote the shares, and (ii) the broker does not have discretionary voting power on a particular matter) will be treated in the same manner as abstentions. The election of directors and the advisory vote to approve the compensation of the Company’s NEOs are not considered routine matters; therefore, brokers do not have discretionary voting power with respect to these proposals. The ratification of the selection of Crowe LLP as the Company’s independent registered public accounting firm for the 2025 fiscal year is considered a routine matter; therefore, brokers do have discretionary voting power with respect to this proposal. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting, but will have no effect on the outcome of any of the proposals.

3 Proxy Statem ent PROPOSAL 1 ELECTION OF DIRECTORS The exact size of the Board shall be fixed by the Board prior to each annual meeting. As established in the Company’s Articles of Incorporation and Bylaws, the number of Directors shall at no time be less than 5 nor more than 30. On March 18, 2025, Director E. Warren Matthews notified the Board that he would not stand for re-election to the Board at the Annual Meeting. Mr. Matthews continues to serve as a member of the Board through the end of his current term, which ends at the Annual Meeting. The Board has approved decreasing the size of the Board from 12 to 11 Directors, effective as of the end of the Annual Meeting. The Nominating and Compensation Committee has recommended and the Board has nominated the 11 persons named below to the Board to serve until the 2026 Annual Meeting of Shareholders or until their successors have been elected and qualified. Each of the nominees is a current member of the Board. The Board believes that the nominees will be available and able to serve as Directors if elected, but if any of these nominees becomes unavailable or unable to serve, the persons named in the proxy may exercise discretionary authority to vote for a substitute proposed by the Board. In no event will a proxy be voted for more than 11 Directors. The Board is not aware of any family relationship between any Director, executive officer or person nominated by the Company to become a Director; nor is the Board aware of any involvement in legal proceedings that would be material to an evaluation of the ability or integrity of any Director, executive officer or person nominated to become a Director. The following paragraphs provide information regarding each nominee’s specific experience, qualifications, attributes and skills that led to the conclusion that he or she should serve as a Director. We also believe that all of our Director nominees have a reputation for honesty and adherence to high ethical standards. References below to joining the Board refer to the board of directors of the Bank for years 2006 to 2020, and these persons became Directors of the Company as of the holding company reorganization. It is the intent of the persons named in the proxy, unless otherwise directed therein, to vote “FOR” the election of the following nominees: Michael R. Bird has more than 30 years of experience in the long-term care industry. He retired from Virginia Lutheran Homes, Inc., which owns and operates a continuing care retirement community and nursing and rehabilitation center in Roanoke, Virginia and subsidized apartments with supportive services in New Market, Virginia, in April 2020 where he had held the position of Chief Financial Officer (“CFO”) since May 2013. Prior to this, he served as CFO of Waveny LifeCare Network, a provider of long-term care, assisted living, independent living and home healthcare in New Canaan, Connecticut. He earned his Bachelor’s Degree in Accounting from Central Connecticut State University in New Britain, Connecticut and MBA from Sacred Heart University in Fairfield, Connecticut. Mr. Bird was appointed to the Board in 2018. Mr. Bird is qualified to serve as a Director due to his broad experience in finance and accounting. Kevin S. Bloomfield is the managing partner at Bloomfield Partners, LLC which makes equity investments in software, technology and life science innovation companies, since 2014. Previously he was Chief Executive Officer (“CEO”) of NetVentures where he helped to build a fast-growing, disruptive cloud-based Operations & Fund Accounting software platform for progressive non-profit organizations. He led the company’s growth from an early-stage startup with just a handful of customers to the market leader with over 500 customers that processed over two billion dollars of customer transactions. In 2014, NetVentures was acquired by the private equity firm Pamlico Capital. He earned his Bachelor’s Degree from Radford University. Mr. Bloomfield was appointed to the Board in 2020. Mr. Bloomfield is qualified to serve as a Director due to his business background and leadership roles within the community. Robert M. Bolton is the founder of Iron Bay Capital and is currently the President, CEO and Chief Investment Officer (“CIO”) to the Iron Bay Fund LP, which invests exclusively in financial services companies, specifically community banks. He has over 30 years of experience in banking, asset management and equity trading. Before forming Iron Bay Capital in 2011, Mr. Bolton worked at Mendon Capital, where he was managing director and head trader. He was responsible for overseeing four different domestic equity financial services portfolios. He was also a senior member of the investment committee and was in charge of strategy implementation and trading. Earlier in his career, Bolton was both a proprietary trader for Pershing Trading Company in New York, and an award-winning banker with The Bank of New York. He has an extensive background in both fundamental and technical research. Mr. Bolton is a retired board member of HopFed Bancorp, Inc. in Kentucky (Nasdaq: HFBC), which merged with First Financial Corporation in 2019, and Naugatuck Valley Financial Corp. in Connecticut (Nasdaq: NVSL), which merged with Liberty Bank in 2016. He earned his Bachelor’s Degree in Philosophy from St. Bonaventure University and attended the University of Rochester-Simon School of Business. Mr. Bolton was appointed to the Board in 2020. Mr. Bolton is qualified to serve as a Director due to his broad knowledge in banking and finance.

4 Gregory W. Feldmann is President and Founder of Skyline Capital Strategies, LLC, a management consultancy firm providing advisory services in the areas of corporate finance, private equity, business and financial strategy, mergers and acquisitions (“M&A”), and performance related studies, since 2011. He is a former President, CEO and Director of StellarOne Bank. Mr. Feldmann was appointed to the Board in 2017 and currently serves as the Lead Independent Director of the Board. Mr. Feldmann is qualified to serve as a Director due to his business and banking background in commercial banking, investment banking and brokerage and private equity and experience in other executive and leadership roles, both in private and public companies. James W. Haskins is an attorney and principal in the law firm of Young, Haskins, Mann, Gregory and Wall, P.C., Martinsville, Virginia. He also served as a director of Mountain National Bank from 1996 until its merger into Carter Bank & Trust and of Patrick Henry National Bank from 1982 until its merger into Carter Bank & Trust. Mr. Haskins was appointed as Chairman of the Board in 2017; prior to that appointment, he served as Vice Chairman of the Board. Mr. Haskins is qualified to serve on the Board due to his legal expertise and his prominence in the Company’s market area. Phyllis Q. Karavatakis served as Senior Executive Vice President, Special Projects of Carter Bank & Trust from 2020 until her retirement in December 2024. Prior to serving in this role, she served as President and Chief Banking Officer. Before she was President and Chief Banking Officer, she served as Executive Vice President and Chief Lending Officer and held other various roles in her over 45 years employed with the Bank and now with the Company. Ms. Karavatakis was appointed to the Board in 2017 and was also appointed Vice Chairman in 2017. Ms. Karavatakis is qualified to serve as a Director due to her business experience along with in-depth knowledge of the banking industry. Jacob A. Lutz, III is a retired former partner of the law firm now known as Troutman Pepper Locke LLP’s (“Troutman Pepper Locke”) Richmond, Virginia office, having served with the firm and its predecessors from 1990 until his retirement in December 2021. He was Chair of Troutman Pepper Locke’s Financial Institution Practice firm-wide for 20 years, with a focus on advising banks and other financial service companies on a variety of matters including securities and capital markets, mergers and acquisitions, regulation and compliance, and community banking. Prior to this, Mr. Lutz was an attorney with the Federal Deposit Insurance Corporation (“FDIC”) in its Washington, D.C. headquarters and Atlanta, Georgia regional office with responsibility for supervisory and regulatory matters as well as failed bank M&A and asset disposition. Mr. Lutz has a Bachelor’s Degree in Finance from Virginia Polytechnic Institute and State University and a J.D. from William and Mary Law School. He also has a Certificate of Completion from the Harvard Law School Program of Instruction for Lawyers. Mr. Lutz was appointed to the Board in 2022. Mr. Lutz is qualified to serve as a Director due to more than 40 years of legal and regulatory expertise in the banking industry involving management of legal, credit, regulatory, strategic, operational and compliance risk, among others in the Company’s market area. Catharine L. Midkiff worked for more than 20 years as an Executive with General Electric Capital Corporation in risk management, operations, and finance in its Asia, Europe, and United States markets, retiring in 2017. Prior to this, she served as Vice President and Director in other General Electric entities located in the United States, Japan, Korea, Thailand and Hong Kong. A Certified Public Accountant, Ms. Midkiff has a Bachelor’s Degree in Commerce with a specialization in Finance and Accounting from the University of Virginia. She is certified in Six Sigma as a master black belt, the highest level credential in management techniques to improve business processes, primarily by reducing risks, and has completed numerous specialty programs, such as an asset-based finance program from the University of Pennsylvania’s Wharton School and the Commercial Finance Association. Ms. Midkiff was appointed to the Board in 2018. Ms. Midkiff is qualified to serve as a Director due to her broad based experience in accounting, risk management and finance with executive roles in public companies. Curtis E. Stephens is an experienced Board Member, Executive, Entrepreneur and Advisor in the consumer services, transportation, real estate, manufacturing, technology and sports and entertainment industries. He is a Co-Founder of Name, Image, and Likeness (“NIL”) Metaverse Studios, Inc. since 2021, an early stage business developing and bringing together a Web3 technology platform in the collegiate NIL space. He has served as Chief Operating Officer (on a fractional basis) of United Network for Collegiate Pantry Sharing, Inc., a collaborative initiative that seeks to address short-term food relief for those experiencing food insecurities while enrolled as students at universities and colleges within the United States since 2020. In 2019, Mr. Stephens was Area Vice President-Administration-Mid Atlantic Region for StoneMor Partners, L.P., the second largest network of cemeteries and funeral homes in the United States and was responsible for managing and mitigating legal and regulatory compliance risks. Prior to this,

5 Proxy Statem ent he was Certified as a Contract Advisor by National Football League Players Association and served as Managing Director of Marketing Xchange Worldwide, LLC from September 1997 until October 2017, a full-service sports agency that specialized in both contract negotiation and venture management for professional athletes in the National Football League. He was Vice President, Administration and Operations of Stephens Transportation Corporation from January 2010 until December 2018. Mr. Stephens holds an MBA from Virginia Commonwealth University- School of Business and a Bachelors’ Degree in Economics from Rutgers University. Mr. Stephens also holds various certificates from Harvard Business School, Directors Chief Risk Officer Institute and Private Directors Association. Mr. Stephens was appointed to the Board in 2022. Mr. Stephens is qualified to serve as a Director due to his business background, leadership roles, and broad experience in finance, risk management and technology transformation in private and public companies. Litz H. Van Dyke is CEO of Carter Bankshares, Inc. and Carter Bank & Trust and previously served as Executive Vice President. Prior to joining Carter Bank & Trust in 2016, Mr. Van Dyke was a Practice Manager for CCG Catalyst Consulting Group based in Phoenix, Arizona, assisting banks with strategic advisory services. He served as Chief Operating Officer for StellarOne Corporation from 2008 to 2012. Mr. Van Dyke was appointed to the Board in 2017. Mr. Van Dyke is qualified to serve as a Director due to his prior experience in senior executive roles with a number of Virginia-based banking institutions with responsibilities including credit administration, regulatory risk management, information technology (“IT”), operations, marketing, and facilities as well as extensive work with commercial, retail, and mortgage lines of business. Elizabeth L. Walsh is the owner and managing member of Eliz, LLC, a consulting practice specializing in accounting, IT, data analytics and real estate projects since 2023. Ms. Walsh worked in Curriculum Development from 2018 to 2023 for Becker Professional Education (“Becker”) where she primarily created an emerging technology curriculum. Ms. Walsh also previously wrote Continuing Professional Education courses for the American Institute of Certified Public Accountants where she served as Director of Knowledge Management, Becker and Agate Publishing. Ms. Walsh earned her Bachelor’s Degree in Accounting Information Systems from Virginia Polytechnic Institute and State University. Ms. Walsh was appointed to the Board in 2020. Ms. Walsh is qualified to serve as a Director due to her broad experience in accounting, technology and finance. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE DIRECTOR NOMINEES LISTED ABOVE.

INDEPENDENCE AND COMMITTEE MEMBERSHIPS

The following individuals are Directors of the Company. Ages are given as of April 24, 2025:

				Committee Memberships					
Name Current Position	Age	Director Since	Independent	Audit	Investment/ Interest Rate Risk	Credit Risk	Nominating & Compensation	Executive & Governance	Enterprise Risk Management
Michael R. Bird Retired CFO of Virginia Lutheran Homes, Inc.	70	2018**	YES	Chair				✓	
Kevin S. Bloomfield Managing Partner at Bloomfield Partners, LLC	54	2020**	YES		✓		✓		
Robert M. Bolton Founder and President, CEO and CIO of Iron Bay Capital	56	2020**	YES		✓	✓			
Gregory W. Feldmann President and Founder of Skyline Capital Strategies, LLC	68	2017**	YES		Chair		Chair	✓	✓
James W. Haskins Chairman of the Board of Directors; Attorney and Principal of Young, Haskins, Mann, Gregory and Wall, P.C.	84	1982*	NO					Chair	
Phyllis Q. Karavatakis Vice Chairman of the Board of Directors; Retired Senior Executive Vice President, Special Projects of Carter Bank & Trust	69	2017**	NO			✓			✓
Jacob A. Lutz, III Retired Partner of the law firm Troutman Pepper Locke LLP	69	2022	YES				✓	✓	Chair
E. Warren Matthews Attorney at Harris, Matthews & Crowder, P.C.	84	1998*	YES	✓			✓		✓
Catharine L. Midkiff Retired Executive from General Electric Capital Corporation	65	2018**	YES	✓		Chair		✓	✓
Curtis E. Stephens Co-Founder of Name, Image, and Likeness Metaverse Studios, Inc. and Chief Operating Officer of United Network for Collegiate Pantry Sharing, Inc.	59	2022	YES			✓			✓
Litz H. Van Dyke CEO of Carter Bank & Trust and Carter Bankshares, Inc.	61	2017**	NO			✓		✓	
Elizabeth L. Walsh Owner and Managing Member of Eliz, LLC	57	2020**	YES	✓					✓

* Indicates year first served as a director of one of the 10 banking institutions that were merged into and created Carter Bank & Trust in 2006 (each a "Merged Bank" and collectively, the "Merged Banks"). The Merged Banks were Blue Ridge Bank, N.A., Central National Bank, Community National Bank, First National Bank, First National Exchange Bank, Mountain National Bank, Patrick Henry National Bank, Patriot Bank, N.A., Peoples National Bank and Shenandoah National Bank.

** Indicates the year the director joined the board of directors of the Bank prior to the holding company reorganization.

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Proxy Statement

BOARD SKILLS & DEMOGRAPHICS

	Bird	Bloomfield	Bolton	Feldmann	Haskins	Karavatakis	Lutz	Matthews	Midkiff	Stephens	Van Dyke	Walsh
Skills and Experience												
Financial Reporting/ Audit/ Capital Planning	•	•	•	•	•	•	•	•	•	•	•	•
Leadership	•	•	•	•	•	•	•	•	•	•	•	•
Technology	•	•	•	•		•			•	•	•	•
Risk Management	•		•	•	•	•	•	•	•	•		•
Business Operations	•	•	•	•	•	•	•	•	•	•	•	•
Corporate Governance	•		•	•	•	•	•	•	•	•	•	
Cybersecurity and Information Security	•	•	•	•		•			•	•	•	•
Board Demographics												
Age	70	54	56	68	84	69	69	84	65	59	61	57
Gender	M	M	M	M	M	F	M	M	F	M	M	F
Tenure (years)	7	5	5	8	43	8	3	27	7	3	8	5

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8 EXECUTIVE OFFICERS OF THE REGISTRANT The following individuals are executive officers of the Company. Ages are given as of April 24, 2025: Name Age Position Business Experience During Past Five Years A. Loran Adams 64 Executive Vice President and Director of Regulatory Risk Management of the Bank since 2018 Prior to 2018, Senior Vice President and Director of Regulatory Risk Management of the Bank since 2017; prior to joining the Bank, Director of Internal Audit, Georgia Bank & Trust from 2011 to 2016. Wendy S. Bell 61 CFO of the Company since November 2020; Senior Executive Vice President and CFO of the Bank since 2020 Executive Vice President and CFO of the Bank from 2017 to 2019; prior to joining the Bank, Senior Vice President and Senior Finance Officer, First Commonwealth Financial Corporation from 2010 to 2017. Jane Ann Davis 62 Executive Vice President and Chief Administrative Officer of the Bank since 2017 Prior to 2017, Executive Vice President, CFO and Chief Operating Officer of the Bank. Tony E. Kallsen 57 Senior Executive Vice President and Chief Credit Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Credit Officer of the Bank since 2018; prior to joining the Bank, Senior Vice President and Senior Credit Officer, First Commonwealth Financial Corporation from 2010 to 2017. Bradford N. Langs 59 President and Chief Strategy Officer of the Bank since 2020 Prior to 2020, Executive Vice President and Chief Strategy Officer of the Bank from 2017 to 2019; prior to joining Carter Bank & Trust, Chief Risk Officer, Chief Credit Officer and Treasurer, Coastal States Bank from 2009 to 2017. Matthew M. Speare 58 Senior Executive Vice President and Chief Operations Officer of the Bank since 2023 Prior to 2023, Executive Vice President and Chief Information Officer of the Bank since 2017; prior to joining the Bank, Executive Vice President and Chief Information Officer, Regions Bank from 2013 to 2017. Litz H. Van Dyke 61 CEO of the Company since November 2020; CEO of the Bank since 2017 Prior to 2017, Executive Vice President of the Bank since July 2016; prior to joining the Bank, Practice Manager, CCG Catalyst Group from 2012 to 2016.

9 Proxy Statem ent PRINCIPAL BENEFICIAL OWNERS OF CARTER BANKSHARES, INC. COMMON STOCK The following table sets forth certain information concerning the persons known by us to be the beneficial owners of more than 5% of the outstanding shares of the Company’s common stock as of April 4, 2025. Name and Address Number of Shares Beneficially Owned Percentage of Class(1) BlackRock, Inc. 50 Hudson Yards New York, NY 10001 1,730,464(2) 7.47% The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355 1,227,878(3) 5.30% (1) Percentages are based on 23,160,954 shares of common stock issued and outstanding at April 4, 2025. (2) by BlackRock, Inc., including notice that it, through various subsidiaries, has sole investment power as to 1,730,464 shares and sole voting power as to 1,696,306 shares. (3) 2024 by The Vanguard Group, including notice that it has sole investment power as to 1,208,809 shares, shared investment power as to 19,069 shares and shared voting power as to 10,365 shares. These shares may be owned by The Vanguard Group, Inc.’s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts.

BENEFICIAL OWNERSHIP OF CARTER BANKSHARES, INC. COMMON STOCK BY DIRECTORS AND OFFICERS

The following table sets forth, as of April 4, 2025, the beneficial ownership of the Company's common stock of each Director, the executive officers identified in the Summary Compensation Table (referred to as our NEOs) and the Company's current Directors and executive officers as a group. For purposes of the table below, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") under which, in general, a person is deemed to be the beneficial owner of a security if he/she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he/she has the right to acquire beneficial ownership of the security within sixty days. The shares listed in the table below include restricted stock that has not yet vested and is restricted as to the sale or other transfer. The shares listed in the table below do not include shares underlying outstanding performance units ("PUs") that were granted to Mr. Van Dyke, Mr. Langs, Ms. Bell, Mr. Kallsen, Mr. Speare and two other executive officers who are not NEOs and remain subject to vesting conditions more than sixty days after April 4, 2025.

Name	Amount and Nature of Beneficial Ownership	Ownership as a Percentage of Common Stock Outstanding [(1)]
Bell, Wendy S.	35,757	*
Bird, Michael R.	14,774	*
Bloomfield, Kevin S.	23,556	*
Bolton, Robert M.[(2)]	69,228	*
Feldmann, Gregory W.	15,399	*
Haskins, James W.[(3)]	65,651	*
Kallsen, Tony E.	16,612	*
Karavatakis, Phyllis Q.	19,893	*
Langs, Bradford N.	25,895	*
Lutz III, Jacob A.	17,888	*
Matthews, E. Warren	18,611	*
Midkiff, Catharine L.	19,054	*
Speare, Matthew M.	35,459	*
Stephens, Curtis E.	7,230	*
Van Dyke, Litz H.	57,376	*
Walsh, Elizabeth L.[(4)]	40,182	*
All Directors and Executive Officers as a Group (18 Persons)[(5)]	503,994	2.18%

(1) Percentages are based on 23,160,954 shares of common stock issued and outstanding at April 4, 2025.

(2) Mr. Bolton holds 56,500 shares for Iron Bay Fund, LP, of which he is a limited partner.

(3) Shares reported include 20,000 shares of common stock pledged as security.

(4) Includes 4,769 shares held by Carriage Square, Ltd. over which shares Ms. Walsh shares voting and investment power by virtue of her ownership interest in Carriage Square, Ltd. and her officer and director roles held at such entity.

(5) Includes shares held by A. Loran Adams and Jane Ann Davis.

* Less than 1% of the outstanding common stock.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires that Directors and executive officers, and persons who beneficially own more than 10% of the Company's equity securities, file reports of ownership and reports of changes in ownership of the Company's outstanding equity securities. Based on a review of these reports filed by the Company's officers and Directors, the Company believes that its officers and Directors complied with all filing requirements under Section 16(a) of the Exchange Act during 2024, except that executive officer Ms. Davis reported one transaction late on a Form 4, executive officer Mr. Bradford Langs reported two transactions late on a Form 4 and executive officer and director Mr. Litz Van Dyke reported two transactions late on a Form 4.

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11 Proxy Statem ent PROPOSAL 2 ADVISORY AND NON-BINDING VOTE TO APPROVE EXECUTIVE COMPENSATION The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and related SEC regulations enable our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the SEC rules relating to compensation disclosure. The advisory vote on executive compensation is not a vote on the Company’s general compensation policies. Section 14A of the Exchange Act, requires the Company to hold the advisory vote on executive compensation at least once every three years. At the Company’s 2023 Annual Meeting of Shareholders, shareholders voted on our say-on-pay frequency proposal indicating a preference for holding such advisory vote on executive compensation every year. Accordingly, the Board decided that the advisory vote on executive compensation would be held every year, at least until the next advisory say-on-pay frequency vote. With assistance from its independent compensation consultant, the Nominating and Compensation Committee regularly reviews the compensation programs for our NEOs to ensure they achieve the desired goal of striking a balance between recognition of recent achievements and aligning the interests of management on a longer-term basis with that of the Company’s shareholders. The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s success. As such, the program provides a competitive compensation package to attract and retain capable associates. The independent compensation consultant assists the Nominating and Compensation Committee in this effort by annually recommending a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducting an external market study for the Nominating and Compensation Committee using the peer group to assess the competitiveness of current pay opportunities for our NEOs. Please read the “Compensation Discussion & Analysis” beginning on page 14 for additional details about our executive compensation programs, including information about the fiscal year 2024 compensation of our NEOs. We are asking our shareholders to indicate their approval of our NEO compensation as described in this proxy statement. The proposal, commonly known as “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this proxy statement. Accordingly, the Board recommends that the shareholders approve the following advisory resolution: “RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s NEOs as disclosed in the Company’s proxy statement for the 2025 Annual Meeting of Shareholders pursuant to compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure.” This vote is advisory and not binding on the Company, the Board or the Nominating and Compensation Committee. However, the Board and the Nominating and Compensation Committee value the opinions of our shareholders and will consider the outcome of this advisory vote when considering future executive compensation decisions. We anticipate that the next vote on a say-on-pay proposal will occur at the 2026 Annual Meeting of Shareholders. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

12 EXECUTIVE COMPENSATION Compensation Discussion & Analysis The Company’s compensation program is designed to offer competitive compensation to associates based on each individual’s contribution to the Company’s overall success. As such, the program provides a competitive compensation package to attract and retain capable associates. The compensation and benefits program consists of salary, annual and long-term incentive opportunity, equity compensation, nonqualified deferred compensation plan, life, health and disability insurance and limited perquisites, such as a monthly automobile allowance, reimbursement of relocation and temporary housing expenses and legal expenses relating to employment agreement review, as appropriate, and modest tax gross-ups on the same, which the Company believes are important to attract the most qualified candidates. The Company has a single health insurance plan for all officers and full-time associates who meet the eligibility requirements. The Company also provides a 401(k) and Profit Sharing Plan, group life insurance plan and short-term disability plan for officers and full-time associates. The Company has entered into employment or change of control severance agreements with its NEOs, which are further described under “Employment/Change of Control Severance Agreements”. The Nominating and Compensation Committee (for purposes of this “Executive Compensation” section, the “Committee”) has the responsibility for administering the Company’s overall compensation program and for setting the salaries and annual and long-term incentive opportunities for the Company’s senior officers. In setting the compensation of the Company’s senior officers, the Committee generally relies on the recommendations of the Chairman, CEO and the Board members’ own significant personal knowledge of the compensation provided to other, similarly situated, executives in banking and other industries in the local area, as well as recommendations from the Committee’s independent compensation consultant, which for the purposes of this “Executive Compensation” section is Pearl Meyer & Partners, LLC (“Pearl Meyer”), who maintains a significant focus on banking industry compensation. Pearl Meyer annually recommends a peer group of financial institutions with reasonably similar market capitalization and business strategy to the Company and conducts an external market study for the Committee using the peer group to assess the competitiveness of current pay opportunities for our executive officers. For 2024 compensation determinations, the peer companies consisted of twenty-two regional U.S. commercial banks ranging in asset size from approximately $2.0 to $8.5 billion. As of December 31, 2023, the Company had $4.5 billion in total assets versus the peer group median of $4.6 billion. The following financial institutions were included in the 2024 peer group: Arrow Financial Corporation Glens Falls, NY Bar Harbor Bankshares Bar Harbor, ME C&F Financial Corporation Toano, VA Capital City Bank Group, Inc. Tallahassee, FL City Holding Company Charleston, WV CNB Financial Corporation Clearfield, PA Community Trust Bancorp, Inc. Pikeville, KY First Community Bankshares, Inc. Bluefield, VA Great Southern Bancorp, Inc. Springfield, MO HomeTrust Bancshares, Inc. Asheville, NC Mid Penn Bancorp, Inc. Millersburg, PA MVB Financial Corp. Fairmont, WV Orrstown Financial Services, Inc. Harrisburg, PA Peoples Financial Services Corp. Hallstead, PA Primis Financial Corp. McLean, VA Republic Bancorp, Inc. Louisville, KY Shore Bancshares, Inc. Easton, MD SmartFinancial, Inc. Knoxville, TN Stock Yards Bancorp, Inc. Louisville, KY The First Bancshares, Inc. Hattiesburg, MS Univest Financial Corporation Souderton, PA Washington Trust Bancorp, Inc. Westerly, RI

13 Proxy Statem ent In 2024, the Committee engaged Pearl Meyer to assist in an evaluation of the competitiveness of the executive compensation program and to provide information on executive compensation at these peer banks, including market trends and developments in executive compensation. The Committee reviews each executive’s performance and contribution to the overall Company goals, as well as recommendations of Pearl Meyer, in determining the level of salary and other compensation for the coming year. The Committee considers the peer data to ensure that the Company’s compensation programs are competitive and close to the median of market practices of the peer companies, although for certain positions the Company’s cash and short-term incentive compensation remains slightly below the median of the peer group but within an overall competitive range. When setting compensation for fiscal 2024 and in determining compensation policies, the Committee also took into account the results of the shareholder advisory vote on executive compensation that took place in May 2024. In that vote, which is advisory and non-binding, shareholders approved the compensation of our NEOs as disclosed in the proxy statement for the 2024 Annual Meeting of Shareholders. A substantial majority (86.1%) of votes cast approved the executive compensation program described in the Company’s proxy statement for the 2024 Annual Meeting of Shareholders. The vote results were taken into consideration when setting the compensation for 2024 and are being taken into consideration by the Committee when setting the compensation for 2025. The Committee generally views the vote results as an indication that the Company has been generally effective in implementing its compensation philosophy and objectives. Nevertheless, since market practice and the Company’s business needs continue to evolve, the Committee continually evaluates our compensation program, with input from the independent compensation consultant, and makes changes when warranted. Analysis of Risk Associated with Compensation Policies and Practices The Committee oversees an annual review of our compensation programs to determine whether such programs encourage excessive risk-taking by our associates. The most recent review was conducted in April 2024. Management and the Committee participated in the review, which included identification of the relevant compensation policies and practices, review of potential related risks, and analysis of risk-mitigating factors, including the Company’s system of internal controls and oversight. Beginning in June 2024, all executive compensation incentive program payouts and awards are subject to periodic reviews by the Company’s internal audit department. The Committee determined that the potential risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Committee took into account the structure of our compensation programs, the amount of cash compensation available to associates in the form of base salary, the involvement of the Committee in setting compensation for executive officers and in particular for those individuals who can commit the Company’s capital or who manage the Company’s risk, and the oversight of the Board in monitoring certain risk tolerances and internal controls. Employment / Change of Control Severance Agreements The Company has entered into employment agreements with Mr. Van Dyke, Ms. Bell, Mr. Speare and Mr. Langs and a change of control severance agreement with Mr. Kallsen. Each of these agreements was originally entered into with the Bank and was amended and restated effective as of November 20, 2020 in connection with the holding company reorganization to add the Company as a party and make corresponding and other administrative changes. The terms of the agreements are substantially similar to each other as described below. Van Dyke Employment Agreement Mr. Van Dyke and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Van Dyke Agreement”), which had an initial term of two years, beginning on October 1, 2017. The employment term automatically renewed most recently on October 1, 2023 and will automatically renew on each subsequent two-year anniversary for an additional two-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Van Dyke Agreement, Mr. Van Dyke’s current annual base salary is $678,038, subject to increase by the Company’s Board at its discretion. He also receives $700 per month as an automobile allowance. Mr. Van Dyke is eligible to participate in the Company’s annual bonus plan, associate benefit plans and programs on terms offered to similarly situated associates and is eligible to receive equity awards in the discretion of the Company’s Board.

14 The Company may terminate Mr. Van Dyke’s employment with or without cause (as defined in the Van Dyke Agreement), with or without notice. Mr. Van Dyke also may voluntarily terminate his employment with the Company at any time for Good Reason (as defined in the Van Dyke Agreement). In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason, Mr. Van Dyke will receive any unpaid base salary, any annual bonus compensation earned and awarded but not yet paid, and any vested benefits (collectively, the “Accrued Obligations”). He will also receive a monthly severance payment equal to one- twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non- solicitation. In the event the Company terminates Mr. Van Dyke’s employment without cause or Mr. Van Dyke terminates his employment for Good Reason within two years after a Change of Control (as defined in the Van Dyke Agreement), Mr. Van Dyke will receive the Accrued Obligations, plus a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke’s highest annual bonus earned from the Company for the three years prior to termination. The Van Dyke Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Van Dyke’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the Van Dyke Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. In the event of a termination for Cause or due to Incapacity, Mr. Van Dyke will be entitled to receive his Accrued Obligations. If he dies while employed by the Company, the Company will pay Mr. Van Dyke’s spouse, if his spouse survives him, or, if not, his estate, his Accrued Obligations and an amount equal to his base salary from the date of his death through the end of the month in which his death occurs. Bell Employment Agreement Ms. Bell and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Bell Agreement”). The terms of the Bell Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Bell Agreement was two years, beginning on July 24, 2017. The employment term automatically renewed most recently on July 24, 2024 and will automatically renew on each subsequent anniversary for an additional one- year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Bell Agreement, Ms. Bell’s current annual base salary is $413,400, subject to increase by the Company’s Board in its discretion. She also receives $500 per month as an automobile allowance. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason, in addition to the Accrued Obligations, she will also receive a monthly severance payment equal to one-twelfth of her annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Ms. Bell’s employment without cause or Ms. Bell terminates her employment for Good Reason within two years after a Change of Control (as defined in the Bell Agreement), Ms. Bell will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Ms. Bell’s highest annual bonus earned from the Company for the three years prior to termination. Speare Employment Agreement Mr. Speare and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Speare Agreement”). The terms of the Speare Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Speare Agreement was one year, beginning on July 3, 2017. The employment term automatically renewed most recently on July 3, 2024 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal.

15 Proxy Statem ent Pursuant to the Speare Agreement, Mr. Speare’s current annual base salary is $386,250, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Speare’s employment without cause or Mr. Speare terminates his employment for Good Reason within two years after a Change of Control (as defined in the Speare Agreement), Mr. Speare will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Speare’s highest annual bonus earned from the Company for the three years prior to termination. Langs Employment Agreement Mr. Langs and the Company are parties to an amended and restated employment agreement, dated as of November 20, 2020 (the “Langs Agreement”). The terms of the Langs Agreement are substantially the same as the Van Dyke Agreement, except as follows. The initial term of the Langs Agreement was one year, beginning on June 19, 2017. The employment term automatically renewed most recently on June 19, 2024 and will automatically renew on each subsequent anniversary for an additional one-year term unless either party provides at least 60 days’ advance notice of non-renewal. Pursuant to the Langs Agreement, Mr. Langs’ current annual base salary is $556,200, subject to increase by the Company’s Board in its discretion. He also receives $500 per month as an automobile allowance. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason, in addition to the Accrued Obligations, he will also receive a monthly severance payment equal to one-twelfth of his annual base salary for 12 months and continued associate health insurance coverage for 12 months. In the event the Company terminates Mr. Langs’ employment without cause or Mr. Langs terminates his employment for Good Reason within two years after a Change of Control (as defined in the Langs Agreement), Mr. Langs will receive the Accrued Obligations, plus a lump sum severance payment equal to 24 months of his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Langs’ highest annual bonus earned from the Company for the three years prior to termination. Kallsen Change of Control Severance Agreement Mr. Kallsen and the Company are parties to an amended and restated change of control severance agreement, dated as of November 20, 2020 (the “Kallsen Agreement”). In the event the Company terminates Mr. Kallsen’s employment without cause or Mr. Kallsen resigns for Good Reason, in each case within two years after a Change of Control (as defined in the Kallsen Agreement), Mr. Kallsen will receive the Accrued Obligations. If Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, Mr. Kallsen will also receive an amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, payable over 12 months, and a lump sum payment equal to continued associate health insurance coverage for 12 months. The Kallsen Agreement provides for these Change of Control severance benefits on a “best net” approach, under which Mr. Kallsen’s Change of Control benefits will be reduced to avoid the golden parachute excise tax under Section 280G of the Internal Revenue Code unless without such a reduction he would receive more after-tax compensation than with a reduction. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in the Kallsen Agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation. In the event of a termination for cause or due to death or Incapacity within two years after a Change of Control, Mr. Kallsen will be entitled to receive any unpaid base salary and any vested benefits.

Base Salaries

Base salaries provide appropriate fixed cash compensation necessary to attract and retain executive talent. Base salaries are intended to be competitive. The Committee reviews the base salaries of our NEOs on an annual basis as well as at the time of any promotion or other material change in responsibilities. In addition to engaging independent compensation consultant, Pearl Meyer on base salaries, the Committee also considers the following when setting base salaries: (a) the individual executive's overall performance and contribution to the Company's performance, (b) overall Company performance and (c) the individual's base salary relative to other executive officers. The Committee approved base salary increases for each NEO in January 2024, effective January 1, 2024 based on merit and to maintain comparability to peers at the median level to ensure that the Company can attract and retain top executive talent.

Executive	2024 Base Salary ($)	2023 Base Salary ($)	% Increase
Litz H. Van Dyke	$678,038	$645,750	5.0%
Bradford N. Langs	$556,200	$515,000	8.0%
Wendy S. Bell	$413,400	$390,000	6.0%
Tony E. Kallsen	$351,900	$340,000	3.5%
Matthew M. Speare	$386,250	$375,000	3.0%

Annual Incentive Plan

The Committee has adopted an annual incentive plan for the purpose of awarding annual bonuses to certain associates based upon the achievement of annual performance objectives established each year under the plan. This was implemented in order to position the Company to be competitive with its peers with respect to overall executive compensation. The annual incentive plan covers the Company's executive officers and certain executive vice presidents (each, a "Participant"), which includes all of the Company's NEOs. The goal of the annual incentive plan is to motivate Participants to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company.

The plan is an annual incentive plan that is approved each year with a performance year running from January 1 through December 31. The Committee oversees the administration of the plan, as well as plan design, determination of performance measures, goals and weightings and award payouts, partly based on input from the Company's CEO.

At the beginning of each year, the Committee develops a bonus template for the Company's CEO and the Company's CEO, in consultation with the Committee, develops a bonus template for each of the other Participants. The primary elements of each template are:

- Percentage of base salary as target bonus opportunity,
- Performance measures and goals selected from the Company's approved budget numbers for the year or other objective measures such as asset quality ratios, and
- Weightings assigned to the selected performance measures.

Under the annual incentive plan, a Participant can earn a target bonus of a specific percentage of the Participant's base salary, with bonus payouts ranging from 80% (for performance at 80% of target) up to 120% (for performance at or above 120% of target). For 2024, these target percentages for the NEOs were as follows:

Participant	Target % of Base Salary
CEO	35%
President & Chief Strategy Officer, CFO, Chief Operations Officer, Chief Credit Officer	35%

Performance measures under the plan are determined each year, in the categories of profitability, capital effectiveness and safety and soundness. The performance measures, goals and weightings assigned to them may change from year to year, and are typically the same for all Participants in any given year, although that is subject to change.

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The amount of bonus earned by a Participant each year will depend on the Company's achievement with respect to the performance measure goals selected for that year, multiplied by the applicable weightings, multiplied by the Participant's base salary and percentage of base salary opportunity, within the established payout ranges.

Bonus amounts earned based on the Company's performance for a year are reviewed and certified by the Committee and paid to the Participant between January 1 and March 15 of the following year, generally shortly after the year's results have been finalized and the Company's earnings for the year have been announced. The plan has both short-term and long-term components, as the bonus amounts currently are paid approximately 70% in cash and 30% in shares of restricted common stock of the Company, with time-based vesting in three annual installments.

For 2024, the Committee selected the same performance measure goals and weightings for each of the Participants, including the Company's NEOs. The following table shows the performance measure goals for the annual incentive plan for 2024, as well as the weightings of these goals and the achievement with respect to each goal:

Performance Measure	Weighting	Target Performance Goal	Performance Achieved	Percentage of Performance Achieved	Discretionary Bonus Added	Total Percentage of Target Payout
Core Earnings per Share[1]	25%	$0.83	$1.05	30%		
Core ROAA[1]	25%	0.42%	0.53%	30%		
Core ROATCE[1]	25%	5.47%	6.54%	30%		
Core Efficiency[1]	25%	71.83%	80.95%	24%		
Weighted Average Bonus Amount Earned				114%		
Total Bonus Amount Awarded					25%	139%

(1) Non-GAAP core earnings per share, core return on average assets ("ROAA"), core return on average tangible common equity ("ROATCE") and core efficiency are calculated utilizing financial data on a GAAP basis and excluding all extraordinary items, whether positive or negative. Extraordinary items include items such as security gains and losses, other real estate owned gains or losses, other real estate owned income and contingent liabilities, net of tax.

Following the end of the year, the Committee reviewed the Company's performance with respect to these goals for 2024. Based on the Company's performance with respect to these goals, the percentage of performance achieved across all of the performance measures was 114%. In light of such strong performance, despite the impacts of the largest non-performing loan relationship, the Committee determined it was appropriate to exercise discretion to pay additional bonus amounts for 2024. This was primarily driven by a reserve release related to curtailment payments and a lower risk profile of our largest non- performing loan relationship. The Board of Directors agreed with this recommendation and the Participants were issued cash in February 2025 and restricted shares of common stock in early March 2025. The bonus amounts were paid approximately 70% in cash and 30% in shares of restricted common stock of the Company, with time-based vesting in three annual installments. These shares of restricted common stock were granted under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, which is discussed further below. The non-discretionary bonus amounts earned by the NEOs for 2024 performance under this plan are reported as "Non-Equity Incentive Plan Compensation" for 2024 in the Summary Compensation Table, and the discretionary portion of the bonus amounts awarded to the NEOs are reported as "Bonus" in the Summary Compensation Table.

Long-Term Incentive Plan

The Committee approved the long-term incentive program (the "LTIP") for certain associates, under which shares of restricted stock and performance units are to be awarded periodically under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (the "Equity Plan"). The LTIP covers the Company's executive officers and certain executive vice presidents (each, a "Participant"), which includes all of the Company's NEOs. The goal of the LTIP is to promote leadership retention and management continuity, to reward management for strong sustained value creation and financial performance and to align the executives' interests with those of our shareholders through appropriately-sized grants of equity compensation. It is the Company's intent to maximize shareholder value by achieving performance while limiting risk appropriately and maintaining the safety and soundness of the Company by awarding shares of restricted stock and performance units.

Proxy Statement

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The Committee granted the first awards under the LTIP in March 2022. Due to uncertainty with respect to the Company's financial performance in 2023, no awards under the LTIP were granted in 2023. In late 2023, the Committee approved the grant of LTIP awards for 2024, which were granted on January 5, 2024. Based on the prior recommendation of Pearl Meyer, these grants were divided as 70% performance-based as performance units and 30% retention-based as restricted shares.

The time-based restricted stock awards cliff-vest on the fifth anniversary of the grant date, subject to accelerated vesting in certain circumstances.

The performance units granted under the LTIP can be earned from 0% to 110% of target based on achieving the applicable performance goals and will be paid to the extent earned after the end of the three-year performance period, subject to accelerated vesting in certain circumstances.

Grant of 2024 Performance Units (2024-2026 Performance Period)

The 2024 performance units ("2024 PUs") are subject to four equally weighted performance-based goals established by the Committee: return on average assets ("ROAA"), core efficiency ratio, total shareholder return ("TSR") and the non-performing assets ratio. Non-GAAP core efficiency is calculated utilizing financial data on a GAAP basis and excluding all extraordinary items, whether positive or negative. Extraordinary items include items such as security gains and losses, other real estate owned gains or losses, other real estate owned income and contingent liabilities, net of tax. The Committee added the TSR metric as a performance goal to align driving shareholder value with management's long-term incentive. This is also a recommendation and best practice highlighted in executive compensation research by proxy advisory services, such as Glass Lewis and Institutional Shareholder Services ("ISS").

Achievement with respect to these goals will be measured by comparing the Company's performance during the three-year performance period of January 1, 2024 to December 31, 2026 to a peer group consisting of the companies listed on the ABAQ index of publicly traded community banking companies on the first business day of the performance period. The level of achievement percentage that corresponds to the Company's percentile ranking for each performance goal will be applied to one-fourth of the target number of performance units. Failure to meet threshold performance during the performance period means no performance units for that performance goal will be earned. The level of achievement is calculated separately for each performance goal and the level of achievement for one performance goal does not impact the other performance goals.

The percentile ranking of the Company as compared to peer group was increased in the grant of the 2024 PUs to incent the NEOs to further drive Company performance to the 67th percentile, or a top third performer. The Committee and the Board want the Company to be an upper tier performer within its ABAQ peer group as this will help to drive shareholder value and assure the Company's competitiveness on a longer term basis.

Performance Goal 1, ROAA, does not adjust for extraordinary items as calculated in the annual incentive plan financial metrics as described above. This is largely due to the inability to extrapolate a core ROAA for the ABAQ peer group. However, the core efficiency ratio is calculated the same for purposes of both the 2024 PUs and the annual incentive plan.

The performance goals under the 2024 PUs are summarized in the following table:

Performance Goal	Percentage of Target Performance Units Subject to Performance Vesting	Percentile Ranking of Company vs Peer Group for Performance Period Percentage Earned Threshold % - Target % - Stretch %
Performance Goa1 1: ROAA	25%	54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110%
Performance Goal 2: Core Efficiency Ratio	25%	54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110%
Performance Goal 3: TSR	25%	54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110%
Performance Goal 4: Non-Performing Assets Ratio	25%	54th Percentile - 67th Percentile - 74th Percentile 80% - 100% - 110%

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If the performance criteria and service requirements are met, these performance units will vest on the payment date which is within 70 days following the end of the performance period. The Company will pay the performance units that have vested in shares of the Company's common stock.

Performance of 2022 Performance Units (2022-2024 Performance Period)

As previously described in the Company's proxy statement for the Company's 2023 Annual Shareholders' Meeting, as part of the LTIP, PUs with a three-year performance period ending on December 31, 2024 ("2022-2024 Performance Period") were granted to each of the named executive officers ("2022 PUs"). The 2022 PUs were subject to three equally weighted performance-based goals established by the Committee: ROAA, core efficiency ratio and the non-performing assets ratio. For each of these performance goals, the threshold, target and stretch performance levels were 40th percentile, 50th percentile and 55th percentile, respectively. Achievement with respect to these goals was measured by comparing the Company's performance during the 2022-2024 Performance Period to a peer group consisting of companies listed on the ABAQ index of publicly traded community banking companies on the first day of the 2022-2024 Performance Period. The Committee certified ROAA attainment at the 24th percentile, which was below the threshold performance level; core efficiency ratio at the 18th percentile, which was below the threshold performance level, and the non-performing assets ratio at the 0th percentile, which was below the threshold performance level. The Company's financial performance was negatively impacted by a single large non- performing relationship during the 2022-2024 Performance Period, which primarily contributed to non-achievement of the financial metrics. Since achievement with respect to each of the performance goals was below the threshold performance level, no portion of the 2022 PUs was earned, and the units were forfeited upon the Committee's certification in February 2025.

Performance Table for 2022 PUs

Performance Goal	Percentage of Target Performance Units Subject to Performance Vesting	Percentile Ranking of Company vs Peer Group for Performance Period Percentage Earned Threshold % - Target % - Stretch %	Performance Achieved	Achievement of Performance Goal
Performance Goal1 1: ROAA	33.3%	40th Percentile - 50th Percentile - 55th Percentile 80% - 100% - 110%	24th Percentile	0
Performance Goal 2: Core Efficiency Ratio	33.3%	40th Percentile - 50th Percentile - 55th Percentile 80% - 100% - 110%	18th Percentile	0
Performance Goal 3: Non-Performing Assets Ratio	33.4%	40th Percentile - 50th Percentile - 55th Percentile 80% - 100% - 110%	0th Percentile	0

Equity Compensation

The Company grants equity compensation pursuant to the Equity Plan. The Equity Plan authorizes the issuance of up to 2,000,000 shares of common stock for awards to key associates and non-employee Directors of the Company and its subsidiaries as determined by the Committee, which has been appointed by the Board to administer the Equity Plan. The Equity Plan authorizes the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards. Subject to accelerated vesting under certain circumstances, the Equity Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee Directors. With respect to executive compensation, the purpose of the Equity Plan is to provide incentives to certain key associates to align their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company's risk management practices.

In addition to the LTIP awards granted in February 2025, January 2024 and March 2022, in March 2025, February 2023 and February 2022, the Company granted restricted stock awards to several associates, including all of the NEOs, in connection with the annual incentive plan bonus payouts for 2024, 2022 and 2021 performance. The restricted stock vests in equal installments on each of the first, second and third anniversaries of the grant date, subject to accelerated vesting in certain circumstances.

19

Proxy Statement

20 As discussed above, the Committee anticipates granting future awards of restricted stock to associates, including the NEOs, in connection with the annual incentive plan and future awards of restricted stock and performance units to associates, including the NEOs, pursuant to the LTIP, and may also grant other equity awards under the Equity Plan as part of the Company’s compensation program. Grant Practices for Stock Options Stock options have not been a component of equity compensation awarded by the Company in recent years. The Company did not award stock options to any of the NEOs during 2024. Consequently, the Company does not have a formal policy on the timing or terms of awards of options in relation to the disclosure of material nonpublic information by the Company. For grants of other equity awards, such as restricted stock and performance units, the Committee schedules grants of equity awards at generally consistent times throughout the year. The Company does not time the release of material nonpublic information based on equity award grant dates for the purpose of affecting the value of executive compensation. Insider Trading Policies and Procedures The Company has adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of its securities by directors, officers and associates or the Company itself. These policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and any listing standards applicable to the Company. The Carter Bankshares, Inc. Insider Trading Policy (“Insider Trading Policy”) is filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Limitations on Hedging and Speculative Transactions The Insider Trading Policy applies to all directors, directors emeriti, officers and all other associates of the Company and, among other goals, helps ensure that the Company’s personnel bear the full risks and benefits of stock ownership. Under this policy, Company personnel may not sell Company stock “short,” trade in Company stock in or through a margin account or pledge Company stock as collateral (except for grandfathered pledging arrangements in place when the prohibitions were adopted), or otherwise engage in hedging transactions or speculative or short-term trading of Company stock. Clawback Policies The Committee has adopted two clawback policies. The Dodd-Frank Clawback Policy, which became effective on October 2, 2023 and implements the requirements of Exchange Act Rule 10D-1 and Nasdaq’s Listing Rule 5608, provides for the recoupment, under certain conditions, of certain incentive-based compensation from executive officers of the Company if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements under the securities laws (an “accounting restatement”). The Supplemental Clawback Policy, which became effective on March 21, 2024, expands the coverage of the Dodd-Frank Clawback Policy to provide for the recoupment, under certain conditions, of cash-based and equity-based incentive compensation from the executive management team (which is a broader group than the Company’s executive officers) in the event of an accounting restatement. The Supplemental Clawback Policy also provides for the recoupment, under certain conditions, of certain cash-based and equity-based incentive compensation from the executive management team and associates who have an employment or change of control severance agreement, cash incentive or equity award agreement or incentive or commission agreement if the executive or employee engages in detrimental conduct. Detrimental conduct means: (1) the commission of a criminal act by the executive or employee that constitutes a felony, (2) a violation by the executive or employee of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which the Company is a member, (3) a violation by the executive or employee of the Company’s Code of Conduct, as determined by the Company in its reasonable discretion, or (4) any misconduct or illegal activity by the employee or executive in performing the work for which incentive compensation covered by the policy is paid, as determined by the Company in its reasonable discretion.

21 Proxy Statem ent Nominating and Compensation Committee Report The Nominating and Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion & Analysis included above. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Committee, the Committee has recommended to the Board the inclusion of the Compensation Discussion & Analysis in this proxy statement. Members of the Nominating and Compensation Committee Kevin S. Bloomfield Gregory W. Feldmann, Chair Jacob A. Lutz, III E. Warren Matthews CEO Pay Ratio The Company determined that the 2024 annual total compensation of the median compensated associate of all its associates, other than the CEO, as of December 31, 2024 was $59,782; the CEO’s 2024 annual total compensation was $1,307,901; and the ratio of these amounts was 22:1. The Company identified a new median associate for 2024 due to changes in the Company’s overall cost-center structure and related associate composition since 2023. To do this, we utilized the following methodology. As of December 31, 2024, the Company’s total population consisted of 685 associates, all of whom work in the United States. This population consisted of all of the Company’s full-time and part-time associates. To identify the median compensated associate, we used a consistently applied compensation measure defined as gross wages as reported on each associate’s 2024 Internal Revenue Service (“IRS”) Form W-2. We further annualized pay for those individuals not employed for a full year in 2024, but who were employed as of December 31, 2024. Once we identified our median compensated associate, we calculated the median compensated associate’s and our CEO’s 2024 annual total compensation in accordance with the requirements of the Summary Compensation Table. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated associate and calculating the pay ratio based on that associate’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Summary Compensation Table

Fiscal 2022 - 2024

The table below reflects compensation received by each NEO.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)[4]	Total ($)
Litz H. Van Dyke	2024	$676,847	$90,623	$258,316	$—	$237,313	$—	$44,813	$1,307,912
CEO of the Company and the Bank	2023	$644,618	$96,863	—	—	—	—	$43,149	$ 784,630
	2022	$612,513	—	$232,042	—	$369,000	—	$46,274	$1,259,829
Bradford N. Langs	2024	$555,167	$74,337	$154,512	—	$194,670	—	$47,325	$1,026,011
President and Chief Strategy Officer of the Bank	2023	$514,282	$77,250	—	—	—	—	$45,001	$ 636,533
	2022	$480,628	—	$102,378	—	$247,500	—	$42,713	$ 873,219
Wendy S. Bell	2024	$413,554	$55,657	$117,015	—	$144,690	—	$48,708	$ 779,624
CFO of the Company; Senior Executive Vice President and CFO of the Bank	2023	$389,724	$58,500	—	—	—	—	$46,359	$ 494,583
	2022	$373,320	—	$88,726	—	$187,500	—	$42,794	$ 692,340
Tony E. Kallsen	2024	$351,994	$47,026	$74,813	—	$123,165	—	$33,863	$ 630,861
Senior Executive Vice President and Chief Credit Officer of the Bank	2023	$339,861	$51,000	—	—	—	—	$34,943	$ 425,804
	2022	$321,243	—	$88,726	—	$112,700	—	$36,049	$ 558,718
Matthew M. Speare	2024	$386,369	$51,622	$112,517	—	$135,188	—	$40,087	$ 725,783
Senior Executive Vice President and Chief Operations Officer of the Bank	2023	$374,667	$56,250	—	—	—	—	$38,310	$ 469,227
	2022	$351,244	—	$88,726	—	$123,200	—	$36,486	$ 599,656

(1) For 2024, amounts reflect the discretionary amount of the bonus the Committee determined to pay in excess of the bonus amount earned under the annual incentive plan for 2024 performance and include both the portion of the discretionary bonus paid in cash and the portion paid in shares of restricted stock. For 2023, the Committee recommended to the full Board of Directors, and the full Board of Directors approved, granting each participant in the annual incentive plan a discretionary flat bonus equal to 15% of annual salary to reflect the outstanding work they had completed in 2023, which included strong loan growth, successful expansion in high-growth markets and successful management of liquidity and deposit stability in a challenging market environment, although many of positive effects of this outstanding work were muted in the Company's financial performance for 2023 by the impacts of the single large NPL relationship.

(2) Stock awards for 2022 and 2024 consist of time-based restricted stock and performance-based unit awards granted under the Company's LTIP. The performance-based unit awards vest only if, and to the extent earned based on performance achievement over a three-year performance period ending December 31, 2024 and December 31, 2026, respectively, and satisfaction of additional service requirements. No portion of the 2022 PUs was earned based on performance for the 2022-2024 Performance Period, and the units were forfeited upon the Committee's certification of performance in February 2025.

All stock and unit awards are reflected at their grant date fair value, as determined pursuant to Accounting Standards Codification - Topic 718, Stock Compensation ("ASC 718"). Prior to September 1, 2023, we used the closing price of our stock to determine the grant date fair value. Beginning September 1, 2023, we use a 90-day trading day look-back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. The amounts reflected for performance-based unit awards reflect the grant date assumption that we will achieve the required performance goals at target levels.

22

The following table provides the grant date fair value of the performance-based unit awards granted during 2024 and 2022 assuming stretch (or maximum) achievement:

Name	2024 Stretch Payout	2022 Stretch Payout
Litz H. Van Dyke	$198,891	$144,414
Bradford N. Langs	$118,965	$ 63,712
Wendy S. Bell	$ 90,090	$ 55,217
Tony E. Kallsen	$ 57,596	$ 55,217
Matthew M. Speare	$ 86,625	$ 55,217

(3) The amounts in this column for 2022 and 2024 reflect the non-discretionary bonus amounts earned for 2022 and 2024 performance under the annual incentive plan and include both the portion of the bonus paid in cash and the portion paid in shares of restricted stock that were granted in February 2023 and March 2025. In each case, the cash portion and the portion paid in restricted shares of these bonus amounts were paid in the year following the year in which the performance criteria was achieved.

(4) The amount of compensation properly categorized in this column, including perquisites and other personal benefits that total more than $10,000, is listed in the table below for 2024 for each NEO.

Name	Medical	401(k) and Profit Sharing Plan Matching Contributions	Disability Insurance	Life Insurance Premiums	Car Allowance	Gross Ups Car Allowance	Total
Litz H. Van Dyke	$14,111	$13,800	$592	$4,224	$8,400	$3,686	$44,813
Bradford N. Langs	$21,398	$13,800	$592	$2,982	$6,000	$2,553	$47,325
Wendy S. Bell	$21,398	$13,800	$592	$4,224	$6,000	$2,694	$48,708
Tony E. Kallsen	$ 8,713	$12,975	$592	$2,982	$6,000	$2,601	$33,863
Matthew M. Speare	$14,111	$13,800	$592	$2,982	$6,000	$2,602	$40,087

Proxy Statement

23

The table below reflects information regarding the annual and long-term incentive plan opportunities granted to the NEOs during or for the year ended December 31, 2024.

Grants of Plan-Based Awards
Fiscal 2024

Name	Approval Date	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Litz H. Van Dyke										
Annual Incentive Plan		N/A	$47,463	$237,313	$284,776	—	—	—	—	—
Time-Based Restricted Stock	12/14/2023	1/5/2024	—	—	—	—	—	—	6,012	$77,495
Performance Units	12/14/2023	1/5/2024	—	—	—	2,805	14,028	15,430	—	$180,821
Bradford N. Langs										
Annual Incentive Plan		N/A	$38,934	$194,670	$233,604	—	—	—	—	—
Time-Based Restricted Stock	12/14/2023	1/5/2024	—	—	—	—	—	—	3,596	$46,352
Performance Units	12/14/2023	1/5/2024	—	—	—	1,678	8,391	9,230	—	$108,160
Wendy S. Bell										
Annual Incentive Plan		N/A	$28,938	$144,690	$173,628	—	—	—	—	—
Time-Based Restricted Stock	12/14/2023	1/5/2024	—	—	—	—	—	—	2,724	$35,112
Performance Units	12/14/2023	1/5/2024	—	—	—	1,271	6,354	6,990	—	$81,903
Tony E. Kallsen										
Annual Incentive Plan		N/A	$24,633	$123,165	$147,798	—	—	—	—	—
Time-Based Restricted Stock	12/14/2023	1/5/2024	—	—	—	—	—	—	1,741	$22,441
Performance Units	12/14/2023	1/5/2024	—	—	—	812	4,063	4,469	—	$52,372
Matthew M. Speare										
Annual Incentive Plan		N/A	$27,038	$135,188	$162,225	—	—	—	—	—
Time-Based Restricted Stock	12/14/2023	1/5/2024	—	—	—	—	—	—	2,619	$33,759
Performance Units	12/14/2023	1/5/2024	—	—	—	1,222	6,110	6,721	—	$78,758

(1) Reflects the threshold, target and maximum bonus that each NEO could earn for 2024 performance under the annual incentive plan. The actual amounts earned by the named executive officers for 2024 performance under the annual incentive plan, which were paid partly in cash and partly in shares of restricted stock with a three-year vesting period, are reported in the "Non-Equity Incentive Plan Compensation" column for 2024 in the Summary Compensation Table for non-discretionary amount and in the "Bonus" column for 2024 for the discretionary amount.

(2) Amounts reflected in these columns represent the number of PUs granted to our named executive officers during 2024 under the LTIP, pursuant to which our named executive officers could earn from 0% to 110% in the target number of PUs, based on the achievement over a three-year performance period ending December 31, 2026 of ROAA, core efficiency ratio, total shareholder return ("TSR"), and the non-performing assets ratio for the Company compared to a peer group. Any PUs earned based on the achievement with respect to such goals will vest on the payment date, which is within 70 days following December 31, 2026 and be paid in shares of the Company's common stock.

(3) Amounts reflected in this column represent the number of time-vesting shares of restricted stock that were granted to each of our named executive officers during 2024 under the LTIP.

(4) Amounts reflected in this column represent the grant date fair value of awards of restricted stock and PUs granted to each of our named executive officers, calculated in accordance with ASC Topic 718 based on a 90-trading day look-back average closing stock price, which was $12.89. The amounts shown for the PUs are based on the probable outcome of such awards on the grant date, which was achievement at the target level.

24

Outstanding Equity Awards at Fiscal 2024 Year-End

The table below reflects certain information regarding restricted stock and performance-based unit awards held by each NEO as of December 31, 2024. None of the NEOs held any other equity awards as of December 31, 2024.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Litz H. Van Dyke	2/17/22[1]	1,419	$24,960	—	—
	3/7/22[2]	6,373	$112,101	—	—
	3/7/22[3]	—	—	2,213[3]	$38,927[3]
	2/14/23[1]	4,682	$82,356	—	—
	1/5/24[5]	6,012	$105,751	—	—
	1/5/24[6]	—	—	2,805	$49,340
Bradford N. Langs	2/17/22[1]	894	$15,725	—	—
	3/7/22[2]	2,812	$49,463	—	—
	3/7/22[3]	—	—	976[3]	$17,168[3]
	2/14/23[1]	3,236	$56,921	—	—
	1/5/24[5]	3,596	$63,254	—	—
	1/5/24[6]	—	—	1,678	$29,516
Wendy S. Bell	2/17/22[1]	865	$15,215	—	—
	3/7/22[2]	2,437	$42,867	—	—
	3/7/22[3]	—	—	846[3]	$14,881[3]
	2/14/23[1]	2,452	$43,131	—	—
	1/5/24[5]	2,724	$47,915	—	—
	1/5/24[6]	—	—	1,271	$22,357
Tony E. Kallsen	2/17/22[1]	524	$9,217	—	—
	3/7/22[2]	2,437	$42,867	—	—
	3/7/22[3]	—	—	846[3]	$14,881[3]
	2/14/23[1]	1,486	$26,139	—	—
	1/5/24[5]	1,741	$30,624	—	—
	1/5/24[6]	—	—	812	$14,283
Matthew M. Speare	2/17/22[1]	593	$10,431	—	—
	3/7/22[2]	2,437	$42,867	—	—
	3/7/22[3]	—	—	846[3]	$14,881[3]
	2/14/23[1]	1,624	$28,566	—	—
	1/5/24[5]	2,619	$46,068	—	—
	1/5/24[6]	—	—	1,222	$21,495

(1) These awards of restricted stock were granted pursuant to the Equity Plan. The restricted stock vests in equal 1/3 installments on the first, second and third anniversaries of the grant date, subject to accelerated vesting under certain circumstances.

(2) These awards of restricted stock were granted pursuant to the LTIP and the Equity Plan. The restricted stock has a five-year cliff vesting, with all shares vesting on March 7, 2027.

(3) These 2022 PU awards had a performance period ending on December 31, 2024. No portion of these 2022 PUs was earned based on performance for the 2022-2024 Performance Period, and the units were forfeited upon the Committee's certification of performance in February 2025.

(4) The amounts in this column represent the aggregate fair market value of the restricted stock and PU awards, as applicable, as of December 31, 2024, based on the closing price of the Company's stock on that date, which was the last business day of the year. The closing price of the Company's common stock was $17.59 on that date.

(5) These awards of restricted stock were granted pursuant to the LTIP and the Equity Plan. The restricted stock has a five-year cliff vesting, with all shares vesting on January 5, 2029.

(6) These 2024 PU awards vest on the payment date, which is within 70 days following December 31, 2026 to the extent earned based on performance achievement over a three-year performance period ending December 31, 2026 and satisfaction of additional service requirements. The amounts reported are based on achieving the threshold level of performance for each of the four performance goals.

25

Proxy Statement

Option Exercises and Stock Vested
Fiscal 2024

The table below reflects information regarding restricted stock awards held by each NEO that vested during 2024. None of the NEOs held any stock options during 2024.

	Stock Awards	
Name	Number of shares acquired on vesting (#)[1]	Value realized on vesting ($)[2]
Litz H. Van Dyke	4,564	$63,003
Bradford N. Langs	2,958	$40,828
Wendy S. Bell	2,524	$34,846
Tony E. Kallsen	1,647	$22,741
Matthew M. Speare	1,821	$25,144

(1) The number of shares acquired on vesting represents the gross number of shares of the Company's common stock that vested, without taking into account any shares withheld to satisfy applicable tax obligations.

(2) The value realized on vesting for restricted stock is the market value based on the closing price of the Company's common stock on the vesting date multiplied by the gross number of shares that vested.

401(k) and Profit-Sharing Plan

The 401(k) and Profit-Sharing Plan covers all associates that have been employed for one month (six months for profit- sharing), have reached the age of 20-1/2, and have reached an entry date provided under the plan. Persons who have reached the age of 62 are fully vested regardless of length of service. Elective deferrals and safe harbor matching contributions are 100% vested. Profit-sharing contributions and non-safe harbor matching contributions are subject to the below vesting schedule and certain other requirements set forth in the plan. For eligibility and vesting purposes, associates receive credit for previous employment with any of the Merged Banks, the Mortgage Company of Virginia, Bank Services of Virginia, Inc. and Bank Services Insurance, Inc. Vesting is based on the number of years of service, with a year being any year an associate works a minimum of 1,000 hours.

The vesting schedule is as follows:

Years of Service	Vested Percentage	Forfeitable Percentage
1	20%	80%
2	40%	60%
3	60%	40%
4	80%	20%
5	100%	0%

Each year the Board determines what amount, if any, is to be allocated as a profit-sharing contribution to the plan. A profit- sharing contribution is made in the year following the year to which it relates. These profit-sharing contributions to the plan were $0.5 million in 2024, $0.4 million in 2023, and $1.0 million in 2022.

The 401(k) and Profit-Sharing Plan also includes a company match based upon an associate's elective deferral. This elective deferral is subject to dollar limits announced annually by the IRS. Elective deferrals are currently matched with a safe-harbor match equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.4 million, $1.4 million and $1.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. Each of the NEOs participates in the 401(k) and Profit-Sharing Plan except that, beginning in 2020, the NEOs are excluded from participation in the profit-sharing contribution.

Nonqualified Deferred Compensation Plan

In December 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide key associates of the Bank, including all of the Company's NEOs (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank's 401(k) and Profit-Sharing Plan. This plan allows participants whose maximum retirement contribution is limited by IRS rules to defer additional compensation.

26

Participants in this plan are eligible to defer (on a pre-tax basis) up to 100% of their eligible plan compensation. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and are 100% vested, but remain subject to the claims of the creditors of the Bank and the Company until paid to the participants. Benefits under the Nonqualified Deferred Compensation Plan are generally paid upon separation from service in either a lump sum or annual installments from 2 to 15 years, in each case as elected by the participant and subject to a mandatory six-month delay for certain participants. Two NEOs participated in the Nonqualified Deferred Compensation Plan in 2024.

Nonqualified Deferred Compensation for 2024

Name	Executive Contributions in Last FY($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Litz H. Van Dyke	—	—	—	—	—
Bradford N. Langs	—	—	—	—	—
Wendy S. Bell	$97,125	—	$18,950	—	$473,504
Tony E. Kallsen	$18,200	—	$5,016	—	$68,244
Matthew M. Speare	—	—	—	—	—

(1) Reflects salary deferred under the Nonqualified Deferred Compensation Plan. These amounts are included as 2024 "salary" in the Summary Compensation Table. Ms. Bell and Mr. Kallsen were the only NEOs who participated in this plan in 2024.

(2) Aggregate gains attributed to participants under the Nonqualified Deferred Compensation Plan are actual returns based on their investment elections under the plan.

(3) Of the amounts in this column, $354,287 and $43,400 were previously reported as compensation to Ms. Bell and Mr. Kallsen, respectively, in a Summary Compensation Table for years prior to 2024.

Potential Payments upon Termination or Change of Control

The following table shows the estimated payments to or benefits that would have been received by each of the NEOs upon the following termination events or upon a change of control of the Company, in each case assuming that each termination event or the change of control occurred on December 31, 2024, and assuming a stock price of $17.59 which was the closing stock price of the Company's common stock on December 31, 2024, the last business day of the year. The amounts reflected in the following table are estimates, as the actual amounts that would have been paid to or received by a NEO can only be determined at the time of termination or change of control.

The following table reports only amounts that are increased, accelerated or otherwise paid or payable as a result of the applicable termination or change of control event and, as a result, excludes amounts accrued through December 31, 2024, such as accrued but unpaid salary and annual bonus compensation amounts for completed performance periods and vested account balances under the 401(k) and Profit Sharing Plan, Nonqualified Deferred Compensation Plan and other plans. The Nonqualified Deferred Compensation Plan provides that all amounts will be paid upon separation from service, subject to a mandatory six-month delay for certain participants. The terms of the Nonqualified Deferred Compensation Plan are discussed in further detail under "Nonqualified Deferred Compensation Plan," and the "Nonqualified Deferred Compensation Plan for 2024" table sets forth the vested account balances of the NEO participants. The table also excludes any amounts that are available generally to all salaried associates and in a manner that does not discriminate in favor of the Company's executive officers.

Proxy Statement

27

Payments and Benefits	Death	Termination Due to Incapacity	Termination Without Cause or for Good Reason Not in Connection with Change of Control (1)(2)	Termination Without Cause or for Good Reason within 2 Years Following a Change of Control(3)(4)(5)(6)	Termination For Cause or Without Good Reason	Change of Control with no Related Termination of Employment
Litz H. Van Dyke						
Cash Severance	$ —	$ —	$ 1,017,057	$ 2,396,334	$ —	$ —
Equity Vesting (7)(8)(9)	208,437	208,437	—	84,674	—	123,763
Health Care Coverage	—	—	21,167	21,167	—	—
Total	$ 208,437	$ 208,437	$ 1,038,224	$ 2,502,175	$ —	$ 123,763
Bradford N. Langs						
Cash Severance	$ —	$ —	$ 556,200	$ 1,381,407	$ —	$ —
Equity Vesting (7)(8)(9)	123,165	123,165	—	40,680	—	82,485
Health Care Coverage	—	—	21,398	32,097	—	—
Total	$ 123,165	$ 123,165	$ 577,598	$ 1,454,184	$ —	$ 82,485
Wendy S. Bell						
Cash Severance	$ —	$ —	$ 413,400	$ 1,027,147	$ —	$ —
Equity Vesting (7)(8)(9)	99,673	99,673	—	33,874	—	65,798
Health Care Coverage	—	—	21,398	32,097	—	—
Total	$ 99,673	$ 99,673	$ 434,798	$ 1,093,118	$ —	$ 65,798
Tony E. Kallsen						
Cash Severance	$ —	$ —	$ —	$ 463,197	$ —	$ —
Equity Vesting (7)(8)(9)	70,533	70,533	—	30,416	—	40,117
Health Care Coverage	—	—	—	8,713	—	—
Total	$ 70,533	$ 70,533	$ —	$ 502,326	$ —	$ 40,117
Matthew M. Speare						
Cash Severance	$ —	$ —	$ 386,250	$ 959,310	$ —	$ —
Equity Vesting (7)(8)(9)	79,667	79,667	—	33,505	—	46,162
Health Care Coverage	—	—	14,111	21,167	—	—
Total	$ 79,667	$ 79,667	$ 400,361	$ 1,013,982	$ —	$ 46,162

(1) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause not in connection with a change of control, Mr. Van Dyke will be entitled to receive monthly severance payments equal to one-twelfth of his annual base salary for 18 months and continued associate health insurance coverage for 18 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke's employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

(2) For each NEO other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the NEO resigns for Good Reason or his or her employment is terminated without cause not in connection with a change of control, the NEO will be entitled to receive monthly severance payments equal to one-twelfth of his or her annual base salary for 12 months and continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in the employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

(3) Under his employment agreement, if Mr. Van Dyke resigns for Good Reason or his employment is terminated without cause within two years after a change of control Mr. Van Dyke will be entitled to receive a lump sum severance payment equal to 2.99 times his annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to Mr. Van Dyke's highest annual bonus earned from the Company for the three years prior to termination. Payment of these severance benefits is subject to receipt by the Company of a signed release and waiver of claims and satisfaction of other requirements, conditions, and limitations set forth in Mr. Van Dyke's employment agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

(4) Under his change of control severance agreement, if Mr. Kallsen resigns for Good Reason or his employment is terminated without cause within two years after a change of control and Mr. Kallsen executes and delivers to the Company a signed release and waiver of claims, he will be entitled to receive monthly severance payments for 12 months in an aggregate amount equal to his annual base salary plus his average annual bonus payable from the Company for the three years prior to termination, and a lump sum payment equal to continued associate health insurance coverage for 12 months. Payment of these severance benefits is subject to satisfaction of other requirements, conditions, and limitations set forth in Mr. Kallsen's change of control severance agreement, including covenants regarding confidentiality, non-competition, non-piracy and non-solicitation.

28

29 Proxy Statem ent (5) For each NEO other than Messrs. Van Dyke and Kallsen, under his or her employment agreement, if the NEO resigns for Good Reason or his or her employment is terminated without cause within two years after a change of control, the NEO will be entitled to receive to receive a lump sum severance payment equal to two times his or her annual base salary, continued associate health insurance coverage for 18 months and a lump sum payment equal to the NEO’s highest annual bonus earned from the Company for the three years prior to termination. Payment of and non-solicitation. (6) the Internal Revenue Code unless without such a reduction the NEO would receive more after-tax compensation than with a reduction. The (7) All then unvested restricted stock other than restricted stock granted under the LTIP (“non-LTIP restricted stock”) becomes fully vested upon a change of control of the Company or the Bank, as applicable, or upon termination of the NEO’s employment due to (a) death or (b) disability. In the event of termination of the NEO’s employment for good reason or without cause, all then unvested non-LTIP restricted stock would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture. In the event of termination of the NEO’s employment for any other reason, including retirement, all then unvested non-LTIP restricted stock would be forfeited. (8) A pro-rata portion (based on the number of months employed during the period of restriction) of the restricted stock granted under the LTIP (“LTIP restricted stock”) becomes vested upon termination of the NEO’s employment due to (a) death, (b) disability, or (c) for good reason or without cause within 2 years following a change of control of the Company or the Bank, as applicable. In the event of termination of the NEO’s employment for any other reason, all then unvested LTIP restricted stock would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture. (9) A pro-rata portion (based on the number of months employed during the performance period) of the performance units becomes vested (to the extent the applicable performance goals are met) upon a change of control of the Company or the Bank, as applicable, or upon termination of the NEO’s employment due to (a) death or (b) disability. Performance is measured as of the end of the quarter immediately preceding the date of the change of control or termination, as applicable. In the event of termination of the NEO’s employment for any other reason, all then unvested performance units would be forfeited in the absence of the Committee’s exercise of discretion to waive such forfeiture. No value is reported for the performance units with the three- year performance period ended December 31, 2024 because the performance goals were not met as of the end of the third quarter of 2024.

PAY VERSUS PERFORMANCE

The following table presents certain information regarding compensation paid to the Company's CEO and other NEOs, and certain measures of financial performance, for the five years ended December 31, 2024. The amounts shown below are calculated in accordance with Item 402(v) of Regulation S-K:

					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid ("CAP") to CEO[2]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers[3]	Average Compensation Actually Paid to Non-CEO Named Executive Officers[4]	Total Shareholder Return ("TSR")	Peer Group Total Share holder Return[5]	Net Income (Loss) (in thousands)	Earnings (Loss) per Share ("EPS")
2024	$ 1,307,912	$1,353,784	$ 790,570	$713,318	$ 74.69	$143.68	$ 24,523	$ 1.06
2023	$ 784,630	$ 872,615	$ 506,537	$548,735	$ 63.56	$107.32	$ 23,384	$ 1.00
2022	$ 1,259,829	$1,255,996	$ 680,983	$681,963	$ 70.44	$ 98.38	$ 50,118	$ 2.03
2021	$ 934,334	$ 890,964	$ 536,164	$515,917	$ 65.35	$118.61	$ 31,590	$ 1.19
2020	$ 785,742	$ 755,842	$ 405,951	$387,559	$ 45.52	$ 87.24	$ (45,858)	$ (1.74)

(1) The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Van Dyke for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT").

(2) The dollar amounts reported in this column represent the amount of CAP to our CEO, Litz Van Dyke, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Van Dyke during the applicable year. To calculate CAP to Mr. Van Dyke, for each of the years shown, the following amounts were deducted from and added to SCT total compensation.

CEO SCT Total to CAP Reconciliation:

Year	SCT Total	Deductions from SCT Total[a]	Additions to SCT Total[b]	CAP
2024	$1,307,912	$ 356,707	$ 402,579	$ 1,353,784
2023	$ 784,630	$ —	$ 87,985	$ 872,615
2022	$1,259,829	$ 353,812	$ 349,979	$ 1,255,996
2021	$ 934,334	$ 97,847	$ 54,477	$ 890,964
2020	$ 785,742	$ 26,405	$ (3,495)	$ 755,842

(a) The dollar amounts reported in this column include $258,316 and $232,042 in the "Stock Awards" column of the SCT, as well as, $71,194, $121,770, $97,847 and $26,405 in the "Non-equity Incentive Plan Compensation" column of the SCT for 2024, 2022, 2021 and 2020, respectively, and $27,197 in the "Bonus" column of the SCT for 2024, reflecting the portion of the bonus amounts earned for 2024, 2022, 2021 and 2020 performance under the annual incentive plan (and discretionary amount for 2024) that was paid in shares of restricted stock granted in March 2025 and February 2023, 2022 and 2021.

(b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below.

30

CEO Equity Component of CAP:

Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$362,123	$ 36,237	$ —	$ 4,219	$ —	$ —	$402,579
2023	$105,134	$ (19,809)	$ —	$ 2,660	$ —	$ —	$ 87,985
2022	$314,049	$ 3,154	$29,672	$ 3,104	$ —	$ —	$349,979
2021	$ 37,213	$ 15,056	$ —	$ 2,208	$ —	$ —	$ 54,477
2020	$ 32,653	$ (31,018)	$ —	$ (5,130)	$ —	$ —	$ (3,495)

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's non-CEO NEOs ("Non-CEO NEOs") as a group in the "Total" column of the SCT in each applicable year. The names of the Non-CEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: for 2024, 2023, 2022 and 2021: Bradford N. Langs, Wendy S. Bell, Tony E. Kallsen and Matthew M. Speare; and for 2020, Bradford N. Langs, Wendy S. Bell, Phyllis Q. Karavatakis and Matthew M. Speare.

(4) The dollar amounts reported in this column represent the average amount of CAP to the Non-CEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. To calculate CAP to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to SCT total compensation.

Average Non-CEO NEOs SCT Total to CAP Reconciliation:

Year	SCT Total	Deductions from SCT Total[(a)]	Additions to SCT Total[(b)]	CAP
2024	$ 790,570	$ 176,697	$ 99,445	$713,318
2023	$ 506,537	$ —	$ 42,198	$548,735
2022	$ 680,983	$ 149,334	$ 150,314	$681,963
2021	$ 536,164	$ 49,176	$ 28,929	$515,917
2020	$ 405,951	$ 10,647	($ 7,745)	$387,559

(a) The dollar amounts reported in this column include the average of $114,714 and $92,139 in the "Stock Awards" column of the SCT, as well as, $44,828, $57,195, $49,176 and $10,647 in the "Non-equity Incentive Plan Compensation" column of the SCT for 2024, 2022, 2021 and 2020, respectively, and the average of $17,155 in the "Bonus" column of the SCT for 2024, reflecting the portion of the bonus amounts earned for 2024, 2022, 2021 and 2020 performance under the annual incentive plan (and discretionary amount for 2024) that was paid in shares of restricted stock granted in March 2025 and February 2023, 2022 and 2021.

(b) The equity component of CAP for each fiscal year is further detailed in the supplemental table below.

Average Non-CEO NEOs Equity Component of CAP:

Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$ 80,407	$ 16,967	$ —	$ 2,071	$ —	$ —	$ 99,445
2023	$ 49,382	$ (8,533)	$ —	$ 1,349	$ —	$ —	$ 42,198
2022	$132,434	$ 1,616	$14,647	$ 1,617	$ —	$ —	$150,314
2021	$ 19,403	$ 7,731	$ —	$ 1,795	$ —	$ —	$ 28,929
2020	$ 17,964	$ (20,511)	$ —	$ (5,198)	$ —	$ —	$ (7,745)

(5) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P BMI U.S. Banks Index.

31

Proxy Statement

32 Tabular List of Financial Performance Measures The Company considers the following to be the most important financial performance measures it uses to link CAP to its NEOs, for 2024, to Company performance. These financial measures are used by the Nominating and Compensation Committee to link executive compensation to Company performance for the 2024 performance year. Most Important Financial Performance Measures • Earnings per Share • Return on Average Assets • Return on Average Equity • Efficiency Ratio • Nonperforming Assets to Average Assets Ratio Relationship between Financial Performance Measures and Executive Compensation Compensation Actually Paid and Cumulative TSR: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last five years and the Company’s TSR performance, as well as TSR relative to the S&P BMI U.S. Banks Index. This illustrates that, from 2020 to 2021, 2021 to 2022, 2022 to 2023 and 2023 to 2024, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s cumulative TSR.

33 Proxy Statem ent Compensation Actually Paid and Net Income (Loss): The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last five years and the Company’s net income (loss). This illustrates that, from 2020 to 2021, 2021 to 2022, 2022 to 2023 and 2023 to 2024, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s net income (loss). Compensation Actually Paid and Earnings (Loss) per Share: The graph below illustrates the relationship between the CAP of our CEO and the average CAP of our non-CEO NEOs over the last five years and the Company’s earnings (loss) per share. This illustrates that, from 2020 to 2021, 2021 to 2022, 2022 to 2023 and 2023 to 2024, the CAP of our CEO and the average CAP of our non-CEO NEOs is generally aligned with the Company’s earnings (loss) per share.

34 DIRECTOR COMPENSATION The Nominating and Compensation Committee reviews and recommends to the Board for approval the compensation of the Company’s non-employee Directors. For 2024 non-employee Director compensation, the Nominating and Compensation Committee recommended the fees to be paid to non-employee Directors based in part on advice of the Committee’s independent compensation consultant, Pearl Meyer, which annually conducts an external market study using the same peer group identified above for executive compensation determinations to assess the competitiveness of current pay for our non-employee Directors. As with the executive compensation program, the Nominating and Compensation Committee considers the peer data to ensure that the Company’s non-employee Director compensation is competitive and close to the median of market practices of the peer companies. Non-employee Directors do not receive per-meeting fees and instead receive an annual cash retainer, payable monthly, and an annual stock retainer in the form of an annual award of time-based restricted stock under the Equity Plan. In 2024, the Chairman of the Board received an annual cash retainer in the amount of $71,800, each committee chair received an annual cash retainer in the amount of $45,800, and each other non-employee Director received an annual cash retainer in the amount of $38,800. The annual stock retainer for each Director is paid in the form of restricted stock, and has a one-year vest date. The restricted stock grants for 2024 were approved in an amount of $30,000 per then-serving Director with the number of shares determined based on the weighted average closing price of the Company’s stock for the 90-trading days ending on the grant date. In October 2024, based in part on the recommendations of Pearl Meyer, the Nominating and Compensation Committee recommended and the Board approved cash and stock retainer changes to the non-employee Directors’ compensation for 2025. The cash and stock retainer increases for non-employee Directors are detailed in the table below. Non-Employee Director Cash Retainer Fees Director Fees Annual Cash Retainer $42,000 Annual Stock Retainer $33,000 Board and Committee Chairperson Retainer Fees Chairman of the Board $33,000 Audit Chair $14,000 Nominating and Compensation Chair $10,000 Investment/Interest Rate Risk Chair $ 8,000 Credit Risk Chair $ 8,000 Enterprise Risk Management Chair $ 8,000 The Bank has an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, that provides the Bank’s non-employee Directors (beginning in January 2022) the opportunity to defer to a later year on a pre-tax basis certain director fees. None of the Company’s non-employee Directors elected to participate in the Nonqualified Deferred Compensation Plan for 2024.

Director Compensation Table

Fiscal 2024

The following table provides compensation information for the year ended December 31, 2024 for each non-employee member who served on the Board in 2024.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael R. Bird	$ 45,800	$ 30,010	$ —	$ —	$ —	$ —	$ 75,810
Kevin S. Bloomfield	$ 38,800	$ 30,010	—	—	—	—	$ 68,810
Robert M. Bolton	$ 38,800	$ 30,010	—	—	—	—	$ 68,810
Gregory W. Feldmann	$ 52,800	$ 30,010	—	—	—	—	$ 82,810
James W. Haskins	$ 71,800	$ 30,010	—	—	—	—	$101,810
Jacob A. Lutz, III	$ 45,800	$ 30,010	—	—	—	—	$ 75,810
E. Warren Matthews	$ 38,800	$ 30,010	—	—	—	—	$ 68,810
Catharine L. Midkiff	$ 45,800	$ 30,010	—	—	—	—	$ 75,810
Curtis E. Stephens	$ 38,800	$ 30,010	—	—	—	—	$ 68,810
Elizabeth L. Walsh	$ 38,800	$ 30,010	—	—	—	—	$ 68,810

(1) Litz Van Dyke, CEO, and Phyllis Q. Karavatakis, Vice Chairman of the Board and retired Senior Executive Vice President, Special Projects Executive, are not included in this table because they are officers of the Company or Bank and did not receive separate compensation for service as a Director of the Company. The compensation received by Mr. Van Dyke as an officer of the Company and the Bank in 2024 is included in the Summary Compensation Table. The compensation received by Ms. Karavatakis as an officer of the Bank in 2024 is not disclosed because she is not a NEO for the year ended 2024.

(2) The amounts in this column reflect the grant date fair value of grants of restricted stock to each listed director on January 2, 2024, under the Equity Plan, calculated in accordance with ASC Topic 718, based on a 90-trading day look-back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. As of December 31, 2024, each of the non-employee Directors held 2,330 shares of restricted stock.

SUSTAINABILITY INITIATIVES

The Company seeks to integrate environmental and social considerations that are expected to drive Company performance into its policies and business. The Company has always been, and remains, committed to maintaining the highest standards of business conduct and governance, and believes it is essential in running its business effectively, serving its customers and communities, creating long-term value for its shareholders, and maintaining integrity in the marketplace. The Company continues to develop appropriate responses to these evolving expectations. Environmental and social matters are addressed below. Governance matters are addressed under the section titled "Corporate Governance".

Environmental Matters

The Company is committed to conserving natural resources and maintaining a clean and safe environment. The Company was a founding member of the Eco Ambassador Council ("EAC"). The goal of the EAC is to provide opportunities for regional businesses to pool resources and engage in shared initiatives for the benefit of its communities, stakeholders, and the economy. As a founding and on-going member of the EAC, the Company is proud of EAC's positive outcomes to date, and is optimistic of the future impact potentials. During 2024, the EAC voted on a new slate of projects and held a ribbon cutting for a revitalized community park and the opening of an adaptive-use fishing dock for those with disabilities. The EAC funded gift shop, intended to create a sustainable funding stream to support a local nonprofit's extensive environmental educational programming efforts, appropriately sold its first item on Earth Day. The Council's first project, the future Mayo River State Park, began the extensive master planning process to become an official Virginia State Park.

Proxy Statement

35

36 The Company has taken steps to help reduce the Company’s impact and expenses, including: • energy efficient light-emitting diode (“LED”) retrofits in over 60 buildings which now have full LED replacements; • replacing heating, ventilating and air conditioning (“HVAC”) units at facilities where units were past their useful lifespan and used R22 refrigerant with more energy efficient and sustainable units; • updating of operations and maintenance procedures by the Company’s facilities department to consider certain impacts, such as energy efficiencies, water usage reduction and waste reduction, including as buildings are remodeled; and • forming an internal team in 2021 coordinated by associates to help implement sustainability programs within the Company’s internal community, as well as communities within its footprint. Social Matters The Company remains committed to the health and well-being of the communities it serves, its associates, its partners, and other stakeholders. There are a number of programs and initiatives in place that the Company believes will provide positive social benefit and impact to its communities and help strengthen the Company’s business. Volunteer Service • Associates serve their communities in a number of capacities, including: local government boards youth and elder education, access to safe housing, and environmental action among others • The Company partners with leaders across its footprint, including those in underserved communities, to offer and facilitate financial education classes Community Investments The Company: • Provides in-kind donations, such as furniture and fixtures to nonprofit organizations and community members • Organizes multiple associate giving campaigns each year with United Way chapters throughout the Company’s footprint • Donates and sponsors initiatives with nonprofit organizations throughout its communities focusing on those that benefit people or places in low or moderate income areas, majority minority areas, and distressed or underserved areas Community Development Lending and Other Community Access to Credit The Company: • Provides access to grants through the Federal Home Loan Bank programs such as: First Time Home Buyer Assistance, Community Partner, and Affordable Housing • Helps to further community development goals across the Company’s footprint through loans that aide in revitalization and stabilization of distressed areas, job creation or retention, economic development, providing affordable housing, and disaster recovery • Originates small business loans

37 Proxy Statem ent Human Capital Management Our associates are the engine that drives our purpose to create opportunities for more people and businesses to prosper. Our core values of building relationships, earning trust, and taking ownership are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. Our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers. Associates: As of December 31, 2024, we employed 680 full-time associates across our two-state footprint. No associates are represented by a collective bargaining unit. For fiscal year 2024, we hired 182 associates and our voluntary separation turnover rate was 12.3%. Compensation, Benefits, and Wellness: Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market-based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, equity awards for high performing associates, flexible spending accounts, and associate assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs to help our associates remain focused on their health and wellness. Associate Performance and Development: The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management with the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals. Inclusive Work Environment: We strive to promote inclusion through our core Company values and behaviors. We use various methods to develop an engaged workforce and create an inclusive workplace where associates are encouraged to share their ideas. Beyond our annual engagement survey, we solicit feedback from associates across our organization through suggestion boxes and regular meetings that are focused on collecting data and presenting information to management to further the Bank’s efforts of identifying focus areas to cultivate a culture that will attract and retain an inclusive workforce with various backgrounds, skills and capabilities. We conduct annual engagement surveys that includes a section to inform the Bank on many areas of engagement, including inclusion. Our leaders continue to use this data to inform decisions on how to continue to develop an inclusive workforce. Talent Acquisition and Retention: We focus on creating an environment where all of our associates can develop and thrive. Our efforts include ongoing reviews of our selection and hiring practices alongside a continued focus on pay analysis to offer our associates salaries based on their experience, knowledge, skills, abilities, and fit for a position’s duties and responsibilities. Our talent acquisition program uses various external partners to reach a broad population of candidates. We have developed training programs that prepare associates for their roles and responsibilities. Our leaders identify and work with our Human Resources teams to promote associates when opportunities are available.

38 2024 Community Focus:

39 Proxy Statem ent CORPORATE GOVERNANCE Director Independence Under the Company’s Bylaws, a majority of the Board must be “Independent Directors”. All of the Company’s current Directors, other than the CEO, Mr. Van Dyke, the Vice Chairman of the Board, Ms. Karavatakis, and the Chairman of the Board, Mr. Haskins satisfy, and during 2024 all then-serving Directors, other than Mr. Van Dyke, Ms. Karavatakis, and Mr. Haskins satisfied, the director independence requirements of the Nasdaq listing standards and regulations of the SEC. These independent directors are: Mr. Michael R. Bird, Mr. Kevin S. Bloomfield, Mr. Robert M. Bolton, Mr. Gregory W. Feldmann, Mr. Jacob A. Lutz, III, Mr. E. Warren Matthews, Ms. Catharine L. Midkiff, Mr. Curtis E. Stephens and Ms. Elizabeth L. Walsh. Meetings and Committees of the Board of Directors Board of Directors. The Board meets regularly once a month. The Company’s Board held 18 regular meetings during 2024. During 2024, each member of the Board attended at least 75% of the aggregate of: (1) the Company’s Board meetings held during the period and (2) the number of meetings of all committees on which he or she served for the Company. The Company has not adopted a formal policy on Board members’ attendance at annual meetings of shareholders, although all Board members are encouraged to attend. All Directors of the Company attended the 2024 Annual Meeting of Shareholders on May 22, 2024. Audit Committee. The Company has created and designated a separate committee of its Board as the Audit Committee. The Audit Committee currently consists of four Directors. Current members of the Company’s Audit and Compliance Committee are Chairman Michael R. Bird, and Mr. E. Warren Matthews, Ms. Catharine L. Midkiff, and Ms. Elizabeth L. Walsh, each of whom is, and was during 2024, an Independent Director for this purpose according to Nasdaq listing standards and the regulations of the SEC. The Audit Committee engages the Company’s independent registered public accounting firm, monitors the Company’s financial reporting process and internal controls system, reviews and appraises the audit efforts of the Company’s external auditors and its internal auditing department, provides an open avenue of communication among the external auditors, financial and senior management, the internal auditing department and the Board, and reports to the Board at least quarterly. The Audit Committee also provides oversight related to the internal audit function and the Chief Audit Executive. The Audit Committee met five times during 2024. The Audit Committee operates pursuant to a written charter, most recently approved by the Board on May 22, 2024. This charter is reviewed annually by the Audit Committee for changes to recommend to the Board for approval. The charter is available on the Company’s website at www.carterbank.com under “Investor Relations- Governance - Governance Documents”. The Board has determined that Catharine L. Midkiff, Michael R. Bird and Elizabeth L. Walsh each qualify as an “audit committee financial expert” within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002. See Director biographies beginning on page 4 for additional detail on why these Directors qualify as “audit committee financial experts”. Nominating and Compensation Committee. The Company has created and designated a separate committee of its Board as the Nominating and Compensation Committee. The Nominating and Compensation Committee currently consists of four Directors. Current members of the Nominating and Compensation Committee are Chairman Gregory W. Feldmann, and Messrs. Kevin S. Bloomfield, Jacob A. Lutz, III and E. Warren Matthews, each of whom satisfies the independence requirements of the Nasdaq listing standards and the regulations of the SEC. During 2024, all members of the Nominating and Compensation Committee satisfied the independence requirements of the Nasdaq listing standards and the regulations of the SEC. The Nominating and Compensation Committee evaluates Director candidates and recommends to the Board nominees for election to the Board. The Board will consider recommendations to the Board from shareholders as appropriate. The Committee also administers the annual and long-term incentive plans discussed above along with the Equity Plan and grants equity awards under the plan. Additional information regarding the compensation-related functions of the Committee is provided in the “Compensation Discussion & Analysis” section. The Nominating and Compensation

40 Committee operates pursuant to a written charter, most recently approved by the Board on February 28, 2024. This charter is reviewed annually by the Nominating and Compensation Committee for changes to recommend to the Board for approval. A copy of this charter can be found on the Company’s website at www.carterbank.com under “Investor Relations- Governance- Governance Documents”. The Nominating and Compensation Committee met 11 times during 2024. Director Qualifications and Nominations; Board Diversity Generally, nominees for Director are identified and suggested by the members of the Board or management using their business networks. The Board has not retained any executive search firms or other third parties to identify or evaluate Director candidates in the past, but may do so in the future. In evaluating candidates, the Nominating and Compensation Committee considers all factors it considers appropriate and consistent with the Company’s corporate governance policies. The Nominating and Compensation Committee may consider certain individual qualifications, including high level leadership experience in business activities, breadth of knowledge about issues affecting the Company and Bank, time available for meetings and consultation on Company matters, strength of character, mature judgment, independence of thought and an ability to work collegially. Although the Company and Bank have no formal policy regarding diversity, the Board recognizes the importance of diverse backgrounds and perspectives, and it values diversity on the Board. As a matter of practice in the evaluation of candidates, the Nominating and Compensation Committee and the Board consider the diversity of the Board, including as it relates to gender, race, ethnicity, career experience, relevant technical skills, industry knowledge and experience, financial expertise and local or community ties. The Nominating and Compensation Committee may also consider the extent to which a candidate would fill a present need on the Board. Each Committee of the Board conducts a self-assessment, managed by the Chair of the Committee. The Chairman of the Board and the Lead Independent Director manage a self-assessment of the full Board each year. The Chief Human Resources Officer assists with the Nominating and Compensation Committee self-assessment. The Board has not established any specific minimum qualifications that a candidate for Director must meet in order to be nominated for Board membership. Rather the Board will evaluate the mix of skills and experience that the candidate offers, consider how a given candidate would impact the diversity of the Board, consider how a given candidate meets the Board’s current expectations and needs and make a determination regarding whether a candidate should be nominated for election as a Director. The Nominating and Compensation Committee will evaluate Director recommendations from shareholders if made in writing. Director candidates recommended by shareholders will be considered on the same basis as Director candidates referred from other sources. While there are no formal procedures for shareholders to submit Director candidate recommendations, written recommendations of Director candidates should include the name, address and telephone number of the recommended candidate, along with a brief statement of the candidate’s qualifications to serve as a Director. All such shareholder recommendations should be submitted to the Secretary of the Company at the address provided on the first page of this proxy statement, by January 31, 2026 in order to be considered by the Nominating and Compensation Committee, for the next annual election of directors. In addition, in accordance with the Company’s Articles of Incorporation and/or Bylaws, nominations for election to the Board may be made by any shareholder of any outstanding class of capital stock of the Company entitled to vote for the election of Directors. Notices of nominations, other than those made by or on behalf of the existing Board of the Company, must be made in writing and be delivered to the Secretary of the Company at the address provided on the first page of this proxy statement not less than 90 days or more than 120 days before the first anniversary of the prior year’s annual meeting; provided that if the annual meeting is more than 30 days from the first anniversary of the prior year’s annual meeting, the notice must be delivered no earlier than 120 days before the annual meeting and no later than the close of business on the later of 90 days before the annual meeting or the tenth day after notice of the date of the annual meeting was mailed or public announcement of the date of the annual meeting was first made. Such notice shall contain the following information to the extent known to the notifying shareholder: (a) the name and residence address of the notifying shareholder; (b) the number of shares of capital stock of the Company owned by the notifying shareholder; (c) any material interest of the notifying shareholder in the nomination; (d) the name and a brief description of the background and credentials of the person being nominated for Director including name, age, business address and residence address, principal occupation or employment, number of shares of capital stock of the Company

41 Proxy Statem ent owned by the nominee; (e) any other information relating to such nominee required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, including the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (f) a written representation and agreement by the notifying shareholder that the shareholder is not and will not become a party to any agreement, arrangement or understanding with any other party or shareholder regarding the nomination. Nominations not made in accordance with these requirements may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions, the judges of election may disregard all votes cast for each such nominee. Composition of the Board of Directors Board Leadership Structure The Company’s governance framework provides the Board with the flexibility to determine the appropriate leadership structure for the Company, which the Board believes allows the Company to appropriately adapt to different circumstances as necessary. Accordingly, our governance framework allows the roles of Chairman of the Board and CEO to be filled by the same or different people, and the Board has not adopted a policy with respect to the separation of the Chairman and CEO positions. To maintain robust independent oversight on the Board, our Bylaws provide that if the Chairman of the Board is not an Independent Director, a Lead Independent Director will be designated by a majority vote of the Independent Directors. The Board periodically reviews its leadership structure to determine if it is still the most appropriate for the Company. The Board may adopt a different leadership structure in the future if the Board determines that, based on the circumstances, a different leadership structure would better serve the interests of the Company and its shareholders. In making determinations about the leadership structure, the Board considers a number of factors, including the specific needs of the Company, the Company’s business and operating environment, strategic goals and risks and opportunities, the composition of the Board, and the interests of our shareholders.

42 The Board believes that the Company and its shareholders are best served currently by a leadership structure that separates the positions of Chairman and CEO, with Mr. James W. Haskins serving as Chairman of the Board and Mr. Litz H. Van Dyke serving as CEO of the Company. The Board believes that this leadership structure is the most efficient and effective leadership structure for the Company at this time. The current leadership structure allows Mr. Van Dyke to focus on providing day-to-day leadership and management of the Company, while Mr. Haskins, as Chairman, maintains responsibility for leading the Board in its oversight function and consideration of broader corporate strategy, as well as supporting communication between the Board and management. Mr. Van Dyke serves as a director, which allows him to provide management’s perspective and insights on the Company’s operations to the Board. The Board selected Mr. Haskins to serve as Chairman of the Board in 2017 and has since re-appointed him annually. The Board believes that Mr. Haskins’ long-time service with and knowledge of our company, his extensive experience as a bank director, and his leadership experience enable Mr. Haskins to effectively lead the Board in its oversight function, provide historical perspectives on the Company, and provide insights into the Company’s market area and industry. As Chairman of the Board, Mr. Haskins has the following responsibilities, among others: • call Board and shareholder meetings; • preside over Board and shareholder meetings; • work with the Lead Independent Director and the CEO to develop meeting agendas and ensure critical issues are addressed; • facilitate the flow of information between the Board and management; and • provide advice, counsel and feedback to the CEO. Since Mr. Haskins is not independent, the Independent Directors of the Board selected Mr. Gregory W. Feldmann to serve as the Company’s Lead Independent Director. The Board believes that appointing a Lead Independent Director when the Chairman of the Board is not independent is important for effective leadership by helping to enhance the Board’s independent oversight of management and supporting the role of the Independent Directors. The Board believes that Mr. Feldmann’s extensive experience in the banking industry and former service as both an executive and director of community banks, as well as other corporations, enables Mr. Feldmann to serve as an effective liaison between the Chairman and the Independent Directors and to help facilitate robust independent oversight of management. As Lead Independent Director, Mr. Feldmann has the following responsibilities, among others: • serve as a liaison between the Chairman and the Independent Directors; • call meetings of the Independent Directors and preside over executive sessions to discuss various matters, including Director elections; • participate in retaining consultants who report directly to the Board; • assist the Board and management in ensuring compliance and implementation of governance principles; and • advise the Independent Directors in fulfilling their roles. Board Oversight of Risk The Board is responsible for consideration and oversight of risk facing the Company and is also responsible for ensuring that material risks are identified and managed appropriately. The Board regularly evaluates the qualifications, skills and experience of its directors, including through the use of a skills matrix, to ensure that the Board possesses an appropriate mix of qualifications, skills and experience to effectively oversee the risks facing the Company and the Bank. The Board and committees, as appropriate, receive and discuss regular updates from management on material short, medium and long-term risks facing the Company in addition to information on risk mitigation efforts and opportunities arising from these risks. The Board and committees help evaluate the Company’s approach to material risks and provide feedback on management’s identification, assessment, monitoring and mitigation of these risks.

43 Proxy Statem ent The full Board reviews with management business risks for individual business units as well as for the Company as a whole. Given the significance of information security matters, the full Board also oversees various information security issues, including cybersecurity. The Chief Operations Officer gives a monthly report to the Board on various information security issues, including cybersecurity. The committees of the Board oversee specific risks, which allows greater focus on the Company’s key risk areas. The committees discuss these specific risks and risk reduction strategies with management and provide regular reports to the full Board on the risks overseen by the committees: • The Board established the ERM Committee to be responsible for overseeing the development and implementation of the Company’s ERM Framework, including the implementation of consistent processes for identifying, assessing, managing, monitoring and reporting risk of all types, including the categories of credit risk (working with the Credit Risk Committee of the Board), interest rate risk and liquidity risk (working with the Investment/Interest Rate Risk Committee of the Board), operational risk, compliance risk, pricing risk, legal risk, reputation risk and strategic risk.. The ERM Committee is also responsible for ensuring that risk processes are supported by a risk governance structure. The ERM Committee is comprised of at least four Independent Directors, the CEO, the President and Chief Strategy Officer, the Chief Operating Officer, the Information Security Officer and the Director of Regulatory Risk Management. • The Credit Risk Committee is responsible for overseeing risks related to the Bank’s lending and credit functions. • The Investment/Interest Rate Risk Committee is responsible for overseeing the investment and interest rate risk policies and strategies for the Bank’s investment portfolio and interest rate risk profile in addition to assisting the Board in fulfilling its oversight responsibilities with respect to the Bank’s investment, Interest Rate Risk and Asset Liability Management functions. • The Audit Committee is responsible for reviewing the Company’s major financial risk exposures, including cybersecurity risks, and the steps management is taking to monitor and control such exposures, including results of internal and external audits. • The Nominating and Compensation Committee is responsible for overseeing risks relating to compensation policies and practices, Board and management succession planning and corporate governance. The Board’s oversight of risk management is further supported by the engagement of Mr. Feldmann, as Lead Independent Director, in understanding the Company’s risks and ERM Framework. Mr. Feldmann serves as a member of the ERM Committee, as well as Chair of the Investment/Interest Rate Risk Committee and Nominating and Compensation Committee, which enable him to be engaged with, and proficient in, the ERM Framework, as well as the risks that are discussed with those committees. The Board believes this allows Mr. Feldmann to facilitate more productive discussions among the Independent Directors, as well as the full Board, on risk-related issues, as well as facilitating more robust oversight by the Independent Directors of management’s identification, assessment, monitoring and mitigation of the Company’s material risks. The Company’s management is responsible for risk management on a day-to-day basis, including implementing the Company’s ERM Framework. Management regularly reports to the Board and the committees, as appropriate, regarding the Company’s material risks and opportunities, risk reduction strategies and the implementation of the Company’s ERM Framework. Board Oversight of Cybersecurity. The Company’s Board recognizes the importance of cybersecurity in safeguarding the Company’s sensitive data, including with respect to its associates and customers. The Company has also taken the following additional measures to protect the privacy and security of sensitive customer information: • We maintain policies relating to privacy, acceptable use, and information security that aid in protecting personal and financial information.

44 • Our cybersecurity and information technology programs are led by our Chief Operations Officer and Information Security Manager. The Chief Operations Officer is responsible for the oversight and implementation of both programs. Additionally, the Chief Operations Officer and the Information Security Manager meet with the Information Technology Steering Committee of senior management on a monthly basis or more frequently as necessary to discuss, among other things, cybersecurity matters. The Chief Operations Officer also reports monthly to the Board on various information security issues. • We have training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls. • We utilize independent third parties to perform penetration testing of our environment. • We utilize a third party to monitor elements of our cybersecurity and information technology environment continuously. During the year ended December 31, 2024, the Company had no cybersecurity incidents that had a material adverse effect on its business, financial condition or results of operations. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, refer to Item 1A. Risk Factors – “Risks Related to Our Operations and Technology” in our Annual Report on Form 10-K for the year ended December 31, 2024. Shareholder Communications with the Board of Directors The Company does not have a formal process for shareholders to send communications to the Board. Shareholders who wish to contact the Board or any of its members may do so by addressing their written correspondence to Board of Directors, Carter Bankshares, Inc., c/o Secretary of the Company, 1300 Kings Mountain Rd, Martinsville, Virginia 24112. Correspondence directed to an individual Director will be referred, unopened, to that Director. Correspondence not directed to a particular Director will be referred, unopened, to the Chairman of the Board. RELATED PERSON TRANSACTIONS In the ordinary course of business, executive officers and their related interests were customers of, and had transactions with the Bank. Loan transactions with Directors and officers, principal security holders and associates were made in the ordinary course of the Bank’s business, on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable loans to unrelated parties and did not involve more than normal risk of collectability or present other unfavorable features. These extensions of credit equaled $2.5 million or 0.7% of the equity capital of the Company as of December 31, 2024 and $2.4 million or 0.7%, as of December 31, 2023. The maximum aggregate amount of such indebtedness outstanding during 2024 was $2.5 million, or 0.7% of total year-end capital. The Bank expects to have similar banking transactions in the future with its Directors, officers, principal security holders and their associates. Procedures for Approving Related Party Transactions The Board has adopted a written policy with respect to related party transactions that governs the review, approval or ratification of covered related party transactions. The Audit Committee oversees this policy. The policy generally provides that the Company may enter into a related party transaction only if the Audit Committee approves or ratifies such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the transaction involves compensation approved by the Nominating and Compensation Committee or with respect to loans to or similar relationships with related parties, the loan or other relationship has been approved in accordance with the Bank’s Regulation O loan policy and procedures. In the event management determines to recommend a related party transaction, the transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and management will update the Audit Committee as to any material change to the approved related party transaction. If advance approval by the Audit Committee is not feasible, management may preliminarily enter into a related party

45 Proxy Statem ent transaction and the related party transaction shall be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee at its next meeting. The Audit Committee determines and approves only those related party transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders. For purposes of this policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company is, was or will be a participant and the amount involved exceeds $120,000 and in which any related party had, has or will have a direct or indirect material interest. For purposes of determining whether a transaction is a related party transaction, the Audit Committee refers to Item 404 of Regulation S-K. A “related party” is (i) any person who is, or at any time since the beginning of the last fiscal year was, an executive officer, Director, or nominee for Director of the Company or any subsidiary, (ii) any person who is known to own more than 5% of the Company’s outstanding equity securities, (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother-in-law, or sister-in-law and any person (other than a tenant or associate) sharing the household of any of the foregoing persons, and (iv) any entity owned or controlled by any of the foregoing persons or in which such person has a substantial ownership interest or control. The Company is a party to an agreement with Young, Haskins, Mann, Gregory and Wall, P.C., of which Chairman and Director James W. Haskins is an Attorney and Principal, to provide legal services. During 2024, the Company and the Bank, combined, paid an aggregate of $462,000 in various legal fees to Young, Haskins, Mann, Gregory and Wall, P.C.

46 PROPOSAL 3 RATIFICATION OF INDEPENDENT AUDITORS The Audit Committee of the Company’s Board has appointed Crowe LLP to serve as the Company’s independent registered public accounting firm for 2025 and recommends that the Company’s shareholders vote for the ratification of that appointment. Crowe LLP has audited the financial statements of the Company since 2019, including for the fiscal year ended December 31, 2024. The Audit Committee considered the compatibility of proposed permitted non-audit services to be provided by and fees to be paid to Crowe LLP and determined that such services and fees are compatible with the independence of Crowe LLP. Although ratification is not required, the Board is submitting the appointment of Crowe LLP to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm, and as a matter of good governance practice. In the event that shareholders do not ratify the appointment of Crowe LLP, the Audit Committee will consider making a change in independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026. Representatives of Crowe LLP are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire and to respond to appropriate questions. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE SELECTION OF CROWE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025. REPORT OF THE AUDIT COMMITTEE In fulfilling its oversight responsibilities for the financial statements for fiscal year 2024, the Audit Committee: • Monitored the preparation of the annual financial report by the Company’s management; • Reviewed and discussed the annual audit process and the audited financial statements for the fiscal year ended December 31, 2024 with management and Crowe LLP; • Discussed with management, Crowe LLP and the Company’s internal auditor the adequacy of the system of internal controls; • Discussed with Crowe LLP the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC and • Received the written disclosures and the letter from Crowe LLP as required by the applicable requirements of the PCAOB regarding Crowe LLP’s communications with the Audit Committee concerning independence. The Audit Committee discussed with Crowe LLP its independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Audit Committee determined appropriate. In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for the financial statements and reports, and of the independent registered public accountant, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States of America. Based on the reviews and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for fiscal year 2024 for filing with the SEC. Members of the Audit Committee Michael R. Bird, Chairman E. Warren Matthews Catharine L. Midkiff Elizabeth L. Walsh

47 Proxy Statem ent INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Crowe LLP served as the independent registered public accounting firm for the years ended December 31, 2024 and 2023. Crowe LLP has been selected by the Audit Committee to serve as the independent registered public accounting firm for the Company for 2025. The following table presents the aggregate fees for the Company and its wholly-owned subsidiaries, for professional audit services rendered by Crowe LLP for the audit of the annual financial statements for the years ended December 31, 2024 and December 31, 2023, and fees billed for other services rendered by Crowe LLP during those periods. Years Ended December 31, 2024 2023 Audit fees(1) $ 634,533 $ 660,185 Tax fees(2) 119,546 110,836 Other fees(3) — 14,850 Total Fees $ 754,079 $ 785,871 (1) for 2024 and 2023. (2) For 2024 and 2023 tax fees consist of annual and quarterly tax provision calculations and related fees. (3) For 2023 other fees consist of assistance with the adoption of Topic ASU 2023-02 and additional tax consulting. Also, the Audit Committee of the Board of the Company pre-approves all audits (including audit-related) and permitted non-audit services to be performed by the independent auditors. With respect to other permitted services, the Audit Committee pre-approves specific engagements, projects and categories of services on a fiscal year basis. OTHER BUSINESS As of the date of this proxy statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than the proposals referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, according to the recommendations of the Board.

48 SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING If any shareholder intends to present a proposal for consideration at the 2026 Annual Meeting of Shareholders (including nominations of Directors), the proposal must be in proper form in accordance with the Company’s Bylaws, and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement, no later than February 27, 2026 and no earlier than January 28, 2026; provided however, if the 2026 Annual Meeting of Shareholders is more than 30 days from the first anniversary date of the 2025 Annual Meeting of Shareholders (in other words, more than 30 days from May 28, 2026), notice must be delivered no earlier than 120 days before the 2026 Annual Meeting of Shareholders and no later than the close of business on the later of 90 days before the 2026 Annual Meeting of Shareholders or the tenth day following the day on which notice of the 2026 Annual Meeting of Shareholders is mailed or public announcement of the 2026 Annual Meeting of Shareholder is first made. If any shareholder intends to present a proposal to be considered for inclusion in the Company’s proxy materials in connection with the 2026 Annual Meeting of Shareholders, the proposal must meet the requirements of Rule 14a-8 under the Exchange Act and must be received by the Secretary of the Company at the address provided on the first page of this proxy statement no later than December 26, 2025; provided however, if the 2026 Annual Meeting of Shareholders is more than 30 days from May 28, 2026, notice must be delivered a reasonable time before the Company begins to print and mail its proxy materials for the 2026 Annual Meeting of Shareholders. In addition to satisfying the requirements under the Company’s Articles of Incorporation and/or Bylaws, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies for the 2026 Annual Meeting of Shareholders in support of Director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 29, 2026; provided however, if the 2026 Annual Meeting of Shareholders is more than 30 days from May 28, 2026, notice must be delivered by the later of 60 calendar days prior to the date of 2026 Annual Meeting of Shareholders or the tenth calendar day following the day on which public announcement of the 2026 Annual Meeting of Shareholders is first made. The proxy solicited by the Board for the 2026 Annual Meeting of Shareholders will confer discretionary authority on the persons named in the accompanying proxy to vote on any shareholder proposal presented at the meeting if the Company has not received proper notice of such proposal. By Direction of the Board of Directors James W. Haskins Chairman of the Board April 25, 2025 A copy of the Company’s Annual Report on Form 10-K (including exhibits) as filed with the SEC for the year ended December 31, 2024, will be furnished without charge to shareholders upon written request to Investor Relations, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________ Commission File Number 001-39731 CARTER BANKSHARES, INC. (Exact name of registrant as specified in its charter) Virginia 85-3365661 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification N0.) 1300 Kings Mountain Road, Martinsville, Virginia 24112 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (276) 656-1776 Securities registered pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol(s) Name of each exchange on which registered Common Stock, $1 par value CARE Nasdaq Global Select Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer Accelerated filer Non-accelerated filer Smaller Reporting Company Emerging growth company If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes No The aggregate market value of Carter Bankshares, Inc.’s common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold, or the average bid and asked price of such common stock, as of June 30, 2024 was $342,346,178. There were 23,130,924 shares of common stock of Carter Bankshares, Inc. outstanding as of February 28, 2025. DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement of Carter Bankshares, Inc., to be filed pursuant to Regulation 14A for the 2025 annual meeting of shareholders to be held May 28, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

i Form 10-K TABLE OF CONTENTS Page PART I Item 1. Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 Item 1A. Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15 Item 1B. Unresolved Staff Comments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28 Item 1C. Cybersecurity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28 Item 2. Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 Item 3. Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 Item 4. Mine Safety Disclosures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31 Item 6. [Reserved] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations . . . . 33 Item 7A. Quantitative and Qualitative Disclosures About Market Risk . . . . . . . . . . . . . . . . . . . . . . . . . . . 63 Item 8. Financial Statements and Supplementary Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 65 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure . . . . 122 Item 9A. Controls and Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122 Item 9B. Other Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 123 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections . . . . . . . . . . . . . . . . . . . . . 123 PART III Item 10. Directors, Executive Officers and Corporate Governance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124 Item 11. Executive Compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 124 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125 Item 13. Certain Relationships and Related Transactions, and Director Independence . . . . . . . . . . . . . . . 125 Item 14. Principal Accountant Fees and Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125 PART IV Item 15. Exhibits and Financial Statement Schedules . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 126 Item 16. Form 10-K Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 128 Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 129

ii Important Note Regarding Forward-Looking Statements This Annual Report on Form 10-K contains or incorporates certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that relate to our financial condition, market conditions, results of operations, plans, objectives, outlook for earnings, revenues, expenses, capital and liquidity levels and ratios, asset levels, asset quality and nonaccrual and nonperforming loans. Forward looking statements are typically identified by words or phrases such as “will likely result,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “intend,” “ believe,” “assume,” “strategy,” “trend,” “plan,” “outlook,” “outcome,” “continue,” “remain,” “potential,” “opportunity,” “comfortable,” “current,” “position,” “maintain,” “sustain,” “seek,” “achieve” and variations of such words and similar expressions, or future or conditional verbs such as will, would, should, could or may. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and often are beyond the Company’s control. Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements including, but not limited to the effects of: • market interest rates and the impacts of market interest rates on economic conditions, customer behavior, and the Company’s loan and securities portfolios; • inflation, market and monetary fluctuations; • changes in trade, monetary and fiscal policies and laws of the U.S. government, including policies of the Federal Reserve, FDIC and Treasury Department; • changes in accounting policies, practices, or guidance, for example, our adoption of Current Expected Credit Losses (“CECL”) methodology, including potential volatility in the Company’s operating results due to application of the CECL methodology; • cyber-security threats, attacks or events; • rapid technological developments and changes; • our ability to resolve our nonperforming assets and our ability to secure collateral on loans that have entered nonaccrual status due to loan maturities and failure to pay in full; • changes in the Company’s liquidity and capital positions; • concentrations of loans secured by real estate, particularly commercial real estate, and the potential impacts of changes in market conditions on the value of real estate collateral; • increased delinquency and foreclosure rates on commercial real estate loans; • an insufficient allowance for credit losses; • the potential adverse effects of unusual and infrequently occurring events, such as weather-related disasters, terrorist acts, war and other military conflicts (such as the ongoing war between Russia and Ukraine) or public health events (such as the COVID-19 pandemic), and of any governmental and societal responses thereto; these potential adverse effects may include, without limitation, adverse effects on the ability of the Company’s borrowers to satisfy their obligations to the Company, on the value of collateral securing loans, on the demand for the Company’s loans or its other products and services, on incidents of cyberattack and fraud, on the Company’s liquidity or capital positions, on risks posed by reliance on third-party service providers, on other aspects of the Company’s business operations and on financial markets and economic growth; • a change in spreads on interest-earning assets and interest-bearing liabilities;

iii Form 10-K • regulatory supervision and oversight, including our relationship with regulators and any actions that may be initiated by our regulators; • legislation affecting the financial services industry as a whole, and the Company and the Bank, in particular; • the outcome of pending and future litigation and/or governmental proceedings; • increasing price and product/service competition; • the ability to continue to introduce competitive new products and services on a timely, cost-effective basis; • managing our internal growth and acquisitions; • the possibility that the anticipated benefits from acquisitions cannot be fully realized in a timely manner or at all, or that integrating acquired operations will be more difficult, disruptive or more costly than anticipated; • the soundness of other financial institutions and any indirect exposure related to large bank failures and their impact on the broader market through other customers, suppliers and partners or that the conditions which resulted in the liquidity concerns with those failed banks may also adversely impact, directly or indirectly, other financial institutions and market participants with which the Company has commercial or deposit relationships with; • material increases in costs and expenses; • reliance on significant customer relationships; • general economic or business conditions, including unemployment levels, supply chain disruptions and slowdowns in economic growth; • significant weakening of the local economies in which we operate; • changes in customer behaviors, including consumer spending, borrowing and saving habits; • changes in deposit flows and loan demand; • our failure to attract or retain key associates; • expansions or consolidations in the Company’s branch network, including that the anticipated benefits of the Company’s branch acquisitions or the Company’s branch network optimization project are not fully realized in a timely manner or at all; • deterioration of the housing market and reduced demand for mortgages; and • re-emergence of turbulence in significant portions of the global financial and real estate markets that could impact our performance, both directly, by affecting our revenues and the value of our assets and liabilities, and indirectly, by affecting the economy generally and access to capital in the amounts, at the times and on the terms required to support our future businesses. Many of these factors, as well as other factors, are described throughout this Annual Report on Form 10-K, including Part I, Item 1A, “Risk Factors” and any of our subsequent filings with the Securities and Exchange Commission (“SEC”). Forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. We caution you not to unduly rely on forward-looking statements because the assumptions, beliefs, expectations and projections about future events are expressed in or implied by a forward-looking statement may, and often do, differ materially from actual results. Any forward-looking statement speaks only as to the date on which it is made, and we undertake no obligation to update, revise or clarify any forward-looking statement to reflect developments occurring after the statement is made.

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1 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K PART 1 ITEM 1. BUSINESS General Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia with assets of $4.7 billion at December 31, 2024. The Company is the parent company of its wholly owned subsidiary, Carter Bank & Trust (the “Bank”). The Bank is an Federal Deposit Insurance Corporation (“FDIC”) insured, Virginia state- chartered commercial bank which operates 65 branches in Virginia and North Carolina. The Bank provides a full range of retail and commercial financial products and services and insurance products. In this Annual Report on Form 10-K, unless the context suggests otherwise, the terms “we,” “us” and “our” refer to the Company and its subsidiaries, including the Bank. History and Holding Company Reorganization The Bank commenced business on December 29, 2006, following the effectiveness of the concurrent merger of ten banking institutions. The ten merged banks and their respective main office locations were Blue Ridge Bank, N.A. (Floyd, Virginia); Central National Bank (Lynchburg, Virginia); Community National Bank (South Boston, Virginia); First National Bank (Rock Mount, Virginia); First National Exchange Bank (Roanoke, Virginia); Mountain National Bank (Galax, Virginia); Patrick Henry National Bank (Martinsville, Virginia); Patriot Bank, N.A. (Fredericksburg, Virginia); Peoples National Bank (Danville, Virginia); and Shenandoah National Bank (Staunton, Virginia). The Company was incorporated on October 7, 2020, by and at the direction of the board of directors of the Bank, for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company pursuant to a corporate reorganization transaction (the “Reorganization”). On November 9, 2020, the Bank entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with the Company and CBT Merger Sub, Inc. (the “Merger Sub”), a wholly-owned subsidiary of the Company, pursuant to which the Reorganization would be effected. Effective at 7:00 p.m. on November 20, 2020 (the “Effective Time”), under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the Virginia Stock Corporation Act (the “VSCA”), the Bank merged with the Merger Sub and survived such merger as a wholly-owned subsidiary of the Company. Prior to the Effective Time, the Company had no material assets and had not conducted any business or operations except for activities related to the Company’s organization and the Reorganization. At the Effective Time, under the terms of the Reorganization Agreement and pursuant to Section 13.1-719.1 of the VSCA, each of the outstanding shares of the Bank’s common stock, par value $1.00 per share, formerly held by its shareholders was converted into and exchanged for one newly issued share of the Company’s common stock, par value $1.00 per share, and the Bank became the Company’s wholly-owned subsidiary. The shares of the Company’s common stock issued to the Bank’s shareholders were issued without registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 3(a)(12) of the Act. Pursuant to Section 13.1-719.1 of the VSCA, the Reorganization did not require approval of the Bank’s shareholders. In the Reorganization, each shareholder of the Bank received securities of the same class, having substantially the same designations, rights, powers, preferences, qualifications, limitations and restrictions, as those that the shareholder held in the Bank. Prior to the Effective Time, the Bank’s common stock was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Bank was subject to the information requirements of the Exchange Act and, in accordance with Section 12(i) thereof, it filed annual and quarterly reports, proxy statements and other information with the FDIC. Upon consummation of the Reorganization, the Company’s common stock was deemed to be registered under Section 12(b) of the Exchange Act, pursuant to Rule 12g-3(a) promulgated thereunder, and the Company now files annual reports, proxy statements and other information with the SEC. The Company’s common stock is traded on the Nasdaq Global Select Market (“NASDAQ”) under the ticker symbol “CARE.”

2 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Operations The Company is a bank holding company that conducts its business solely through the Bank. The Bank earns revenue primarily from interest on loans and securities and fees charged for financial services provided to customers. The Bank incurs expenses for the cost of deposits, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense. Part of the Company’s current three-year strategic plan is to focus on refining and enhancing its brand image and position in the markets it serves. With this new brand strategy, the Company has embarked on a multi-year implementation plan to create a brand tailored to the needs of our critical growth audiences, with a focus on innovating brand experiences to exceed expectations and to build a brand that stands apart. This means a commitment to aligning processes, operations and systems around the Company’s brand while introducing new products and services, so that in time the Company can increase its brand awareness in the communities it serves. To strengthen and further shape the brand and culture of the Company, a new set of guiding principles were introduced to associates in June 2023. The guiding principles include a new purpose statement: To create opportunities for more people and businesses to prosper; supported by our new set of core values: Build Relationships, Earn Trust and Take Ownership. We believe these new guiding principles will help create alignment to support future growth by empowering our associates and igniting a passion for the Company. On October 30, 2024 the Company unveiled the new brand identity centered entirely around the people who matter most: customers and associates of Carter Bank and Trust and the communities it serves to help deliver on its promise of helping people experience a life lived full. The Company’s goal is to shift from restructuring the balance sheet to pursuing a prudent growth strategy when appropriate. We believe this strategy will be primarily targeted at organic growth, but will also consider opportunistic acquisitions that fit this strategic vision. We believe that the Bank’s strong capital and liquidity positions support this strategy. In addition to loan and deposit growth, the Company will seek to increase fee income while closely monitoring operating expenses. The Bank offers a full range of deposit services including Lifetime Free Checking, interest checking accounts, savings accounts, retirement accounts and other deposit accounts of various types, ranging from money market accounts to longer-term certificate of deposit (“CD”) accounts. These products and services are available to our personal and business customers. The transaction accounts and CDs are tailored to each of the Bank’s principal markets at competitive rates. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Bank also offers a full range of commercial and consumer loans. Commercial loans include both secured and unsecured loans, real estate construction and acquisition loans, and commercial and industrial loans. Consumer loans include residential mortgage, secured and unsecured loans for financing automobiles, home improvements, education, overdraft protection, personal investments and credit cards. The Bank also originates and holds fixed and variable rate mortgage loans and offers home equity lines of credit to its customers. The Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to the Bank), in general the Bank is subject to a “loan to one” borrower limit of an amount equal to 15% of the Bank’s unimpaired capital and surplus. The Bank may not make loans to any director, officer, associate or 10% shareholder of the Company unless the loan is approved by the Company’s Board of Directors (the “Board”) and is made on terms no more favorable than loans made available to a person not affiliated with the Bank. Our other bank services include safe deposit boxes, direct deposit of payroll and social security checks and debit cards. Online banking products including a full suite of digital tools including: online and mobile banking, online account opening, bill pay, eStatements (paperless electronic statements), mobile deposit, Zelle®, CardValet®, digital wallet, and MoneyPass® network of ATMs. Treasury and corporate cash management services are also available to our business customers. The Bank also provides title insurance and other financial institution-related products and services. The Bank has no current plans to exercise trust powers. The Bank has one wholly owned subsidiary, CB&T Investment Company (“the Investment Company”), which was chartered effective April 1, 2019. The Investment Company was formed to hold and manage a group of investments previously owned by the Bank and to provide additional latitude to purchase other investments.

3 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K The Company is a Virginia business corporation subject to the Bank Holding Company Act of 1956, as amended. As such, the Company is subject to supervision and examination by, and the regulations and reporting requirements of, the Board of Governors of the Federal Reserve System (“FRB”). The Company’s principal office, which is the same as the Bank’s principal office, is located at 1300 Kings Mountain Road, Martinsville, Virginia 24112. The Company’s telephone number at that address is (276) 656-1776. The Company’s website address is www.cbtcares.com. The information on our website is not a part of, nor is it incorporated by reference, into this report. Competition The Bank experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and other non-bank lenders including mortgage companies and consumer finance companies. Competition for deposits comes from other commercial banks, savings associations, money market and mutual funds, credit unions, insurance companies and brokerage firms. Some of the financial organizations competing with the Bank have greater financial resources than the Bank. Certain of these financial organizations also have greater geographic coverage and some offer bank and bank-related services that the Bank does not offer. Human Capital Management Our associates are the engine that drives our purpose to create opportunities for more people and businesses to prosper. Our core values of building relationships, earning trust, and taking ownership are key to building and maintaining a team-oriented environment with associates that are engaged in open communication to help each other serve, learn, and grow. Our investment in competitive compensation, health benefits, wellness programs, and a focus on healthy work-life integration allows our associates to provide a high level of professional service to our customers. Associates As of December 31, 2024, we employed 680 full-time associates across our two-state footprint. No associates are represented by a collective bargaining unit. For fiscal year 2024, we hired 182 associates and our voluntary separation turnover rate was 12.3%. Compensation, Benefits, and Wellness Our compensation strategy includes the development of job descriptions that are reviewed annually. We use market- based compensation and benefits data to provide competitive salaries and benefits to our associates. We offer paid leave, health benefits, wellness programs, a 401(k) program with matching and employer contributions, restricted stock awards for high performing associates, flexible spending accounts, and employee assistance programs to all eligible associates. We bring in external professionals who conduct wellness programs to help our associates remain focused on their health and wellness. Associate Performance and Development The development and performance of our associates is centered on open dialogue that provides the associate with our expectations for their role and management with the opportunity to understand associates’ career aspirations. Our performance review process uses core competencies and a standardized rating system to measure performance. Associates are provided the opportunity at the start of the review cycle to perform a self-assessment including comments on their performance. These self-assessments are available for leaders to review as they develop an associate’s overall performance rating. The performance review is used as a factor for the merit increase process. The Bank conducts a standard New Hire Orientation program that associates attend on their first day of employment so new associates receive consistent information to jump start their new opportunity with the Bank. Associates also complete an average of 15 hours of regulatory and compliance training each year, in addition to training specific to their job duties and responsibilities. The Bank also develops and conducts programs to provide leaders with the tools and resources they need to develop their associates and build high-performing teams. Associates are given opportunities to attend webinars and enroll in outside classes to enrich their professional goals.

4 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Inclusive Work Environment We strive to promote inclusion through our core Company values and behaviors. We use various methods to develop an engaged workforce and create an inclusive workplace where associates are encouraged to share their ideas. Beyond our annual engagement survey, we solicit feedback from associates across our organization through suggestion boxes and regular meetings that are focused on collecting data and presenting information to management to further the Bank’s efforts of identifying focus areas to cultivate a culture that will attract and retain an inclusive workforce with a diverse set of backgrounds, skills and capabilities. We conduct annual engagement surveys that includes a section to inform the Bank on many areas of engagement, including inclusion. Our leaders continue to use this data to inform decisions on how to continue to develop a diverse and inclusive workforce. Talent Acquisition and Retention We focus on creating an environment where all of our associates can develop and thrive. Our efforts include ongoing reviews of our selection and hiring practices alongside a continued focus on pay analysis to offer our associates salaries based on their experience, knowledge, skills, abilities, and fit for a position’s duties and responsibilities. Our talent acquisition program uses various external partners to reach a broad population of candidates. We have developed training programs that prepare associates for their roles and responsibilities. Our leaders identify and work with our Human Resources teams to promote associates when opportunities are available. Supervision and Regulation General Bank holding companies, banks and their affiliates are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Bureau of Financial Institutions (the “Bureau”) of the Virginia State Corporation Commission (the “SCC”), the FDIC, the FRB, the Internal Revenue Service (“IRS”), federal and state taxing authorities, and the SEC. The following summary briefly describes significant provisions of currently applicable federal and state laws and certain regulations and the potential impact of such provisions. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. Because regulation of financial institutions changes regularly and is the subject of constant legislative and regulatory debate, we cannot forecast how federal and state regulation and supervision of financial institutions may change in the future and affect the Company’s and the Bank’s operations. Regulatory Environment Banking and other financial services statutes, regulations and policies are continually under review by the U.S. Congress, state legislatures and federal and state regulatory agencies. The scope of the laws and regulations, and the intensity of the supervision to which the Company and its subsidiaries are subject, have increased in recent years, initially in response to the 2008 financial crisis, and more recently in light of other factors, including continued turmoil and stress in the financial markets, technological factors, market changes, and increased scrutiny of proposed bank mergers and acquisitions by federal and state bank regulators. Proposals to change the laws, regulations, and policies governing the banking industry are frequently raised at both the state and federal levels, and we expect that the new presidential administration will seek to implement a regulatory reform agenda that is significantly different than the agenda and policies of the previous administration, which we expect may significantly impact the rule-making, supervision, examination, and enforcement priorities of the federal banking agencies. On January 20, 2025, the President issued a presidential memorandum titled “Regulatory Freeze Pending Review” that directs federal agencies to (1) not propose or issue any rules until they are reviewed and approved by a department or agency head appointed by the President, (2) immediately withdraw any unpublished rules to allow for the review by a department or agency head as described

5 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K above, and (3) consider postponing for 60 days from the date of the executive order the effective date for any rules that have been published in the Federal Register, or any rules that have been issued but have not taken effect, to allow for review of any questions of fact, law, or policy. Subsequent to that presidential memorandum, the presidential administration has taken actions that have reduced available staffing at certain regulatory agencies, and reduced the current regulatory and enforcement activities of certain regulatory agencies, among other substantive impacts. The Company continues to experience ongoing regulatory reform and these regulatory changes could have a significant effect on how we conduct business. The specific impacts of regulatory reforms cannot yet be fully predicted and will depend to a large extent on the specific regulations that are likely to be adopted in the future. Further, a change in the manner in which laws, regulations and regulatory guidance are interpreted by regulatory agencies or courts may have a material impact on our business, operations and earnings. Regulation of the Company and the Bank As a Virginia bank holding company, the Company is subject to the Bank Holding Company Act of 1956 (the “BHCA”) and regulation and supervision by the FRB, and also is subject to the bank holding company laws of Virginia and is subject to regulation and supervision by the SCC and the Bureau. Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company. The FRB and the FDIC have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution’s key operating functions, including but not limited to capital management, internal controls, internal audit systems, information systems, data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, corporate governance, asset growth, asset quality, earnings, liquidity and risk management. The BHCA applicable Virginia bank holding company laws generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks. The BHCA also permits interstate banking acquisitions subject to certain conditions, including national and state concentration limits. The FRB has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. A bank holding company must be “well capitalized” and “well managed” to engage in an interstate bank acquisition or merger, and banks may branch across state lines provided that the law of the state in which the branch is to be located would permit establishment of the branch if the bank were a state bank chartered by such state. In addition, applicable Virginia law requires prior notice to the Virginia SCC before a Virginia bank holding company may acquire more than 5% of the shares of, or otherwise gain control of, any entity other than a bank, bank holding company or other financial institution. The Bank is subject to supervision, regulation and examination by the Bureau and the Bank’s primary federal regulator, the FDIC. Federal and state laws and regulations generally applicable to financial institutions regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Bank establishes a comprehensive framework for its operations and is intended primarily for the protection of the FDIC’s deposit insurance funds and the depositors. The Bank is not a member of the Federal Reserve System. Banking Acquisitions; Changes in Control The BHCA and related regulations require, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the FRB will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the

6 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act and its compliance with fair housing and other consumer protection laws. Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require FRB approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. The Company’s common stock is registered under Section 12 of the Exchange Act. The FRB has adopted regulations for determining whether a company has control over a bank or other company for purposes of the BHCA, and the control presumptions promulgated under Regulation Y. The rule provides specific guidance for the FRB’s approach to certain control evaluations, including a tiered framework incorporating a series of presumptions based on ownership of a class of voting securities. A company may be presumed to be in control of a target second company based on five levels of ownership of voting securities: (i) less than five percent; (ii) five percent; (iii) ten percent; (iv) 15 percent; (v) 25 percent; and (vi) with a presumption triggered at levels below 25 percent, depending on whether any of nine types of relationships exist (i.e., directors and director service positions, business relationships and business terms, officer/employee interlocks, contractual powers, proxy contests involving directors, and total equity ownership) and, at the same time, ownership of a class of voting securities exceeds certain thresholds. A presumption of control (once triggered) does not automatically result in a control determination under the BHCA as such presumptions may be rebutted. The rule applies only to questions of control under the BHCA, but does not extend to the Change in Bank Control Act. In addition, Virginia law requires the prior approval of the SCC for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or a Virginia bank holding company, or (ii) the acquisition by any other person of control of a Virginia bank holding company or a Virginia bank. Certain Transactions by Insured Banks with their Affiliates There are statutory restrictions related to the extent bank holding companies and their non-bank subsidiaries may borrow, obtain credit from or otherwise engage in “covered transactions” with their insured depository institution (i.e., banking) subsidiaries. In general, an “affiliate” of a bank includes the bank’s parent holding company and any subsidiary thereof. However, an “affiliate” does not generally include the bank’s operating subsidiaries. A bank (and its subsidiaries) may not lend money to, or engage in other covered transactions with, its non-bank affiliates if the aggregate amount of covered transactions outstanding involving the bank, plus the proposed transaction, exceeds the following limits: (a) in the case of any one such affiliate, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 10 percent of the bank’s capital stock and surplus; and (b) in the case of all affiliates, the aggregate amount of covered transactions of the bank and its subsidiaries cannot exceed 20 percent of the bank’s capital stock and surplus. “Covered transactions” are defined to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate, securities borrowing or lending transactions with an affiliate that creates a credit exposure to such affiliate, or a derivatives transaction with an affiliate that creates a credit exposure to such affiliate. Certain covered transactions are also subject to collateral security requirements. Covered transactions as well as other types of transactions between a bank and a bank holding company must be on market terms, which means that the transaction must be conducted on terms and under circumstances that are substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving nonaffiliates or, in the absence of comparable transactions, that in good faith would be offered to or would apply to nonaffiliates. Moreover, certain amendments to the BHCA provide that, to further competition, a bank

7 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service. Regulatory Capital Requirements All financial institutions are required to maintain minimum levels of regulatory capital. The FDIC establishes risk- based and leveraged capital standards for the financial institutions they regulate. The FDIC also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. As of December 31, 2024 and 2023, the Bank qualified as a “well capitalized” institution. Refer to Note 21 - Capital Adequacy, to Consolidated Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K. Basel III Capital Framework The FRB and the FDIC have adopted rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision and standards for calculating risk-weighted assets and risk-based capital measurements (collectively, the “Basel III Final Rules”) that apply to banking institutions they supervise and to bank holding companies. For the purposes of the Basel III Final Rules, (i) common equity tier 1 capital (CET1) consists principally of common stock (including surplus) and retained earnings; (ii) Tier 1 capital consists principally of CET1 plus non-cumulative preferred stock and related surplus, and certain grandfathered cumulative preferred stocks and trust preferred securities; and (iii) Tier 2 capital consists of other capital instruments, principally qualifying subordinated debt and preferred stock, and limited amounts of an institution’s allowance for credit losses. Each regulatory capital classification is subject to certain adjustments and limitations, as implemented by the Basel III Final Rules. The Basel III Final Rules also establish risk weightings that are applied to many classes of assets held by community banks, importantly including applying higher risk weightings to certain commercial real estate loans. The Basel III Final Rules also include a requirement that banks and bank holding companies maintain additional capital (the “capital conservation buffer”). The Basel III Final Rules and capital conservation buffer require: • a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer (which is added to the minimum CET1 ratio, effectively resulting in a required ratio of CET1 to risk-weighted assets of at least 7%); • a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (effectively resulting in a required Tier 1 capital ratio of 8.5%); • a minimum ratio of total capital (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (effectively resulting in a required total capital ratio of 10.5%); and • a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average total assets, subject to certain adjustments and limitations. The Basel III Final Rules provide deductions from and adjustments to regulatory capital measures, primarily to CET1, including deductions and adjustments that were not applied to reduce CET1 under historical regulatory capital rules. For example, mortgage servicing rights, deferred tax assets dependent upon future taxable income, and significant investments in non-consolidated financial entities must be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. As of December 31, 2024, the Company and the Bank met all capital adequacy requirements under the Basel III Final Rules. In July 2023, the Federal Reserve Board and the FDIC issued proposed rules to implement the final components of the Basel III agreement, often known as the “Basel III endgame.” These proposed rules contain provisions that apply to banks with $100 billion or more in total assets and that will significantly alter how those banks calculate risk-based assets. These proposed rules do not apply to holding companies or banks with less than $100 billion in assets, such as the Company and the Bank, but the final impacts of these rules cannot yet be predicted. The comment window for these proposed rules closed on November 30, 2023.

8 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Community Bank Leverage Ratio As a result of the EGRRCPA, Qualifying banks with less than $10 billion in consolidated assets to elect to be subject to a 9% leverage ratio applied using less complex leverage calculations (the “Community Bank Leverage Ratio Framework” or “CBLRF”). Banks that opt into the CBLRF and maintain a leverage ratio of greater than 9% are not subject to other risk-based and leverage capital requirements and are deemed to meet Basel III Final Rules’ well capitalized ratio requirements. To qualify for the CBLRF, a bank must have less than $10 billion in total consolidated assets, limited amounts of off-balance sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9%. A bank that elects the CBLRF and has a leverage ratio greater than 9% will be considered to be in compliance with Basel III capital requirements and exempt from the complex Basel III calculations. A bank that falls out of compliance with the CBLRF will have a two-quarter grace period to come back into full compliance, provided that its leverage ratio remains above 8% (a bank will be deemed well-capitalized during the grace period). The CBLRF became available for banking organizations to use as of March 31, 2020 (with the flexibility for banking organizations to subsequently opt into or out of the CBLRF, as applicable). As of December 31, 2024, the Bank has not elected to apply the CBLRF, but the Bank continues to assess the potential impact of opting in to CBLRF as part of its ongoing capital management and planning processes. Dividend Limitations The Company is a legal entity that is separate and distinct from the Bank. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. Both the Company and the Bank are subject to laws and regulations that limit the payment of dividends, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In addition, FRB supervisory guidance indicates that the FRB may have safety and soundness concerns if a bank holding company pays dividends that exceed earnings for the period in which the dividend is being paid. Further, the Federal Deposit Insurance Act (“FDIA”) prohibits insured depository institutions such as the Bank from making capital distributions, including paying dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect the ability of the Company or the Bank to pay dividends. Insurance of Accounts, Assessments and Regulation by the FDIC Deposits with the Bank are insured through the Deposit Insurance Fund (“DIF”) of the FDIC. As a DIF-insured institution, the Bank is subject to FDIC rules and regulations as administrator of the DIF. The Dodd-Frank Act made permanent the current standard maximum deposit insurance amount of $250,000. The FDIC coverage applies per depositor, per insured depository institution, for each account ownership category. The FDIC is authorized to conduct examinations of and to require reporting by DIF-insured institutions. The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks after first giving the institution’s primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution, including the Bank, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank’s deposit insurance. The DIF is funded by assessments on banks and other depository institutions calculated based on average consolidated total assets minus average tangible equity (defined as Tier 1 capital). The actual assessment to be paid by each DIF member is based on the institution’s assessment risk classification and whether the institution is considered by its

9 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K supervisory agency to be financially sound or to have supervisory concerns. As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment scheme, set a target “designated reserve ratio” (described in more detail below) of 2% for the DIF and, in lieu of dividends, provides for a lower assessment rate schedule when the reserve ratio reaches 2% and 2.5%. An institution’s assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution’s weighted average CAMELS composite rating, and is subject to further adjustments including those related to levels of unsecured debt and brokered deposits. The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the “designated reserve ratio.” The FDIA requires the FDIC to consider the appropriate level for the DIF on at least an annual basis. On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 bps, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%. In November 2023, the FDIC issued a final rule to implement a special DIF assessment following the FDIC’s use of the “systemic risk” exception to the least-cost resolution test in connection with the failures and resolutions of Silicon Valley Bank and Signature Bank. Banks with less than $5 billion of uninsured deposits, such as the Bank, are exempt from this special assessment. Community Reinvestment The Community Reinvestment Act (the “CRA”) imposes on financial institutions, including the Bank, an affirmative obligation to help meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution’s efforts in helping meet community credit needs currently are evaluated as part of the examination process pursuant to regulations adopted by the federal banking agencies. Under the regulation, a financial institution’s efforts in helping meet its community’s credit needs are evaluated, based on the particular institution’s total assets, according to three-pronged test of lending, investment and service in the community. The grade received by a bank is considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of the Bank, it is meeting its obligations under the CRA. The Bank received a rating of “satisfactory” on its most recent CRA examination dated October 23, 2023. On October 24, 2023, the federal bank regulatory agencies jointly issued a final rule to modernize CRA regulations consistent with the following key goals: (1) to encourage banks to expand access to credit, investment, and banking services in low to moderate incoming communities; (2) to adapt to changes in the banking industry, including internet and mobile banking and the growth of non-branch delivery systems; (3) to provide greater clarity and consistency in the application of the CRA regulations, including adoption of a new metrics-based approach to evaluating bank retail lending and community development financing; and (4) to tailor CRA evaluations and data collection to bank size and type, recognizing that differences in bank size and business models may impact CRA evaluations and qualifying activities. Most of the final CRA rule’s requirements will be applicable beginning January 1, 2026, with certain requirements, including the data reporting requirements, applicable as of January 1, 2027. The Bank is evaluating the expected impact of the modified CRA regulations, but currently does not anticipate any material impact to its business, operations or financial condition due to the modified CRA regulations. The legality of the modernized CRA regulations is being challenged and a preliminary injunction against enforcing new rules implementing the modified CRA regulations has been granted. In addition, the updated CRA regulations may be impacted by President rump’s presidential memorandum entitled “Regulatory Freeze Pending Review” described above. Federal Home Loan Bank of Atlanta The Bank is a member of the Federal Home Loan Bank (“FHLB”) of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each regional FHLB serves as a reserve, or central bank, for the members within its assigned

10 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) region. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. At December 31, 2024, the Bank owned $6.5 million of FHLB stock. Consumer Protection The Consumer Financial Protection Bureau (the “CFPB”) is the federal regulatory agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB supervises and regulates providers of consumer financial products and services, and has rule-making authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act (“TILA”) and the Real Estate Settlement Procedures Act (“RESPA”)). Because the Company and the Bank are smaller institutions (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the FRB and the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution’s principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger banks, could influence how the FRB and the FDIC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB’s consumer protection activities on the Company and the Bank cannot be determined with certainty. Mortgage Banking Regulation In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, restrict in some cases certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank’s mortgage origination activities are subject to the Equal Credit Opportunity Act, TILA, the Home Mortgage Disclosure Act, RESPA, the Home Ownership Equity Protection Act, and the regulations promulgated under these acts, among other additional state and federal laws, regulations and rules. The Bank’s mortgage origination activities are also subject to Regulation Z, which implements TILA. Certain provisions of Regulation Z require mortgage lenders to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Alternatively, a mortgage lender can originate “qualified mortgages,” which are generally defined as mortgage loans without negative amortization, interest-only payments, balloon payments, terms exceeding 30 years, and points and fees paid by a consumer equal to or less than 3% of the total loan amount. Under the EGRRCPA, most residential mortgage loans originated and held in portfolio by a bank with less than $10 billion in assets will be designated as “qualified mortgages.” Higher-priced qualified mortgages (e.g., sub-prime loans) receive a rebuttable presumption of compliance with ability-to-repay rules, and other qualified mortgages (e.g., prime loans) are deemed to comply with the ability-to-repay rules. The Bank predominantly originates mortgage loans that comply with Regulation Z’s “qualified mortgage” rules. Brokered Deposits Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the “deposit broker” definition and amended the FDIC’s interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021 and, to date, there has been no material impact to either the Company or the Bank from the rules.

11 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K In August 2024, the FDIC proposed significant revisions to the brokered deposit regulations, including significant expansions to the definition of “deposit broker,” and significantly narrowing the primary purpose exception to “deposit broker” status. The comment period on those proposed rules has closed. In January 2025, the Acting Chairman of the FDIC issued a statement indicating that the FDIC may focus on withdrawing those proposed rules during 2025, and these proposed rules may also be subject to the presidential memorandum entitled “Regulatory Freeze Pending Review” discussed above. On March 3, 2025, the FDIC withdrew this proposed rule making because it no longer intends to issue final rules with respect to this proposal. Prompt Corrective Action Federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2024, the Bank was considered “well capitalized.” Incentive Compensation The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establish minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. On March 3, 2025, the FDIC withdrew this proposed rule making because it no longer intends to issue final rules with respect to this proposal. Confidentiality and Required Disclosures of Customer Information The Company is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt-out of such disclosure. Certain exceptions may apply to the requirement to deliver an annual privacy notice based on how a financial institution limits sharing of nonpublic personal information, and whether the institution’s disclosure practices or policies have changed in certain ways since the last privacy notice that was delivered. Data privacy and data protection are areas of increasing state legislative focus. In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by

12 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) similar consumer data privacy laws in California and in Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. The Bank is exempt from the VCDPA, but certain third party vendors of the Bank are or will be subject to the VCDPA. The Company and the Bank are monitoring for the potential negative effects on the products and services provided by these vendors. The Company is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act (the “BSA”) requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA PATRIOT Act added regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering and requires financial institutions to establish anti-money laundering programs. Regulations adopted under the BSA impose on financial institutions customer due diligence requirements, and the federal banking regulators expect that customer due diligence programs will be integrated within a financial institution’s broader BSA and anti-money laundering compliance program. The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Department of Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. If the Company finds the name of an “enemy” of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC. Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, and compliance with all of the laws, programs, and privacy and reporting obligations may require significant resources of the Company and the Bank, these laws and programs do not materially affect the Bank’s products, services or other business activities. Corporate Transparency Act On January 1, 2021, as part of the 2021 National Defense Authorization Act, Congress enacted the Corporate Transparency Act (“CTA”), which requires the Financial Crimes Enforcement Network (“FinCEN”) to issue regulations implementing reporting requirements for “reporting companies” (as defined in the CTA) to disclose beneficial ownership interests of certain U.S. and foreign entities by January 1, 2022. The CTA imposes additional reporting requirements on entities not previously subject to such beneficial ownership disclosure regulations and also contains exemptions for several different types of entities, including among others: (i) certain banks, bank holding companies, and credit unions; (ii) money transmitting businesses registered with FinCEN; and (iii) certain insurance companies. Reporting companies subject to the CTA are required to provide specific information with respect to beneficial owner(s) (as defined in the CTA) as well as satisfy initial filing obligations (for newly-formed reporting companies) and submit on-going periodic reports. Non-compliance with FinCEN regulations promulgated under the CTA may result in civil fines and criminal penalties. On September 29, 2022, FinCEN issued a final rule to implement the beneficial ownership reporting requirements of the CTA, which became effective January 1, 2024, and would have required reporting of beneficial ownership for entities that were formed or first registered prior to 2024 by January 1, 2025. Beginning in December 2024, U.S. federal courts have issued preliminary injunctions against enforcement of the CTA, including a stay of the beneficial ownership reporting requirements pending resolution of a lawsuit challenging the CTA’s constitutionality. On February 18, 2025, the U.S. District Court for the Eastern District of Texas lifted the preliminary injunction blocking enforcement of the beneficial ownership reporting requirements under the CTA. Pending further court action, beneficial ownership information reporting obligations are back in effect and a majority of companies must now report by March 21, 2025; however, recent FinCEN guidance indicates that FinCEN will not issue any fines or penalties, or take any other enforcement actions, based on failure to file or update reports pursuant to the CTA by the current deadlines. The Company and the Bank continue to monitor regulatory developments related to the CTA, including future rule makings, and will continue to assess the ultimate impact of the CTA on the Company and the Bank. We cannot currently predict the nature and timing of future developments related to the CTA. Cybersecurity The federal banking agencies have also adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors.

13 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) Form 10-K These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal banking agencies expect financial institutions to establish lines of defense and ensure that their risk management processes also address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank. In addition, all federal and state banking agencies continue to increase focus on cybersecurity programs and risks as part of regular supervisory exams. On November 18, 2021, the federal bank regulatory agencies issued final rules to improve the sharing of information about cyber incidents that may affect the U.S. banking system. These rules require a banking organization to notify its primary federal regulator of any significant computer-security incident as soon as possible and no later than 36 hours after the banking organization determines that a cyber-incident has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization’s operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rules require a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours. The rule became effective on May 1, 2022. The final rules did not have a material impact on the Company or the Bank’s operations. Stress Testing The federal banking agencies have implemented stress-testing requirements for certain large or risky financial institutions, including bank holding companies and state-chartered banks. Although these requirements do not apply to the Company and the Bank, the federal banking agencies emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential effect of adverse market conditions or outcomes on the organization’s financial condition. Based on existing regulatory guidance, the Company and the Bank will be expected to consider its interest rate risk management, commercial real estate loan concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse market conditions or outcomes. Volcker Rule The Dodd-Frank Act prohibits bank holding companies and their subsidiary banks from engaging in proprietary trading except in limited circumstances, and places limits on ownership of equity investments in private equity and hedge funds (the “Volcker Rule”). The EGRRCPA and final rules adopted to implement the EGRRCPA exempt all banks with less than $10 billion in assets (including their holding companies and affiliates) from the Volcker Rule, provided that the institution has total trading assets and liabilities of 5% or less of total assets, subject to certain limited exceptions. The Company believes that its financial condition and its operations are not significantly affected by the Volcker Rule, amendments thereto, or its implementing regulations. Call Reports and Examination Cycle All institutions, regardless of size, submit a quarterly call report that includes data used by federal banking agencies to monitor the condition, performance, and risk profile of individual institutions and the industry as a whole. The EGRRCPA contained provisions expanding the number of regulated institutions eligible to use streamlined call report forms. In June 2019, the federal banking agencies issued a final rule to permit insured depository institutions with total assets of less than $5 billion that do not engage in certain complex or international activities to file the most streamlined version of the quarterly call report, and to reduce data reportable on certain streamlined call report submissions. Effect of Governmental Monetary Policies As with other financial institutions, the earnings of the Company and the Bank are affected by general economic conditions as well as by the monetary policies of the FRB. Such policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments, and on levels of inflation in the United States. The FRB exerts a substantial

14 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1. BUSINESS (continued) influence on interest rates and credit conditions, primarily through establishing target rates for federal funds, open market operations in U.S. Government securities, varying the discount rate on member bank borrowings and setting cash reserve requirements against deposits. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and rates received on loans and investment securities and paid on deposits. Federal Reserve monetary policies have had a significant effect on the operating results of community banks, including us, in the past and are expected to do so in the future. Application of Supervisory Guidance to the Company and the Bank On March 31, 2021, the Federal Reserve issued a final rule outlining and confirming the use of supervisory guidance for regulated institutions, including bank holding companies like the Company. The rule generally codifies a statement issued by the federal banking agencies in September 2018 clarifying the differences between regulations and guidance, and provides that, unlike a law or regulation, supervisory guidance does not have the force and effect of law, and the agencies do not take enforcement actions based on supervisory guidance. Rather, guidance outlines expectations and priorities, or articulates views regarding appropriate practices for a specific subject. The rule became effective on April 30, 2021. The Company has not been materially impacted by the effectiveness of this rule. Future Regulation From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions with which we compete. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on its financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to the Company and the Bank could have a material effect on our business. Where You Can Find More Information The Company files quarterly, annual and periodic reports, proxy statements and insider filings with the SEC. The Company’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. The Company’s SEC filings also are available through our website, www.CBTCares.com. Copies of documents may also be obtained free of charge by directing a request by telephone to (276) 656-1776 or mail to Investor Relations, Carter Bankshares, Inc., 1300 Kings Mountain Road, Martinsville, Virginia 24112.

15 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 1A. RISK FACTORS Investments in the Company’s common stock involves risks. In addition to the other information set forth in this Annual Report on Form 10-K, including the information addressed above under “Important Note Regarding Forward-Looking Statements,” investors in the Company’s common stock should carefully consider the risk factors discussed below. The following discussion highlights the risks that we believe are material to the Company, but the following discussion does not necessarily include all risks that we may face, and an investor in the Company’s common stock should not interpret the disclosure of a risk in the following discussion to state or imply that the risk has not already materialized. These factors could materially and adversely affect the Company’s business, financial condition, liquidity, results of operations, and capital position, and could cause the Company’s actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K, in which case, the trading price of the Company’s common stock could decline. Risks Related to Credit Nonperforming assets can take significant time to resolve and may adversely affect the Company’s results of operations and financial condition, and could result in further losses in the future. As of December 31, 2024, our nonperforming loans totaled $259.3 million, or 7.15%, of the Company’s loan portfolio. The Company’s policy is to place loans in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due based on contractual terms. While the Company generally seeks to reduce or resolve problem assets through, among other methods, loan workouts, restructurings, or sales of the loans or underlying collateral, decreases in the value of the underlying collateral, decreases in the respective borrowers’ financial condition, profitability, or operating performance, or efforts by the respective borrowers’ to delay or avoid legal processes may inhibit such reduction or resolution efforts which, in turn, could adversely impact the Company’s business, financial condition and results of operations. The Company’s nonperforming assets adversely affect its business, financial condition and results of operations in various ways. The Company does not record interest income on nonaccrual loans or OREO; thus nonperforming assets adversely affect the Company’s net income and returns on assets and equity, increase the Company’s loan administration costs and adversely affects the Company’s results of operations and efficiency ratio. The resolution of nonperforming assets requires significant time commitments from management which can adversely impact the Company’s and Bank’s other strategic and operational priorities. If the Bank takes collateral in foreclosure and via a similar proceeding, the Bank is required to mark the collateral to its then-fair market value, which may result in a loss, and the Bank will incur legal and other expenses, which may be significant, in connection with the foreclosure and sale process. Nonperforming loans and OREO can also increase the Company’s and the Bank’s risk profile and the level of regulatory capital that their respective banking regulators believe is appropriate. Nonperforming loans and OREO also can adversely impact the Company’s liquidity available with secondary liquidity sources, as the Bank is not able to pledge nonperforming loans and OREO as collateral for borrowings from these sources. FDIC expense has increased significantly due to the deterioration in asset quality as a direct result of one large nonperforming loan relationship, which is a component used to determine the assessment. The Company’s financial results continue to be significantly impacted by loans in the Bank’s Other segment of the Company’s loan portfolio, the significant majority of which have been on nonaccrual status since the second quarter of 2023. These loans, now reduced to judgments, relate to various entities in which James C. Justice, II has an interest (collectively, the “Justice Entities”), remain the Bank’s largest credit relationship and comprise the significant majority of the Other segment with an aggregate principal amount of $252.0 million as of December 31, 2024. Since the Company placed these loans on nonaccrual status, the Company has been unable to accrue approximately $65.1 million of interest income, in the aggregate through December 31, 2024. The Company’s level of credit risk is elevated due to relationship exposure to the Company’s largest credit relationship. As of December 31, 2024, the Company’s largest credit relationship operates in the hospitality, agriculture and energy sectors and had loans outstanding with an aggregate principal amount of $252.0 million. All such loans are classified in the Other segment of the Company’s loan portfolio. During the second quarter of 2023, the Company placed these

16 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) loans on nonaccrual status due to loan maturities and failure to pay in full. This credit relationship comprises 96.9% of the Company’s nonperforming assets and 97.2% of the Company’s nonperforming loans and 7.0% of total portfolio loans at December 31, 2024. The Company believes it is well secured based on the net carrying value of the credit relationship and it has appropriately reserved for expected credit losses with respect to all such loans based on information currently available. The Company has agreed on a path of curtailment and payoff of such loans and during 2024 the Company received $49.9 million of curtailment payments. However, the Company cannot give any assurance as to the timing or amount of future payments or collections on such loans or that the Company will ultimately collect all amounts contractually due. The Company is closely monitoring all developments that may impact collateral values or potential recoveries on its nonperforming loans, including claims that may be asserted by other purported creditors. Any deterioration of this credit relationship, including adverse changes in the financial condition of the respective borrowers or guarantors, potential claims by other creditors of the respective borrowers, further litigation with the respective borrowers or guarantors or adverse changes in the value of collateral that secures this credit relationship, could require the Company to increase its allowance for loan losses or result in significant losses to the Company, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A large percentage of the Company’s commercial loans are secured by real estate, and an adverse change in the real estate market or in economic conditions more generally may result in losses and adversely affect our profitability. Approximately 94.1% of the Company’s commercial loan portfolio as of December 31, 2024, was comprised of loans secured by real estate. An adverse change in the economy affecting occupancy and/or rental rates in the investment real estate market areas we serve could increase the likelihood of defaults. Real estate collateral securing the Company’s loans are a secondary source of repayment in the event of unremedied defaults. The value of the Company’s collateral could be impaired by changes in demand, rental rates and capitalization rates and could be insufficient to recover outstanding principal and interest. As a result, the Company’s profitability and financial condition could be negatively impacted by an adverse change in the real estate market. The Company’s CRE loan portfolio is concentrated predominantly in North Carolina, Virginia, South Carolina, West Virginia and Georgia within the retail/restaurant, warehouse, hospitality, multifamily, and office sectors. As a result of this concentration of the Company’s loan portfolio, it may be more sensitive, as compared to more diversified institutions, to future disruptions in and deterioration of this market. The Company relies on independent appraisals to determine the value of the real estate which secures a significant portion of our loans, and the values indicated by such appraisals may not be realizable if foreclosure on such loans is forced. A significant portion of the Company’s loan portfolio consists of loans secured by real estate. We rely on independent appraisers to provide professional opinions of the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan. Appraisal valuations can be impacted by changes in the equilibrium between supply and demand, changes in occupancy, lease rates and capitalization rates. Appraisals can also be impacted by the information available to the appraiser, including age of industry, market or borrower information, by access to property that is the subject of the appraisal, and by changing economic, industry or market conditions. The bank updates appraisals in connection with defined extensions of credit, which includes but is not limited to requests for additional loan funding, material changes to the loan’s amortization or material extensions of the maturity date. Additionally, the bank will generally update appraisals when the loan is considered collateral dependent and is either subject to Individually Evaluated Loan status or prior to the completion of a foreclosure initiating a collection process.

17 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K The Company’s level of credit risk is elevated due to the concentration of commercial real estate loans and commercial real estate construction loans in its portfolio. As of December 31, 2024, the Company’s exposure to loans secured by commercial purpose real estate, including investment real estate loans related to hospitality, retail and multifamily apartments (but excluding construction) equated to $2.0 billion, or 54.5% of its total loan portfolio. The average balance of these loans are generally larger and these loans generally involve a more complex degree of financial and credit risk than loans secured by residential real estate. Repayment of these loans is dependent on the success of the borrower’s underlying business and/or the borrower’s ability to generate leases in order to receive sufficient cash flow to service its debts. The financial and credit risk associated with these loans is a result of several factors, including, but not limited to, macroeconomic conditions affecting supply, demand and property valuations, as well as larger balances in a smaller population of loans. The Company’s exposure to hospitality at December 31, 2024 equated to approximately $354.7 million, or 9.8% of its total loan portfolio. These were mostly loans secured by upscale or top tier flagged hotels, which have historically exhibited low leverage and strong operating cash flows. The Company’s exposure to commercial real estate construction loans at December 31, 2024 equated to approximately $505.2 million, or 13.9% of total portfolio loans. Construction loans are inherently risky. These risks include, but are not limited to, potential adverse changes in material costs resulting in cost overruns, and the potential that the general contractors develop financial stress and are unable to complete projects and the speculative nature of lease up risk. A severe downturn in real estate could affect demand for leases, capitalization rates and property valuations, which could adversely affect our financial condition and results of operations. Our allowance for credit losses may be insufficient. The measure of our allowance for credit losses (“ACL”) is dependent on the interpretation and application of the Current Expected Credit Losses (“CECL”) methodology. The CECL methodology reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The CECL model may create more volatility in the Company’s level of ACL if materially increased, could adversely affect our business, financial condition, and results of operations. There is no guarantee that our ACL will be sufficient to address credit losses, particularly if the economic outlook deteriorates significantly and quickly, or if a specific segment of the Company’s loan or borrower portfolio is adversely impacted by changing market or other conditions. In such an event, we may need to increase our ACL, which would result in provisions for credit losses that would reduce our earnings. We have and will continue to implement further enhancements or changes to our methodology, models and the underlying assumptions, estimates and assessments, as needed. If the assumptions or estimates we use in applying CECL are incorrect or we need to change our underlying assumptions and estimates, there may be a material adverse impact on our results of operation and financial condition. Also, we may fail to accurately identify the appropriate economic indicators, to accurately estimate the timing of future changes in economic or market conditions, or to estimate accurately the impacts of future changes in economic or market conditions on our borrowers. Any of these failures could significantly impact the accuracy of our loss forecasts and allowance estimates and the sufficiency of our ACL. Management evaluates the appropriateness of the ACL for the “Other” segment through the projected discounted cash flow analysis with various assumptions and multiple scenarios. The ACL analysis for the “Other” segment models a number of potential outcomes and scenarios, which are weighted based on probabilities as estimated by management based on current information available to us. It is difficult to predict how loans in the “Other” segment will ultimately be resolved, and therefore the discounted cash flow analysis, when aggregated, may not appropriately estimate expected losses in this segment. Our real estate lending business can result in increased costs associated with Other Real Estate Owned (“OREO”). Because we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate. We use methods for valuing collateral for individually evaluated loans and OREO that are in compliance with Accounting Standards Codification (“ASC”) Topic 310 Receivables. The methods require

18 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) the use of assumptions that are subject to change based on events impacting real estate values. The amount that we may realize after a default is dependent upon factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liability, neighborhood values, interest rates, real estate tax rates, operating expenses of the mortgaged properties, and supply of and demand for properties. Certain expenditures associated with the ownership of income producing real estate, principally real estate taxes and maintenance costs, may adversely affect the net cash flows generated by the real estate. Therefore, the cost of operating income-producing real property may exceed the rental income earned from such property, and we may have to advance funds to protect our investment or we may be required to dispose of the real property at a loss. Risks Related to Market Conditions, Interest Rates and Investments The Company’s business is subject to interest rate risk and fluctuations in interest rates may adversely affect its earnings and capital levels. The majority of our assets are monetary in nature and, as a result, we are subject to significant risk from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Also, our earnings are significantly dependent on net interest income, which is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We expect we will experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will work against us and our earnings may be negatively affected. To combat rising inflation, between March of 2022 and July of 2023, the Federal Reserve raised the federal funds benchmark rate by a total of 525 basis points. During 2024, the Federal Reserve decreased interest rates by a total of 100 basis points beginning in September 2024, and during January 2025 held the target federal funds rate unchanged at 4.25% to 4.50%. Low interest rates can limit our interest rate spread and may adversely affect our business forecasts, and declines in the general level of interest rates may lead to an increase in prepayments on loans and increased competition for deposits. Increases in the general level of interest rates may, among other things, result in a change in the mix of noninterest and interest-bearing accounts, reduce the demand for loans or increase the rate of default on existing loans. These and other changes in the general level of market interest rates may affect net yield on interest- earning assets, loan origination volume, loan portfolios, and funding costs which impact our overall results. Although our asset-liability management strategy is designed to control our risk from changes in the general level of market interest rates, market interest rates will be affected by many factors outside of our control, including inflation, recession, changes in unemployment, other economic conditions, money supply and international disorder and instability in domestic and foreign financial markets. It is possible that significant or unexpected changes in interest rates may take place in the future, and we cannot always accurately predict the nature or magnitude of such changes or how such changes may affect our business or results of operations. The value of our investment securities could decline. Changes in interest rates could cause the value of our investment securities to decline. We hold available-for-sale investment securities, which are carried at fair value, the majority of which are high-quality, liquid fixed income securities. The determination of fair value for certain of these securities requires significant judgment of management. Therefore, the market price we receive for our investment securities could be less than the carrying value for such securities. Further, the value of our investment portfolio could decline for numerous reasons, many of which are outside our control, including general market conditions, volatility in the securities market, changes in market interest rates, and inflation rates or expectations of inflation. For example, increases in interest rates or changes in interest rate spreads may negatively impact the fair value of our investment securities and may adversely affect accumulated other comprehensive income and, thus, our equity levels.

19 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K Changes in interest rates could adversely affect our income and cash flows and may result in higher defaults and lower collateral values in a rising rate environment. Changes in interest rates influence the origination of loans, the prepayment of loans, the fair value of existing assets and liabilities, the purchase of investments, the retention and generation of deposits, the rates received on loans and investment securities, and the rates paid on deposits or other sources of funding. In general, periods of rising interest rates and other inflationary pressures can have a significant negative effect on our borrowers, and particularly on borrowers that operate businesses that generate revenue to pay principal and interest on commercial loans. Periods of rising interest rates and other inflationary pressures could cause the values of collateral securing our loans to decline. If either our borrowers are negatively impacted by rising interest rates or other inflationary pressures, or if the value of collateral securing our loans declines, our financial performance may be negatively impacted. Inflation could negatively impact our business, our profitability, and our stock price. Volatility and uncertainty related to inflation and the effects of inflation, may lead to increased costs for businesses and consumers and potentially contribute to poor business and economic conditions. For example, higher inflation, or volatility and uncertainty related to inflation, could reduce demand for the Company’s products, which could affect the creditworthiness of the Company’s borrowers, result in lower values for the Company’s investment securities and other interest-earning assets and increase expense related to talent acquisition and retention. If significant inflation continues the Company could result in missed earnings and budgetary projections causing our stock price to suffer. Risks Related to Our Operations, Cybersecurity and Technology A failure in or breach of our operational or security systems or infrastructure, or those of third parties, could disrupt the Company’s businesses, and adversely impact our results of operations, liquidity and financial condition, as well as cause reputational harm. The Company’s operational and security systems, infrastructure, including our computer systems, data management, and internal processes, as well as those of third parties, are integral to our business. We rely on our associates and third parties in our day-to-day and ongoing operations, who may, as a result of human error, misconduct or malfeasance, or failure or breach of third-party systems or infrastructure, expose us to risk. We have taken measures to implement backup systems and other safeguards to support our operations, but our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact. In addition, our ability to implement backup systems and other safeguards with respect to third-party systems is more limited than with our own systems. The Company handles a substantial volume of customer and other financial transactions every day. Our financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. This could adversely affect our ability to process these transactions or provide these services. There could be sudden increases in customer transaction volume, electrical, telecommunications or other major physical infrastructure outages, natural disasters, events arising from local or larger scale political or social matters, including terrorist acts, and cyber-attacks. We continuously update these systems to support our operations and growth. This updating entails significant costs and creates risk associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact our results of operations, liquidity and financial condition, and cause reputational harm. A cyber-attack, information or security breach, or a technology failure of ours or of a third-party could adversely affect the Company’s ability to conduct business or manage exposure to risk, resulting in the disclosure or misuse of confidential or proprietary information, increase costs to maintain and update our operational systems, security systems, and infrastructure, and adversely impact results of operations, liquidity and financial condition, as well as cause reputation harm.

20 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company’s business is highly dependent on the security and efficacy of our infrastructure, computer and data management systems, as well as those of third parties with whom we interact and rely upon. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. Our operations rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks, and in the computer and data management systems and networks of third parties. We rely on digital technologies, computer, database and email systems, software, and networks to conduct our operations. In addition, to access our network, products and services, our customers and third parties may use personal mobile devices or computing devices that are outside of our network environment. Financial services institutions have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the institution, its associates or customers or of third parties, or otherwise materially disrupt network access or business operations. For example, denial of service attacks have been launched against a number of large financial institutions and several large retailers have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers. We have not experienced material cyber security incidents in the past, but there is no assurance that we will not experience an attack in the future. Technology failures, cyber-attacks or other information or security breaches can cause material losses or other material consequences, and even with all reasonable security efforts, not every system or network breach can be prevented or even detected. Furthermore, because some of our employees are working remotely from their homes, there is an increased risk of disruption to our operations because our employees’ residential networks and infrastructure may not be as secure as our office environment. In addition to external threats, insider threats also represent a risk to us. Insiders, having legitimate access to our systems and the information contained in them, have the opportunity to make inappropriate use of the systems and information. We have policies, procedures and controls in place designed to prevent or limit this risk, but we cannot guarantee that such policies, procedures and controls fully mitigate this risk. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify and enhance our protective measures or to investigate and remediate any information security vulnerabilities or incidents. Any of these matters could result in loss of customers and business opportunities, significant disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our customers, damage to computers or systems of our customers and/or third parties, violation of applicable privacy laws and other laws, litigation, costs associated with customer notification and credit monitoring services, increased insurance premiums, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact our results of operations and financial condition. The Company relies on third-party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service by any third-party could have a material adverse effect on our business. The Company is dependent for the majority of our technology, including our core operating system, on third-party providers. If these companies were to discontinue providing services to us, we may experience significant disruptions to our business. In addition, each of these third parties faces the risk of a cyber-attack, information breach or loss, or technology failure and there is no assurance that they have not or will not experience a system or network breach. If any of our third-party service providers experience such difficulties, or if there is any other disruption in our relationships with them, we may be required to find alternative sources of such services, which may not be on comparable or commercially reasonable terms. We are dependent on these third-party providers securing their information systems, over which we have no control, and any failure to maintain performance, reliability and security of these systems could have a significant adverse effect on our financial condition or results of operations. A breach of our third-party providers’ information systems could adversely affect our ability to process transactions, service our clients or manage our exposure to risk and could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on our business through damage to our reputation, loss of customer business, remedial

21 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that we could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on our business and results of operations. The Company is dependent on its management team, and the loss of any senior executive officers or other key personnel could impair its relationship with its customers and adversely affect its business and financial results. We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the senior executive officers and other key personnel and their relationship with the communities they serve. The loss of the services of one or more of these officers or key personnel could have an adverse impact on the business of the Company because of their skills, knowledge of the market, years of industry experience and the difficulty promptly finding qualified replacement personnel. The success of our business strategies depends on our ability to identify and recruit individuals with experience and relationships in our primary markets. The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive, which has contributed to salary and employee benefit costs that have risen and are expected to continue to rise, which may have an adverse effect on the Company’s net income (loss). In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy, and we may not be able to effectively integrate these individuals into our operations. Our inability to identify, recruit and retain talented personnel to manage our operations effectively and in a timely manner could limit our growth or impair our ability to implement our business strategy effectively and efficiently, which could materially adversely affect our business. Risks Related to Liquidity Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, may have a material adverse effect on our financial condition and results of operations. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, which may be compounded by the reach and depth of media attention, including social media, have in the past and may in the future lead to market-wide liquidity problems. Liquidity is essential to the Company’s banking business, and the Company’s business strategies are largely based on access to funding from customer deposits and supplemental funding provided by secondary liquidity sources, including wholesale funding facilities. Deposit levels may be impacted by industry factors, market interest rates, rates paid for deposits by other financial institutions and market interest rates generally, inflationary conditions, general economic conditions than can impact savings rates, and banking industry conditions that can impact customers’ perceptions of the safety and soundness of the banking industry generally or of specific financial institutions. The failures of Silicon Valley Bank, Signature Bank and First Republic Bank in the first quarter of 2023, and the resulting industry turmoil, have underscored the importance of maintaining diversified funding sources to ensure the safety and soundness of a financial institution. It is uncertain whether, during periods of turmoil in the banking industry, actions to stabilize the banking industry will be sufficient to ensure continued funding and liquidity, reduce the risk of deposit outflows, and particularly sudden outflows, from banks. Should any of these conditions materialize, our liquidity, financial condition and results of operations could be materially and adversely impacted.

22 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) The Company’s liquidity could be impaired by an inability to access short-term funding or the inability to monetize liquid assets. If significant volatility or disruptions occur in the wholesale funding or investment securities markets, the Company’s ability to access short-term liquidity could be materially impaired. In addition, other factors outside of the Company’s control could limit the Company’s ability to access short-term funding or to monetize liquid assets, including by selling investment securities at an attractive price or at all, operational issues that impact third parties in the funding or securities markets or unforeseen significant deposit outflows. The Company’s inability to access short-term funding or inability to monetize liquid assets could impair the Company’s ability to make new loans or meet existing lending commitments, and could adversely impact the Company’s overall financial condition, liquidity and regulatory capital. We rely substantially on deposits obtained from customers in our target markets to provide liquidity and support growth, and impairment of our access to funding may negatively affect our financial performance. Our primary funding and liquidity source to support our business strategies is a stable customer deposit base. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. If our deposit levels fall, we could lose a relatively low-cost source of funding and our interest expense would likely increase as we obtain alternative funding to replace lost deposits. If local customer deposits are not sufficient to fund our normal operations and growth, we will look to outside sources, such as fed funds lines with other financial institutions or borrowings with the FHLB and we have access to the institutional CD market and the brokered deposit market. We may also seek to raise funds through the issuance of shares of our common stock, or other equity or equity-related securities, or debt securities including subordinated notes as additional sources of liquidity. A number of factors, many of which are outside the Company’s control, could make accessing such financing more difficult or more expensive, or could make such financing unavailable altogether, including the financial condition of the Company, rate disruptions in the capital markets, the attractiveness of investing in or lending to financial services companies generally, and competition for funding from other banks, holding companies or similar financial service companies, some of which could be substantially larger or have stronger credit ratings or profiles. If we are unable to access funding sufficient to support our business operations and growth strategies or are only able to access such funding on unattractive terms, we may not be able to implement our business strategies which may negatively affect our financial performance. Our ability to meet contingency funding needs, in the event of a crisis that causes a disruption to our core deposit base, is dependent on access to wholesale markets, including funds provided by the FHLB of Atlanta. Significant unanticipated deposit outflows have occurred at other financial institutions and may occur in the future, compounded by advances in technology that increase the speed at which deposits can be moved from bank to bank or outside the banking system, as well as the speed and reach with which information, concerns and rumors can spread through media. This may exacerbate funding or liquidity concerns and result in significant contingency funding needs. Our financial flexibility could be severely constrained if we were unable to maintain our access to funding or if adequate financing is not available at acceptable interest rates. Our primary contingency funding source is borrowings from the FHLB of Atlanta. We own stock in the FHLB of Atlanta, in order to qualify for membership in the FHLB system, which enables us to borrow on our line of credit with the FHLB that is secured by a blanket lien on select commercial loans, multifamily loans, residential mortgages and investment securities available-for-sale. As of December 31, 2024, that line of credit is estimated to be equal to 25% of our assets approximating $[1.2] billion, with available borrowing capacity subject to the amount of eligible collateral pledged at any given time. Changes or disruptions to the FHLB or the FHLB system in general may materially impact our ability to meet short and long-term liquidity needs. Additionally, we cannot be assured that the FHLB will be able to provide funding to us when needed, nor can we be certain that the FHLB will provide funds specifically to us, should our financial condition and/or our regulators prevent access to our line of credit. The inability to access this source of funds could have a materially adverse effect on our ability to meet our customer’s needs. Other wholesale market sources of liquidity include the Fed discount window, the brokered CD market, and our four fed funds lines totaling $95.0 million with correspondent banks. Additionally, we have a large bond portfolio that can be used for liquidity purposes, including pledging or outright sales. We may compete with other banks or other

23 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K financial institutions for borrowing capacity from these wholesale market sources, which may increase our cost of funding or make it more difficult to access these funding sources. We rely on dividends from our subsidiaries for most of our revenue. The Company is a separate and distinct legal entity from the Bank. A substantial portion of the Company’s revenue comes from dividends from the Bank. Various federal and Virginia laws and regulations limit the amount of dividends that the Bank may pay to us. Also, in the event the Bank is unable to pay dividends to the Company, the Company may not be able to service any debt that is outstanding, pay obligations, or pay any future dividends on its common stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition, and results of operations. Risks Related to Our Business Strategy Our profitability depends significantly on economic conditions. Our success depends primarily on the general economic conditions of the geographic markets in which we operate, primarily in Virginia and North Carolina. The local economic conditions in the areas where we operate have a significant impact on our commercial, real estate and construction loans, the ability of our borrowers to repay their loans and the value of the collateral securing these loans and on customer demand for loans, deposits and other bank products. A significant decline in general economic conditions, including pandemics or significant health hazards (such as the COVID-19 pandemic), inflation, recession, acts of terrorism, outbreak of hostilities (including the military conflict between Russia and Ukraine) or other international or domestic calamities, unemployment or other factors, all of which are beyond our control, could impact economic conditions and negatively affect our financial results. We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business. We conduct our banking operations primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Blacksburg, Martinsville, and Danville in Virginia, and Greensboro, Charlotte, Raleigh and Mooresville in North Carolina. Increased competition in these markets may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs, conduct extensive promotional and advertising campaigns and offer a wider range of products, services and technologies. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services, products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. We also face competition from out- of-state financial intermediaries that have opened loan production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue to grow our loan and deposit portfolios or may be required to increase the rates we pay on deposits or lower the rates we offer on loans and results of operations and financial condition may otherwise be adversely affected.

24 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Our customers may increasingly decide not to use the Bank to complete their financial transactions, which would have a material adverse impact on our financial condition and operations. Technology and other changes are allowing parties to complete financial transactions through alternative methods that have historically involved banks. For example, customers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds, or general-purpose reloadable prepaid cards. Customers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. We face increasing competition from fintech companies, as trends toward digital financial transactions have accelerated since the COVID-19 pandemic. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations. Risks Related to Regulatory Compliance and Legal Matters We are subject to extensive government regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. For example, we currently derive a portion of our noninterest income from consumer overdraft fees, which have recently come under scrutiny by banking regulators and politicians. Such regulators or politicians could act to impose additional restrictions on overdraft fee programs which could reduce our noninterest income, increase our compliance costs, or increase our exposure to regulatory and legal claims related to our overdraft program. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. See “Supervision and Regulation” included in Item 1, Business, of this Annual Report on Form 10-K for a more detailed description of the certain regulatory requirements applicable to the Bank. The financial services industry may be subject to new or changing legislation, regulation, and government policy, which could affect the banking industry and the broader economy. At this time, it is difficult to predict the legislative and regulatory changes that will result from the combination of President Trump’s reelection and both Houses of Congress having majority memberships from the Republican party. It appears that the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration, impacting the rule-making, supervision, examination and enforcement priorities of the federal banking agencies. Furthermore, the change in presidential administration has, and is expected to continue to, result in certain changes in the leadership and senior staffs of the federal banking agencies. Such changes are likely to impact the rule-making, supervision, examination and enforcement priorities and policies of the agencies. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking agencies, may result in differing interpretations of existing rules and guidelines and potentially different enforcement priorities. The potential impact of any changes in agency personnel, policies, priorities, regulations and interpretations on the financial services sector, including us, cannot be predicted. The new presidential administration and Congress also may cause broader economic changes due to changes in governing ideology and governing style, as well as changes to the size, scope and operations of the federal government. These changes could have varied effects on the economy that are difficult to predict. For example, changes in trade

25 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K and fiscal policy could affect broader patterns of trade and economic growth. Additionally, comprehensive changes to the federal government could be materially adverse to the regional and local economies where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations. Regulatory capital standards may require the Company and the Bank to maintain higher levels of capital and liquidity, which could adversely affect its return on equity and otherwise affect its business. The Company and the Bank are each subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital, which each must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. In addition, regulators may require the Company to maintain higher levels of regulatory capital based on the Company’s condition, risk profile, or growth plans or conditions in the banking industry or economy. The Basel III capital adequacy standards applicable to the Company and the Bank impose stricter capital requirements and leverage limits than the requirements to which the Company and the Bank were subject in the past. The application of more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if the Company were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III capital adequacy standards could result in the Company having to lengthen the term of its funding, restructure its business models, and/or increase its holdings of liquid assets. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit the Company’s ability to make distributions, including paying out dividends or buying back shares. If the Company and the Bank fail to meet these minimum capital guidelines and/or other regulatory requirements, the Company’s financial condition would be materially and adversely affected. Failure to maintain effective systems of internal control over financial reporting and disclosure controls and procedures could have a material adverse effect on our results of operation and financial condition. Effective internal controls over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. We are required to establish and maintain an adequate internal control structure over financial reporting. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As part of our ongoing monitoring of internal control, we may discover material weaknesses or significant deficiencies in our internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. Our inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to our financial statements or other disclosures, which could have an adverse effect on our business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of our internal and disclosure controls could, among other things, require significant investments of management time, funds and other resources in remediation efforts, result in losses from fraud or error or harm to our reputation, or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition. Claims and litigation against the Company could result in significant expenses or losses or damage to our reputation, which may have a material adverse effect on its financial condition, results of operation or business. The Company operates in a business, legal and regulatory environment that exposes the Company to potential significant litigation risk. The Company may be involved from time to time in a variety of litigation arising out of its business, and the outcome of litigation and other legal matters is frequently uncertain. Litigation and claims against the Company can arise from the Company’s lending activities, commercial agreements, compliance programs, and other general business matters. Such litigation and claims have involved and could involve large amounts in controversy and substantial legal costs necessary for the Company’s defense or to recover amounts owed to the Company, and

26 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) substantial legal liability, which may or may not be insured, against the Company could materially and adversely impact the Company’s financial condition and results of operations. Even if the Company has insurance coverage for certain claims or legal or administrative actions against it, the Company’s insurance may not cover all claims that may be asserted against it in legal or administrative actions or costs that it may incur defending such actions, and any claims asserted against it, regardless of merit or eventual outcome, may harm the Company’s reputation which may harm the Company’s business. Should the ultimate judgments or settlements and/or costs incurred in any litigation exceed any applicable insurance coverage, they could have a material adverse effect on the Company’s financial condition and results of operation for any period. Litigation may also divert management resources, which may adversely impact the Company’s business and results of operations. Our risk management framework may not be effective in mitigating risk and loss. We maintain an enterprise risk management program that is designed to identify, quantify, monitor, report and control the risks we face. These risks include, but are not limited to, interest rate, credit, liquidity, operational, reputation, legal, compliance, economic and litigation risk. Although we assess our risk management program on an ongoing basis and make identified improvements to it, we can offer no assurances that this approach and risk management framework (including related controls) will effectively mitigate the risks listed above or limit losses that we may incur. If our risk management program has flaws or gaps, or if our risk management controls do not function effectively, our results of operations, financial condition or business may be adversely affected. Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. The policies of the FRB affect us significantly. The FRB regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine, to a significant extent, our cost of funds for lending and investing, and can significantly impact the levels of inflation in the United States. Changes in those policies are beyond our control and are difficult to predict. FRB policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the FRB could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay a loan, which could have a material adverse effect on our financial condition and results of operations. Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to environmental, social and governance (“ESG”) practices may impose additional costs on the Company or expose it to new or additional risks. As a regulated financial institution and a publicly traded company, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact the Company’s reputation, ability to do business with certain partners, and stock price. Government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations. The development and use of Artificial Intelligence (“AI”) presents risks and challenges that may adversely impact our business. We or our third-party vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents several potential risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws

27 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) Form 10-K and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. Risks Related to Owning Our Stock The market price of our common stock may fluctuate significantly in response to a number of factors. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing U.S. economic environment and changes in the commercial and residential real estate market, any of which may cause our stock price to fluctuate. If our operating results fall below the expectation of investors or securities analysts, the price of our common stock could decline substantially. Our stock price can fluctuate significantly in response to a variety of factors including, among other things: • volatility of stock market prices and volumes in general; • changes in market valuations of similar companies; • changes in the conditions of credit markets; • changes in accounting policies or procedures as required by the Financial Accounting Standards Board, or other regulatory agencies; • legislative and regulatory actions, including the impact of the Dodd-Frank Act and related regulations, that may subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model; • government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the FRB; • additions or departures of key members of management; • fluctuations in our quarterly or annual operating results; and • changes in analysts’ estimates of financial performance. Future issuances of the Company’s common stock could adversely affect the market price of the common stock and could be dilutive. The Company is not restricted from issuing additional shares of common stock, and may issue securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Issuances of a substantial number of shares of common stock, or the expectation that such issuances might occur, including in connection with acquisitions by the Company, could materially adversely affect the market price of the shares of common stock and could be dilutive to shareholders. Because the Company’s decision to issue equity securities in the future will depend on market conditions and other factors, it cannot predict or estimate the amount, timing, or nature

28 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1A. RISK FACTORS (continued) of possible future stock issuances. Accordingly, the Company’s shareholders bear the risk that future stock issuances will reduce market prices and dilute their stock holdings in the Company. Common stock is equity and is subordinate to the Company’s existing and future indebtedness and effectively subordinated to all the indebtedness and other non-equity claims against the Bank. Shares of the Company’s common stock are equity interests and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of the Company’s indebtedness and to other non-equity claims against the Company and its assets available to satisfy claims against it, including in the event of the Company’s liquidation. The Company is permitted to incur additional debt. Upon liquidation, lenders and holders of the Company’s debt securities would receive distributions of the Company’s available assets prior to holders of the Company’s common stock. Furthermore, the Company’s right to participate in a distribution of assets upon the Bank’s liquidation or reorganization is subject to the prior claims of the Bank’s creditors, including holders of any depositors of the Bank or any debt issued by the Bank. ITEM 1B. UNRESOLVED STAFF COMMENTS Not applicable. ITEM 1C. CYBERSECURITY Cybersecurity Risk Management and Strategy The Company has developed and implemented a Cybersecurity program intended to ensure the confidentiality, integrity, and availability of the Company’s critical systems and information. The Company has designed this Cybersecurity program based in part on the National Institute of Standards and Technology Cybersecurity Framework (“NIST”). Use of the framework does not imply that the Company meets any particular technical standards, specifications, or requirements, but rather the NIST is used as a guide to help identify, assess, and manage cybersecurity risks relevant to the Company’s business. The Company’s Cybersecurity and Information Technology programs are led by our Chief Operations Officer, (“COO”) and Information Security Manger. The COO is responsible for the oversight and implementation of both programs. Additionally, the COO and the Information Security Manager meet with the Information Technology Steering Committee (“IT Steering Committee”) on a monthly basis or more frequently as necessary to discuss, among other things, cybersecurity matters. The Cybersecurity and Information Technology programs are aligned to the Company’s business strategy. They share common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk management, including legal, compliance, strategic, operational, and financial risk. In the event of a material or potentially material cybersecurity event, senior members of management, which includes the Chief Financial Officer, are promptly informed of the event and status update, response, and disclosure efforts following the terms of a documented incident response plan. Key elements of the Cybersecurity and Information Technology programs include: • risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader information technology (“IT”) environment; • an incident response team principally responsible for managing cybersecurity risk assessment processes, security controls, and responses to cybersecurity incidents; • the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; • training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls; • a cybersecurity and IT incident response plan that includes procedures for responding to cybersecurity incidents;

29 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 1C. CYBERSECURITY (continued) Form 10-K • utilization of independent third parties to perform penetration testing of the Company’s environment; and • utilization of a third party to monitor elements of our Cybersecurity and IT environment continuously. During the years ended December 31, 2024 and December 31, 2023, the Company had no cybersecurity incidents that had a material adverse effects on its business, financial condition or results of operations. For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition, refer to Item 1A. Risk Factors – “Risks Related to Our Operations and Technology,” which is incorporated by reference into this Item 1C. Cybersecurity Governance Management’s Role The Company’s management has created an Incident Response Team (“IRT”), that consists of the Chief Operations Officer, a network manager, an application delivery manager, an information security manager, the IT Steering Committee, the regulatory risk management director and an internal auditor. Our COO holds multiple cybersecurity industry-recognized certifications and has gained extensive cybersecurity knowledge and skills through over 7 years of work experience on the IT security team at the Company. Our Information Security Manager, who also holds multiple cybersecurity industry-recognized certifications and is a member of the IT Steering Committee, has 20 years of experience working in IT and cybersecurity in various roles and industries throughout his career. Additionally, leaders in the Company’s IT function receive periodic training and education on cybersecurity related topics. The IRT is governed by policies and procedures and their proactive responsibilities include implementing awareness programs for the overall cybersecurity risk management plan and for the supervision of vulnerability and penetration testing. The Company’s IRT serves as the central point for all cybersecurity incidents and reporting, including incidents that directly target associates, customers or the Company’s internal information systems and incidents originating from third parties. The IRT evaluates each incident in terms of its impact on the Company’s operations, ability to conduct business with customers, reputational risk to the Company, reduce legal risk and the speed and degree to which the incident has been contained. The IRT is also responsible for assessing the nature and scope of the incident, and engaging third-party service providers where appropriate to support the Company through the resolution of the incident. The COO escalates incidents to the Company’s IT Steering Committee, who is responsible for cybersecurity risk oversight, and also reports to the Board on a monthly basis. Our information security team and members of IT monitor the effectiveness of preventative measures, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings with law enforcement, regulators, external consultants, and reports produced by security tools we have deployed in our IT environment. Board of Director’s Role The Company’s Board of Directors recognizes the importance of cybersecurity in safeguarding the Company’s sensitive data, including with respect to its associates and customers. The Board is responsible for the consideration and oversight of risk facing the Company and is also responsible for ensuring that material risks are identified and managed appropriately, including cybersecurity risks. The COO gives a monthly report to the Company’s IT Steering Committee and Board on various information security issues. The Company has created and designated a separate committee of its Board as the Audit Committee consisting of four independent directors. The Audit Committee meets quarterly and reviews the Company’s major financial risk exposures, including cybersecurity risks, and reviews the steps management is taking to monitor and control such exposures, including results of internal and external audits.

30 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 2. PROPERTIES The Company’s principal executive office is located at 1300 Kings Mountain Road in Martinsville, Virginia. There are also two other corporate administrative locations that house its operations center and various other corporate functions. As of December 31, 2024, we offer our community banking services through 65 combined depository locations in Virginia and North Carolina, and have 53 offices located in Virginia and 12 offices located in North Carolina. Three of these depository banking locations are held under lease contracts. In addition, the Bank leases a loan production office, a commercial banking office and another office housing various Bank functions. Management believes the terms of the various leases are consistent with market standards and were arrived at through arm’s length bargaining. The leases are described in Note 9, Premises and Equipment, of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. ITEM 3. LEGAL PROCEEDINGS In the normal course of business, the Company is subject to various legal and administrative proceedings and claims. Legal and administrative proceedings are subject to inherent uncertainties and unfavorable rulings could occur, and the timing and outcome of any legal or administrative proceeding cannot be predicted with certainty. As of December 31, 2024, the Company is not involved in any material pending or threatened legal proceedings other than proceedings occurring in the ordinary course of business. ITEM 4. MINE SAFETY DISCLOSURES Not applicable.

31 Form 10-K PART II Market for Common Stock and Dividends The Company’s common stock trades on NASDAQ, under the ticker symbol “CARE.” As of the close of business on February 28, 2025, we had 2,049 shareholders of record. Dividends In October 2016, prior to the Reorganization, the board of directors of the Bank (the “Bank Board”) determined that it was prudent not to declare a quarterly cash dividend on the Bank’s common stock beginning in the fourth quarter of 2016. Notwithstanding the Bank’s prior practice of paying a quarterly cash dividend on its common stock, the Bank Board believed this decision was necessary and appropriate as the Bank committed, and now the Company commits, additional resources to assist with regulatory compliance, and making significant investments in new technology and human resources. The Bank Board paid a special one-time cash dividend of $0.14 per share on March 3, 2020. The amount and timing of future dividends, if any, remains subject to the discretion of the Board and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of the Company, applicable governmental regulations and other factors deemed relevant by the Board. Repurchases of Shares of Common Stock On March 29, 2023, the Company’s Board of Directors authorized a share repurchase program (the “2023 Program”), effective May 1, 2023, after the expiration of a previous repurchase program that was fully exhausted as of March 10, 2023. The 2023 Program authorized the repurchase of 1,000,000 shares of common stock and the Company fully exhausted the 2023 Program on August 31, 2023. The Company’s Board of Directors did not authorize a new repurchase program during the year ended December 31, 2024. The Company repurchased 1,000,000 shares of its common stock at a total cost of $14.2 million, or an average price of $14.16 per share, during the year ended December 31, 2023. The following table provides information regarding the Company’s purchases of our common stock during the quarter ended December 31, 2024. Period Total number of shares purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plan Approximate Dollar Value of Shares That May Yet be Purchased Under the Plan1 10/10/2024 - 10/31/2024 — $— — — 11/01/2024 - 11/30/2024 — — — — 12/01/2024 - 12/31/2024 — — — — Total — $— — 1 The Company had no purchases of our common stock during the quarter ended December 31, 2024. CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

32 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES (continued) Five-Year Cumulative Total Return The following chart compares the cumulative total shareholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and S&P U.S. BMI Banks Index, which includes the stocks of banks, thrifts and bank and financial holding companies listed on all major exchanges (NYSE, AMEX, NASDAQ) in the S&P Global Market Intelligence’s coverage universe. 0 50 100 150 200 250 In de x V al ue 12/31/19 Total Return Performance 12/31/21 12/31/23 12/31/2412/31/2212/31/20 Carter Bankshares, Inc. NASDAQ Composite Index S&P U.S. BMI Banks Index Period Ending Index 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 Carter Bankshares, Inc.1 100.00 45.52 65.35 70.44 63.56 74.69 NASDAQ Composite Index 100.00 144.92 177.06 119.45 172.77 223.87 S&P U.S. BMI Banks Index 100.00 87.24 118.61 98.38 107.32 143.68 1 An investment in Carter Bankshares, Inc. prior to November 2020 represents an investment in Carter Bank and Trust.

33 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 6. [RESERVED] ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand Carter Bankshares, Inc., our operations, and our present business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this Annual Report on Form 10-K. The MD&A includes the following sections: • Explanation of Use of Non-GAAP Financial Measures • Critical Accounting Estimates • Our Business and Strategy • Results of Operations and Financial Condition • Capital Resources • Contractual Obligations • Off-Balance Sheet Arrangements • Liquidity • Inflation • Stock Repurchase Program This section reviews our financial condition for each of the past two years and results of operations for each of the past three years. Certain reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. Some tables may include additional time periods to illustrate trends within our Consolidated Financial Statements and notes thereto. The results of operations reported in the accompanying Consolidated Financial Statements are not necessarily indicative of results to be expected in future periods. Explanation of Use of Non-GAAP Financial Measures In addition to the results of operations presented in accordance with generally accepted accounting principles in the United States (“GAAP”), management uses, and this annual report references, interest and dividend income, yield on interest earning assets, net interest income and net interest margin on a fully taxable equivalent, (“FTE”) basis, which are non-GAAP financial measures. Management believes these measures provide information useful to investors in understanding our underlying business, operational performance and performance trends as it facilitates comparisons with the performance of other companies in the financial services industry. The Company believes the presentation of interest and dividend income, yield on interest earning assets, net interest income and net interest margin on an FTE basis ensures the comparability of interest and dividend income, yield on interest earning assets, net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice. Interest and dividend income (GAAP) per the Consolidated Statements of Income is reconciled to interest and dividend income adjusted on an FTE basis, yield on interest earning assets (GAAP) is reconciled to yield on interest earning assets adjusted on an FTE basis, net interest income (GAAP) is reconciled to net interest income adjusted on an FTE basis and net interest margin (GAAP) is reconciled to net interest margin adjusted on an FTE basis in the “Results of Operations and Financial Condition - Net Interest Income” section of this MD&A for the years ended 2024, 2023 and 2022.

34 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Although management believes that this non-GAAP financial measure enhances investors’ understanding of our business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP or considered to be more relevant than financial results determined in accordance with GAAP, nor is it necessarily comparable with similar non-GAAP measures which may be presented by other companies. Critical Accounting Estimates The Company’s preparation of financial statements in accordance with GAAP requires management to make estimates, assumptions and judgments that could affect the amounts reported in the financial statements and accompanying notes. Over time, these estimates, assumptions and judgments may prove to be inaccurate or vary from actual results and may significantly affect our reported results and financial position for the periods presented or in future periods. We currently view the determination of the allowance for credit losses to be critical, because it is made in accordance with GAAP, is highly dependent on subjective or complex judgments, assumptions and estimates made by management and have had or is reasonably likely to have a material impact on the Company’s financial condition and results of operations. We have identified the following critical accounting estimate: Allowance for Credit Losses (“ACL”) The ACL represents an amount which, in management’s judgment, is adequate to absorb expected credit losses over the life of outstanding loans as of the balance sheet date based on the evaluation of current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions and prepayment experience. The ACL is measured and recorded upon the initial recognition of a financial asset. The ACL is reduced by charge-offs, net of recoveries of previous losses, and is increased by a provision or decreased by a recovery for credit losses, which is recorded as a current period operating expense. Determination of an appropriate ACL is inherently complex and includes the use of significant and highly subjective estimates. The reasonableness of the ACL is reviewed quarterly by management. Management believes it uses relevant information available to make determinations about the ACL and that it has established the existing allowance in accordance with GAAP. However, the determination of the ACL involves significant judgment, and estimates of expected credit losses in the loan portfolio can vary from the amounts actually observed. Management uses available information for the periods presented to estimate expected future losses. However, future estimates could be impacted by a number of environmental changes, including but not limited to changes in the composition of the loan portfolio, changes in current and forecasted economic conditions and changes in the interest rate environment. Management will periodically assess the appropriateness of qualitatively adjusting the ACL based on their assessment of current expected credit losses and other economic factors. Principally, these adjustments are centered on potential variances to current economic indices. Various regulatory agencies also review the allowance for credit losses as an integral part of their examination process. The Company periodically engages a third party to validate the model. We believe the level of the allowance for credit losses is appropriate as recorded in the consolidated financial statements as of December 31, 2024. As future events cannot be determined with precision, actual results could differ significantly from our estimates. The ACL “base case” model is derived from various economic forecasts provided by widely recognized sources. Management evaluates the variability of market conditions by examining the peak and trough of economic cycles. These peaks and troughs are used to stress the base case model to develop a range of potential outcomes. Management then determines the appropriate reserve through an evaluation of these various outcomes relative to current economic conditions and known risks in the portfolio. For the year ended December 31, 2024 the range of outcomes would produce a 56.3% reduction or a 85.5% increase in reserves based on the best and worst case scenarios, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for further detailed descriptions of our estimation process and methodology related to the ACL and Note 6, Allowance for Credit Losses, of this Annual Report on Form 10-K.

35 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Our Business and Strategy Carter Bankshares, Inc. (the “Company”) is a bank holding company headquartered in Martinsville, Virginia with assets of $4.7 billion at December 31, 2024. The Company is the parent company of its wholly owned subsidiary, Carter Bank & Trust (the “Bank”). The Bank is a Federal Deposit Insurance Corporation (“FDIC”) insured, Virginia state-chartered bank, which operates 65 branches in Virginia and North Carolina. The Company provides a full range of financial services with retail, and commercial banking products and insurance. The Company’s common stock trades on the Nasdaq Global Select Market under the ticker symbol “CARE”. The Company has entered into a definitive purchase and assumption agreement to acquire two branch facilities and the deposits associated therewith, located in Mooresville, North Carolina and Winston Salem, North Carolina, from First Reliance Bank. The Company expects this transaction to close during the first half of 2025, subject to obtaining required regulatory approvals. The Company earns revenue primarily from interest on loans and securities and fees charged for financial services provided to our customers. The Company incurs expenses for the cost of deposits, borrowings, provision for credit losses and other operating costs such as salaries and employee benefits, data processing, FDIC expense, occupancy and income tax provision. Part of the Company’s current three-year strategic plan is to focus on refining and enhancing its brand image and position in the markets it serves. With this new brand strategy, the Company has embarked on a multi-year implementation plan to create a brand tailored to the needs of its critical growth audiences, with a focus on innovating brand experiences to exceed expectations and to build a brand that stands apart. This means a commitment to aligning processes, operations and systems around the Company’s brand while introducing new products and services, so that in time the Company can increase its brand awareness in the communities it serves. To strengthen and further shape the brand and culture of the Company, a new set of guiding principles were introduced to associates in June 2023. The guiding principles include a new purpose statement: To create opportunities for more people and businesses to prosper; supported by our new set of core values: Build Relationships, Earn Trust and Take Ownership. We believe these new guiding principles will help create alignment to support future growth by empowering our associates and igniting a passion for the Company. On October 30, 2024 the Company unveiled the new brand identity centered entirely around the people who matter most: customers and associates of Carter Bank and Trust and the communities it serves to help deliver on its promise of helping people experience a life lived full. The Company’s goal is to shift from restructuring the balance sheet to pursuing a prudent growth strategy when appropriate. We believe this strategy will be primarily targeted at organic growth, but will also consider opportunistic acquisitions that fit this strategic vision. We believe that the Bank’s strong capital and liquidity positions support this strategy. In addition to loan and deposit growth, the Company will seek to increase fee income while closely monitoring operating expenses. The Company is focused on executing this strategy to successfully support the new brand and grow its business in our current markets as well as any new markets it may enter. As part of executing this strategy, the Company continues to dedicate significant resources to the resolution of the Company’s nonaccrual loans, the significant majority of which are related to a single large credit relationship that the Company placed on nonaccrual status in the second quarter of 2023, in a manner that best protects the Company, the Bank and shareholders. The Company is closely monitoring all developments that may impact collateral values or potential recoveries on its nonperforming loans, including claims that may be asserted by other purported creditors. As previously disclosed, during the second quarter of 2024, a federal court lawsuit filed against the Company and the Bank by West Virginia Governor James C. Justice II, his wife Cathy L. Justice, his son James C. Justice, III, and related entities that he and/or they own (the “Justice Entities”) was dismissed with prejudice. In connection with the dismissal of this litigation, the Justice Entities agreed upon a pathway of curtailment and payoff of the outstanding loans with the Bank. The Justice Entities have reduced the aggregate nonperforming loan balance from $301.9 million as of March 30, 2024 to $252.0 million as of December 31, 2024. During the third quarter of 2024, the Company obtained a voluntary stipulation of dismissal with prejudice of a lawsuit filed on February 10, 2024 against the Bank in the United States District Court for the Western District of Virginia (Danville Division) (the “GLAS Trust Lawsuit”) by GLAS Trust Company, LLC, in its capacity as Note Trustee

36 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (“GLAS Trust”). In connection with the dismissal of the GLAS Trust Lawsuit, GLAS Trust and certain affiliates and parties on whose behalf it was acting executed a release that waives any and all causes of action of any kind that they might claim to have against the Bank. The dismissal of the GLAS Trust Lawsuit ended all pending litigation brought against the Bank by GLAS Trust in connection with the Bank’s credit relationship with the Justice Entities. Also in connection with the dismissal of the GLAS Trust Lawsuit, certain Justice Entities executed documents reaffirming the legality, validity and binding nature of all loan documents they have executed in favor of the Bank. The Company tendered a payment (the “Settlement Payment”) in consideration of the voluntary dismissal of the GLAS Trust Lawsuit. Because certain of the Justice Entities had previously agreed to indemnify the Bank against the claims asserted in the GLAS Trust Lawsuit, certain of the Justice Entities executed a promissory note in favor of the Bank further evidencing this indemnification obligation as related to the Settlement Payment. This promissory note was recognized as a principal charge-off during the three months ended September 30, 2024 due to the nonperforming status of the Bank’s loans with the Justice Entities, and because the settled claims related to allegedly preferential payments made on those nonperforming loans. The Company’s financial results continue to be significantly impacted by the single large credit relationship that the Company placed on nonaccrual status during the second quarter of 2023, which has an aggregate principal balance of $252.0 million as of December 31, 2024. Since placement of these loans, now reduced to judgements, on nonaccrual status during the second quarter of 2023, interest income has been negatively impacted by $35.1 million and $30.0 million during the years ended December 31, 2024 and 2023, respectively, or by $65.1 million in the aggregate. Results of Operations and Financial Condition Earnings Summary 2024 Highlights • Net interest income decreased $7.9 million, or 6.4%, to $114.5 million for the year ended December 31, 2024 compared to the same period in 2023, reflecting the impact of higher funding costs during the year ended December 31, 2024, which more than offset loan growth and higher loan and securities yields; • The (recovery) provision for credit losses decreased $10.5 million to a recovery of $5.0 million for the year ended December 31, 2024, compared to a provision for credit losses of $5.5 million for the same period in 2023 primarily driven by the updated analysis of the individually evaluated loans and Other segment reserves released of $6.6 million due to $49.9 million of curtailment payments during the year ended December 31, 2024, offset by loan growth during 2024; • Total noninterest income increased $3.1 million to $21.4 million for the year ended December 31, 2024 compared to the same period in 2023; • Total noninterest expense increased $4.5 million to $110.0 million for the year ended December 31, 2024 compared to the same period in 2023; and • Provision for income taxes increased $1.0 million to $6.3 million for the year ended December 31, 2024 compared to the same period in 2023. Balance Sheet Highlights (period-end balances, December 31, 2024 compared to December 31, 2023) • The available-for-sale securities portfolio decreased $60.6 million and is currently 15.4% of total assets compared to 17.3% of total assets; • Total portfolio loans increased $118.9 million, or 3.4%, due to loan growth, primarily in the commercial real estate (“CRE”) and construction segments during the year ended December 31, 2024, partially offset by $80.0 million in loan payoffs on two large CRE loans and the above mentioned curtailment payments;

37 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) • The portfolio loans to deposit ratio was 87.3%, compared to 94.2%; • At December 31, 2024, nonperforming loans declined by $50.2 million to $259.3 million compared to December 31, 2023. Nonperforming loans as a percentage of total portfolio loans were 7.15% compared to 8.83%. The decline was due to the year-to-date curtailment payments totaling $49.9 million made by the Bank’s largest nonperforming credit relationship that was placed on nonaccrual status during the second quarter of 2023. These loans are contained in the Other segment with an aggregate principal balance of $252.0 million as of December 31, 2024 and comprise 97.2% of nonperforming loans at December 31, 2024; • The Allowance for Credit Losses, (“ACL”) to total portfolio loans ratio was 2.09% compared to 2.77%. The ACL on portfolio loans totaled $75.6 million at December 31, 2024, compared to $97.1 million at December 31, 2023; • Total deposits increased $431.5 million, or 11.6%, to $4.2 billion at December 31, 2024, compared to December 31, 2023; and • FHLB borrowings decreased $323.4 million to $70.0 million at December 31, 2024 compared to $393.4 million at December 31, 2023 primarily due to deposit growth. The Company reported net income of $24.5 million, or $1.06 diluted earnings per share for the year ended December 31, 2024 compared to net income of $23.4 million, or $1.00 diluted earnings per share, for the year ended December 31, 2023. Years Ended December 31, PERFORMANCE RATIOS 2024 2023 2022 Return on Average Assets 0.54% 0.53% 1.21% Return on Average Shareholders’ Equity 6.67% 6.79% 14.30% Portfolio Loans to Deposit Ratio 87.27% 94.20% 86.69% Allowance for Credit Losses to Total Portfolio Loans 2.09% 2.77% 2.98% Nonperforming Loans to Total Portfolio Loans 7.15% 8.83% 0.21% Net Interest Income Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets, interest-bearing liabilities, as well as changes in interest rates and spreads. The level and mix of interest-earning assets and interest-bearing liabilities is managed by our Asset and Liability Committee (“ALCO”), in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to produce what the Company believes is an acceptable level of net interest income. Net interest income and the net interest margin are presented on an FTE basis. The FTE basis (non-GAAP) adjusts net interest income and net interest margin for the tax benefit of income on certain tax-exempt loans and securities using the applicable federal statutory tax rate for each period (which was 21% for the periods presented) and the dividend-received deduction for equity securities. The Company believes this FTE basis presentation provides a relevant comparison between taxable and non-taxable sources of interest income. Refer to the “Explanation of Use of Non-GAAP Financial Measures” above for additional discussion regarding the non-GAAP measures used in this Annual Report on Form 10-K.

38 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table reconciles interest and dividend income (GAAP), yield on interest-earning assets (GAAP), net interest margin (GAAP) and net interest income (GAAP) per the Consolidated Statements of Income to interest and dividend income on an FTE basis (non-GAAP), yield on interest-earning assets on an FTE basis (non-GAAP), net interest margin on an FTE basis (non-GAAP) and net interest income on an FTE basis (non-GAAP), respectively, for the periods presented: (Dollars in Thousands) Years Ended December 31, 2024 2023 2022 Interest and Dividend Income (GAAP) $ 221,729 $ 196,420 $ 160,182 Tax Equivalent Adjustment 775 1,004 1,143 Interest and Dividend Income (FTE) (Non-GAAP) 222,504 197,424 161,325 Average Earning Assets 4,458,601 4,293,838 4,023,634 Yield on Interest-earning Assets (GAAP) 4.97% 4.57% 3.98% Yield on Interest-earning Assets (FTE) (Non-GAAP) 4.99% 4.60% 4.01% Net Interest Income (GAAP) 114,457 122,310 139,928 Tax Equivalent Adjustment 775 1,004 1,143 Net Interest Income (FTE) (Non-GAAP) $ 115,232 $ 123,314 $ 141,071 Average Earning Assets 4,458,601 4,293,838 4,023,634 Net Interest Margin (GAAP) 2.57% 2.85% 3.48% Net Interest Margin (FTE) (Non-GAAP) 2.58% 2.87% 3.51%

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Average Balance Sheet and Net Interest Income Analysis (FTE)

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

	2024			2023			2022		
(Dollars in Thousands)	Average Balance	Income/ Expense	Yield/Rate	Average Balance	Income/ Expense	Yield/Rate	Average Balance[3]	Income/ Expense	Yield/Rate
ASSETS									
Interest-Bearing Deposits with Banks	$ 44,250	$ 2,289	5.17%	$ 20,414	$ 1,066	5.22%	$ 50,797	$ 341	0.67%
Tax-Free Investment Securities[2]	11,759	340	2.89%	27,271	803	2.94%	30,109	877	2.91%
Taxable Investment Securities	828,437	29,510	3.56%	900,972	30,804	3.42%	950,557	20,330	2.14%
Total Securities	840,196	29,850	3.55%	928,243	31,607	3.41%	980,666	21,207	2.16%
Tax-Free Loans[1, 2]	103,218	3,352	3.25%	123,847	3,978	3.21%	144,617	4,568	3.16%
Taxable Loans[1]	3,457,241	186,001	5.38%	3,200,992	159,317	4.98%	2,844,303	135,055	4.75%
Total Loans	3,560,459	189,353	5.32%	3,324,839	163,295	4.91%	2,988,920	139,623	4.67%
Federal Home Loan Bank Stock	13,696	1,012	7.39%	20,342	1,456	7.16%	3,251	154	4.74%
Total Interest-Earning Assets	4,458,601	$ 222,504	4.99%	4,293,838	$ 197,424	4.60%	4,023,634	$ 161,325	4.01%
Noninterest Earning Assets	102,240			89,833			117,135		
Total Assets	$4,560,841			$4,383,671			$4,140,769		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Demand	$ 583,735	$ 8,980	1.54%	$ 483,048	$ 2,729	0.56%	$ 489,298	$ 1,578	0.32%
Money Market	511,342	15,478	3.03%	448,324	8,868	1.98%	521,269	1,842	0.35%
Savings	399,748	548	0.14%	544,938	586	0.11%	720,682	742	0.10%
Certificates of Deposit	1,782,573	70,425	3.95%	1,428,646	40,445	2.83%	1,271,548	14,454	1.14%
Total Interest-Bearing Deposits	3,277,398	95,431	2.91%	2,904,956	52,628	1.81%	3,002,797	18,616	0.62%
FHLB Borrowings	222,719	11,379	5.11%	402,675	20,822	5.17%	29,849	1,163	3.90%
Federal Funds Purchased	—	—	—%	7,023	368	5.24%	5,711	188	3.29%
Other Borrowings	9,126	462	5.06%	6,337	292	4.61%	5,885	287	4.88%
Total Borrowings	231,845	11,841	5.11%	416,035	21,482	5.16%	41,445	1,638	3.95%
Total Interest-Bearing Liabilities	3,509,243	107,272	3.06%	3,320,991	74,110	2.23%	3,044,242	20,254	0.67%
Noninterest-Bearing Liabilities	684,033			718,113			746,117		
Shareholders' Equity	367,565			344,567			350,410		
Total Liabilities and Shareholders' Equity	$4,560,841			$4,383,671			$4,140,769		
Net Interest Income[2]		$ 115,232			$ 123,314			$ 141,071	
Net Interest Margin[2]			2.58%			2.87%			3.51%

1 Nonaccruing loans are included in the daily average loan amounts outstanding.
2 Tax-exempt income is on an FTE basis using the statutory federal corporate income tax rate of 21 percent.

Net interest income decreased $7.9 million, or 6.4% to $114.5 million for the year ended December 31, 2024 compared to the same period in 2023. Net interest income, on an FTE basis (non-GAAP), decreased $8.1 million, or 6.6%, to $115.2 million for the year ended December 31, 2024 compared to $123.3 million for the same period in 2023. Net interest margin decreased 28 basis points to 2.57% for the year ended December 31, 2024 compared to 2.85% for the same period in 2023. Net interest margin, on an FTE basis (non-GAAP), decreased 29 basis points to 2.58% for the year ended December 31, 2024 compared to 2.87% for the same period in 2023.

The decreases were primarily a result of higher funding costs that increased 83 basis points, offset by an increase of 39 basis points on the yield on earning assets for the year ended December 31, 2024 compared to the same period in 2023. During the year ended December 31, 2024, $1.2 billion of CDs matured and repriced from an average rate of 3.91% to an average rate of 4.02%. Average interest-earning assets increased by $164.8 million with the yield on

Form 10-K

39

40 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) average interest-earning assets increasing 39 basis points. The most significant increase in interest-earning assets was a 41 basis point increase in the yield on average loans from 4.91% for the year ended December 31, 2023 to 5.32% for the year ended December 31, 2024. The decline in net interest income and net interest margin were significantly driven by the Bank’s largest nonperforming credit relationship that was placed on nonaccrual status during the second quarter of 2023, which negatively impacted interest income by $35.1 million for the year ended December 31, 2024 and by $30.0 million for the same period in 2023. Interest income increased to $221.7 million for the year ended December 31, 2024 from $196.4 million compared to the same period in 2023. Interest income, on an FTE basis (non-GAAP), increased $25.1 million, or 12.7%, to $222.5 million for the year ended December 31, 2024 compared to $197.4 million for the same period in 2023, resulting from average loan growth of $256.2 million in taxable loans. Average interest-earning assets increased primarily due to growth in average loans of $235.6 million and an increase of $23.8 million in average interest-bearing deposits with banks during the year ended December 31, 2024, and was partially offset by a decrease of $88.0 million in average investment securities and a decrease of $6.6 million in FHLB stock. The change in average investment securities is the result of active balance sheet management to deploy the proceeds from securities maturities and principal curtailments into higher yielding loans, rather than reinvesting those proceeds back into the securities portfolio. The portfolio has been diversified as to bond types, maturities, and interest rate structures. As of December 31, 2024, the securities portfolio was comprised of 43.5% variable rate securities with approximately 84.6% that will reprice at least once over the next 12 months. We believe having a balanced mix of variable and fixed rate securities is an important strategy, especially during times of rising interest rates because fixed- rate bond prices generally fall when interest rates increase, which can result in unrealized losses. However, variable rate securities do not carry as much interest rate risk as fixed rate securities, so there is much less price volatility. This variable rate strategy has limited the impact of past upward shifts in the yield curve on the Company’s unrealized losses on debt securities. If the Federal Reserve continues reducing short-term interest rates, the Bank may consider changes to this interest rate mix strategy going forward. Interest expense for the year ended December 31, 2024 increased $33.2 million, or 44.7%, to $107.3 million compared to the same period in 2023. The increase of $372.4 million in average interest-bearing deposits reflected solid growth in average CDs of $353.9 million, an increase of $100.7 million in average interest-bearing demand accounts and an increase of $63.0 million in average money market accounts, offset by a decrease of $145.2 million in average savings accounts as customer preferences shifted from lower cost non-maturing deposits to higher-yielding interest-bearing demand, money market and short-term CD products. Our balance sheet is currently exhibiting characteristics of a slightly liability sensitive position due to the short-term nature of our deposit portfolio and FHLB borrowings. Specifically, 80.3% of our CD portfolio and 35.7% of our outstanding FHLB borrowings will mature and reprice over the next 12 months. This strategy gives us flexibility to manage the structure and pricing of our deposit and borrowing portfolios to reduce future funding costs should the Federal Open Market Committee (“FOMC”) continue cutting short-term rates in the future. Discussion of net interest income compared to the year ended December 31, 2023 compared to the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Net Interest Income” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024, and is incorporated herein by reference.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table sets forth for the periods presented a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	2024 Compared to 2023			2023 Compared to 2022		
(Dollars in Thousands)	Volume[3]	Rate[3]	Increase/ (Decrease)	Volume[3]	Rate[3]	Increase/ (Decrease)
Interest Earned on:						
Interest-Bearing Deposits with Banks	$ 1,233	$ (10)	$ 1,223	$ (316)	$ 1,041	$ 725
Tax-free Investment Securities[2]	(448)	(15)	(463)	(83)	9	(74)
Taxable Investment Securities	(2,548)	1,254	(1,294)	(1,111)	11,585	10,474
Total Securities	(2,996)	1,239	(1,757)	(1,194)	11,594	10,400
Tax-free Loans[1, 2]	(670)	44	(626)	(666)	76	(590)
Taxable Loans[1]	13,266	13,418	26,684	17,526	6,736	24,262
Total Loans	12,596	13,462	26,058	16,860	6,812	23,672
Federal Home Loan Bank Stock	(490)	46	(444)	1,187	115	1,302
Total Interest-Earning Assets	$ 10,343	$ 14,737	$ 25,080	$ 16,537	$ 19,562	$ 36,099
Interest Paid on:						
Interest-Bearing Demand	$ 675	$ 5,576	$ 6,251	$ (20)	$ 1,171	$ 1,151
Money Market	1,385	5,225	6,610	(293)	7,319	7,026
Savings	(177)	139	(38)	(188)	32	(156)
Certificates of Deposit	11,546	18,434	29,980	1,990	24,001	25,991
Total Interest-Bearing Deposits	13,429	29,374	42,803	1,489	32,523	34,012
Federal Home Loan Bank Borrowings	(9,197)	(246)	(9,443)	19,157	502	19,659
Federal Funds Purchased	(184)	(184)	(368)	50	130	180
Other Borrowings	138	32	170	21	(16)	5
Total Borrowings	(9,243)	(398)	(9,641)	19,228	616	19,844
Total Interest-Bearing Liabilities	$ 4,186	$ 28,976	$ 33,162	$ 20,717	$ 33,139	$ 53,856
Change in Net Interest Margin	$ 6,157	$ (14,239)	$ (8,082)	$ (4,180)	$ (13,577)	$ (17,757)

1 Nonaccruing loans are included in the daily average loan amounts outstanding.
2 Tax-exempt income is on an FTE basis (non-GAAP) using the statutory federal corporate income tax rate of 21 percent.
3 Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

(Recovery) Provision for Credit Losses

The Company recognizes (recovery) provision for credit losses based on the difference between the existing balance of ACL reserves and the ACL reserve balance necessary to adequately absorb expected credit losses associated with the Company's financial instruments. Similarly, the Company recognizes (recovery) provision for unfunded commitments based on the difference between the existing balance of reserves for unfunded commitments and the reserve balance for unfunded commitments necessary to adequately absorb expected credit losses associated with those commitments. (Recovery) provision for credit losses is determined based on management's estimates of the appropriate level of ACL needed to absorb expected life-of-loan losses in the loan portfolio, after giving consideration to charge-offs and recoveries for the period.

The following table presents information regarding the (recovery) provision for credit losses and net charge-offs:

	Twelve months ended December 31,		
(Dollars in Thousands)	2024	2023	$ Change
(Recovery) Provision for Credit Losses	$ (5,039)	$ 5,500	$ (10,539)
(Recovery) Provision for Unfunded Commitments	(7)	901	(908)
Total (Recovery) Provision for Credit Losses on Loans	(5,046)	6,401	(11,447)
Provision for Securities	—	—	—
Total (Recovery) Provision for Credit Losses	$ (5,046)	$ 6,401	$ (11,447)
Net Loan Charge-offs	$ 16,413	$ 2,300	$ 14,113
Net Loan Charge-offs / Average Portfolio Loans	0.46%	0.07%	

41

Form 10-K

42 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The (recovery) provision for credit losses decreased $10.5 million for the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily driven by updated analysis of individually evaluated loans within the Other loan segment and $6.6 million of Other segment specific reserves released in connection with $49.9 million of curtailment payments during the year ended December 31, 2024, offset by loan growth during the year ended 2024. The (recovery) provision for unfunded commitments for the year ended December 31, 2024 was a recovery of $7 thousand compared to a provision of $0.9 million for the same period in 2023, a decrease of $0.9 million primarily due to changes in construction commitments. Net loan charge-offs were $16.4 million for the year ended December 31, 2024 compared to $2.3 million for the same period in 2023. During the year ended December 31, 2024, net loan charge-offs were significantly impacted by the $15.0 million principal charge-off related to the Other segment of the loan portfolio. As a percentage of average portfolio loans, net loan charge-offs were 0.46% and 0.07% for the years ended 2024 and 2023, respectively. For information regarding the $15.0 million principal charge-off related to the Other segment of the loan portfolio, see the “Our Business and Strategy” section of this MD&A. See the “Allowance for Credit Losses” section of this MD&A for additional details regarding our charge-offs. Noninterest Income Years Ended December 31, (Dollars in Thousands) 2024 2023 $ Change % Change Gains (Losses) on Sales of Securities, net $ 68 $ (1,521) $ 1,589 104.5% Service Charges, Commissions and Fees 7,393 7,155 238 3.3% Debit Card Interchange Fees 7,843 7,828 15 0.2% Insurance Commissions 3,685 1,945 1,740 89.5% Bank Owned Life Insurance Income 1,473 1,381 92 6.7% Commercial Loan Swap Fee Income — 139 (139) (100.0)% Other 906 1,351 (445) (32.9)% Total Noninterest Income $ 21,368 $ 18,278 $ 3,090 16.9% For the year ended December 31, 2024, total noninterest income was $21.4 million, an increase of $3.1 million, or 16.9%, from the same period in 2023. The most significant increases were primarily related to higher insurance commissions of $1.7 million, a decrease in net losses on sales of securities of $1.6 million during the year ended December 31, 2023, and a $0.2 million increase in service charges, commissions and fees, offset by a $0.4 million decrease in other noninterest income. The increase in insurance commissions primarily related to higher sales activity. The gains on sales of securities of $1.5 million were driven by the sale of approximately $30.0 million of available-for-sale securities during the fourth quarter of 2023 to reposition the securities portfolio and reinvest the proceeds in higher earning assets. The $0.4 million decrease in other noninterest income is related to lower fair value adjustment of our interest rate swap contracts with commercial customers. Discussion of noninterest income compared to the year ended December 31, 2023 compared to the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the heading “Noninterest Income” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024, and is incorporated herein by reference.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Noninterest Expense

	Years Ended December 31,			
(Dollars in Thousands)	2024	2023	$ Change	% Change
Salaries and Employee Benefits	$ 57,908	$ 55,856	$ 2,052	3.7%
Occupancy Expense, net	15,608	14,028	1,580	11.3%
FDIC Insurance Expense	6,200	4,904	1,296	26.4%
Other Taxes	3,559	3,292	267	8.1%
Advertising Expense	2,540	1,693	847	50.0%
Telephone Expense	1,393	1,842	(449)	(24.4)%
Professional and Legal Fees	5,675	6,210	(535)	(8.6)%
Data Processing	4,919	3,920	999	25.5%
Debit Card Expense	3,423	2,875	548	19.1%
Other	8,777	10,846	(2,069)	(19.1)%
Total Noninterest Expense	$ 110,002	$ 105,466	$ 4,536	4.3%

For the year ended December 31, 2024, total noninterest expense was $110.0 million, an increase of $4.5 million, or 4.3%, from the same period in 2023. The most significant variance for the comparable period related to increases of $2.1 million in salaries and employee benefits, $1.6 million in occupancy expenses, $1.3 million increase in FDIC insurance expense, $1.0 million in data processing expenses, $0.8 million in advertising expenses and $0.5 million in debit card expenses, offset by decreases of $2.1 million in other noninterest expense, $0.5 million in professional and legal fees and $0.4 million in telephone expenses, which was due to a phone system replacement in 2023.

The increases in salaries and employee benefits resulted from higher salary expenses due to fewer open positions in retail, job grade assessment increases and normal merit increases. The increase in occupancy expenses was due to new software license and depreciation expense. The higher FDIC insurance expense was primarily due to the deterioration in asset quality as a direct result of the large nonperforming credit relationship that was placed into nonaccrual status in the second quarter of 2023, which is a component used to determine the assessment. The increase in data processing expenses relates primarily to general inflationary cost increases for existing and new service agreements. The increase in advertising expenses relates to costs incurred for the Company's new brand refresh initiative described above. The increase in debit card expense relates to discounts received in March of 2023.

The decline in other noninterest expense is related to a gain of $0.2 million on an other real estate owned ("OREO") property sold in the fourth quarter of 2024, a $0.5 million gain on a closed office that was sold in the third quarter of 2024, a gain of $0.3 million on two other closed offices sold in the first quarter of 2024 that were previously written-down in the third quarter of 2023, write-downs of $0.6 million on three legacy OREO properties and $0.2 million on two additional closed offices in the third quarter of 2023, and a $0.4 million decrease in fair value due to our interest rate swap contracts with commercial customers. The decrease in professional and legal fees relates to higher legal expenses incurred in 2023 when the Company's largest credit relationship transferred to nonperforming status and resolution of the Justice Entity litigation in 2024.

Discussion of noninterest expense compared to the year ended December 31, 2023 compared to the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Noninterest Expense" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024, and is incorporated herein by reference.

Financial Condition
December 31, 2024

Total assets increased $146.7 million, to $4.7 billion at December 31, 2024 compared to $4.5 billion at December 31, 2023. Total portfolio loans increased $118.9 million, or 3.4% to $3.6 billion at December 31, 2024 compared to December 31, 2023 primarily due to loan growth in the CRE and construction loan segments during the year ended December 31, 2024. Loan growth was partially offset by $80.0 million in loan payoffs of two large CRE loans in the first quarter of 2024 and the curtailment payments on the large NPL credit relationship. The variances in loan segments

Form 10-K

43

44 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) for portfolio loans related to increases of $199.2 million in CRE loans and a $26.6 million increase in construction loans, offset by decreases in all the other loan segments, such as a $49.9 million decrease in the Other loan segment due to curtailment payments made by the Bank’s largest nonperforming credit relationship, $41.0 million decrease in Commercial and Industrial (“C&I”) loans, a $10.5 million decrease in residential mortgages and a $5.4 million decrease in other consumer loans. The securities portfolio decreased $60.6 million and is currently 15.4% of total assets at December 31, 2024 compared to 17.3% of total assets at December 31, 2023. The decrease is due to ongoing maturities, principal curtailments, purchases and sales of available-for-sale securities and changes in market values driven by fluctuations in intermediate treasury yields. During the year ended December 31, 2024 there were three new security purchases totaling $15.1 million and sales of three bonds with sale proceeds of $18.0 million. As of December 31, 2024, the securities portfolio was comprised of 43.5% variable rate securities with approximately 84.6% that will reprice at least once over the next 12 months. At December 31, 2024, total gross unrealized gains in the available-for-sale portfolio were $0.1 million, offset by $82.4 million of gross unrealized losses. Refer to the “Securities” section below for further discussion of unrealized losses in the available-for-sale securities portfolio. During 2024, the Company purchased $10.0 million of equity securities. The equity securities consist of our investment in a market-rate, NASDAQ listed mutual fund that invests in high quality fixed income bonds, mainly government agency securities whose proceeds are designed to positively impact community development throughout the United States. The mutual fund mainly focuses on providing affordable housing to low and moderate income borrowers and renters, including those in Majority Minority Census Tracts. The fund invests nationally, but individual bonds are designated to our bank that align with our current footprint. The Company’s investment in the mutual fund is eligible for investment credit under the CRA. FHLB stock, at cost decreased $15.1 million to $6.5 million at December 31, 2024 compared to December 31, 2023. The decrease is due to a lower level of FHLB borrowings due to deposit growth that funded paydowns of FHLB borrowings. Closed retail bank offices had a book value of $0.7 million at December 31, 2024 and $2.3 million at December 31, 2023, and are included in OREO on the Consolidated Balance Sheets. The ACL was 2.09% of total portfolio loans at December 31, 2024 compared to 2.77% as of December 31, 2023. The decrease is primarily related to an updated analysis of the individually evaluated loans, a $15.0 million charge-off related to the Other segment of the loan portfolio in the third quarter of 2024 and $6.6 million of Other segment specific reserves released in connection with $49.9 million of curtailment payments made by the Bank’s largest nonperforming credit relationship during the year ended December 31, 2024. General reserves as a percentage of total portfolio loans were 1.24% at December 31, 2024 and 1.22% at December 31, 2023. Management believes the ACL is adequate to absorb expected losses inherent in the loan portfolio. See the sections of this MD&A titled “(Recovery) Provision for Credit Losses,” “Credit Quality” and “Allowance for Credit Losses” for information about the factors that impacted the ACL and the provision for credit losses. Total deposits increased $431.5 million to $4.2 billion at December 31, 2024 compared to December 31, 2023. The increase in deposits was primarily due to a $337.7 million increase in CDs and an increase of $245.5 million in interest- bearing demand accounts, offset by decreases of $99.4 million in savings accounts, $50.8 million in noninterest- bearing demand accounts and $1.5 million in money market accounts. The Company had $196.1 million brokered CDs at December 31, 2024, compared to $70.0 million at December 31, 2023. At December 31, 2024, noninterest-bearing deposits comprised 15.3% of total deposits compared to 18.4% at December 31, 2023. CDs comprised 46.3% and 42.6% of total deposits at December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, based on assumptions that the Bank uses to prepare its regulatory call report, approximately 81.6% of our total deposits of $4.2 billion were insured under standard FDIC insurance coverage limits, and approximately 18.4% of our total deposits were uninsured deposits over the standard FDIC insurance coverage limit. The Company’s deposit base is diversified and granular and is comprised of approximately 78.5% of retail deposits. FHLB borrowings decreased $323.4 million to $70.0 million at December 31, 2024 compared to $393.4 million at December 31, 2023 primarily due to deposit growth, offset by $126.1 million of new brokered CDs during 2024, and deposit growth. The Company had no outstanding federal funds purchased at December 31, 2024 and December 31, 2023.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Total capital of $384.3 million at December 31, 2024, reflects an increase of $33.1 million compared to $351.2 million at December 31, 2023. The increase in total capital from December 31, 2023 is primarily due to net income of $24.5 million for the year ended December 31, 2024, other comprehensive income of $6.9 million for the year ended December 31, 2024 due to positive changes in fair value of investment securities, and $1.7 million related to restricted stock activity all during the year ended December 31, 2024.

The Company remains well capitalized. The Tier 1 capital ratio was 10.88% at December 31, 2024 compared to 11.08% at December 31, 2023. The leverage ratio was 9.56% at December 31, 2024, compared to 9.48% at December 31, 2023 and the total risk-based capital ratio was 12.13% at December 31, 2024 compared to 12.34% at December 31, 2023.

The Bank also remained well capitalized as of December 31, 2024. The Bank's Tier 1 capital ratio was 10.72% at December 31, 2024 compared to 10.99% at December 31, 2023. The Bank's leverage ratio was 9.42% at December 31, 2024 compared to 9.41% at December 31, 2023. The Bank's total risk-based capital ratio was 11.98% at December 31, 2024 compared to 12.25% at December 31, 2023.

Securities

The following table presents the composition of available-for-sale securities for the periods presented:

(Dollars in Thousands)	2024	2023	$ Change
U.S. Government Agency Securities	26,950	43,827	(16,877)
Residential Mortgage-Backed Securities	96,153	99,150	(2,997)
Commercial Mortgage-Backed Securities	21,587	31,163	(9,576)
Other Commercial Mortgage-Backed Securities	21,970	21,856	114
Asset Backed Securities	118,521	140,006	(21,485)
Collateralized Mortgage Obligations	148,588	161,533	(12,945)
States and Political Subdivisions	221,181	222,108	(927)
Corporate Notes	63,450	59,360	4,090
Total	$ 718,400	$ 779,003	$ (60,603)

The balances and average rates of our available-for-sale securities portfolio are presented below as of December 31:

	2024		2023	
(Dollars in Thousands)	Balance	Weighted-Average Yield	Balance	Weighted-Average Yield
U.S. Government Agency Securities	26,950	4.82%	43,827	5.79%
Residential Mortgage-Backed Securities	96,153	3.37%	99,150	3.62%
Commercial Mortgage-Backed Securities	21,587	5.20%	31,163	5.95%
Other Commercial Mortgage-Backed Securities	21,970	2.63%	21,856	2.74%
Asset Backed Securities	118,521	3.95%	140,006	4.49%
Collateralized Mortgage Obligations	148,588	4.13%	161,533	4.39%
States and Political Subdivisions	221,181	2.36%	222,108	2.36%
Corporate Notes	63,450	3.87%	59,360	3.87%
Total	$ 718,400	3.40%	$ 779,003	3.73%

The Company invests in various securities in order to maintain a source of liquidity, to satisfy various pledging requirements, to increase net interest income and as a tool of the ALCO to diversify and reposition the balance sheet for interest rate risk purposes. Securities are subject to market risks that could negatively affect the level of liquidity available to us. Security purchases are subject to our investment policy that is approved annually by our Board and administered through ALCO and our treasury function.

The securities portfolio decreased $60.6 million to $718.4 million at December 31, 2024 compared to $779.0 million at December 31, 2023. Securities comprise 15.4% of total assets at December 31, 2024 compared to 17.3% at December 31, 2023. The decrease is due to ongoing maturities, principal curtailments, purchases and sales of available-for-sale securities and changes in market values driven by fluctuations in intermediate treasury yields.

Form 10-K

45

46 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) During the year ended December 31, 2024, there were three new security purchases totaling $15.1 million and three bond sales with proceeds of $18.0 million. Liquidity generated by the securities portfolio was primarily deployed into higher yielding loans. As of December 31, 2024, the securities portfolio was comprised of 43.5% variable rate securities with approximately 84.6% that will reprice at least once over the next 12 months. At December 31, 2024, total gross unrealized gains in the available-for-sale portfolio were $0.1 million offset by $82.4 million of gross unrealized losses. At December 31, 2023, total gross unrealized gains in the available-for-sale portfolio were $0.7 million offset by $92.3 million of gross unrealized losses. The unrealized losses on debt securities are believed to be temporary primarily because these unrealized losses are due to reductions in market value caused by upward movement in interest rates since the securities purchase (as applicable), and not related to the credit quality of these securities. Our portfolio consists of 46.9% of securities issued by United States government sponsored entities and carry an implicit government guarantee. States and political subdivisions comprise 30.8% of the portfolio and are largely general obligations or essential purpose revenue bonds, which have performed very well historically over all business cycles, and are rated AA and AAA. We have the ability to hold these securities to maturity and expect full recovery of the amortized cost. We may occasionally sell securities to take advantage of market opportunities or as part of a strategic initiative. The Company’s investment securities with intermediate and long-term maturities were the largest driver of these gross unrealized losses, as the market values of these securities are significantly impacted by the Treasury yield curve for similar durations (i.e., 5- and 10-year Treasury securities). This portion of the Treasury yield curve has moved lower over the past three months, driving unrealized losses on outstanding securities lower. Changes in short-term interest rates can affect the yield on floating rate securities. Yields on floating rate securities will fall as the Federal Reserve Board (“FRB”) lowers short-term rates. Changes in intermediate and long-term interest rates, which are market driven, affect the market value of fixed rate securities with similar maturities. The Company expects that market values on the Bank’s intermediate and long-term maturity holdings will continue to fluctuate in large part driven by treasury yield changes. At December 31, 2024 the 5-year and 10-year U.S. Treasury yields were 4.38% and 4.58%, respectively. At December 31, 2023, those same bond yields were 3.84% and 3.88%, respectively. Therefore, this increase of 54 bps and 70 bps, respectively in the intermediate part of the yield curve largely caused a reduction in bond prices for fixed rate bonds in that maturity range. Note, the effects were generally greater for longer maturity bonds, such as municipal bonds. On the other hand, floating rate bonds largely held consistent values, as those interest rates generally adjust in line with FRB interest rate hikes. While interest rates were higher at year-end 2024, our unrealized losses were actually lower because of the significant amount of bond maturities and amortizations throughout the year, with a portion of the proceeds of those maturities invested in the loan portfolio or in higher-yielding securities. Should the impairment of any of these securities become credit related, the impairment will be recognized by establishing an ACL through (recovery) provision for credit losses in the period the credit related impairment is identified, while any non-credit loss will be recognized in accumulated other comprehensive loss, net of applicable taxes. At December 31, 2024 and December 31, 2023, the Company had no credit related impairment. The Basel rules permit most banking organizations to retain, through a one-time election, existing treatment for accumulated other comprehensive loss, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. During 2024, the Company purchased $10.0 million of equity securities. The equity securities consist of our investment in a market-rate, NASDAQ listed mutual fund that invests in high quality fixed income bonds, mainly government agency securities whose proceeds are designed to positively impact community development throughout the United States. The mutual fund mainly focuses on providing affordable housing to low and moderate income borrowers and renters, including those in Majority Minority Census Tracts. The fund invests nationally, but individual bonds are designated to our bank that align with our current footprint. The Company’s investment in the mutual fund is eligible for investment credit under the CRA.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Available-for-Sale Securities

The following table sets forth the maturities of available-for-sale securities at December 31, 2024 and the weighted average yields of such securities.

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
(Dollars in Thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government Agency Securities	$ 35	4.25%	$ 4,324	5.25%	$ 22,591	4.74%	$ —	—%
Residential Mortgage-Backed Securities[2]	—	—%	—	—%	—	—%	96,153	3.37%
Commercial Mortgage-Backed Securities[2]	—	—%	1,697	6.97%	6,889	3.90%	13,001	5.70%
Other Commercial Mortgage-Backed Securities[2]	—	—%	—	—%	1,831	1.51%	20,139	2.76%
Asset Backed Securities[2]	—	—%	32,143	2.00%	65,220	4.58%	21,158	5.00%
Collateralized Mortgage Obligations[2]	—	—%	6,309	5.40%	—	—%	142,279	4.07%
States and Political Subdivisions	—	—%	25,425	2.34%	161,962	2.33%	33,794	2.51%
Corporate Notes	—	—%	—	—%	63,450	3.87%	—	—%
Total	$ 35		$ 69,898		$ 321,943		$ 326,524	
Weighted Average Yield[1]		4.25%		2.72%		3.24%		3.72%

1 Weighted -average yields are calculated on a taxable-equivalent basis using the federal statutory tax rate of 21 percent.

2 Securities not due at a single maturity date

At December 31, 2024 the Company had no held-to-maturity securities; however, if at a future date we classify securities as held-to-maturity, our disclosures will show the weighted average yield for each range of maturities.

At December 31, 2024, the Company held 56.5% fixed rate and 43.5% floating rate securities. The floating rate securities may have a stated maturity greater than ten years, but the interest rate generally adjusts monthly. Therefore, the duration on these securities is short, generally less than one year, and will therefore not be as sensitive to interest rate changes.

Refer to Note 4, Investment Securities, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our securities.

Provision for Income Taxes

The provision for income taxes increased $1.0 million to $6.3 million for the year ended December 31, 2024 compared to $5.3 million for December 31, 2023. Pre-tax income increased $2.1 million for the year ended 2024 compared to 2023, primarily due to recording a $6.5 million recovery to the (recovery) provision for credit losses in the fourth quarter of 2024. The effective tax rate was 20.6% for the year ended December 31, 2024 compared to 18.6% for December 31, 2023. The increase in the effective tax rate for the year ended December 31, 2024 compared to the same period in 2023 was primarily related to changes in pre-tax income, partially offset by higher levels of tax credits in 2023. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest income, tax credit projects and bank owned life insurance ("BOLI").

Discussion of provision for income taxes compared to the year ended December 31, 2023 compared to the year ended December 31, 2022 has been omitted as such discussion was provided in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Provision for Income Taxes" in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024, and is incorporated herein by reference.

Form 10-K

47

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Loan Composition

The following table summarizes our loan portfolio as of the periods presented:

	December 31,				
(Dollars in Thousands)	2024	2023	2022	2021	2020
Commercial					
Commercial Real Estate	$ 1,869,831	$ 1,670,631	$ 1,470,562	$ 1,323,252	$ 1,453,799
Commercial and Industrial	230,483	271,511	309,792	345,376	557,164
Total Commercial Loans	2,100,314	1,942,142	1,780,354	1,668,628	2,010,963
Consumer					
Residential Mortgages	777,471	787,929	657,948	457,988	472,170
Other Consumer	28,908	34,277	44,562	44,666	57,647
Total Consumer Loans	806,379	822,206	702,510	502,654	529,817
Construction	462,930	436,349	353,553	282,947	406,390
Other	255,203	305,213	312,496	357,900	—
Total Portfolio Loans	3,624,826	3,505,910	3,148,913	2,812,129	2,947,170
Loans Held-for-Sale	—	—	—	228	25,437
Loans Held-for-Sale in Connection with Sale of Bank Branches, at the lower of cost or fair value	—	—	—	—	9,835
Total Loans	$ 3,624,826	$ 3,505,910	$ 3,148,913	$ 2,812,357	$ 2,982,442

Our loan portfolio represents our most significant source of interest income. The risk that borrowers are unable to pay such obligations is inherent in the loan portfolio. Other conditions such as downturns in the borrower's industry or the overall economic climate can significantly impact the borrower's ability to pay. For a discussion of the risk factors relevant to our business and operations, please refer to Part I, Item 1A, "Risk Factors," contained in this Annual Report on Form 10-K for the year ended December 31, 2024.

Total portfolio loans increased $118.9 million, or 3.4%, to $3.6 billion at December 31, 2024 compared to December 31, 2023 with production primarily in our CRE and construction loan portfolios. The CRE portfolio is monitored for potential concentrations of credit risk by market, property type and tenant concentrations. Given the current interest rate environment, our mortgage portfolio paydowns outpaced growth in the year ended December 31, 2024. At December 31, 2024, the loan portfolio was comprised of 25.4% floating rates which reprice monthly, 39.0%, variable rates that reprice at least once during the life of the loan and the remaining 35.6% are fixed rate loans. The Company continues to carefully monitor the loan portfolio during 2024, including in light of market conditions that impact our borrowers and the interest rate environment.

Total CRE represented 51.6% of total portfolio loans at December 31, 2024 compared to 47.7% at December 31, 2023. The collateral for the Company's CRE loans are geographically concentrated predominantly in North Carolina, Virginia, South Carolina, West Virginia and Georgia and within the retail/restaurant, warehouse, hospitality, multifamily, and office metrics.

48

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table presents the Company's CRE loan portfolio breakout by collateral type, loan amounts for each collateral type included in special mention and substandard and the related percentages by segment to the collateral types as of the periods presented:

	December 31, 2024							
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgage	Construction	Other	Total	CRE Collateral Type in Special Mention and Substandard Risk Rating	% of Each Segment to Total CRE Collateral Type
Retail/Restaurant	$ 415,624	$ 122	$ —	$ 55,093	$ —	$ 470,839	$ 451	18.5%
Warehouse	405,333	493	—	53,990	—	459,816	3,865	18.1%
Hospitality	288,505	—	—	14,647	51,552	354,704	51,552	13.9%
Multifamily	286,203	—	—	105,677	—	391,880	4,516	15.4%
Office	221,445	—	—	7,468	508	229,421	1,080	9.0%
Land	771	—	—	114,344	57,925	173,040	57,975	6.8%
Single Family	25,630	—	50,334	37,622	13,367	126,953	13,445	5.0%
Country Club	3,393	—	—	—	45,002	48,395	45,002	1.9%
Long-term Care	30,474	—	—	17,492	—	47,966	—	1.9%
Other	197,655	389	—	36,964	7,628	242,636	12,159	9.5%
Total	$ 1,875,033	$ 1,004	$ 50,334	$ 443,297	$ 175,982	$ 2,545,650	$ 190,045	100.0%

	December 31, 2023							
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgage	Construction	Other	Total	CRE Collateral Type in Special Mention and Substandard Risk Rating	% of Each Segment to Total CRE Collateral Type
Retail/Restaurant	$ 380,285	$ 129	$ —	$ 46,241	$ 3,300	$ 429,955	$ 62	18.2%
Warehouse	324,548	514	53	48,674	—	373,789	72	15.9%
Hospitality	288,323	—	—	1,229	51,552	341,104	51,552	14.5%
Multifamily	258,676	—	—	127,447	—	386,123	—	16.4%
Office	217,228	—	—	4,424	508	222,160	1,857	9.4%
Land	1,153	—	—	119,188	92,648	212,989	93,581	9.0%
Single Family	5,770	14	47,205	13,194	13,367	79,550	13,439	3.4%
Country Club	—	—	—	—	45,002	45,002	45,002	1.9%
Long-term Care	20,172	—	—	7,250	—	27,422	—	1.2%
Other	201,353	444	127	34,932	—	236,856	22,941	10.1%
Total	$ 1,697,508	$ 1,101	$ 47,385	$ 402,579	$ 206,377	$ 2,354,950	$ 228,506	100.0%

CRE loans represent a portfolio concentration risk. The majority of our CRE loans are made in the above noted geographies and granted to experienced developers and sponsors with loan guaranty structures that provide recourse to individuals with access to financial resources. We believe our knowledge of CRE and our operating knowledge at the local and regional level of these markets allows us to effectively manage concentration risk. Our operating knowledge at the local and regional level is derived from our front-line connection to the customer and our understanding of their business model. We also have access to research tools that inform us about market statistics such as occupancy, lease growth rates and new construction starts. This data is reviewed frequently by our credit officers and disseminated to our lenders. The Bank's underwriting process includes multiple shock scenarios primarily focused on cash flow and leverage in order to determine a supportable loan amount.

We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, we seek to mitigate this risk by reviewing the relevant economic indicators and internal risk rating trends of the loans in these

Form 10-K
49

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total commercial real estate balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management's risk tolerance relative to capital. In addition, there are specific targets for various categories of real estate loans with respect to debt service coverage ratios, loan-to-value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company also focuses on cash flow generation and employs stress testing to calculate a supportable loan amount.

Aggregate commitments to our top 10 credit relationships were $698.3 million, or 19.27% of our CRE loan portfolio, at December 31, 2024, compared to $611.0 million, or 17.43% or our CRE portfolio, at December 31, 2023. The Other segment represents 36.1% of the top 10 credit relationships and the Company transferred its largest credit relationship with a balance of $252.0 million as of December 31, 2024 to nonaccrual during the second quarter of 2023, as described in more detail below under "Credit Quality" in this MD&A.

The following table summarizes our top 10 relationships and a description of industries represented for the periods presented:

	For the Periods Ending				
Dollars in Thousands	12/31/2024	12/31/2023	Change	2024 % of Gross Loans	2024 % of RBC
1. Hospitality, Agriculture & Energy	$ 251,982	$ 301,913	$ (49,931)	6.95%	50.32%
2. Multifamily	58,871	15,000	43,871	1.62%	11.76%
3. Retail & Office	52,913	53,576	(663)	1.46%	10.57%
4. Health Care Facility / Long-Term Care	52,855	53,683	(828)	1.46%	10.55%
5. Multifamily	51,990	27,090	24,900	1.43%	10.38%
6. Warehouse	49,661	51,185	(1,524)	1.37%	9.92%
7. Long-Term Care	46,199	21,803	24,396	1.28%	9.23%
8. Health Care Facility	44,779	—	44,779	1.24%	8.94%
9. Warehouse	44,577	41,571	3,006	1.23%	8.90%
10. Retail	44,511	45,187	(676)	1.23%	8.89%
Top Ten (10) Relationships	698,338	611,008	87,330	19.27%	139.46%
Total Gross Loans	3,624,826	3,505,910	118,916		
% of Total Gross Loans	19.27%	17.43%	1.84%		
Concentration (25% of RBC)	$ 125,190	$ 121,231			

Unfunded commitments on lines of credit were $620.8 million at December 31, 2024 as compared to $568.7 million at December 31, 2023. The majority of unused commitments are for construction projects that will be drawn as the construction progresses toward completion. Total utilization was 53.8% at December 31, 2024 and 53.8% at December 31, 2023. Unfunded commitments on commercial operating lines of credit was 53.8% at December 31, 2024 and 53.7% at December 31, 2023.

Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation ("FICO") scores and restricting loan amounts at lower FICO scores.

Deferred costs and fees included in the portfolio balances above were $8.8 million and $7.2 million at December 31, 2024 and December 31, 2023, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $104.1 thousand and $133.4 thousand at December 31, 2024 and December 31, 2023, respectively.

50

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following tables present the maturity schedule of portfolio loan types at December 31, 2024:

	Maturity				
(Dollars in Thousands)	Within One Year	After One But Within Five Years	After Five But Within 15 Years	After 15 Years	Total
Fixed interest rates					
Commercial Real Estate	$ 120,871	$ 531,685	$ 58,784	$ 3,419	$ 714,759
Commercial and Industrial	13,833	56,656	99,957	2,887	173,333
Residential Mortgages	903	20,968	63,180	16,344	101,395
Other Consumer	1,041	26,945	890	—	28,876
Construction	110,313	135,550	13,559	13,217	272,639
Other	—	—	—	—	—
Portfolio Loans with Fixed Interest Rates	$ 246,961	$ 771,804	$ 236,370	$ 35,867	$ 1,291,002
Variable interest rates					
Commercial Real Estate	$ 61,020	$ 223,877	$ 760,560	$ 109,615	$ 1,155,072
Commercial and Industrial	14,601	24,244	15,959	2,346	57,150
Residential Mortgages	1,639	1,171	31,306	641,960	676,076
Other Consumer	32	—	—	—	32
Construction	80,230	92,096	17,007	958	190,291
Other	251,982	—	—	3,221	255,203
Portfolio Loans with Variable Interest Rates	$ 409,504	$ 341,388	$ 824,832	$ 758,100	$ 2,333,824
Total Portfolio Loans	$ 656,465	$ 1,113,192	$ 1,061,202	$ 793,967	$ 3,624,826

Refer to Note 5, Loans, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our loans.

Credit Quality

On a monthly basis, a Criticized Asset Committee meets to review certain watch, special mention and substandard risk rated loans within prescribed policy thresholds. These loans typically represent the highest risk of loss to the Company. Action plans are established and these loans are monitored through regular contact with the borrower and loan officer, review of current financial information and other documentation, review of all loan or potential loan restructures or modifications and the regular re-evaluation of assets held as collateral.

On a quarterly basis, the Credit Risk Committee of the Board meets to review our loan portfolio metrics, approve segment limits, approve the adequacy of ACL, and review the findings from Loan Review identified in the previous quarter. Annually, this same committee approves credit related policy changes and policy enhancements as they become available.

Additional credit risk management practices include continuous reviews of trends in our lending footprint and our lending policies and procedures to support sound underwriting practices, concentrations, delinquencies and annual portfolio stress testing. Our Loan Review department serves as a mechanism to independently monitor credit quality and assess the effectiveness of credit risk management practices to provide oversight of all lending activities. The loan review function has the primary responsibility for assessing commercial credit administration and credit decision functions of consumer and mortgage underwriting, as well as determining the appropriateness of risk ratings for those loans reviewed and providing input to the loan risk rating process. Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due based on contractual terms. Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Loans past due 90 days are automatically transferred to nonaccrual status. Management reserves the right to exercise discretion at the individual loan level. For example, we may elect to transfer a loan to nonaccrual regardless of the delinquency status if we believe the collection in full

Form 10-K

51

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

of both principal and interest to be unlikely. We may also elect to retain a loan that is 90 or more days' delinquent in accrual status if we believe the loan is well secured and in the process of collection. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell.

The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss.

Nonperforming assets consist of nonaccrual loans and OREO. The following table summarizes nonperforming assets for the dates presented:

(Dollars in Thousands)	December 31, 2024	December 31, 2023	Change
Nonaccrual Loans			
Commercial Real Estate	$ 1,176	$ 1,324	$ (148)
Commercial and Industrial	1,078	52	1,026
Residential Mortgages	4,865	3,283	1,582
Other Consumer	20	59	(39)
Construction	228	2,904	(2,676)
Other	251,982	301,913	(49,931)
Total Nonperforming Loans	259,349	309,535	(50,186)
Other Real Estate Owned	659	2,463	(1,804)
Total Nonperforming Assets	$ 260,008	$ 311,998	$ (51,990)
Nonperforming Loans to Total Portfolio Loans	7.15%	8.83%	
Nonperforming Assets to Total Portfolio Loans plus Other Real Estate Owned	7.17%	8.89%	

Nonperforming assets decreased $52.0 million to $260.0 million at December 31, 2024 compared to December 31, 2023. The decrease of $50.2 million in nonperforming loans was primarily related to $49.9 million of curtailment payments made by the Bank's largest nonperforming credit relationship.

During the second quarter of 2023, the Company placed $301.9 million of commercial loans that reside in the Other segment of the Company's loan portfolio, relating to the Bank's largest credit relationship, on nonaccrual status due to loan maturities and failure to pay in full. These loans remained on nonaccrual status at both December 31, 2024 and December 31, 2023. These nonperforming loans are 97.2% of the Company's total nonperforming loans and 96.9% of the Company's total nonperforming assets at December 31, 2024.

As discussed in more detail above under "—Our Business and Strategy," we have agreed upon a pathway of curtailment and payoff of the Bank's credit relationship with the Justice Entities. During the second, third and fourth quarters of 2024, $49.9 million of curtailment payments made by the Justice Entities to the Bank decreased the aggregate nonperforming loan balance outstanding to the Bank from $301.9 million as of December 31, 2023 to $252.0 million as of December 31, 2024. The Company believes it is well secured based on the net carrying value of the credit relationship and it has appropriately reserved for expected credit losses with respect to all such loans based on information currently available. However, the Company cannot give any assurance as to the timing or amount of future payments or collections on such loans or that the Company will ultimately collect all amounts contractually due. The Company is closely monitoring all developments that may impact collateral values or potential recoveries on its nonperforming loans, including claims that may be asserted by other purported creditors.

Based on analyses of the credit relationship and various discounted cash flow valuation techniques utilized in the alternative modeling, which resulted in specific reserves with respect to these loans of $30.3 million at December 31, 2024, or 12.0%, of these loans aggregate principal amount as compared to $54.3 million or 18.0% of these loans aggregate principal amount at December 31, 2023. This decline was driven by the aforementioned curtailments, updated analysis of the credit relationship during 2024 using the discounted cash flow model with updated assumptions and inputs regarding the credit relationship, legal risk and related risks.

52

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

As the borrowers on these loans operate in the hospitality, agriculture, and energy sectors, this credit relationship is secured by, among other collateral, commercial real estate properties in these sectors including but not limited to top-tier hospitality properties. When evaluating the net carrying value of this credit relationship at December 31, 2024, the Company utilized discounted cash flow valuation techniques to estimate the timing and magnitude of potential recoveries resulting from various collection processes.

The following is an analysis of nonperforming loans by loan portfolio segment for the dates presented, and each segment's relative contribution to total nonperforming loans:

	December 31, 2024		December 31, 2023	
(Dollars in Thousands)	Amount	% of NPLs	Amount	% of NPLs
Commercial Real Estate	$ 1,176	0.4%	$ 1,324	0.4%
Commercial and Industrial	1,078	0.4%	52	—%
Residential Mortgages	4,865	1.9%	3,283	1.1%
Other Consumer	20	—%	59	—%
Construction	228	0.1%	2,904	1.0%
Other	251,982	97.2%	301,913	97.5%
Balance End of Period	$ 259,349	100.0%	$ 309,535	100.0%

Closed retail bank offices had a book value of $0.7 million at December 31, 2024 and $2.3 million at December 31, 2023, and are recorded in OREO on the Consolidated Balance Sheets. During the year ended December 31, 2024, the Bank sold three retail banking offices and moved $1.2 million of loans at fair value to OREO and moved one retail office of $0.2 million to OREO. These properties are currently being marketed for sale.

Past Company legacy underwriting standards relied heavily on loan to value and did not necessarily consider the income characteristics of the borrower or the repayment capacity of collateral with respect to speculative land financing. An overreliance on value as a primary repayment source can become compromised during real estate cycles. As a result, management has worked through these legacy credits and has installed a number of underwriting guardrails that consider the global cash flows and repayment capability of borrowers and/or guarantors, the proportion of speculation, transaction limits and introduced sensitivity analysis in order to determine supportable loan amounts. While these guardrails do not insulate the Company from credit cycles, management believes it should reduce the experience of defaults.

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including loans that are at risk for becoming delinquent and early stage delinquencies in order to identify emerging patterns and potential problem loans.

The following table summarizes past due loans for the dates presented:

	December 31,	
(Dollars in Thousands)	2024	2023
Loans 30 to 89 Days Past Due		
Commercial		
Commercial Real Estate	$ 2,642	$ 319
Commercial and Industrial	180	39
Total Commercial Loans	2,822	358
Consumer		
Residential Mortgages	917	1,881
Other Consumer	306	405
Total Consumer Loans	1,223	2,286
Construction	783	3,388
Other	—	—
Total Loans 30 to 89 Days Past Due	$ 4,828	$ 6,032

53

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

There were no loans during the year ended December 31, 2024 and December 31, 2023 that were past due more than 90 days and still accruing. Loans past due 30 to 89 days or more and still accruing decreased $1.2 million to $4.8 million at December 31, 2024 compared to $6.0 million at December 31, 2023, primarily in the residential mortgage and construction segments offset by an increase in CRE. During 2024, the decrease related to two construction loans totaling $2.6 million, one of which is now current and one that has since paid off. Also a construction loan totaling $2.1 million at December 31, 2023 that transferred to a residential mortgage loan in 2024 once construction was completed. Offsetting these variances was one CRE relationship with an aggregate principal balance of $2.4 million that was downgraded to special mention during the fourth quarter of 2024.

The following tables represent credit exposures by internally assigned risk ratings as of December 31, 2024 and 2023:

	December 31, 2024						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Pass	$ 1,860,313	$ 227,412	$ 772,514	$ 28,888	$ 458,223	$ 3,221	$ 3,350,571
Special Mention	2,460	—	92	—	4,479	—	7,031
Substandard	7,058	3,071	4,865	20	228	251,982	267,224
Total Portfolio Loans	$ 1,869,831	$ 230,483	$ 777,471	$ 28,908	$ 462,930	$ 255,203	$ 3,624,826
Performing Loans	$ 1,868,655	$ 229,405	$ 772,606	$ 28,888	$ 462,702	$ 3,221	$ 3,365,477
Nonaccrual Loans	1,176	1,078	4,865	20	228	251,982	259,349
Total Portfolio Loans	$ 1,869,831	$ 230,483	$ 777,471	$ 28,908	$ 462,930	$ 255,203	$ 3,624,826

	December 31, 2023						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Pass	$ 1,669,029	$ 268,622	$ 784,090	$ 34,202	$ 433,321	$ 3,300	$ 3,192,564
Special Mention	278	2,837	525	—	60	—	3,700
Substandard	1,324	52	3,314	75	2,968	301,913	309,646
Total Portfolio Loans	$ 1,670,631	$ 271,511	$ 787,929	$ 34,277	$ 436,349	$ 305,213	$ 3,505,910
Performing Loans	$ 1,669,307	$ 271,459	$ 784,646	$ 34,218	$ 433,445	$ 3,300	$ 3,196,375
Nonaccrual Loans	1,324	52	3,283	59	2,904	301,913	309,535
Total Portfolio Loans	$ 1,670,631	$ 271,511	$ 787,929	$ 34,277	$ 436,349	$ 305,213	$ 3,505,910

At December 31, 2024 and December 31, 2023, the Company had no loans that were risk rated as doubtful. Special mention and substandard loans at December 31, 2024 decreased $39.1 million compared to December 31, 2023, with a decrease of $42.4 million in substandard and an increase of $3.3 million in special mention. The decrease of $42.4 million in substandard was primarily related to the aforementioned $49.9 million of curtailment payments made by the Bank's largest nonperforming credit relationship in the second, third and fourth quarters of 2024 in the Other segment category. Partially offsetting the curtailment payments were loan downgrades to substandard consisting of two CRE loans and two C&I loan relationships totaling $8.8 million, during the year ended December 31, 2024. At December 31, 2024 and December 31, 2023 substandard loans were impacted by the above mentioned large nonaccrual credit relationship in the Other loan category, which was placed on nonaccrual status during the second quarter of 2023. The increase of $3.3 million in special mention related to loan downgrades consisting of a $4.4 million construction loan and a $2.4 million CRE loan, partially offset by a $2.8 million C&I loan that was paid off during the year ended December 31, 2024.

Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our nonperforming loans and OREO.

54

55 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Allowance for Credit Losses The following summarizes our allowance for credit loss experience at December 31 for each of the years presented: (Dollars in Thousands) 2024 2023 2022 Balance Beginning of Year $ 97,052 $ 93,852 $ 95,939 (Recovery) Provision for Credit Losses (5,039) 5,500 2,419 Charge-offs: Commercial Real Estate — — — Commercial and Industrial 40 63 3,436 Residential Mortgages 32 203 46 Other Consumer 1,759 2,665 1,677 Construction 157 42 — Other 15,000 — — Total Charge-offs 16,988 2,973 5,159 Recoveries: Commercial Real Estate — — — Commercial and Industrial 49 88 1 Residential Mortgages 31 110 99 Other Consumer 495 475 404 Construction — — 149 Other — — — Total Recoveries 575 673 653 Total Net Charge-offs 16,413 2,300 4,506 Balance End of Year $ 75,600 $ 97,052 $ 93,852 Net Charge-offs to Average Portfolio Loans 0.46% 0.07% 0.15% Allowance for Credit Losses to Total Portfolio Loans 2.09% 2.77% 2.98% Net charge-offs were $16.4 million and $2.3 million for the years ended December 31, 2024 and December 31, 2023, respectively. During 2024, net charge-offs were significantly impacted by a $15.0 million principal charge-off related to the Other segment of the loan portfolio, discussed in more detail above under “—Our Business and Strategy.” As a percentage of average portfolio loans, net charge-offs were 0.46% and 0.07% for the years ended December 31, 2024 and December 31, 2023, respectively. The following is the allocation of the ACL balance by segment as of December 31 for the years presented below: 2024 2023 (Dollars in Thousands) Amount % of Loans in each Category to Total Portfolio Loans Amount % of Loans in each Category to Total Portfolio Loans Commercial Real Estate $ 20,146 51.6% $ 19,873 47.7% Commercial & Industrial 2,791 6.4% 3,286 7.7% Residential Mortgages 10,389 21.4% 10,879 22.5% Other Consumer 682 0.8% 868 1.0% Construction 11,297 12.8% 7,792 12.4% Other 30,295 7.0% 54,354 8.7% Balance End of Year $ 75,600 100.0% $ 97,052 100.0% The ACL was $75.6 million, or 2.09%, of total portfolio loans at December 31, 2024 compared to $97.1 million, or 2.77%, of total portfolio loans at December 31, 2023.

56 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table summarizes the credit quality ratios and their components as of December 31 for the years presented below: (Dollars in Thousands) 2024 2023 Allowance for Credit Losses to Total Portfolio Loans Allowance for Credit Losses $ 75,600 $ 97,052 Total Portfolio Loans 3,624,826 3,505,910 Allowance for Credit Losses to Total Portfolio Loans 2.09% 2.77% Nonperforming Loans to Total Portfolio Loans Nonperforming Loans $ 259,349 $ 309,535 Total Portfolio Loans 3,624,826 3,505,910 Nonperforming Loans to Total Portfolio Loans 7.15% 8.83% Allowance for Credit Losses to Nonperforming Loans Allowance for Credit Losses $ 75,600 $ 97,052 Nonperforming Loans 259,349 309,535 Allowance for Credit Losses to Nonperforming Loans 29.15% 31.35% Net Charge-offs to Average Portfolio Loans Net Charge-offs $ 16,413 $ 2,300 Average Total Portfolio Loans 3,560,297 3,324,757 Net Charge-offs to Average Portfolio Loans 0.46% 0.07% The (recovery) provision for credit losses, which includes a (recovery) provision for losses on loans and a (recovery) provision on unfunded commitments, is a charge to earnings to maintain the ACL at a level consistent with management’s assessment of expected losses in the loan portfolio at the balance sheet date. The (recovery) provision for credit losses decreased $10.5 million to a recovery of $5.0 million for the year ended December 31, 2024 when compared to the same period in 2023. The decrease in the (recovery) provision for credit losses primarily related to updated analysis of the individually evaluated loans and $6.6 million of Other segment specific reserves released in connection with $49.9 million of curtailment payments made by the Bank’s largest nonperforming credit relationship, offset by loan growth in 2024. The (recovery) provision for unfunded commitments decreased $0.9 million for the year ended December 31, 2024 compared to the same period in 2023. The decrease was due to decreased commitments in construction loans in 2024. The reserve for unfunded commitments is largely comprised of unfunded commitments related to real estate construction loans and pressure on the reserve rates. There are three basic factors that influence the reserve rates associated with unfunded commitments for real estate construction loans. First, the reserve rate is extrapolated from the reserve rates calculated for certain commercial real estate funded loans within the ACL model. These reserve rates are influenced by the same factors cited in the ACL model such as economic forecasts, average portfolio life, etc. Refer to Note 1, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to the ACL Policy and the discussion of these factors. Second, since the category of construction is generic, management applies a weighting of the reserve rates associated with certain CRE loans. The proportion of these segments affect the weighting. Third, volume changes impact the total reserve calculation. At December 31, 2024 nonperforming loans (“NPLs”) decreased $50.2 million at December 31, 2024 since December 31, 2023. NPLs as a percentage of total portfolio loans were 7.15% and 8.83% as of December 31, 2024 and December 31, 2023, respectively. Refer to Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our ACL.

57 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Deposits The daily average balance of deposits and rates paid on deposits are summarized in the following table for the years ended December 31: 2024 2023 (Dollars in Thousands) Average Balance Rate Average Balance Rate Noninterest-Bearing Demand $ 644,231 — $ 680,889 — Interest-Bearing Demand 583,735 1.54% 483,048 0.56% Money Market 511,342 3.03% 448,324 1.98% Savings 399,748 0.14% 544,938 0.11% Certificate of Deposits 1,782,573 3.95% 1,428,646 2.83% Total Interest-Bearing Deposits 3,277,398 2.91% 2,904,956 1.81% Total Average Deposits $ 3,921,629 2.43% $ 3,585,845 1.47% For the year ended December 31, 2024, total average deposits increased $335.8 million, which included increases in average CDs of $353.9 million, or 24.8%, average interest-bearing deposits of $100.7 million, or 20.8% and average money market accounts of $63.0 million, or 14.1%, offset by decreases in average savings accounts of $145.2 million, or 26.6% and in average noninterest-bearing demand deposits of $36.6 million, or 5.4%. The decreases in average savings and noninterest-bearing demand deposits was primarily due customers preferences shifting to higher-yielding deposit products as short-term interest rates increased. The following table presents additional information about our year-end deposits: (Dollars in Thousands) 2024 2023 Deposits from the Certificate of Deposit Account Registry Services (“CDARS”) $ — $ — Noninterest-Bearing Public Funds Deposits 55,385 51,506 Interest-Bearing Public Funds Deposits 125,342 127,100 Total Deposits not Covered by Deposit Insurance1 762,937 647,154 Certificates of Deposits not Covered by Deposit Insurance 297,938 304,968 Deposits for Certain Directors, Executive Officers and their Affiliates 2,305 1,799 1 These deposits are presented on an estimated basis. This estimate was determined based on the same methodologies and assumptions used for regulatory reporting requirements. Maturities of CDs over $250,000 or more, excluding brokered deposits, not covered by deposit insurance at December 31, 2024 are summarized as follows: (Dollars in Thousands) Amount Percent Three Months or Less $ 147,310 49.5% Over Three Months Through Twelve Months 127,032 42.6% Over Twelve Months Through Three Years 22,165 7.4% Over Three Years 1,431 0.5% Total $ 297,938 100.0% Refer to Note 12, Deposits, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our deposits.

58 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) FHLB Borrowings and Federal Funds Purchased Information pertaining to FHLB borrowings and federal funds purchased at December 31 are summarized in the table below: (Dollars in Thousands) 2024 2023 2022 Balance at Period End Federal Home Loan Bank Borrowings $ 70,000 $ 393,400 $ 180,550 Federal Funds Purchased — — 17,870 Average Balance during the Period Federal Home Loan Bank Borrowings $ 222,719 $ 402,675 $ 29,849 Federal Funds Purchased — 7,023 5,711 Average Interest Rate during the Period Federal Home Loan Bank Borrowings 5.11% 5.17% 3.90% Federal Funds Purchased —% 5.24% 3.29% Maximum Month-end Balance during the Period Federal Home Loan Bank Borrowings $ 403,000 $ 525,135 $ 180,550 Federal Funds Purchased — 46,965 23,020 Average Interest Rate at Period End Federal Home Loan Bank Borrowings 4.02% 5.20% 4.48% Federal Funds Purchased —% —% 4.65% Borrowings are an additional source of liquidity for the Company. FHLB borrowings decreased $323.4 million to $70.0 million at December 31, 2024 and were $393.4 million at December 31, 2023 primarily due to deposit growth, coupled with $126.1 million of new brokered CDs during the year ended December 31, 2024. The Company used liquidity provided by deposit growth to reduce outstanding short-term FHLB borrowings during the year ended December 31, 2024. The Company had no overnight federal funds purchased at December 31, 2024 or at December 31, 2023. The level and composition of borrowed funds fluctuates over time based on many factors including market conditions, loan growth, investment securities, deposit growth and capital considerations. We manage our borrowed funds to provide a reliable source of liquidity. The Company held FHLB of Atlanta stock of $6.5 million and $21.6 million at December 31, 2024 and December 31, 2023, respectively. The decrease in FHLB stock was due to a lower required level of stock holdings due to a lower level of FHLB borrowings. Dividends recorded on restricted stock were $1.0 million for the year ended December 31, 2024 compared to $1.5 million for the year ended December 31, 2023. The investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Atlanta. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon the members’ asset values, level of borrowings and participation in other programs offered. Stock in the FHLB is non- marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the products and services offered by the FHLB. Unlike equity securities of traditional for- profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. Refer to Note 13, Federal Home Loan Bank Borrowings and Federal Funds Purchased, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our borrowings.

59 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) Capital Resources The following table summarizes ratios for the Company and the Bank at December 31: 2024 2023 Leverage Ratio Carter Bankshares, Inc. 9.56% 9.48% Carter Bank and Trust 9.42% 9.41% Common Equity Tier 1 Carter Bankshares, Inc. 10.88% 11.08% Carter Bank and Trust 10.72% 10.99% Tier 1 Ratio Carter Bankshares, Inc. 10.88% 11.08% Carter Bank and Trust 10.72% 10.99% Total Risk-Based Capital Ratio Carter Bankshares, Inc. 12.13% 12.34% Carter Bank and Trust 11.98% 12.25% Total capital of $384.3 million at December 31, 2024, reflects an increase of $33.1 million compared to December 31, 2023. The increase in total capital from December 31, 2023 is primarily due to net income of $24.5 million, an increase of $6.9 million in other comprehensive income due to positive changes in fair value of investment securities, as well as an increase of $1.7 million related to restricted stock activity all during the year ended December 31, 2024. The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2024 and December 31, 2023, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. At December 31, 2024, the Company continues to maintain its capital position with a leverage ratio of 9.56% as compared to the regulatory guideline of 5.00% to be well-capitalized and a risk-based Common Equity Tier 1 ratio of 10.88% compared to the regulatory guideline of 6.50% to be well-capitalized. Our risk-based Tier 1 and Total Capital ratios were 10.88% and 12.13%, respectively, which places the Company above the federal bank regulatory agencies’ well-capitalized guidelines of 8.00% and 10.00%, respectively. We believe that we have the ability to raise additional capital, if necessary. The Basel rules permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive loss, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels.

60 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum, but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. Refer to Note 21, Capital Adequacy, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for additional information related to our capital. Contractual Obligations In the normal course of business, we have entered into contractual obligations that represent future cash commitments and liabilities under agreements with third parties and exclude contingent contractual liabilities for which we cannot reasonably predict future payments. The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments. Refer to the accompanying Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for the expected timing of such payments as of December 31, 2024. These include payments related to (i) operating and finance leases referenced in Note 8, Right-of-Use (“ROU”) Assets and Lease Liabilities, (ii) time deposits with stated maturity dates in Note 12 – Deposits, (iii) Federal Home Loan Borrowings in Note 13, Federal Home Loan Bank Borrowings and Federal Funds Purchased, and (iv) commitments to extend credit, standby letters of credit and purchase obligations in Note 18, Commitments and Contingencies in Item 8 of this Annual Report on Form 10-K. Purchase obligations primarily represent obligations under agreement with our third-party data processing provider. Off-Balance Sheet Arrangements In the normal course of business, the Company offers our customers lines of credit and letters of credit to meet their financing objectives. The undrawn or unfunded portion of these facilities do not represent outstanding balances and therefore are not reflected in our financial statements as loans receivable. The Company provides lines of credit to our clients to memorialize the commitment to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represent $445.3 million, or 53.4% and $452.2 million, or 64.4% of the commitments to extend credit identified in the table below at December 31, 2024 and December 31, 2023, respectively. The Company provides letters of credit, generally, for the benefit of our customers to provide assurance to various municipalities that construction projects will be completed according to approved plans and specifications. These instruments involve elements of credit and interest rate risk and our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, could be equal to the contractual amount of the obligation less the value of any collateral. The Company analyzes this risk and calculates a reserve for unfunded commitments. The same credit policies are applied in granting these facilities as those used for underwriting loans. Lines of credit to finance construction projects include a construction end date, at which time the loan is expected to convert to a mini-perm loan. A department independent of our lending group monitors construction commitments of $1.0 million or greater and/or based on management’s discretion. Lines of credit to operating companies to finance working capital include a maturity date and may include various financial covenants. Letters of credit include an expiration date unless it is a standby letter of credit which automatically renews but generally provide for a termination clause on an annual basis given sufficient notice to the beneficiary. The Company typically charges an annual fee for the issuance of letters of credit. Because letters of credit are expected to expire without being drawn upon, these commitments do not necessarily represent future cash requirements of the Company.

61 Form 10-K CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) The following table sets forth the commitments and letters of credit as of December 31: (Dollars in Thousands) 2024 2023 Commitments to Extend Credit $ 833,594 $ 702,301 Standby Letters of Credit 16,657 19,643 Total $ 850,251 $ 721,944 Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties. For more details, see Note 18, Commitments and Contingencies, in Item 8 of this Annual Report on Form 10-K. Liquidity Liquidity is defined as a financial institution’s ability to meet its cash and collateral obligations at a reasonable cost. This includes the ability to satisfy the financial needs of depositors who want to withdraw funds or borrowers needing to access funds to meet their credit needs. In order to manage liquidity risk the Company’s Board has delegated authority to ALCO for formulation, implementation and oversight of liquidity risk management for the Company. The ALCO’s goal is to maintain adequate levels of liquidity at a reasonable cost to meet funding needs in both a normal operating environment and for potential liquidity stress events. The ALCO closely monitors and manages liquidity by reviewing cash flow projections, performing balance sheet stress tests and by maintaining a detailed contingency funding plan that includes specific liquidity measures that are reviewed by the ALCO monthly. Our liquidity policy and contingency funding plan provide graduated risk tolerance levels for multiple liquidity measures and potential liquidity environments. If our liquidity position moves to a level that has been defined as high risk, specific actions are required, such as increased monitoring or the development of an action plan to reduce the risk position. The Company’s primary funding and liquidity source is a stable customer deposit base. Management believes that we have the ability to retain existing deposits and attract new deposits, mitigating any potential funding dependency on other more volatile sources. Although deposits are the primary source of funds, the Company has identified various other funding sources that can be used as part of our normal funding program when either a structure or cost efficiency has been identified. Additional funding sources accessible to the Company include borrowing availability at the FHLB, equal to 25.0% of the Company’s assets or approximating $1.2 billion, subject to the amount of eligible collateral pledged, of which the Company is eligible to borrow up to an additional $735.3 million. The Company has unsecured facilities with three other correspondent financial institutions totaling $30.0 million, a fully secured facility with one other correspondent financial institution totaling $45.0 million, and access to the institutional CD market, and the brokered deposit market. The Company did not have outstanding borrowings on these fed funds lines as of December 31, 2024. In addition to the above funding resources, the Company also has $418.3 million of unpledged available-for-sale investment securities, at fair value, as an additional source of liquidity. Please refer to the Liquidity Sources table below for available funding with the FHLB and our secured and unsecured lines of credit with correspondent banks. As of December 31, 2024, approximately 81.6% of our total deposits of $4.2 billion were insured under standard FDIC insurance coverage limits, and approximately 18.4% of our total deposits were uninsured deposits over the standard FDIC insurance coverage limit. The Company closely monitors changes in the industry and market conditions that may impact the Company’s liquidity and will use other borrowing means or other liquidity and funding strategies sources to fund its liquidity needs as needed. The Company is also closely tracking the potential impacts on the Company’s liquidity of declines in the fair value of the Company’s securities portfolio due to developments in the banking industry that may change the availability of traditional sources of liquidity or market expectations with respect to available sources and amounts of additional liquidity. An important component of our ability to effectively respond to potential liquidity stress events is maintaining a cushion of highly liquid assets or assets that can be converted to cash quickly, with little or no loss in value, to meet financial obligations. ALCO policy guidelines define a ratio of highly liquid assets to total assets by graduated risk tolerance levels of minimal, moderate and high. At December 31, 2024, the Bank had $509.9 million in highly liquid assets,

62 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) which consisted of Federal Reserve Board Excess Reserves and interest-bearing deposits in other financial institutions of $91.6 million and $418.3 million in unpledged securities. This resulted in highly liquid assets to total assets ratio of 10.9% at December 31, 2024. Total available liquidity to uninsured deposits was 182.6% at December 31, 2024. If an extended recession, or significant industry or market volatility, caused large numbers of our deposit customers to withdraw their funds, we might become more reliant on volatile or more expensive sources of funding. The following table provides detail of liquidity sources as of December 31: (Dollars in Thousands) 2024 2023 Cash and Due From Banks, including Interest-bearing Deposits $ 131,171 $ 54,529 Unpledged Investment Securities 418,350 563,537 Excess Pledged Securities 33,022 61,774 FHLB Borrowing Availability 735,294 480,266 Collateralized Lines of Credit 45,000 — Unsecured Lines of Credit Availability 30,000 50,000 Total Liquidity Sources $ 1,392,837 $ 1,210,106 The following table provides total liquidity sources and ratios as of December 31: (Dollars in Thousands) 2024 2023 Total Liquidity Sources $ 1,392,837 $ 1,210,106 Highly Liquid Assets1 to Total Assets 10.9% 12.8% Highly Liquid Assets1 to Uninsured Deposits 66.8% 89.4% Total Available Liquidity to Uninsured Deposits 182.6% 187.0% 1 institutions and $418.3 million in unpledged securities. Inflation Management is aware of the significant effect inflation has on interest rates and can have on financial performance. The Company’s ability to cope with this is best determined by analyzing its capability to respond to changing interest rates and its ability to manage noninterest income and expense. The mix of interest-rate sensitive assets and liabilities is monitored through ALCO in order to reduce the impact of inflation on net interest income. The effects of inflation are controlled by reviewing the prices of our products and services, by introducing new products and services and by controlling overhead expenses. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Stock Repurchase Plan The Company repurchased 1,132,232 shares of its common stock at a total cost of $16.4 million, or an average price of $14.50 per share during the year ended December 31, 2023. On March 29, 2023, the Company’s Board of Directors authorized a new share repurchase program (the “2023 Program”) which took effect starting May 1, 2023, after the expiration of the previous repurchase program (the “2022 Program”), which was originally authorized through August 1, 2023, but was fully exhausted as of March 10, 2023. The Board of Directors authorized the repurchase of 1,000,000 shares of common stock under the 2023 Program and on August 31, 2023 reached the maximum number of shares that could be purchased under the 2023 Program. The Company’s Board of Directors has not authorized a new repurchase program as of December 31, 2024.

63 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market Risk Market risk is defined as the degree to which changes in interest rates, foreign exchange rates, commodity prices, or equity prices can adversely affect a financial institution’s earnings or capital. For financial institutions, market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. Interest rate risk can arise from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve, where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and Secured Overnight Financing Rate (“SOFR”) (basis risk). Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes affect capital by changing the net present value of a financial institution’s future cash flows, and the cash flows themselves, as rates change. Accepting this risk is a normal part of banking and can be an important source of profitability and enhancement of shareholder value. However, excessive interest rate risk can threaten a financial institution’s earnings, capital, liquidity, and solvency. The Company’s ALCO is responsible for the reviewing the interest rate sensitivity position of the institution, establishing policies to monitor and limit exposure to this type of risk, and employing strategies to ensure our asset-liability structure produces the maximum yield-cost spread available based on current market conditions. The Company’s Investment / Interest Rate Risk Committee, a committee of the Board of Directors, reviews and approves the policies established by ALCO. Earnings Simulation Modeling The ALCO uses an asset liability model (“ALM”) to forecast earning simulations that measure the sensitivity of net interest income to changes in interest rates. The ALM calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that support the ALM process. The ALCO derives the assumptions used in the ALM from historical trends and management’s outlook, including expected loan growth, loan prepayment rates, deposit growth rates, changes to deposit product betas and non-maturity deposit decay rates, and projected yields and rates. The ALM assumes that all maturities, calls, and prepayments in the securities portfolio are reinvested in like instruments. These assumptions may not be realized and unanticipated events and circumstances may also occur that cause the assumptions to be inaccurate. The ALM also does not take into account any future actions management may take to mitigate the impact of unforeseen interest rate changes. A sensitivity analysis for deposit betas, deposit decay rates and loan prepayment speeds is performed at least annually within the ALM to help ALCO better understand the impact of these critical assumptions on the ALM results. The ALCO reviews the assumptions of the ALM at least quarterly and periodically adjusts them when deemed appropriate. The ALCO also uses different interest rate scenarios and shifts in yield curve shapes to measure the sensitivity of earnings to various interest rate environments. Interest rates on unique asset and liability accounts move differently when the short-term market rate changes. These differences are reflected in the different rate scenarios utilized by the ALM. For earning simulations, our policy guidelines limit the change in net interest income over a 12-month and 24-month horizon using rate shocks of +/- 100, 200, 300, 400 basis points and for non-parallel yield curve shift scenarios. We have temporarily suspended the + 300 and + 400 basis point rate shock analyses. Due to the FOMC’s recent action taken at their last three scheduled meetings of 2024 to reduce the Fed Funds Target Rate range by an aggregate of 100 bps from 5.25% - 5.50% to 4.25% - 4.50% coupled with current rate forecasts that imply that the FOMC is unlikely to increase the Fed Funds Target Rate during 2025, we believe the impact to net interest income when evaluating the + 300 and +400 basis point rate shock scenarios do not provide meaningful insight into our interest rate risk position nor does it project a probable interest rate environment for the foreseeable future.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)

The following tables reflect the earnings simulation results for the periods presented utilizing a forecasted static balance sheet over the next twelve months. All percentage changes presented are within prescribed ranges set by ALCO.

	December 31, 2024	December 31, 2023
Change in Interest Rate (basis points)	% Change in Pretax Net Interest Income	% Change in Pretax Net Interest Income
200	1.9%	(1.1)%
100	1.1%	(0.3)%
-100	2.1%	2.4%
-200	4.6%	4.4%
-300	6.8%	5.6%
-400	6.6%	6.7%

The results from the earnings simulation imply that the Company's balance sheet is slightly liability sensitive balance sheet at December 31, 2024 and December 31, 2023. The above table indicates that, in a rising interest rate environment, the Company is positioned to have a small increase in net interest income for the same asset and liability mix due to the balance sheet composition, related maturity structures, and repricing correlations to market interest rates for assets and liabilities. However, in a declining interest rate environment, the Company is positioned to have a slightly more advantageous increase in net interest income for the same reasons discussed above. The liability sensitive position at December 31, 2024 is due to a variety of factors which include 1) higher than market rate unfunded loan commitments that were originated during 2024 with fixed rates that are assumed to draw down, or convert to funded loan balances during the next twelve months, 2) shortening maturities of the time deposit portfolio due to shorter term time deposit promotional campaigns in response to the recent inverted yield curve, and 3) more aggressive non maturing deposit betas utilized in a rates down environment versus a rates up environment based on bank specific non maturing deposit rate beta assumptions observed during the most recent rate cycle.

Economic Value of Equity Modeling

Economic value of equity simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. The ALM calculates the economic value of equity based on discounted cash flow analysis. The net economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in net economic value of equity over different rate environments is an indication of the longer-term earnings capability of the balance sheet. The Company uses the same assumptions in the economic value of equity simulation model as in the earnings simulation model. The economic value of equity simulation model uses instantaneous rate shocks to the balance sheet. For economic value of equity simulation, our policy guidelines limit the change in economic value of equity given changes in rates of +/- 100, 200, 300, 400 basis points and for non-parallel yield curve shift scenarios. We have temporarily suspended the + 300 and + 400 basis point rate shock analyses. Due to the FOMC's recent action taken at their last three scheduled meetings of 2024 to reduce the Fed Funds Target Rate range by 100 bps from 5.25% - 5.50% to 4.25% - 4.50% coupled with current rate forecasts that imply that the FOMC is unlikely to increase the Fed Funds Target Rate during 2025, we believe the impact to net interest income when evaluating the + 300 and +400 basis point rate shock scenarios do not provide meaningful insight into our interest rate risk position nor does it project a probable interest rate environment for the foreseeable future.

Results for the economic value of equity modeling are driven primarily by the shape of the underlying yield curves and option-adjusted spreads used to discount the projected cash flows of assets and liabilities, and the assumed life span of the assets and liabilities being discounted.

The following tables reflect the economic value of equity analyses results for the periods presented. All percentage changes presented are within prescribed ranges set by management.

	December 31, 2024	December 31, 2023
Change in Interest Rate (basis points)	% Change in Economic Value of Equity	% Change in Economic Value of Equity
200	(8.3)%	(4.7)%
100	(3.3)%	(1.8)%
-100	2.4%	0.9%
-200	3.8%	0.5%
-300	2.9%	(2.7)%
-400	(1.9)%	(10.9)%

64

65 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66 Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 Consolidated Statements of Comprehensive Income (Loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 68 Consolidated Statements of Changes in Shareholders’ Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69 Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70 Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 72 Report of Crowe LLP, Independent Registered Public Accounting Firm (PCAOB ID 173), on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting . . . 119

66 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED BALANCE SHEETS (Dollars in Thousands Except per Share Data) December 31, 2024 December 31, 2023 ASSETS Cash and Due From Banks, including Interest-Bearing Deposits of $91,563 at December 31, 2024 and $14,853 at December 31, 2023 $ 131,171 $ 54,529 Securities Available-for-Sale, at Fair Value (amortized cost of $800,741 and $870,546, respectively) 718,400 779,003 Equity Securities 10,041 — Portfolio Loans 3,624,826 3,505,910 Allowance for Credit Losses (75,600) (97,052) Portfolio Loans, net 3,549,226 3,408,858 Bank Premises and Equipment, net 74,329 73,707 Other Real Estate Owned, net 659 2,463 Federal Home Loan Bank Stock, at Cost 6,487 21,626 Bank Owned Life Insurance 59,588 58,115 Other Assets 109,288 114,238 Total Assets $ 4,659,189 $ 4,512,539 LIABILITIES Deposits: Noninterest-Bearing Demand $ 634,436 $ 685,218 Interest-Bearing Demand 726,947 481,506 Money Market 512,162 513,664 Savings 355,506 454,876 Certificates of Deposit 1,924,370 1,586,651 Total Deposits 4,153,421 3,721,915 Federal Home Loan Bank Borrowings 70,000 393,400 Reserve for Unfunded Loan Commitments 3,186 3,193 Other Liabilities 48,269 42,788 Total Liabilities 4,274,876 4,161,296 Commitment and Contingencies - see NOTE 18. SHAREHOLDERS’ EQUITY Common Stock, Par Value $1.00 Per Share, Authorized 100,000,000 Shares; Outstanding - 23,069,175 shares at December 31, 2024, and 22,956,304 shares at December 31, 2023 23,069 22,957 Additional Paid-in Capital 92,159 90,642 Retained Earnings 333,606 309,083 Accumulated Other Comprehensive Loss (64,521) (71,439) Total Shareholders’ Equity 384,313 351,243 Total Liabilities and Shareholders’ Equity $ 4,659,189 $ 4,512,539 See accompanying notes to audited Consolidated Financial Statements.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued)

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
(Dollars in Thousands Except per Share Data)	2024	2023	2022
INTEREST INCOME			
Loans, including fees			
Taxable	$ 186,001	$ 159,317	$ 135,055
Non-Taxable	2,648	3,143	3,609
Investment Securities			
Taxable	29,510	30,804	20,330
Non-Taxable	269	634	693
Federal Reserve Bank Excess Reserves	2,204	1,002	312
Interest on Bank Deposits	85	64	29
Dividend Income	1,012	1,456	154
Total Interest Income	221,729	196,420	160,182
Interest Expense			
Interest Expense on Deposits	95,431	52,628	18,616
Interest Expense on Federal Funds Purchased	—	368	188
Interest on Other Borrowings	11,841	21,114	1,450
Total Interest Expense	107,272	74,110	20,254
NET INTEREST INCOME	114,457	122,310	139,928
(Recovery) Provision for Credit Losses	(5,039)	5,500	2,419
(Recovery) Provision for Unfunded Commitments	(7)	901	509
Net Interest Income After (Recovery) Provision for Credit Losses	119,503	115,909	137,000
NONINTEREST INCOME			
Gains (Losses) on Sales of Securities, net	68	(1,521)	46
Service Charges, Commissions and Fees	7,393	7,155	7,168
Debit Card Interchange Fees	7,843	7,828	7,427
Insurance Commissions	3,685	1,945	1,961
Bank Owned Life Insurance Income	1,473	1,381	1,357
Commercial Loan Swap Fee Income	—	139	774
Other	906	1,351	2,985
Total Noninterest Income	21,368	18,278	21,718
NONINTEREST EXPENSE			
Salaries and Employee Benefits	57,908	55,856	52,399
Occupancy Expense, net	15,608	14,028	13,527
FDIC Insurance Expense	6,200	4,904	2,015
Other Taxes	3,559	3,292	3,319
Advertising Expense	2,540	1,693	1,434
Telephone Expense	1,393	1,842	1,781
Professional and Legal Fees	5,675	6,210	5,818
Data Processing	4,919	3,920	4,051
Debit Card Expense	3,423	2,875	2,750
Tax Credit Amortization	—	—	621
Other	8,777	10,846	9,286
Total Noninterest Expense	110,002	105,466	97,001
Income Before Income Taxes	30,869	28,721	61,717
Income Tax Provision	6,346	5,337	11,599
Net Income	$ 24,523	$ 23,384	$ 50,118
Earnings per Common Share:			
Basic Earnings per Common Share	$ 1.06	$ 1.00	$ 2.03
Diluted Earnings per Common Share	$ 1.06	$ 1.00	$ 2.03
Average Shares Outstanding-Basic	22,817,149	23,240,543	24,595,789
Average Shares Outstanding-Diluted	22,817,149	23,240,543	24,595,789

See accompanying notes to audited Consolidated Financial Statements.

67

Form 10-K

68 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Years Ended December 31, (Dollars in Thousands) 2024 2023 2022 Net Income $ 24,523 $ 23,384 $ 50,118 Other Comprehensive Income (Loss): Net Unrealized Gains (Losses) on Securities Available-for-Sale: Net Unrealized Gains (Losses) Arising during the Period 9,270 16,370 (111,542) Reclassification Adjustment for (Gains) Losses included in Net Income (68) 1,521 (46) Tax Effect (2,284) (3,714) 24,270 Net Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss) 6,918 14,177 (87,318) Other Comprehensive Income (Loss): 6,918 14,177 (87,318) Comprehensive Income (Loss) $ 31,441 $ 37,561 $ (37,200) See accompanying notes to audited Consolidated Financial Statements.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
	Years Ended December 31,				
Balance January 1, 2022	$ 26,431	$ 143,988	$ 235,475	$ 1,702	$ 407,596
Net Income	—	—	50,118	—	50,118
Other Comprehensive Loss, Net of Tax	—	—	—	(87,318)	(87,318)
Repurchase of Common Stock (2,587,361 shares)	(2,587)	(40,340)	—	—	(42,927)
Forfeiture of Restricted Stock (14,141 shares)	(14)	(142)	—	—	(156)
Issuance of Restricted Stock (127,355 shares)	127	(127)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,314	—	—	1,314
Balance December 31, 2022	$ 23,957	$ 104,693	$ 285,593	$ (85,616)	$ 328,627
Cumulative Effect of the Adoption of ASU 2023-02	—	—	106	—	106
Balance at January 1, 2023	23,957	104,693	285,699	(85,616)	328,733
Net Income	—	—	23,384	—	23,384
Other Comprehensive Income, Net of Tax	—	—	—	14,177	14,177
1% Excise Tax on Stock Buybacks	—	(153)	—	—	(153)
Repurchase of Common Stock (1,132,232 shares)	(1,132)	(15,284)	—	—	(16,416)
Forfeiture of Restricted Stock (5,333 shares)	(5)	(38)	—	—	(43)
Issuance of Restricted Stock (137,097 shares)	137	(137)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,561	—	—	1,561
Balance December 31, 2023	$ 22,957	$ 90,642	$ 309,083	$ (71,439)	$ 351,243
Net Income	—	—	24,523	—	24,523
Other Comprehensive Income, Net of Tax	—	—	—	6,918	6,918
Forfeiture of Restricted Stock (15,244 shares)	(16)	(107)	—	—	(123)
Issuance of Restricted Stock (128,115 shares)	128	(128)	—	—	—
Recognition of Restricted Stock Compensation Expense	—	1,752	—	—	1,752
Balance December 31, 2024	$ 23,069	$ 92,159	$ 333,606	$ (64,521)	$ 384,313

See accompanying notes to audited Consolidated Financial Statements.

69

Form 10-K

70 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, (Dollars in Thousands) 2024 2023 2022 OPERATING ACTIVITIES Net Income $ 24,523 $ 23,384 $ 50,118 Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities (Recovery) Provision for Credit Losses, including (Recovery) Provision for Unfunded Commitments (5,046) 6,401 2,928 Origination of Loans Held-for-Sale (8,953) (6,758) (8,047) Proceeds From Loans Held-for-Sale 9,091 6,867 10,184 Depreciation/Amortization of Bank Premises and Equipment 7,055 6,248 6,063 Provision for Deferred Taxes 2,689 368 3,630 Net Amortization of Securities 3,592 6,354 5,749 Tax Credit Amortization 517 2,101 621 Gains on Sales of Loans Held-for-Sale (138) (109) (396) (Gains) Losses on Sales of Securities, net (68) 1,521 (46) Unrealized Gain on Equity Securities (41) — — Commercial Loan Swap Derivative Loss (Income) 12 219 (605) Increase in the Value of Life Insurance Contracts (1,473) (1,381) (1,357) Balance Sheet Hedge Fair Value Adjustment 125 — — Recognition of Restricted Stock Compensation Expense 1,752 1,561 1,314 Decrease (Increase) in Other Assets 1,614 (3,849) (2,914) Increase in Other Liabilities 1,687 3,803 3,549 Net Cash Provided By Operating Activities 36,938 46,730 70,791 INVESTING ACTIVITIES Securities Available-for-Sale: Proceeds from Sales 17,953 43,323 19,777 Proceeds from Maturities, Redemptions, and Pay-downs 63,454 48,901 84,693 Purchases (15,126) (24,938) (135,634) Purchase of Equity Securities (10,000) — — Purchase of Bank Premises and Equipment, Net (8,133) (9,798) (5,890) Proceeds from Sales of Bank Premises and Equipment, net — — 408 Redemption (Purchase) of Federal Home Loan Bank Stock, net 15,139 (11,886) (7,388) Loan Originations, net (135,888) (359,407) (342,877) Proceeds from Sales and Payments of Other Real Estate Owned 4,199 6,794 4,840 Net Cash Used In Investing Activities (68,402) (307,011) (382,071) FINANCING ACTIVITIES Net Change in Demand, Money Markets and Savings Accounts 93,787 (235,748) 14,649 Increase (Decrease) in Certificates of Deposits 337,719 325,125 (82,792) Proceeds from Federal Home Loan Bank Borrowings 1,870,000 3,441,685 300,550 Repayments on Federal Home Loan Bank Borrowings (2,193,400) (3,228,835) (127,000) (Repayments) Proceeds from Federal Funds Purchased, net — (17,870) 17,870 Repurchase of Common Stock — (16,416) (42,927) Net Cash Provided By Financing Activities 108,106 267,941 80,350 Net Increase (Decrease) in Cash and Cash Equivalents 76,642 7,660 (230,930) Cash and Cash Equivalents at Beginning of Period 54,529 46,869 277,799 Cash and Cash Equivalents at End of Period $ 131,171 $ 54,529 $ 46,869 See accompanying notes to audited Consolidated Financial Statements.

71 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (continued) Form 10-K CONSOLIDATED STATEMENTS OF CASH FLOWS - (continued) Years Ended December 31, (Dollars in Thousands) 2024 2023 2022 SUPPLEMENTARY DATA Cash Interest Paid $ 106,342 $ 69,116 $ 19,338 Cash Paid for Income Taxes 478 5,718 5,793 Transfer from Loans to Other Real Estate Owned 1,181 110 74 Transfer from Fixed Assets to Other Real Estate Owned 348 1,854 2,675 Right-of-use Asset Recorded in Exchange for Lease Liabilities 2,995 1,464 3,391 Stock Repurchase Excise Tax Settled in Subsequent Period — (153) — Loans Transferred to Held-for-Sale — — 1,513 See accompanying notes to audited Consolidated Financial Statements.

72 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Nature of Operations and Principles of Consolidation: Carter Bankshares, Inc. (the “Company”) is a holding company headquartered in Martinsville, Virginia. The Company is the parent company of its wholly owned subsidiary of Carter Bank & Trust (the “Bank”). The holding company is regulated by the Federal Reserve Bank (“FRB”). The Bank is an insured, Virginia state-chartered commercial bank which operates branches in Virginia and North Carolina. The Bank is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and Bureau of Financial Institutions of the Virginia State Corporation Commission. The Bank has one wholly owned subsidiary, CB&T Investment Company (the “Investment Company”). Our market coverage is primarily in Virginia and North Carolina, including Fredericksburg, Charlottesville, Lynchburg, Roanoke, Blacksburg, Martinsville, and Danville in Virginia, and Greensboro, Charlotte, Raleigh and Mooresville in North Carolina. The Company provides a full range of financial services with retail and commercial banking products and insurance. Accounting Policies: Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ from those estimates. Our significant accounting policies are described below. Principles of Consolidation: The Consolidated Financial Statements include the accounts of Carter Bankshares, Inc. and its wholly owned subsidiary. The Investment Company is a subsidiary of the Bank. All significant intercompany transactions have been eliminated in consolidation. Reclassification: Amounts in prior years’ financial statements and footnotes are reclassified whenever necessary to conform to the current year’s presentation. Reclassifications had no material effect on prior year net income or shareholders’ equity. Use of Estimates: To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the Consolidated Financial Statements and the disclosures provided, and actual results could differ from those estimates. Information available which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers. Operating Segments: The chief decision-makers of our operating segments monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis, and operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. Cash and Cash Equivalents: The Company considers all cash on hand, amounts due from banks, federal funds sold, and FRB excess reserves as cash equivalents for the purposes of the Consolidated Statements of Cash Flows with all items having original maturities fewer than 90 days. Federal funds are customarily sold for one-day periods. The FRB pays the target fed funds rate on the FRB excess reserves. Restrictions on Cash: Cash on hand or on deposit with the FRB is required to meet regulatory reserve and clearing requirements. Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and financial standby and performance letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on securities available-for-sale, net of tax.

73 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Securities: The Company classifies securities into either the held-to-maturity or available-for-sale categories at the time of purchase. All securities were classified as available-for-sale at December 31, 2024 and December 31, 2023. Securities classified as available-for-sale include securities which can be sold for liquidity, investment management, or similar reasons even if there is not a present intention of such a sale. Available-for-sale securities are reported at fair value, with unrealized gains (losses), net of tax included in accumulated other comprehensive loss, net of applicable taxes. Premium amortization is deducted from, and discount accretion is added to, interest income on securities using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses are recognized upon the sale of specific identified securities on the completed trade date. Management evaluates debt securities for impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. In determining impairment, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an impairment decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. When an impairment occurs, the amount of impairment recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. Credit-related impairment is recognized as an allowance for credit losses (“ACL”) on the balance sheet with a corresponding adjustment to (recovery) provision for credit losses in the Consolidated Statements of Income. Both the allowance and the adjustment to net income can be reversed if conditions change. Equity Securities: Equity securities consist of our investment in a market-rate bond mutual fund that invests in high quality fixed income bonds, mainly government agency securities whose proceeds are designed to positively impact community development throughout the United States. The mutual fund focuses exclusively on providing affordable housing to low and moderate income borrowers and renters, including those in Majority Minority Census Tracts. The Company’s investment in the mutual fund is eligible for investment credit under the Community Reinvestment Act. Equity securities are carried at fair value, with changes in fair value reported within other noninterest income in the Consolidated Statements of Income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment. Loans Held-for-Sale: Loans held-for-sale arise primarily from two sources. First, we purchase mortgage loans on a short-term basis from a partner financial institution that have fully executed sales contracts to end investors. Second, we originate and close mortgages with fully executed contracts with investors to purchase shortly after closing. We then hold these mortgage loans from both sources until funded by the investor, typically a two-week period. Gains and losses on sales of mortgage loans held-for-sale are determined using the specific identification method and are included in other noninterest income in the Consolidated Statements of Income. From time to time, certain loans are transferred from the loan portfolio to loans held-for-sale, which are carried at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held-for-sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a charge-off against the ACL. Subsequent declines in fair value are recognized as a charge to noninterest income. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. Gains and losses on sales of loans held-for-sale are included in other noninterest income in the Consolidated Statements of Income.

74 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Loans: Loans that management have the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, discounts, and an allowance for credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. An individually evaluated loan analysis is conducted for loans that are either or both nonperforming or a restructured loan with a commitment of $1.0 million or greater and/or based on management’s discretion. Loans, including individually evaluated loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days based on contractual terms, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual, if repayment in full of principal and/or interest is unlikely. Any interest that is accrued, but not collected is reversed against interest income when a loan is placed on nonaccrual status, which typically occurs prior to charging off all, or a portion, of a loan. While a loan is classified as nonaccrual and the probability of collecting the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. Payments collected on a nonaccrual loan are first applied to principal, secondly to any existing charge-offs, thirdly to interest, and lastly to any outstanding fees owed to the Company. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a period of a minimum of six months of satisfactory payment performance by the borrower in accordance with the contractual terms of interest and principal. Allowance for Credit Losses: The allowance for credit losses (“ACL”) represents management’s estimate of expected credit losses over the life of the loan portfolio. The ACL includes an estimate of credit losses for pooled loans utilizing a Discounted Cash Flow (“DCF”) method. Reserves for pooled loans are estimated by calculating the amount by which the outstanding principal balance exceeds the current estimate of the present value of future cash flows discounted at the loan’s original effective interest rate. The ACL also includes an estimate of credit losses related to loans that are individually evaluated, known as Individually Evaluated Loans, or IELs. Generally, an IEL reserve is calculated as the excess of the loan’s current outstanding principal balance, or general ledger balance if the loan is non-accrual, compared to the estimated fair value of the related collateral, less cost to sell, if any. Management reserves the right to utilize alternative methods for IELs. Our CECL model introduced a modified discounted cash flow methodology based on expected cash flow changes in the future for the Other segment. A population of the Other segment was not impaired under the probable incurred loss model and therefore not subject to a collateral dependent specific reserve analysis. For the population of the Other segment that was impaired under the incurred loss model, based on collateral values, the specific reserves totaled zero. The CECL model estimates default probabilities driven by economic metrics identified below that form the basis of the prepayment speeds and prepayment timing estimated in the DCF method. The CECL model also estimates losses based on these default. The product of the probability of default and losses given default is the estimated expected loss. For more details, see Note 6 - Allowance for Credit Losses, in Item 8 of this Annual Report on Form 10-K. Allowance for Credit Losses Policy The Company’s methodology for estimating the ACL includes: Segmentation. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Specific Analysis. A specific reserve analysis is applied to certain individually evaluated loans (IELs). These loans are evaluated quarterly generally based on collateral value, observable market value or the present value of expected future cash flows. A specific reserve is established if the fair value is less than the loan balance. A charge-off is recognized when the loss is quantifiable and confirmed. Individually evaluated loans not specifically analyzed receive a quantitative and qualitative analysis, as described below.

75 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Quantitative Analysis. The Company elected to use Discounted Cash Flow (“DCF”). Economic forecasts include but are not limited to Unemployment, the Consumer Price Index, the Housing Price Index and Gross Domestic Product. These forecasts are assumed to revert to the long-term average and are utilized in the model to estimate the probability of default and loss given default through regression. Model assumptions include, but are not limited to the discount rate, prepayments and curtailments. The product of the probability of default and the loss given default is the estimated loss rate, which varies over time. The estimated loss rate is applied within the appropriate periods in the cash flow model to determine the net present value. Net present value is also impacted by assumptions related to the duration between default and recovery. The reserve is based on the difference between the summation of the principal balances taking amortized costs into consideration and the summation of the net present values. Qualitative Analysis. Based on management’s review and analysis of internal, external and model risks, management may adjust the model output. Management reviews the peaks and troughs of the model’s calibration, taking into account economic forecasts to develop guardrails that serve as the basis for determining the reasonableness of the model’s output and makes adjustments as necessary. This process challenges unexpected variability resulting from outputs beyond the model’s calibration that appear to be unreasonable. Additionally, management may adjust the economic forecast if it is incompatible with known market conditions based on management’s experience and perspective. “Other” Segmented Pool CECL provides for the flexibility to model loans differently compared to the prior model. With the adoption of CECL management elected to evaluate certain loans based on shared but unique risk attributes. The loans included in the Other segment of the model were underwritten and approved based on standards that are inconsistent with our current underwriting standards. As these loans are not collateral dependent, management elected to use a modified DCF method. The modifications to DCF include assumptions with respect to the timing of cash flows and the utilization of a discount rate reflective of the inherent risk of the loans in the Other segment. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively makes adjustments as needed. The analysis applied to this pool resulted in an allowance of $51.3 million at adoption on January 1, 2021 and is disclosed in the Other segment line item. Charge-off Policy Our charge-off policy for loans requires that loans and other obligations that are not collectible be promptly charged- off when the loss becomes probable, regardless of the delinquency status of the loan. The Company may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to: • The status of a bankruptcy proceeding • The value of collateral and probability of successful liquidation; and/or • The status of adverse proceedings or litigation that may result in collection Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell. Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including early stage delinquencies of 30 to 89 days past due for early identification of potential problem loans. Refer to the “Credit Quality” and the “Allowance for Credit Losses” sections in the MD&A and Note 6, Allowance for Credit Losses, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more details.

76 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Loan Restructurings: On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than- insignificant payment delays, term extensions, and combinations of the listed modifications. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status, foreclosure or repossession of the collateral to minimize economic loss to the Company. Concentration of Credit Risk: The majority of the Company’s loans, commitments and lines of credit have been granted to customers in the Company’s market area. The concentrations of credit by loan classification are set forth in Note 5 - Loans, in the Notes to the Consolidated Financial Statements. Advertising Costs: We expense all marketing-related costs, including advertising costs, as incurred. Advertising expense was $2.5 million, $1.7 million, and $1.4 million for the years ended 2024, 2023, and 2022, respectively. Bank Owned Life Insurance: The Company has purchased life insurance policies on certain executive officers and associates. We receive the cash surrender value of each policy upon its termination or benefits are payable to us upon the death of the insured. Changes in net cash surrender value are recognized in noninterest income in the Consolidated Statements of Income. Bank Premises and Equipment: Bank premises and equipment acquired are stated at cost, less accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful life of the assets by the straight-line method. Land is carried at cost. Costs of maintenance or repairs are charged to expense as incurred and improvements are capitalized. Upon retirement or disposal of an asset, the asset and related allowance account are eliminated. Any gain or loss on such transactions is included in current operations. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income totaling $7.1 million in 2024, $6.2 million in 2023, and $6.1 million in 2022. The estimated useful life for bank premises ranges from 5 to 40 years and equipment depreciates over a 3 to 10-year period. Land and Land Improvements Non-depreciating assets Buildings 25 years - 40 years Furniture and Fixtures 5 years Computer Equipment and Software 5 years or term of license Other Equipment 5 years Vehicles 5 years Leasehold Improvements Lesser of estimated useful life of the asset (generally 15 years unless established otherwise) or the remaining term of the lease, including renewal options in the lease that are reasonably assured of exercise Leases: Operating and finance leases are recorded as a right of use (“ROU”) asset and operating lease liability, included in other assets and other liabilities, respectively. Operating and finance lease ROU assets represent the right to use an underlying asset during the lease term and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded primarily in occupancy, net in the Consolidated Statements of Income. Finance lease expense is comprised of interest expense and amortization of the ROU asset, which are recorded in interest on other borrowings and other expense, respectively, in the Consolidated Statements of Income. Federal Home Loan Bank (“FHLB”) Stock: The Company is a member of the FHLB. Members are required to own a certain amount of stock based on the level of borrowings and other factors such as asset base. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as dividend income in the Consolidated Statements of Income.

77 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Earnings per Common Share: Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding less average participating shares during the period. All outstanding unvested restricted stock awards are considered participating shares for the earnings per common share calculation. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Other Real Estate Owned (“OREO”): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure, which establishes a new cost basis. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the ACL. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. In addition, any retail branch locations closed for branch operations and marketed for sale are also moved to OREO from bank premises and equipment. This real estate is initially valued based on recent comparative market values received from a real estate broker and any necessary write-downs are charged to operations. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its carrying value or fair value less cost to sell. OREO assets are revalued every 12 months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every 24 months based on the size of the exposure. Operating costs after acquisition are expensed. Income Taxes: Income tax provision is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities including change in valuation allowance. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying Consolidated Balance Sheets, along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income tax provision in the Consolidated Statements of Income. The Company is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved new market and historic rehabilitation projects. During 2023, the Company adopted the proportional amortization method of accounting for all qualifying equity investments within these limited partnerships. These investments are included in other assets on the Consolidated Balance Sheets. These partnership investments generate a return through the realization of federal income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investments over a period of time. The investments are accounted for under the equity method, with the expense included within income tax provision on the Consolidated Statements of Income. All of the Company’s tax credit investments are evaluated for impairment at the end of each reporting period. Transfer of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of

78 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity, or the ability to unilaterally cause the transferee to return specific assets. Retirement Benefits: The Company has established an employee benefit plan as described in Note 14 - Employee Benefit Plans to the Consolidated Financial Statements. The Company does not provide any other post-retirement benefits. Allowance for Unfunded Commitments: In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby and performance letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The ACL on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur, and is included on the Company’s Consolidated Balance Sheets. Stock-Based Compensation: The Company has issued both restricted stock to executive officers, associates and non- associate directors and performance based stock units to its executive officers. Compensation expense for restricted stock awards is based on the fair value of these awards at the date of the grant prior to September 1, 2023. Beginning September 1, 2023 the Company utilizes a trading 90-day look back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company recognizes forfeitures as they occur. For the performance stock units (“PSUs”), management evaluates the criteria quarterly to determine the probability of the performance goals being met and recognizes compensation based upon the evaluation. The PSUs vest on the third anniversary of the grant date and any vested performance units will be paid in shares of the Company’s common stock. Loss Contingencies: As disclosed in Note 18 - Commitments and Contingencies to the Consolidated Financial Statements, the Company and its subsidiaries are involved in various legal proceedings incidental to their business in the ordinary course, and the disclosure set forth in Note 18 relating to certain legal matters is incorporated by reference. Fair Value Measurements The Company uses fair value measurements when recording and disclosing certain financial assets and liabilities. Securities available-for-sale, equity securities, loans and derivative financial instruments are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held-for-sale, individually evaluated loans, OREO, and certain other assets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which are developed based on market data we have obtained from independent sources. Unobservable inputs reflect our estimates of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

79 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). There are three levels of inputs that may be used to measure fair values: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that an entity has the ability to access as of the measurement date, or observable inputs. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. We recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred. The following are descriptions of the valuation methodologies that the Company uses for financial instruments recorded at fair value on either a recurring or nonrecurring basis. Recurring Basis Securities Available-for-Sale: The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges, if available. This valuation method is classified as Level 1 in the fair value hierarchy. For securities where quoted prices are not available, fair values are calculated on market prices of similar securities, or matrix pricing, which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Matrix pricing relies on the securities’ relationship to similarly traded securities, benchmark curves, and the benchmarking of like securities. Matrix pricing utilizes observable market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In instances where broker quotes are used, these quotes are obtained from market makers or broker-dealers recognized to be market participants. This valuation method is classified as Level 2 in the fair value hierarchy. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators. This valuation method is classified as Level 3 in the fair value hierarchy. Equity Securities: The fair values of equity securities are determined by obtaining quoted prices on nationally recognized or foreign securities exchanges, if available. This valuation method is classified as Level 1 in the fair value hierarchy. As of December 31, 2024, Level 1 fair values are available for each of the Company’s equity securities. Derivative Financial Instruments and Hedging Activities: The Company uses derivative instruments such as interest rate swaps for commercial loans with our customers. Upon entering into swaps with the borrower, the Company entered into offsetting positions with counterparties to minimize risk to the Company. The back-to-back swaps qualify as derivatives, but are not designated as hedging instruments. Interest rate swap contracts involve the risk of dealing with borrower and counterparties and their ability to meet contractual terms. We calculate the fair value for derivatives using accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs, such as interest rate curves and implied volatilities. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or customer owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the customer or counterparty, and, therefore, has no risk. Accordingly, interest rate swaps for commercial loans are classified as Level 2. The Company also uses pay-fixed/receive-floating interest rate swaps (the “Pay-Fixed Swap Agreements”). The Pay- Fixed Swap Agreements were designated as fair value hedges in order to hedge the risk of changes in the fair value of the fixed rate loans included in the amortizing single family mortgages and CRE loans. These fair value hedges were utilized to convert the hedged loans from a fixed rate to a synthetic floating Secured Overnight Financing Rate

80 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (“SOFR”). As long as a hedging instrument is designated and the results of the effectiveness testing support that the instrument qualifies for hedge accounting treatment, 100% of the periodic changes in fair value of the hedging instrument are accounted for in net interest income. The fair value of the remaining hedge is recorded in either other assets or in other liabilities depending on the position of the hedge, and the offset is recorded in loans. This is the case whether or not economic mismatches exist in the hedging relationship. As a result, there is no periodic measurement or recognition of ineffectiveness. Rather, the full impact of hedge gains and losses is recognized in the period in which the hedged transactions impact earnings. The remaining hedge was determined to be effective during all periods presented and the Company expects them to remain effective during the remaining terms. The Company also enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans to be held-for-sale are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on rate lock commitments due to changes in interest rates. Nonrecurring Basis Individually Evaluated Loans: Individually evaluated loans with commitments of $1.0 million or greater and/or based on management’s discretion are evaluated for potential specific reserves and adjusted, if a shortfall exists, to fair value less costs to sell. Fair value is measured based on the value of the underlying collateral securing the loan if repayment is expected solely from the sale or operation of the collateral or present value of estimated future cash flows discounted at the loan’s contractual interest rate if the loan is not determined to be collateral dependent. All loans with a specific reserve are classified as Level 3 in the fair value hierarchy. Fair value for individually evaluated loans is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. These routine adjustments are made to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value. Subsequent to the initial impairment date, existing individually evaluated loans are reevaluated quarterly for additional impairment and adjustments to fair value less costs to sell are made, where appropriate. For individually evaluated loans, the first stage of our impairment analysis involves inspection of the property in question to affirm the condition has not deteriorated since the previous impairment analysis date. Management also engages in conversations with local real estate professionals and market participants to determine the likely marketing time and value range for the property. The second stage involves an assessment of current trends in the regional market. After thorough consideration of these factors, management will order a new appraisal. For non-individually evaluated loans, the fair value is determined by updating the present value of estimated future cash flows using the loan’s existing rate to reflect the payment schedule for the remaining life of the loan. OREO is evaluated at the time of acquisition and is recorded at fair value as determined by an appraisal or evaluation, less costs to sell. After acquisition, most OREO assets are revalued every twelve months, or more frequently when deemed necessary by management based upon changes in market or collateral conditions. For smaller OREO assets with existing carrying values less than $0.5 million, management may elect to re-value the assets, at minimum, once every twenty-four months based on the size of the exposure. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Appraisals on OREO may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. OREO and other repossessed assets marked to fair value are classified as Level 3. At December 31, 2024 OREO assets were in compliance with the OREO policy as set forth above, and substantially all of the assets were listed for sale with credible third-party real estate brokers.

81 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Financial Instruments In addition to financial instruments recorded at fair value in our financial statements, fair value accounting guidance requires disclosure of the fair value of all of an entity’s assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments. Recent Accounting Pronouncements and Developments Newly Adopted Pronouncements in 2024 On November 27, 2023, the FASB issued ASU 2023-07. Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which changes disclosures relating to reportable segments. The ASU expands the disclosure requirements relating to reportable segments, including requiring entities to disclose information about a reportable segment’s significant expenses, among other changes. The ASU does not change how an entity identifies reportable segments or the accounting for segments. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024, with early adoption permitted. The Company has one reporting segment therefore, will not impact our Consolidated Financial Statements; however, this ASU requires disclosure of the title and position of the chief operating decision maker and an explanation of how resources are allocated. The adoption of this ASU 2023-07 was effective for the Company on December 31, 2024 and did not have an impact to our Consolidated Financial Statements, See Note 22 - Segment Reporting to our Consolidated Financial Statements. On June 30, 2022, the Financial Accounting Standards Board (“FASB”) issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The FASB issued this ASU to (1) clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) amend a related illustrative example, and (3) introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments in this ASU also require the following disclosures for equity securities subject to contractual sale restrictions: (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet; (2) the nature and remaining duration of the restriction(s); and (3) the circumstances that could cause a lapse in the restriction(s). For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The adoption of this ASU was effective for the Company on March 31, 2024, but was first applied on June 30, 2024, concurrent with the purchase of equity securities, and did not have a significant impact to our Consolidated Financial Statements. Accounting Statements Issued but Not Yet Adopted Accounting Standards Update 2024-04 “Debt - Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2024-04”) clarifies wither the settlement of convertible debt, including debt containing cash conversion features at terms that are different from the terms included in the existing debt instrument, should be accounted for as an induced conversion or a debt extinguishment. Updates permit an entity to apply the new guidance on either a prospective or a retrospective basis. ASU 2024-04 is effective for public business entities January 1, 2026 and is not expected to have a significant impact on the Company’s financial statements. In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)” (“ASU 2024-03”). ASU 2024- 03 requires public entities to provide disaggregated disclosures, in the notes to the financial statements, of certain

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

categories of expenses that are included in expense line items on the face of the income statement. ASU 2024-03 is effective for the Company for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company will update its expense disclosures upon adoption.

On March 29, 2024 the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements, which amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. Generally, the amendments in ASU 2024-02 are not intended to result in significant accounting changes for most entities. The ASU is effective January 1, 2025 and is not expected to have a significant impact on the Company's financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the required disclosures primarily related to the income tax rate reconciliation and income taxes paid. The ASU requires an entity's income tax rate reconciliation to provide additional information for reconciling items meeting a quantitative threshold, and to disclose certain selected categories within the income tax rate reconciliation. The ASU also requires entities to disclose the amount of income taxes paid, disaggregated by federal, state and foreign taxes. The ASU is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements.

NOTE 2 – EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income allocated to common shareholders by the weighted average number of shares of common stock outstanding, less average participating shares during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The following table reconciles the numerators and denominators of basic and diluted earnings per common share calculations for the periods presented:

	Years ended December 31,		
(Dollars in Thousands, except share and per share data)	2024	2023	2022
Numerator for Earnings per Common Share – Basic and Diluted			
Net Income	$ 24,523	$ 23,384	$ 50,118
Less: Income allocated to participating shares	248	197	295
Net Income Allocated to Common Shareholders - Basic & Diluted	$ 24,275	$ 23,187	$ 49,823
Denominator:			
Weighted Average Shares Outstanding, including Shares Considered Participating Securities	23,050,444	23,438,413	24,741,454
Less: Average Participating Securities	233,295	197,870	145,665
Weighted Average Common Shares Outstanding - Basic & Diluted	22,817,149	23,240,543	24,595,789
Earnings per Common Share – Basic	$ 1.06	$ 1.00	$ 2.03
Earnings per Common Share – Diluted	$ 1.06	$ 1.00	$ 2.03

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Board of Governors of the FRB imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as an interest-bearing balance with the FRB. The Company had no required reserves for 2024, 2023 and 2022.

82

83 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 4 - INVESTMENT SECURITIES The following tables present the amortized cost and fair value of available-for-sale securities as of the dates presented: December 31, 2024 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Government Agency Securities $ 27,634 $ 36 $ (720) $ 26,950 Residential Mortgage-Backed Securities 106,593 3 (10,443) 96,153 Commercial Mortgage-Backed Securities 22,233 30 (676) 21,587 Other Commercial Mortgage-Backed Securities 24,064 — (2,094) 21,970 Asset Backed Securities 127,978 14 (9,471) 118,521 Collateralized Mortgage Obligations 158,610 8 (10,030) 148,588 States and Political Subdivisions 262,879 — (41,698) 221,181 Corporate Notes 70,750 — (7,300) 63,450 Total $ 800,741 $ 91 $ (82,432) $ 718,400 December 31, 2023 (Dollars in Thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value U.S. Government Agency Securities 44,185 398 (756) 43,827 Residential Mortgage-Backed Securities 110,726 — (11,576) 99,150 Commercial Mortgage-Backed Securities 31,578 336 (751) 31,163 Other Commercial Mortgage-Backed Securities 24,522 — (2,666) 21,856 Asset Backed Securities 150,832 — (10,826) 140,006 Collateralized Mortgage Obligations 174,396 — (12,863) 161,533 States and Political Subdivisions 263,557 — (41,449) 222,108 Corporate Notes 70,750 — (11,390) 59,360 Total $ 870,546 $ 734 $ (92,277) $ 779,003 The Company did not have securities classified as held-to-maturity at December 31, 2024 or December 31, 2023. The following table shows the composition of gross and net realized gains and losses for the periods presented: Years ended December 31, (Dollars in Thousands) 2024 2023 2022 Proceeds from Sales of Securities Available-for-Sale $ 17,953 $ 43,323 $ 19,777 Gross Realized Gains $ 68 $ 129 $ 208 Gross Realized Losses — (1,650) (162) Net Realized Gains (Losses) $ 68 $ (1,521) $ 46 Tax Impact $ 14 $ (319) $ 10 Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold. The net realized gains (losses) above reflect reclassification adjustments in the calculation of Other Comprehensive Income (Loss). The net realized gains (losses) are included in noninterest income as gains (losses) on sales of securities, net in the Consolidated Statements of Income. The tax impact is included in income tax provision in the Consolidated Statements of Income.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The amortized cost and fair value of available-for-sale debt securities are shown below by contractual maturity as of the date presented. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	December 31, 2024	
(Dollars in Thousands)	Amortized Cost	Fair Value
Due in One Year or Less	$ 35	$ 35
Due after One Year through Five Years	31,967	29,749
Due after Five Years through Ten Years	287,942	248,003
Due after Ten Years	41,319	33,794
Residential Mortgage-Backed Securities	106,593	96,153
Commercial Mortgage-Backed Securities	22,233	21,587
Other Commercial Mortgage-Backed Securities	24,064	21,970
Collateralized Mortgage Obligations	158,610	148,588
Asset Backed Securities	127,978	118,521
Total	$ 800,741	$ 718,400

At December 31, 2024 and December 31, 2023, there were no holdings of securities of any one issuer, other than those securities issued by or collateralized by the U.S. Government and its Agencies, in an amount greater than 10% of shareholders' equity. The carrying value of securities pledged for various regulatory and legal requirements was $300.1 million at December 31, 2024 and $215.5 million at December 31, 2023.

Available-for-sale securities with unrealized losses at December 31, 2024 and December 31, 2023, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, were as follows:

	December 31, 2024								
	Less Than 12 Months			12 Months or More			Total		
(Dollars in Thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Government Agency Securities	12	$ 6,574	$ (60)	18	$ 14,558	$ (660)	30	$ 21,132	$ (720)
Residential Mortgage-Backed Securities	1	7	—	40	95,326	(10,443)	41	95,333	(10,443)
Commercial Mortgage-Backed Securities	10	2,743	(8)	42	13,780	(668)	52	16,523	(676)
Other Commercial Mortgage-Backed Securities	—	—	—	8	21,970	(2,094)	8	21,970	(2,094)
Asset Backed Securities	1	1,176	(5)	27	76,333	(9,466)	28	77,509	(9,471)
Collateralized Mortgage Obligations	2	2,339	(2)	74	132,902	(10,028)	76	135,241	(10,030)
States and Political Subdivisions	—	—	—	153	221,181	(41,698)	153	221,181	(41,698)
Corporate Notes	—	—	—	21	63,450	(7,300)	21	63,450	(7,300)
Total Debt Securities	26	$ 12,839	$ (75)	383	$ 639,500	$ (82,357)	409	$ 652,339	$ (82,432)

84

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2023								
	Less Than 12 Months			12 Months or More			Total		
(Dollars in Thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury Securities	—	$ —	$ —	—	$ —	$ —	—	$ —	$ —
U.S. Government Agency Securities	7	6,567	(67)	15	15,848	(689)	22	22,415	(756)
Residential Mortgage-Backed Securities	—	—	—	43	99,150	(11,576)	43	99,150	(11,576)
Commercial Mortgage-Backed Securities	3	1,073	(3)	50	18,692	(748)	53	19,765	(751)
Other Commercial Mortgage-Backed Securities	—	—	—	9	21,856	(2,666)	9	21,856	(2,666)
Asset Backed Securities	2	2,530	(84)	52	137,476	(10,742)	54	140,006	(10,826)
Collateralized Mortgage Obligations	—	—	—	85	161,533	(12,863)	85	161,533	(12,863)
States and Political Subdivisions	—	—	—	153	222,108	(41,449)	153	222,108	(41,449)
Corporate Notes	—	—	—	21	59,360	(11,390)	21	59,360	(11,390)
Total Debt Securities	12	$ 10,170	$ (154)	428	$ 736,023	$ (92,123)	440	$ 746,193	$ (92,277)

The Company did not record an allowance for credit losses, ("ACL"), on its investment securities during the year ended December 31, 2024 or December 31, 2023 as the Company did not have any related impairment. The Company regularly reviews debt securities for expected credit loss using both qualitative and quantitative criteria, as necessary, based on the composition of the portfolio at period end.

As of December 31, 2024, management does not intend to sell any security in an unrealized loss position and it is not more than likely that it will be required to sell any such security before the recovery of its amortized cost basis. The unrealized losses on debt securities are primarily the result of interest rate changes, credit spread fluctuations, general financial market uncertainty and market volatility. These conditions should not prohibit the Company from receiving its contractual principal and interest payments on its debt securities. The fair value is expected to recover as the securities approach their maturity date or repricing date. It should be noted that we may occasionally sell securities to take advantage of market opportunities or as part of a strategic initiative.

The Company determined the unrealized losses detailed in the table above are not related to credit; therefore, no ACL has been recognized on the Company's securities. Should the impairment of any of these securities become credit related, the impairment will be recognized by establishing an ACL through (recovery) provision for credit losses in the period the credit related impairment is identified, while any non-credit loss will be recognized in accumulated other comprehensive loss, net of applicable taxes. During the year ended December 31, 2024 and December 31, 2023, the Company had no credit related net investment impairment losses.

Equity Securities

During 2024, the Company purchased $10.0 million of equity securities. These securities are separately reported as "equity securities" on the Company's Consolidated Balance Sheets. The equity securities consist of our investment in a market-rate, NASDAQ listed mutual fund that invests in high quality fixed income bonds, mainly government agency securities whose proceeds are designed to positively impact community development throughout the United States. The mutual fund mainly focuses on providing affordable housing to low-income and moderate-income borrowers and renters, including those in Majority Minority Census Tracts. The fund invests nationally, but individual bonds are designated to our bank that align with our current footprint. The Company's investment in the mutual fund is eligible for investment credit under the Community Reinvestment Act.

During the year ended December 31, 2024, the Company recognized an unrealized fair value gain of $41.0 thousand on these equity securities. This unrealized fair value gain is recorded in Other Income on the Consolidated Statements of Income.

85

Form 10-K

86 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 5 – LOANS The composition of the loan portfolio by dollar amount is shown in the table below: December 31, (Dollars in Thousands) 2024 2023 Commercial Commercial Real Estate $ 1,869,831 $ 1,670,631 Commercial and Industrial 230,483 271,511 Total Commercial Loans 2,100,314 1,942,142 Consumer Residential Mortgages 777,471 787,929 Other Consumer 28,908 34,277 Total Consumer Loans 806,379 822,206 Construction 462,930 436,349 Other 255,203 305,213 Total Loans $ 3,624,826 $ 3,505,910 We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, geography, collateral and industry while actively managing concentrations. When concentrations exist in certain segments, we seek to mitigate this risk by reviewing the relevant economic indicators and internal risk rating trends of the loans in these segments. The Company established transaction, relationship and specific loan segment limits in its loan policy. Total commercial real estate balances should not exceed the combination of 300% of total risk-based capital and growth in excess of 50% over the previous thirty-six months and construction loan balances should not exceed 100% of total risk-based capital. Investment real estate property types and purchased loan programs have individual dollar limits that should not be exceeded in the portfolio and are based on management’s risk tolerance relative to capital. In addition, there are specific targets for various categories of real estate loans with respect to debt service coverage ratios, loan-to- value ratios, loan terms, and amortization periods. We also have policy limits on loan-to-cost for construction projects. Although leverage is important, the Company also focuses on cash flow generation and employs stress testing to calculate a supportable loan amount. Unsecured loans pose higher risk for the Company due to the lack of a well-defined secondary source of repayment. Commercial unsecured loans are reserved for the best quality customers with well-established businesses that operate with low financial and operating leverage. The repayment capacity of the borrower should exceed the policy and guidelines for secured loans. The Company significantly increased the standards for consumer unsecured lending by adjusting upward the required qualifying Fair Isaac Corporation (“FICO”) scores and restricting loan amounts at lower FICO scores. Deferred costs and fees included in the portfolio balances above were $8.8 million and $7.2 million at December 31, 2024 and December 31, 2023, respectively. Discounts on purchased 1-4 family loans included in the portfolio balances above were $104.1 thousand and $133.4 thousand at December 31, 2024 and December 31, 2023, respectively. The Company had no loans held-for-sale as of December 31, 2024 and December 31, 2023, respectively. Loan Restructurings On April 1, 2022, the Company adopted the accounting guidance in ASU No. 2022-02, effective as of January 1, 2022, which eliminates the recognition and measurement of a TDR. Due to the removal of the TDR designation, the Company evaluates all loan restructurings according to the accounting guidance for loan modifications to determine if the restructuring results in a new loan or a continuation of the existing loan. Loan modifications to borrowers experiencing financial difficulty that result in a direct change in the timing or amount of contractual cash flows include situations where there is principal forgiveness, interest rate reductions, other-than-insignificant payment delays, term extensions, and combinations of the listed modifications. Therefore, the disclosures related to loan restructurings are only for modifications that directly affect cash flows.

87 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K A loan that is considered a restructured loan may be subject to the individually evaluated loan analysis if the commitment is $1.0 million or greater and/or based on management’s discretion; otherwise, the restructured loan remains in the appropriate segment in the ACL model. For a discussion with respect to reserve calculations regarding individually evaluated loans refer to the “Nonrecurring Basis” section in Note 7, Fair Value Measurements, in the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K. The following table shows the amortized cost basis as of December 31, 2024 and December 31, 2023 for the loans restructured during the twelve months ended December 31, 2024 and December 31, 2023 to borrowers experiencing financial difficulty, disaggregated by portfolio segment: Restructured Loans Restructured Loans Twelve Months Ended December 31, 2024 Twelve Months Ended December 31, 2023 (Dollars in Thousands) Number of Contracts Amortized Cost Basis % of Total Class of Financing Receivable Number of Contracts Amortized Cost Basis % of Total Class of Financing Receivable Accruing Restructured Loans Commercial Real Estate 1 $ 4,516 0.24% — $ — —% Commercial and Industrial 1 1,053 0.46% — — —% Residential Mortgages — — —% — — —% Other Consumer — — —% — — —% Construction — — —% — — —% Other — — —% — — —% Total Accruing Restructured Loans 2 $ 5,569 0.15% — $ — —% Nonaccrual Restructured Loans Commercial Real Estate 1 $ 419 0.02% — $ — —% Commercial and Industrial 1 19 0.01% — — —% Residential Mortgages 1 2,053 0.26% — — —% Other Consumer — — —% — — —% Construction — — —% — — —% Other 10 251,982 98.74% — — —% Total Nonaccrual Restructured Loans 13 $ 254,473 7.02% — $ — —% Total Restructured Loans 15 $ 260,042 7.17% — $ — —% The Company had no loans that were restructured during the twelve months ended December 31, 2023.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Bank closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified during the year ended December 31, 2024:

	Payment Status (Amortized Cost Basis)		
(Dollars in Thousands)	Current	30-89 Days Past Due	90+ Days Past Due
Accruing Restructured Loans			
Commercial Real Estate	$ 4,516	$ —	$ —
Commercial and Industrial	1,053	—	—
Residential Mortgages	—	—	—
Other Consumer	—	—	—
Construction	—	—	—
Other	—	—	—
Total Accruing Restructured Loans	$ 5,569	$ —	$ —
Nonaccrual Restructured Loans			
Commercial Real Estate	$ 419	$ —	$ —
Commercial and Industrial	19	—	—
Residential Mortgages	2,053	—	—
Other Consumer	—	—	—
Construction	—	—	—
Other	251,982	—	—
Total Nonaccrual Restructured Loans	$ 254,473	$ —	$ —
Total Restructured Loans	$ 260,042	$ —	$ —

The following table presents the amortized cost of modified loans to borrowers experiencing financial difficulty by portfolio segment and type of modification during the periods presented.

	Twelve Months Ended December 31, 2024					
(Dollars in Thousands)	Payment Delay	Accelerated Maturity Date/ Modified Rate	Term Extension/ Payment Delay	Term Extension/ Payment Delay/ Interest Rate Reduction	Total	% of Total Class of Financing Receivable
Commercial Real Estate	$ 4,516	$ —	$ 419	$ —	$ 4,935	0.26%
Commercial and Industrial	1,053	—	19	—	1,072	0.47%
Residential Mortgages	—	2,053	—	—	2,053	0.26%
Other	—	—	—	251,982	251,982	98.74%
Total	$ 5,569	$ 2,053	$ 438	$ 251,982	$ 260,042	7.17%

The following table describes the effect of loan modifications made to borrowers experiencing financial difficulty during the periods presented:

	Twelve Months Ended December 31, 2024				
(Dollars in Thousands)	Weighted-Average Payment Delay	Weighted-Average Accelerated Maturity Date	Weighted-Average Modified Rate	Weighted-Average Term Extension/ Payment Delay	Weighted-Average Interest Rate Reduction
Commercial Real Estate	0.17 years	—	—%	4.91 years	—%
Commercial and Industrial	21.83 years	—	—%	8.03 years	—%
Residential Mortgages	—	19.26 years	4.63%	—	—%
Other	—	—	—%	2.60 years	0.67%

88

89 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K As of December 31, 2024 and December 31, 2023, the Bank had no commitments to lend any additional funds on restructured loans. As of December 31, 2024 and December 31, 2023 the Bank had no loans that defaulted during the period and had been modified preceding the payment default when the borrower was experiencing financial difficulty at the time of modification. For purposes of this disclosure, a default occurs when, within 12 months of the original modification, either a full or partial charge-off occurs or the loan becomes 90 days or more past due. As of December 31, 2024 and December 31, 2023, the Company had $0.4 million and $2.0 million, respectively, of residential real estate in the process of foreclosure. We also had zero and $62 thousand in residential real estate included in OREO at December 31, 2024 and December 31, 2023, respectively. Loans to principal officers, directors and their affiliates during 2024 were as follows: (Dollars in Thousands) 2024 Beginning Balance $ 2,433 Principal Additions 1,718 Repayments (1,649) Balance at End of Year $ 2,502 NOTE 6 - ALLOWANCE FOR CREDIT LOSSES The Company maintains an ACL at a level determined to be adequate to absorb expected credit losses associated with the Company’s financial instruments over the life of those instruments as of the balance sheet date. The Company develops and documents a systematic ACL methodology based on the following portfolio segments: 1) Commercial Real Estate (“CRE”), 2) Commercial and Industrial, (“C&I”), 3) Residential Mortgages, 4) Other Consumer, 5) Construction and 6) Other. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. The following is a discussion of the key risks by portfolio segment that management assesses in preparing the ACL. CRE loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, strip malls and apartments. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business. C&I loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the borrower is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the borrower. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt. These loans are also made to local and state municipalities for various purposes including refinancing existing obligations, infrastructure up-fit and expansion, or to purchase new equipment. These loans may be secured by general obligations from the municipal authority or revenues generated by infrastructure and equipment financed by the Company. The primary repayment source for these loans include the tax base of the municipality, specific revenue streams related to the infrastructure financed, and other business operations of the municipal authority. The health and stability of state and local economies directly impacts each municipality’s tax basis and are important indicators of risk for this segment. The ability of each municipality to increase taxes and fees to offset debt service requirements give this type of loan a very low risk profile in the continuum of the Company’s loan portfolio. Residential Mortgages are loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residential mortgages, including purchased money mortgages. The primary source of repayment for these loans is the income of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

90 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Other Consumer loans are made to individuals and may be either secured by assets other than 1-4 family residences or unsecured. This segment includes auto loans and unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values. Construction loans include both commercial and consumer. Commercial loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer. Consumer loans are made for the construction of residential homes for which a binding sales contract exists and generally are for a period of time sufficient to complete construction. Residential construction loans to individuals generally provide for the payment of interest only during the construction phase. Credit risk for residential real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions that could impact demand for or supply of the property being constructed. Other loans, which includes the Company’s largest lending relationship, has unique risk attributes considered inconsistent with our current underwriting standards. The ACL reserve for the Other segment is based on a discounted cash flow methodology and reserves will fluctuate based on expected cash flow changes in the future. These inconsistencies may include, but are not limited to i) transaction and/or relationship sizes that exceed limits established in 2018, ii) overreliance on secondary, tertiary or guarantor cash flow, iii) land acquisition loans without a defined source of amortization, iv) loan structures on operating lines of credit dependent on the value of real estate rather than trading assets, and v) indirect liabilities of certain guarantees resulting from the nonpayment of financial obligations. Management continuously assesses underwriting standards, but significantly enhanced these standards in 2018. Current Expected Credit Losses (“CECL”) Model The CECL model is based on our best estimate of facts known with the most current information. Certain portions of the CECL model are inherently subjective and include, but are not limited to estimates with respect to: prepayment speeds, the timing of prepayments, potential losses given default, discount rates and the timing of future cash flows. Management utilizes widely published economic forecasts as the basis for the regression analysis used to estimate the probability of default in the baseline model. The peaks and troughs of these forecasts serve as guardrails for potential subjective adjustments. In addition to considering the outcomes based on the range of forecasts, management recognizes that the assumptions used in economic forecasts may not perfectly align with our market area, risk profile or unique attributes of our portfolio along with other important considerations. Severe changes in forecasts can also create significant variability and management must assess not only the absolute balance of reserves but also consider the appropriateness of the velocity of change. Therefore, management developed a framework to assess the tolerance and reasonableness of the CECL modeling process by challenging certain elements of the forecasts, when appropriate. These outcomes, known as “challenger models,” provide opportunities to examine and subjectively adjust the CECL model output and are designed to be counter cyclical, thereby reducing variability. Credit Quality Indicators: The Company’s portfolio grading analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company’s internal credit risk grading system is based on debt service coverage, collateral values and other subjective factors. Mortgage and consumer loans are defaulted to a pass grade until a loan migrates to past due status.

91 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The Company has a loan review policy and annual scope report that details the level of loan review for loans in a given year. The annual loan review provides the Credit Risk Committee with an independent analysis of the following: 1) credit quality of the loan portfolio, 2) compliance with the loan policy, 3) adequacy of documentation in credit files and 4) validity of risk ratings. Since 2020 and continuing through 2024, the Company used a five step approach for loan review in the following categories: • Individual reviews of the top twenty large loan relationships (“LLRs”), which are defined as any individual commercial loan or aggregate commercial relationship totaling $2.0 million or more; • A sampling of small LLRs, which are defined as individual commercial loans or relationships with aggregate exposure of $2.0 million or more but not included in the top twenty LLRs; • A sampling review of Executive Loan Committee modifications, including new and existing loans to provide perspective on the appropriateness of the modification in relation to established policies and procedures; • A sampling review of non-organic commercial loans and those commercial loans approved outside of the Executive Loan Committee; and • Focus reviews of various segments to evaluate emerging risk rather than individual loan risk. Focus reviews are performed annually on a rotational basis. The Company’s internally assigned grades are as follows: Pass – The Company uses six grades of pass, including its watch rating. Generally, a pass rating indicates that the loan is currently performing and is of high quality. Special Mention – Assets with potential weaknesses that warrant management’s close attention and if left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Substandard – Assets that are inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. Such assets are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful – Assets with all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable. Loss – Assets considered of such little value that its continuance on the books is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. The ability of borrowers to repay commercial loans is dependent upon the success of their business and general economic conditions. Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents loan balances by year of origination and internally assigned risk rating for our portfolio segments as of December 31:

	Risk Rating							
(Dollars in Thousands)	2024	2023	2022	2021	2020	2019 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Pass	$ 184,228	$ 279,983	$ 424,195	$ 241,233	$ 131,479	$ 553,289	$ 45,906	$1,860,313
Special Mention	2,400	—	—	—	—	60	—	2,460
Substandard	—	—	6,182	109	—	615	152	7,058
Total Commercial Real Estate	$ 186,628	$ 279,983	$ 430,377	$ 241,342	$ 131,479	$ 553,964	$ 46,058	$1,869,831
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Commercial and Industrial								
Pass	$ 1,130	$ 23,676	$ 14,268	$ 22,779	$ 19,702	$ 116,868	$ 28,989	$ 227,412
Special Mention	—	—	—	—	—	—	—	—
Substandard	19	—	666	1,026	33	—	1,327	3,071
Total Commercial and Industrial	$ 1,149	$ 23,676	$ 14,934	$ 23,805	$ 19,735	$ 116,868	$ 30,316	$ 230,483
YTD Gross Charge-offs	—	—	—	21	18	1	—	40
Residential Mortgages								
Pass	$ 28,491	$ 67,171	$ 251,772	$ 182,510	$ 68,182	$ 121,121	$ 53,267	$ 772,514
Special Mention	—	—	—	—	—	92	—	92
Substandard	—	—	527	—	2,053	1,597	688	4,865
Total Residential Mortgages	$ 28,491	$ 67,171	$ 252,299	$ 182,510	$ 70,235	$ 122,810	$ 53,955	$ 777,471
YTD Gross Charge-offs	—	1	—	—	—	31	—	32
Other Consumer								
Pass	$ 17,896	$ 5,042	$ 2,456	$ 905	$ 2,433	$ 124	$ 32	$ 28,888
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	1	8	11	—	—	—	20
Total Other Consumer	$ 17,896	$ 5,043	$ 2,464	$ 916	$ 2,433	$ 124	$ 32	$ 28,908
YTD Gross Charge-offs	250	119	965	378	27	20	—	1,759
Construction								
Pass	$ 97,922	$ 194,263	$ 138,982	$ 11,479	$ 2,408	$ 6,779	$ 6,390	$ 458,223
Special Mention	—	—	—	—	4,429	50	—	4,479
Substandard	—	—	—	185	43	—	—	228
Total Construction	$ 97,922	$ 194,263	$ 138,982	$ 11,664	$ 6,880	$ 6,829	$ 6,390	$ 462,930
YTD Gross Charge-offs	—	—	1	—	—	156	—	157
Other								
Pass	$ —	$ —	$ —	$ —	$ —	$ 3,221	$ —	$ 3,221
Special Mention	—	—	—	—	—	—	—	—
Substandard	251,982	—	—	—	—	—	—	251,982
Total Other Loans	$ 251,982	$ —	$ —	$ —	$ —	$ 3,221	$ —	$ 255,203
YTD Gross Charge-offs	15,000	—	—	—	—	—	—	15,000
Total Portfolio Loans								
Pass	$ 329,667	$ 570,135	$ 831,673	$ 458,906	$ 224,204	$ 801,402	$ 134,584	$3,350,571
Special Mention	2,400	—	—	—	4,429	202	—	7,031
Substandard	252,001	1	7,383	1,331	2,129	2,212	2,167	267,224
Total Portfolio Loans	$ 584,068	$ 570,136	$ 839,056	$ 460,237	$ 230,762	$ 803,816	$ 136,751	$3,624,826
Current YTD Period:								
YTD Gross Charge-offs	$ 15,250	$ 120	$ 966	$ 399	$ 45	$ 208	$ —	$ 16,988

92

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Risk Rating							
(Dollars in Thousands)	2023	2022	2021	2020	2019	2018 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Pass	$ 259,171	$ 434,639	$ 173,667	$ 142,494	$ 124,176	$ 503,965	$ 30,917	$1,669,029
Special Mention	—	—	206	—	—	72	—	278
Substandard	—	—	—	—	101	1,223	—	1,324
Total Commercial Real Estate	$ 259,171	$ 434,639	$ 173,873	$ 142,494	$ 124,277	$ 505,260	$ 30,917	$1,670,631
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Commercial and Industrial								
Pass	$ 24,863	$ 18,061	$ 37,566	$ 24,566	$ 2,636	$ 137,395	$ 23,535	$ 268,622
Special Mention	—	—	—	2,837	—	—	—	2,837
Substandard	—	—	—	18	14	1	19	52
Total Commercial and Industrial	$ 24,863	$ 18,061	$ 37,566	$ 27,421	$ 2,650	$ 137,396	$ 23,554	$ 271,511
YTD Gross Charge-offs	—	—	45	—	16	2	—	63
Residential Mortgages								
Pass	$ 79,247	$ 250,603	$ 194,014	$ 77,805	$ 43,633	$ 96,238	$ 42,550	$ 784,090
Special Mention	—	—	—	—	—	525	—	525
Substandard	—	—	1,142	—	860	1,070	242	3,314
Total Residential Mortgages	$ 79,247	$ 250,603	$ 195,156	$ 77,805	$ 44,493	$ 97,833	$ 42,792	$ 787,929
YTD Gross Charge-offs	—	—	136	—	—	67	—	203
Other Consumer								
Pass	$ 22,809	$ 4,494	$ 2,396	$ 3,936	$ 26	$ 187	$ 354	$ 34,202
Special Mention	—	—	—	—	—	—	—	—
Substandard	14	6	55	—	—	—	—	75
Total Other Consumer	$ 22,823	$ 4,500	$ 2,451	$ 3,936	$ 26	$ 187	$ 354	$ 34,277
YTD Gross Charge-offs	232	1,451	744	83	126	29	—	2,665
Construction								
Pass	$ 118,120	$ 162,794	$ 122,087	$ 10,837	$ 5,155	$ 6,280	$ 8,048	$ 433,321
Special Mention	—	—	—	—	—	60	—	60
Substandard	—	64	—	2,090	—	814	—	2,968
Total Construction	$ 118,120	$ 162,858	$ 122,087	$ 12,927	$ 5,155	$ 7,154	$ 8,048	$ 436,349
YTD Gross Charge-offs	—	—	—	—	—	42	—	42
Other								
Pass	$ —	$ —	$ —	$ —	$ —	$ 3,300	$ —	$ 3,300
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	301,913	—	301,913
Total Other Loans	$ —	$ —	$ —	$ —	$ —	$ 305,213	$ —	$ 305,213
YTD Gross Charge-offs	—	—	—	—	—	—	—	—
Total Portfolio Loans								
Pass	$ 504,210	$ 870,591	$ 529,730	$ 259,638	$ 175,626	$ 747,365	$ 105,404	$3,192,564
Special Mention	—	—	206	2,837	—	657	—	3,700
Substandard	14	70	1,197	2,108	975	305,021	261	309,646
Total Portfolio Loans	$ 504,224	$ 870,661	$ 531,133	$ 264,583	$ 176,601	$1,053,043	$ 105,665	$3,505,910
Current YTD Period:								
YTD Gross Charge-offs	$ 232	$ 1,451	$ 925	$ 83	$ 142	$ 140	$ —	$ 2,973

The Bank's largest credit relationship was nonperforming and rated as substandard at both December 31, 2024 and December 31, 2023 with an aggregate principal balance of $252.0 million and $301.9 million at December 31, 2024 and December 31, 2023, respectively.

93

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents loan balances by year of origination and performing and nonperforming status for our portfolio segments as of December 31, 2024:

(Dollars in Thousands)	2024	2023	2022	2021	2020	2019 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Performing	$ 186,628	$ 279,983	$ 430,076	$ 241,233	$ 131,479	$ 553,350	$ 45,906	$1,868,655
Nonperforming	—	—	301	109	—	614	152	1,176
Total Commercial Real Estate	$ 186,628	$ 279,983	$ 430,377	$ 241,342	$ 131,479	$ 553,964	$ 46,058	$1,869,831
Commercial and Industrial								
Performing	$ 1,130	$ 23,676	$ 14,934	$ 22,779	$ 19,702	$ 116,868	$ 30,316	$ 229,405
Nonperforming	19	—	—	1,026	33	—	—	1,078
Total Commercial and Industrial	$ 1,149	$ 23,676	$ 14,934	$ 23,805	$ 19,735	$ 116,868	$ 30,316	$ 230,483
Residential Mortgages								
Performing	$ 28,491	$ 67,171	$ 251,772	$ 182,510	$ 68,182	$ 121,213	$ 53,267	$ 772,606
Nonperforming	—	—	527	—	2,053	1,597	688	4,865
Total Residential Mortgages	$ 28,491	$ 67,171	$ 252,299	$ 182,510	$ 70,235	$ 122,810	$ 53,955	$ 777,471
Other Consumer								
Performing	$ 17,896	$ 5,043	$ 2,455	$ 905	$ 2,433	$ 124	$ 32	$ 28,888
Nonperforming	—	—	9	11	—	—	—	20
Total Other Consumer	$ 17,896	$ 5,043	$ 2,464	$ 916	$ 2,433	$ 124	$ 32	$ 28,908
Construction								
Performing	$ 97,922	$ 194,263	$ 138,982	$ 11,479	$ 6,837	$ 6,829	$ 6,390	$ 462,702
Nonperforming	—	—	—	185	43	—	—	228
Total Construction	$ 97,922	$ 194,263	$ 138,982	$ 11,664	$ 6,880	$ 6,829	$ 6,390	$ 462,930
Other								
Performing	$ —	$ —	$ —	$ —	$ —	$ 3,221	$ —	$ 3,221
Nonperforming	251,982	—	—	—	—	—	—	251,982
Total Other Loans	$ 251,982	$ —	$ —	$ —	$ —	$ 3,221	$ —	$ 255,203
Total Portfolio Loans								
Performing	$ 332,067	$ 570,136	$ 838,219	$ 458,906	$ 228,633	$ 801,605	$ 135,911	$3,365,477
Nonperforming	252,001	—	837	1,331	2,129	2,211	840	259,349
Total Portfolio Loans	$ 584,068	$ 570,136	$ 839,056	$ 460,237	$ 230,762	$ 803,816	$ 136,751	$3,624,826

94

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents loan balances by year of origination and performing and nonperforming status for our portfolio segments as of December 31, 2023:

(Dollars in Thousands)	2023	2022	2021	2020	2019	2018 and Prior	Revolving	Total Portfolio Loans
Commercial Real Estate								
Performing	$ 259,171	$ 434,639	$ 173,873	$ 142,494	$ 124,176	$ 504,037	$ 30,917	$1,669,307
Nonperforming	—	—	—	—	101	1,223	—	1,324
Total Commercial Real Estate	$ 259,171	$ 434,639	$ 173,873	$ 142,494	$ 124,277	$ 505,260	$ 30,917	$1,670,631
Commercial and Industrial								
Performing	$ 24,863	$ 18,061	$ 37,566	$ 27,403	$ 2,636	$ 137,395	$ 23,535	$ 271,459
Nonperforming	—	—	—	18	14	1	19	52
Total Commercial and Industrial	$ 24,863	$ 18,061	$ 37,566	$ 27,421	$ 2,650	$ 137,396	$ 23,554	$ 271,511
Residential Mortgages								
Performing	$ 79,247	$ 250,603	$ 194,014	$ 77,805	$ 43,633	$ 96,794	$ 42,550	$ 784,646
Nonperforming	—	—	1,142	—	860	1,039	242	3,283
Total Residential Mortgages	$ 79,247	$ 250,603	$ 195,156	$ 77,805	$ 44,493	$ 97,833	$ 42,792	$ 787,929
Other Consumer								
Performing	$ 22,809	$ 4,494	$ 2,412	$ 3,936	$ 26	$ 187	$ 354	$ 34,218
Nonperforming	14	6	39	—	—	—	—	59
Total Other Consumer	$ 22,823	$ 4,500	$ 2,451	$ 3,936	$ 26	$ 187	$ 354	$ 34,277
Construction								
Performing	$ 118,120	$ 162,858	$ 122,087	$ 10,837	$ 5,155	$ 6,340	$ 8,048	$ 433,445
Nonperforming	—	—	—	2,090	—	814	—	2,904
Total Construction	$ 118,120	$ 162,858	$ 122,087	$ 12,927	$ 5,155	$ 7,154	$ 8,048	$ 436,349
Other								
Performing	$ —	$ —	$ —	$ —	$ —	$ 3,300	$ —	$ 3,300
Nonperforming	—	—	—	—	—	301,913	—	301,913
Total Other Loans	$ —	$ —	$ —	$ —	$ —	$ 305,213	$ —	$ 305,213
Total Portfolio Loans								
Performing	$ 504,210	$ 870,655	$ 529,952	$ 262,475	$ 175,626	$ 748,053	$ 105,404	$3,196,375
Nonperforming	14	6	1,181	2,108	975	304,990	261	309,535
Total Portfolio Loans	$ 504,224	$ 870,661	$ 531,133	$ 264,583	$ 176,601	$1,053,043	$ 105,665	$3,505,910

Age Analysis of Past-Due Loans by Class

The following tables include an aging analysis of the recorded investment of past-due portfolio loans as the periods presented:

	December 31, 2024					
(Dollars in Thousands)	Current Loans	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Total 30-89 Days Past Due	Nonaccrual Loans	Total Portfolio Loans
Commercial Real Estate	$ 1,866,013	$ 2,642	$ —	$ 2,642	$ 1,176	$ 1,869,831
Commercial & Industrial	229,225	180	—	180	1,078	230,483
Residential Mortgages	771,689	867	50	917	4,865	777,471
Other Consumer	28,582	208	98	306	20	28,908
Construction	461,919	783	—	783	228	462,930
Other	3,221	—	—	—	251,982	255,203
Total	$ 3,360,649	$ 4,680	$ 148	$ 4,828	$ 259,349	$ 3,624,826

95

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2023					
(Dollars in Thousands)	Current Loans	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Total 30-89 Days Past Due	Nonaccrual Loans	Total Portfolio Loans
Commercial Real Estate	$ 1,668,988	$ 125	$ 194	$ 319	$ 1,324	$ 1,670,631
Commercial & Industrial	271,420	5	34	39	52	271,511
Residential Mortgages	782,765	1,846	35	1,881	3,283	787,929
Other Consumer	33,813	247	158	405	59	34,277
Construction	430,057	3,388	—	3,388	2,904	436,349
Other	3,300	—	—	—	301,913	305,213
Total	$ 3,190,343	$ 5,611	$ 421	$ 6,032	$ 309,535	$ 3,505,910

Loans past due 90 days or more and still accruing were zero at December 31, 2024 and 2023. Loans past due 90 days are automatically transferred to nonaccrual status.

There were no nonaccrual or past due loans related to loans held-for-sale as of December 31, 2024 and December 31, 2023, respectively.

The following table presents loans on nonaccrual status and loans past due 90 days or more and still accruing by portfolio segment of loan for the periods presented. There were no loans for the periods presented that were past due more than 90 days and still accruing.

	As of and for the year ended December 31, 2024				As of and for the year ended December 31, 2023			
(Dollars in Thousands)	Nonaccrual without an Allowance for Credit Losses	Nonaccrual with an Allowance for Credit Losses	Total Nonaccrual Loans	Past Due 90+ Days Still Accruing	Nonaccrual without an Allowance for Credit Losses	Nonaccrual with an Allowance for Credit Losses	Total Nonaccrual Loans	Past Due 90+ Days Still Accruing
Commercial Real Estate	$ —	$ 1,176	$ 1,176	$ —	$ 453	$ 871	$ 1,324	$ —
Commercial and Industrial	—	1,078	1,078	—	—	52	52	—
Residential Mortgages	2,053	2,812	4,865	—	1,142	2,141	3,283	—
Other Consumer	—	20	20	—	—	59	59	—
Construction	—	228	228	—	2,898	6	2,904	—
Other	—	251,982	251,982	—	—	301,913	301,913	—
Total Portfolio Loans	$ 2,053	$ 257,296	$ 259,349	$ —	$ 4,493	$ 305,042	$ 309,535	$ —

A loan is considered nonperforming when we transfer the interest methodology from accrual to nonaccrual. Nonaccrual status recognizes that the collection in full of both principal and interest is unlikely. Without applying additional scrutiny at a granular level, management believes delinquency to be a leading indicator with respect to the likelihood of collection in full of both principal and interest. Accordingly, management automatically transfers loans to nonaccrual status if they are 90 or more days' delinquent. Management reserves the right to exercise discretion at the individual loan level. For example, we may elect to transfer a loan to nonaccrual regardless of the delinquency status if we believe the collection in full of both principal and interest to be unlikely. We may also elect to retain a loan that is 90 or more days' delinquent in accrual status if we believe the loan is well secured and in the process of collection. Nonaccrual loans, and loans that have been characterized as restructured loans may be individually evaluated for credit losses in the Allowance for Credit Losses model if the loan commitment is $1.0 million or greater and/or based on management's discretion; unless we elect to maintain the loan in the general pool. During the years ended December 31, 2024 and December 31, 2023, respectively, no material amount of interest income was recognized on nonperforming loans subsequent to their classification as nonperforming loans.

96

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table presents the amortized cost basis of individually evaluated loans as of the periods presented. Changes in the fair value of the types of collateral and discounted cash flow modeling for individually evaluated loans are reported in the (recovery) provision for credit losses on loans in the period of change.

	December 31, 2024			
Collateral Type	Equipment	Single Family	Discounted	
(Dollars in Thousands)	Fair Value - Collateral		Cash Flow	Total
Commercial and Industrial	$ 1,026	$ —	$ —	$ 1,026
Residential Mortgage	—	2,053	—	2,053
Other	—	—	251,982	251,982
Total	$ 1,026	$ 2,053	$ 251,982	$ 255,061

	December 31, 2023				
Collateral Type	Office	Single Family	Land	Discounted	
(Dollars in Thousands)	Fair Value - Collateral			Cash Flow	Total
Commercial Real Estate	$ 453	$ —	$ —	$ —	$ 453
Residential Mortgage	—	1,142	—	—	1,142
Construction	—	2,090	808	—	2,898
Other	—	—	—	301,913	301,913
Total	$ 453	$ 3,232	$ 808	$ 301,913	$ 306,406

The following tables presents activity in the ACL for the periods presented:

	December 31, 2024						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Allowance for Credit Losses on Loans:							
Balance, Beginning of Year	$ 19,873	$ 3,286	$ 10,879	$ 868	$ 7,792	$ 54,354	$ 97,052
Provision (Recovery) for Credit Losses on Loans	273	(504)	(489)	1,078	3,662	(9,059)	(5,039)
Charge-offs	—	(40)	(32)	(1,759)	(157)	(15,000)	(16,988)
Recoveries	—	49	31	495	—	—	575
Net Recoveries / (Charge-offs)	—	9	(1)	(1,264)	(157)	(15,000)	(16,413)
Balance, End of Year	$ 20,146	$ 2,791	$ 10,389	$ 682	$ 11,297	$ 30,295	$ 75,600

	December 31, 2023						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Allowance for Credit Losses on Loans:							
Balance, Beginning of Year	$ 17,992	$ 3,980	$ 8,891	$ 1,329	$ 6,942	$ 54,718	$ 93,852
Provision (Recovery) for Credit Losses on Loans	1,881	(719)	2,081	1,729	892	(364)	5,500
Charge-offs	—	(63)	(203)	(2,665)	(42)	—	(2,973)
Recoveries	—	88	110	475	—	—	673
Net Recoveries / (Charge-offs)	—	25	(93)	(2,190) $	(42)	—	(2,300)
Balance, End of Year	$ 19,873	$ 3,286	$ 10,879	$ 868	$ 7,792	$ 54,354	$ 97,052

	December 31, 2022						
(Dollars in Thousands)	Commercial Real Estate	Commercial & Industrial	Residential Mortgages	Other Consumer	Construction	Other	Total
Allowance for Credit Losses on Loans:							
Balance, Beginning of Year	$ 17,297	$ 4,111	$ 4,368	$ 1,493	$ 6,939	$ 61,731	$ 95,939
Provision (Recovery) for Credit Losses on Loans	695	3,304	4,470	1,109	(146)	(7,013)	2,419
Charge-offs	—	(3,436)	(46)	(1,677)	—	—	(5,159)
Recoveries	—	1	99	404	149	—	653
Net (Charge-offs) / Recoveries	—	(3,435)	53	(1,273)	149	—	(4,506)
Balance, End of Year	$ 17,992	$ 3,980	$ 8,891	$ 1,329	$ 6,942	$ 54,718	$ 93,852

97

Form 10-K

98 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 7 - FAIR VALUE MEASUREMENTS The following tables present the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at the dates presented: December 31, 2024 (Dollars in Thousands) Carrying Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Securities Available-for-Sale: U.S. Government Agency Securities $ 26,950 $ — $ 26,950 $ — Residential Mortgage-Backed Securities 96,153 — 96,153 — Commercial Mortgage-Backed Securities 21,587 — 21,587 — Other Commercial Mortgage-Backed Securities 21,970 — 21,970 — Asset Backed Securities 118,521 — 118,521 — Collateralized Mortgage Obligations 148,588 — 148,588 — States and Political Subdivisions 221,181 — 221,181 — Corporate Notes 63,450 — 55,692 7,758 Total Securities Available-for-Sale 718,400 — 710,642 7,758 Equity Securities 10,041 10,041 — — Portfolio Loan Pool Subject to Fair Value Hedge 622 — 622 — Derivatives 17,356 — 17,356 — Total $ 746,419 $ 10,041 $ 728,620 $ 7,758 Liabilities Derivatives $ 17,710 $ — $ 17,710 $ — Total $ 17,710 $ — $ 17,710 $ — December 31, 2023 (Dollars in Thousands) Carrying Value Quoted Prices In Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Assets Securities Available-for-Sale: U.S. Government Agency Securities $ 43,827 $ — $ 43,827 $ — Residential Mortgage-Backed Securities 99,150 — 99,150 — Commercial Mortgage-Backed Securities 31,163 — 31,163 — Other Commercial Mortgage-Backed Securities 21,856 — 21,856 — Asset Backed Securities 140,006 — 140,006 — Collateralized Mortgage Obligations 161,533 — 161,533 — States and Political Subdivisions 222,108 — 222,108 — Corporate Notes 59,360 — 52,041 7,319 Total Securities Available-for-Sale 779,003 — 771,684 7,319 Derivatives 17,440 — 17,440 — Total $ 796,443 $ — $ 789,124 $ 7,319 Liabilities Derivatives $ 17,228 $ — $ 17,228 $ — Total $ 17,228 $ — $ 17,228 $ — We have invested in subordinated debt of other financial institutions. We have two securities totaling $7.8 million that are considered to be Level 3 securities at December 31, 2024 and two totaling $7.3 million at December 31, 2023, attributable to the calculated change in fair value of $0.5 million. The Level 3 fair value is benchmarked to other securities that have observable market values in Level 2 using comparable financial ratio analysis specific to the

99 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K industry in which the underlying company operates. The underwriting includes considerations of capital adequacy, asset quality trends, management’s ability to continue efficient and profitable operations, the institution’s core earnings ability, liquidity management platform and current on and off-balance sheet interest rate risk exposures. Financial assets measured at fair value on a nonrecurring basis at December 31, 2024 and 2023 are summarized below: December 31, 2024 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $ — $ — $ 659 $ 659 Individually Evaluated Loans $ — $ — $ 579 $ 579 December 31, 2023 (Dollars in Thousands) Level 1 Level 2 Level 3 Fair Value OREO $ — $ — $ 2,463 $ 2,463 Individually Evaluated Loans $ — $ — $ — $ — The Company had one C&I individually evaluated loan totaling $0.6 million measured at fair value on a nonrecurring basis as of December 31, 2024 and zero at December 31, 2023. The Company’s largest credit relationship is classified as an individually evaluated loan with a net carrying amount totaling $221.7 million at December 31, 2024 and $247.6 million at December 31, 2023. The Company utilized various cash flow and discounting assumptions in the alternative modeling, instead of fair value, which resulted in a valuation allowance of $30.7 million at December 31, 2024 and $54.3 million at December 31, 2023. When evaluating the net carrying value of this credit relationship at December 31, 2024, the Company utilized discounted cash flow valuation techniques to estimate the timing and magnitude of potential recoveries resulting from various collection processes. OREO, which is measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $0.7 million as of December 31, 2024, compared with $2.5 million at December 31, 2023, primarily due to sales offset by transfers to OREO for loans. The Company had $0.2 million write-downs recorded on OREO for the year ended December 31, 2024 and had $1.1 million write-downs recorded on OREO for the year ended December 31, 2023. The following tables summarize the Company’s assets that were measured at fair value on a nonrecurring basis as of December 31, 2024 and 2023: December 31, 2024 (Dollars in Thousands) Fair Value Valuation Technique Unobservable Inputs Weighted Range Average Assets Individually Evaluated Loans $ 579 Appraisals Estimated Selling Costs 3.5% 3.5% Total Individually Evaluated Loans $ 579 OREO $ — Appraisals Estimated Selling Costs —% —% OREO 143 Internal Valuations Estimated Selling Costs 5.0% 5.0% OREO 516 Discounted Internal Valuations Management’s Subject Discount 24.0% 24.0% Total OREO $ 659 December 31, 2023 (Dollars in Thousands) Fair Value Valuation Technique Unobservable Inputs Weighted Range Average Assets OREO $ 130 Appraisals Estimated Selling Costs 6.0% 6.0% OREO 142 Internal Valuations Estimated Selling Costs 5.0% 5.0% OREO 2,191 Discounted Internal Valuations Management’s Subject Discount 0.0% - 24.0% 15.6% Total OREO $ 2,463

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A baseline discount rate has been established for impairment measurement. This baseline discount rate was back tested against historical OREO sales, and therefore, represents an average recovery rate based on the transaction sizes and asset types in the population examined. Management considers the unique attributes and characteristics of each specific individually evaluated loan and may use judgment to adjust the baseline discount rate when appropriate.

The carrying values and estimated fair values of our financial instruments at December 31, 2024 and December 31, 2023 are presented in the following tables. Fair values for December 31, 2024 and December 31, 2023 are estimated under the exit price notion in accordance with ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities."

GAAP requires disclosure of fair value information about financial instruments carried at book value on the Consolidated Balance Sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

		Fair Value Measurements at December 31, 2024			
(Dollars in Thousands)	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Cash Equivalents	$ 131,171	$ 39,608	$ 91,563	$ —	$ 131,171
Securities Available-for-Sale	718,400	—	710,642	7,758	718,400
Equity Securities	10,041	10,041	—	—	10,041
Portfolio Loans, net	3,549,226	—	—	3,379,192	3,379,192
Federal Home Loan Bank Stock, at Cost	6,487	—	—	NA	NA
Other Assets- Interest Rate Derivatives	17,356	—	17,356	—	17,356
Accrued Interest Receivable	17,842	—	4,406	13,436	17,842
Financial Liabilities:					
Deposits	$ 4,153,421	$ 634,436	$ 1,594,615	$ 1,937,914	$ 4,166,965
Other Liabilities- Interest Rate Derivatives	17,710	—	17,710	—	17,710
FHLB Borrowings	70,000	—	—	69,604	69,604
Accrued Interest Payable	8,218	—	5	8,213	8,218

		Fair Value Measurements at December 31, 2023			
(Dollars in Thousands)	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash and Cash Equivalents	$ 54,529	$ 39,676	$ 14,853	$ —	$ 54,529
Securities Available-for-Sale	779,003	—	771,684	7,319	779,003
Portfolio Loans, net	3,408,858	—	—	3,177,715	3,177,715
Federal Home Loan Bank Stock, at Cost	21,626	—	—	NA	NA
Other Assets- Interest Rate Derivatives	17,440	—	17,440	—	17,440
Accrued Interest Receivable	18,877	—	5,368	13,509	18,877
Financial Liabilities:					
Deposits	$ 3,721,915	$ 685,218	$ 1,450,046	$ 1,599,043	$ 3,734,307
Other Liabilities- Interest Rate Derivatives	17,228	—	17,228	—	17,228
FHLB Borrowings	393,400	—	—	392,696	392,696
Accrued Interest Payable	7,288	—	—	7,288	7,288

100

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - RIGHT-OF-USE ("ROU") ASSETS AND LEASE LIABILITIES

The Company has nine lease contracts, including seven finance leases and two operating leases at December 31, 2024. These leases are for our branch and loan production facilities. There were two new lease agreements entered into in 2024.

The following table presents our lease expense for finance and operating leases for the periods presented:

	December 31,		
(Dollars in Thousands)	2024	2023	2022
Operating Lease Expense	$ 124	$ 48	$ —
Amortization of ROU Assets - finance leases	490	365	374
Interest on lease liabilities - finance leases	462	292	287
Total Lease Expense	$ 1,076	$ 705	$ 661

ROU assets are included in other assets in the Consolidated Balance Sheets. The following table presents our ROU assets, cash flows, weighted average lease terms, discount rates for finance and operating leases and ROU assets obtained in exchange for lease liabilities for the periods presented:

	December 31,	
(Dollars in Thousands)	2024	2023
Operating Leases		
ROU assets	$ 294	$ 419
Operating cash flows	$ 167	$ 87
Finance Leases		
ROU assets	$ 9,560	$ 6,988
Operating cash flows	$ 462	$ 292
Financing cash flows	$ 179	$ 185
Weighted Average Lease Term - Years		
Operating leases	2.8 years	3.3 years
Finance leases	16.2 years	17.9 years
Weighted Average Discount Rate		
Operating leases	6.60%	6.60%
Finance leases	5.70%	5.20%
ROU Assets obtained in exchange for Lease Liabilities		
Operating leases	$ —	$ —
Finance leases	$ 2,995	$ 1,464

Lease liabilities are included in other liabilities in the Consolidated Balance Sheets. The following table presents the maturity analysis of lease liabilities for finance and operating leases as of December 31, 2024:

(Dollars in Thousands)	Finance	Operating	Total
Maturity Analysis			
2025	$ 801	$ 131	$ 932
2026	862	107	969
2027	885	89	974
2028	904	—	904
2029	923	—	923
Thereafter	11,454	—	11,454
Total	15,829	327	16,156
Less: Present value discount	(5,726)	(28)	(5,754)
Lease Liabilities	$ 10,103	$ 299	$ 10,402

101

Form 10-K

102 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 9 - PREMISES AND EQUIPMENT Premises and equipment are stated at cost less accumulated depreciation as follows: December 31, (Dollars in Thousands) 2024 2023 Land $ 18,610 $ 18,826 Bank Premises 59,857 58,983 Furniture and Equipment 40,361 35,772 Leasehold Improvements 3,023 1,579 Total Premises and Equipment 121,851 115,160 Accumulated Depreciation (47,522) (41,453) Total $ 74,329 $ 73,707 At both December 31, 2024 and December 31, 2023, we had no bank premises and equipment held-for-sale. Depreciation expense is included under occupancy expense, net in the Consolidated Statements of Income totaling $7.1 million in 2024, $6.2 million in 2023, and $6.1 million in 2022. Real estate on closed branches was valued based on recent comparative market values received from a real estate broker. The Company had $0.2 million in write-downs in 2024 and write-downs in the amount of $0.5 million and $0.6 million were recognized during 2023 and 2022, respectively. These write-downs on closed branches are included in other expense in the Consolidated Statements of Income. The net remaining carrying value of $0.7 million and $2.3 million is classified as OREO in the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. NOTE 10 - OTHER REAL ESTATE OWNED The following table presents OREO activity as of the dates presented: Year Ended December 31, (Dollars in Thousands) 2024 2023 2022 Beginning of Year Balance $ 2,463 $ 8,393 $ 10,916 Loans Transferred to OREO 1,181 110 74 Transfer of Closed Retail Offices to OREO 348 1,854 2,675 Direct Write-Downs (160) (1,117) (741) Cash Proceeds from Pay-downs — (397) (422) Sales of OREO (3,173) (6,380) (4,109) End of Year Balance $ 659 $ 2,463 $ 8,393 At December 31, 2024, 2023, and 2022, the balance of OREO was zero, $0.2 million, and $7.3 million, respectively, of foreclosed properties recorded as a result of obtaining physical possession of the asset. At December 31, 2024 and 2023, the recorded investment of foreclosed residential real estate was zero and $62 thousand, respectively. At December 31, 2024 and 2023, the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceeds are in process is $0.4 million and $2.0 million, respectively. Income and expenses applicable to foreclosed assets include the following: Year Ended December 31, (Dollars in Thousands) 2024 2023 2022 Provision for Losses $ 160 $ 1,117 $ 741 Operating Expenses, net of Rental Income 37 178 293 Net Gain on Sales (1,026) (17) (309) OREO (Income) Expense $ (829) $ 1,278 $ 725

103 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 11 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES In accordance with applicable accounting guidance for derivatives and hedging, all derivatives are recognized as either assets or liabilities on the Consolidated Balance Sheets at fair value. Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a commercial customer while at the same time entering into an offsetting interest rate swap with another financial institution, or counterparty. In connection with each transaction, the Company originates a floating rate loan to the customer at a notional amount. In turn, the customer contracts with the counterparty to swap the stream of cash flows associated with the floating interest rate loan with the Company for a stream of fixed interest rate cash flows based on the same notional amount as the Company’s loan. The transaction allows the customer to effectively convert a variable rate loan to a fixed rate loan with the Company receiving a variable rate. These agreements could have floors or caps on the contracted interest rates. Effective July 11, 2024, the Company entered into two related pay-fixed/receive-floating interest rate swaps (the “Pay- Fixed Swap Agreements”) for a combined notional amount of $300.0 million. The Pay-Fixed Swap Agreements were designated as fair value hedges in order to hedge the risk of changes in the fair value of the fixed rate loans included in amortizing single family mortgages and CRE loans. These fair value hedges were utilized to convert the hedged loans from a fixed rate to a synthetic floating SOFR. On December 19, 2024, the Company terminated the first Pay-Fixed Swap Agreement with an original notional value of $175.0 million that would have matured on July 11, 2029. Negative interest income adjustments related to the termination of this hedge was $154 thousand. As of December 31, 2024, the Company had one remaining Pay-Fixed Swap Agreement in place with an original notional value of $125.0 million, contractual maturity date of July 11, 2027 and a fair value of $0.6 million. Under the remaining Pay-Fixed Swap Agreement the Company will pay a fixed coupon rate of 4.188% while receiving the overnight SOFR. As long as a hedging instrument is designated and the results of the effectiveness testing support that the instrument qualifies for hedge accounting treatment, 100% of the periodic changes in fair value of the hedging instrument are accounted for in net interest income. The fair value of the remaining hedge is recorded in either other assets or in other liabilities depending on the position of the hedge, and the offset is recorded in loans. This is the case whether or not economic mismatches exist in the hedging relationship. As a result, there is no periodic measurement or recognition of ineffectiveness. Rather, the full impact of hedge gains and losses is recognized in the period in which the hedged transactions impact earnings. The remaining hedge was determined to be effective during all periods presented and the Company expects them to remain effective during the remaining terms. Pursuant to agreements with various financial institutions, the Company may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions. Based upon current positions and related future collateral requirements relating to them, management believes any effect on our cash flow or liquidity position to be immaterial. Derivatives contain an element of credit risk, the possibility that the Company will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by the Asset and Liability Committee (“ALCO”) and all derivatives with customers are approved by a team of members from senior management who have been trained to understand the risk associated with interest rate swaps and have past industry experience. Interest rate swaps are considered derivatives but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives are recorded in current earnings in the Consolidated Statements of Income.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table indicates the amounts representing the fair value of derivative assets and derivative liabilities at December 31:

	Fair Values of Derivative Instruments Asset Derivatives (Included in Other Assets)					
	2024			2023		
(Dollars in Thousands)	Number of Transactions	Notional Amount	Fair Value	Number of Transactions	Notional Amount	Fair Value
Derivatives Designated as Hedging Instruments						
Interest Rate Swaps - Balance Sheet Hedge	—	$ —	$ —	—	$ —	$ —
Total Derivatives Designated as Hedging Instruments	—	$ —	$ —	—	$ —	$ —
Derivatives not Designated as Hedging Instruments						
Interest Rate Lock Commitments – Mortgage Loans	3	$ 866	$ 2	3	$ 620	$ 3
Interest Rate Swap Contracts – Commercial Loans	56	368,850	17,354	58	387,144	17,437
Total Derivatives not Designated as Hedging Instruments	59	$ 369,716	$ 17,356	61	$ 387,764	$ 17,440
Total Derivatives	59	$ 369,716	$ 17,356	61	$ 387,764	$ 17,440

	Fair Values of Derivative Instruments Liability Derivatives (Included in Other Liabilities)					
	2024			2023		
(Dollars in Thousands)	Number of Transactions	Notional Amount	Fair Value	Number of Transactions	Notional Amount	Fair Value
Derivatives Designated as Hedging Instruments						
Interest Rate Swaps - Balance Sheet Hedge	1	$ 125,000	$ 554	—	$ —	$ —
Total Derivatives Designated as Hedging Instruments	1	$ 125,000	$ 554	—	$ —	$ —
Derivatives not Designated as Hedging Instruments						
Forward Sale Contracts – Mortgage Loans	3	$ 866	$ 2	3	$ 620	$ 3
Interest Rate Swap Contracts – Commercial Loans	56	368,850	17,154	58	387,144	17,225
Total Derivatives not Designated as Hedging Instruments	59	$ 369,716	$ 17,156	61	$ 387,764	$ 17,228
Total Derivatives	60	$ 494,716	$ 17,710	61	$ 387,764	$ 17,228

The following table indicates the (loss) income recognized within "other noninterest income" in the Consolidated Statements of Income for derivatives for the years ended December 31:

(Dollars in Thousands)	2024	2023	2022
Derivatives Designated as Hedging Instruments			
Interest Rate Swaps - Balance Sheet Hedge	$ (125)	$ —	$ —
Total Derivative Loss Designated as Hedging Instruments	(125)	—	—
Derivatives not Designated as Hedging Instruments			
Interest Rate Lock Commitments – Mortgage Loans	(1)	2	1
Forward Sale Contracts – Mortgage Loans	1	(2)	(1)
Interest Rate Swap Contracts – Commercial Loans	(12)	(219)	605
Total Derivative (Loss) Income not Designated as Hedging Instruments	(12)	(219)	605
Net Derivative (Loss) Income	$ (137)	$ (219)	$ 605

Presenting offsetting derivatives that are subject to legally enforceable netting arrangements with the same party is permitted. For example, we may have a derivative asset and a derivative liability with the same counterparty to a swap transaction and are permitted to offset the asset position and the liability position resulting in a net presentation.

104

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table indicates the gross amounts of derivative assets and derivative liabilities designated as hedging instruments and not designated as hedging instruments, the amounts offset and the carrying values included in the Consolidated Balance Sheets at December 31:

	Asset Derivatives (Included in Other Assets)		Liability Derivatives (Included in Other Liabilities)	
(Dollars in Thousands)	2024	2023	2024	2023
Derivatives Designated as Hedging Instruments				
Gross Amounts Recognized	$ —	$ —	$ 592	$ —
Gross Amounts Offset	—	—	38	—
Net Amounts Presented in the Consolidated Balance Sheets	—	—	554	—
Derivatives not Designated as Hedging Instruments				
Gross Amounts Recognized	17,356	17,440	17,156	17,228
Gross Amounts Offset	—	—	—	—
Net Amounts Presented in the Consolidated Balance Sheets	17,356	17,440	17,156	17,228
Net Amount	$ 17,356	$ 17,440	$ 17,710	$ 17,228

NOTE 12 – DEPOSITS

The following table presents the composition of deposits at December 31:

(Dollars in Thousands)	2024	2023
Noninterest-Bearing Demand	$ 634,436	$ 685,218
Interest-Bearing Demand	726,947	481,506
Money Market	512,162	513,664
Savings	355,506	454,876
Certificates of Deposits	1,924,370	1,586,651
Total	$ 4,153,421	$ 3,721,915

All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. The Dodd-Frank Act, signed into law on July 21, 2010, makes permanent the $250,000 limit for federal deposit insurance and the coverage limit applies per depositor, per insured depository institution for each account ownership. Certificates of deposits that exceed the FDIC Insurance limit of $250,000 at year-end 2024 and 2023 were $297.9 million and $305.0 million, respectively.

At December 31, 2024 and December 31, 2023, total brokered deposits (excluding the CDARS and ICS two-way) were $196.1 million and $70.0 million, respectively, which are included within the "certificates of deposit" line item in the Consolidated Balance Sheet.

Certificates of Deposit maturing as of December 31:

(Dollars in Thousands)	2024
2025	$ 1,537,107
2026	198,330
2027	77,492
2028	68,081
2029	42,912
Thereafter	448
Total	$ 1,924,370

Overdrafts reclassified to loans were $0.3 million at both December 31, 2024 and December 31, 2023, respectively.

105

Form 10-K

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Total deposit dollars from executive officers, directors, and their related interests at December 31, 2024 and 2023, respectively, were $2.3 million and $1.8 million.

NOTE 13 – FEDERAL HOME LOAN BANK BORROWINGS AND FEDERAL FUNDS PURCHASED

Borrowings serve as an additional source of liquidity for the Company. The Company had $70.0 million FHLB borrowings at December 31, 2024 and $393.4 million at December 31, 2023. FHLB borrowings are fixed and variable rate advances for various terms and are secured by a blanket lien on select residential mortgages, select multifamily loans, and select commercial real estate loans. Variable rate FHLB borrowings were zero and 5.6% of total borrowings at December 31, 2024 and December 31, 2023, respectively. The FHLB charges prepayment fees for advances that are repaid before maturity, which is the net present value between current market rates and the fixed rate on each borrowing. Total loans pledged as collateral were $1.6 billion at December 31, 2024 and $1.5 billion at December 31, 2023. There were no securities available-for-sale pledged as collateral at both December 31, 2024 and December 31, 2023, respectively.

At December 31, 2024, funding sources accessible to the Company include borrowing availability at the FHLB, equal to 25% of the Company's assets or approximately $1.2 billion, subject to the amount of eligible collateral pledged, of which the Company is eligible to borrow up to an additional $735.3 million. The Company has unsecured facilities with three other correspondent financial institutions totaling $30.0 million at December 31, 2024 and $50.0 million at December 31, 2023, respectively, a fully secured facility with one other correspondent financial institution totaling $45.0 million at December 31, 2024 and zero at December 31, 2023, and access to the institutional certificate of deposit ("CD") and brokered deposit markets. The Company did not have outstanding borrowings on these fed funds lines as of December 31, 2024 or December 31, 2023. The Company had the capacity to borrow up to an additional $480.3 million from the FHLB at December 31, 2023.

The following table represents the balance of FHLB borrowings, the weighted average interest rate, the interest expense and the borrowing availability for the years ended December 31:

(Dollars in Thousands)	2024	2023	2022
FHLB Borrowings	$ 70,000	$ 393,400	$ 180,550
Weighted Average Interest Rate	4.02%	5.20%	4.48%
Interest Expense	$ 11,379	$ 20,822	$ 1,163
FHLB Availability	$ 735,294	$ 480,266	$ 676,746

The following table represents the balance of federal funds purchased, the weighted average interest rate, the interest expense and the borrowing availability for the years ended December 31:

(Dollars in Thousands)	2024	2023	2022
Federal Funds Purchased	$ —	$ —	$ 17,870
Weighted Average Interest Rate	—%	—%	4.65%
Interest Expense	$ —	$ 368	$ 188
Federal Funds Purchased Availability	$ 75,000	$ 50,000	$ 127,130

Scheduled annual maturities and weighted average interest rates for FHLB borrowings for each of the five years subsequent to December 31, 2024 and thereafter are as follows:

(Dollars in Thousands)	Balance	Weighted Average Rate
2025	$ 25,000	4.13%
2026	45,000	3.96%
2027	—	—%
2028	—	—%
2029	—	—%
Thereafter	—	—%
Total FHLB Borrowings	$ 70,000	4.02%

106

107 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 14 - EMPLOYEE BENEFIT PLANS The Company has adopted an integrated profit sharing plan, which allows for elective deferrals and non-elective profit sharing contributions. Associates become eligible for the elective deferrals at the beginning of the quarter after they have been employed at least a month and have reached the age of twenty years and six months. Associates are eligible for the non-elective profit sharing contributions at the beginning of the quarter after they have been employed six months, have reached the age of twenty years and six months, and are not participating in one of the Company’s annual incentive programs. Vesting for the non-elective profit sharing contribution is based on years of service to the Company, with a year being any year an associate works a minimum of 1,000 hours. The following table details the vesting schedule based on years of service for participants: 1 Year of Service 20% Vested 2 Years of Service 40% Vested 3 Years of Service 60% Vested 4 Years of Service 80% Vested 5 Years of Service 100% Vested Any participant who has reached the age of 62 is fully vested regardless of length of service. Each participant in the plan (who has not reached age 62) becomes 100% vested after five (5) years of service. The non-elective contribution to the plan is determined each year by the Company’s Board of Directors (the “Board”) and thus may fluctuate in amount from year to year. The contribution by the Company, which includes contributions to the nonqualified plan discussed below, was $0.5 million in 2024, $0.4 million in 2023 and $1.0 million in 2022. These amounts are included in salaries and employee benefits in the Consolidated Statements of Income. Beginning in 2019, our integrated profit sharing plan includes a Company match based upon an associate’s elective deferral. This elective deferral is subject to dollar limits announced annually by the Internal Revenue Service (“IRS”). Elective deferrals are matched equal to 100% of the first 3% deferred and 50% of the next 2%, producing a maximum 4% match. Expense for this deferral match was $1.4 million, $1.4 million and $1.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Bank entered into a Nonqualified Profit Sharing Plan originally on December 30, 1996, which was subsequently amended and restated effective December 20, 2007. The purpose of the Nonqualified Profit Sharing Plan was to provide additional benefits to be paid to the executive upon the occurrence of a “Distributable Event,” which is either termination or death. The Board of Directors of the Bank (the “Bank Board”) approved the amended plan on December 20, 2007. Since its inception, the Bank’s former Chairman and Chief Executive Officer was the only executive who participated in the Nonqualified Profit Sharing Plan. In April 2017, a Distributable Event occurred, in which distributions will occur over 45 quarterly payments. The value of the plan was $0.5 million as of December 31, 2024, and was solely comprised of cash. The quarterly distributions began on January 1, 2018 and will continue to be paid out in equal quarterly installments approximating $30 thousand. On December 15, 2020, the Bank adopted an unfunded, nonqualified deferred compensation plan, called the Nonqualified Deferred Compensation Plan, to provide (i) certain key executives of the Bank (beginning after the date of adoption) the opportunity to defer to a later year on a pre-tax basis certain compensation without being subject to the dollar limits that apply to these associates under the Bank’s tax-qualified integrated profit-sharing plan and (ii) the Bank’s non-employee directors (beginning in January 2022) the opportunity to defer to a later year on a pre- tax basis certain director fees. The compensation and fees (and related earnings) deferred under this plan are held in a grantor trust until paid to the participants and remain subject to the claims of the creditors of the Bank and Company until paid to the participants. The balance in the nonqualified deferred compensation plan at December 31, 2024 and December 31, 2023 was $596.3 thousand and $447.8 thousand, respectively.

108 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 15 – INCENTIVE AND RESTRICTED STOCK PLAN The Bank Board adopted the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan on March 29, 2018 based on the recommendation of the Bank’s Nominating and Compensation Committee (now, a committee of the Company, the “Committee”), which became effective on June 27, 2018. In connection with the Reorganization, the Company adopted and assumed the Carter Bank & Trust 2018 Omnibus Equity Incentive Plan as its own (now the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, or, for purposes of this discussion, the “Plan”). The Plan reserves a total 2,000,000 shares of common stock for issuance and provides for the grant to key associates and non-employee directors of the Company and its subsidiaries of awards that may include one or more of the following: stock options, restricted stock, restricted stock units, stock appreciation rights, stock awards, performance units and performance cash awards (collectively, the “awards”). Subject to accelerated vesting under certain circumstances, the Plan requires a minimum vesting period of one year for awards subject to time-based conditions and a minimum performance period of one year for awards subject to achievement or satisfaction of performance goals. These minimums are applicable to awards other than those granted as part of a retainer for the service of non-employee directors. The Committee will determine the vesting period on the awards. No awards may be granted under the Plan more than ten years from the effective date of the Plan. As of December 31, 2024, 1,416,491 shares of common stock were available for issuance under the Plan. For purposes of this Note 15, references to the “Company” mean the “Bank” with respect to actions prior to the Reorganization. Restricted Stock The Company periodically issues restricted stock to non-employee directors and key associates pursuant to the Plan. As of December 31, 2024, 607,084 shares of restricted stock had been granted under the Plan. The Company granted 104,815 and 116,325 shares of restricted stock to key associates under the Plan during 2024 and 2023, respectively. These grants were approved by the Committee as compensation for substantial contributions to the Company’s performance. The time-based shares of restricted stock granted in 2024 to executives vest on the fifth anniversary of the grant date under the long-term incentive plan. The time-based shares of restricted stock granted in 2023 to executives vest in one-third annual installments over three years under the short-term incentive plan. The time- based shares of restricted stock to non-executives vest in one-third annual installments over three years. The closing price of our stock was used to determine the fair value on the date of the grant prior to September 1, 2023. Beginning September 1, 2023 the Company utilizes a trading 90-day look back period to estimate the average stock price to resolve issues of rapid stock price fluctuations. The Company granted 23,300 and 20,772 shares of restricted stock to non-employee directors under the Plan during 2024 and 2023, respectively. These grants were approved by the Committee as compensation for Board service. The time-based shares of restricted stock granted in 2024 and 2023 fully vest one year after the grant date. The fair value determination price for these grants is the same method as mentioned above. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. Compensation expense for restricted stock is recognized ratably over the period of service, generally the entire vesting period, based on fair value on the grant date. The Company recognized compensation expense of $1.8 million, $1.6 million and $1.3 million for 2024, 2023, and 2022, respectively, related to restricted stock. As of December 31, 2024 and 2023, there was $1.9 million and $2.1 million, respectively, of total unrecognized compensation cost related to restricted stock that will be recognized as compensation expense over a weighted average period of 2.00 years and 2.01 years, respectively.

109 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K The following table provides information about restricted stock granted under the Plan for the years ended December 31: Restricted Shares Weighted Average Grant Date Fair Value Non-vested at December 31, 2022 160,197 $ 16.05 Granted 137,097 15.56 Forfeited/Vested (78,183) 16.24 Non-vested at December 31, 2023 219,111 15.67 Granted 128,115 13.07 Forfeited/Vested (103,826) 15.59 Non-vested at December 31, 2024 243,400 $ 14.34 Performance Units The Company periodically grants performance units to executive officers pursuant to the Plan. The Company granted 46,331 target amounts of performance units in aggregate to executive officers under the Plan during 2024, but did not grant performance units during 2023. These grants are approved by the Committee as compensation for substantial contributions to the Company’s performance. Performance criteria for the performance units granted in 2022 were not met and those units expired effective December 31, 2024, with no issuance of the Company’s common stock. The performance units can be earned up to a maximum of 110% of the target amount. They are subject to a three- year performance period and, if the performance criteria are met, will vest on the payment date which is within 70 days following the end of the performance period. The payout for the performance units will be determined based on four weighted performance based goals: (1) the Company’s return on average assets (“ROAA”) performance during the performance period compared to its selected peer group, (2) the Company’s core efficiency ratio during the performance period compared to its selected peer group, (3) the Company’s Total Shareholder Return (“TSR”) during the performance period compared to its selected peer group and (4) the Company’s nonperforming assets ratio performance during the performance period compared to its selected peer group. If the performance criteria are met, the Company will pay the performance units that have vested in shares of the Company’s common stock. If any award granted under the Plan terminates, expires, or lapses for any reason other than by virtue of exercise or settlement of the award, or if shares issued pursuant to awards are forfeited, any stock subject to such award again shall be available for future awards under the Plan. Compensation expense for performance units is based on fair value on the grant date. The performance units are subject to the probability of attainment of meeting the above-referenced performance criteria and service requirement. Management has evaluated the performance-based criteria and has determined that the criteria was probable to be met at target, as of December 31, 2024 for the 2024 grants and at December 31, 2023, the criteria was not probable of being met at target for the 2022 grants. The Company recognized compensation expense of $0.2 million for 2024 and reversed compensation expense of $0.3 million for 2023 related to performance units. NOTE 16 - FEDERAL AND STATE INCOME TAXES The components of income tax provision were as follows: (Dollars in Thousands) 2024 2023 2022 Current $ 3,657 $ 4,969 $ 7,969 Deferred 2,670 (516) 3,939 Change in Valuation Allowance 19 884 (309) Income Tax Provision $ 6,346 $ 5,337 $ 11,599

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is a reconciliation of the differences between income tax provision and the amount computed by applying the statutory federal income tax rate to income before taxes:

	2024		2023		2022	
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Federal Income Tax at Statutory Rate	$ 6,482	21.0	$ 6,031	21.0	$ 12,961	21.0
State Income Tax, net of Federal Benefit	625	2.0	445	1.5	657	1.1
Tax-exempt Interest, net of Disallowance	(513)	(1.7)	(708)	(2.5)	(873)	(1.4)
Federal Tax Credits, net of Basis Reduction	(623)	(2.0)	(2,365)	(8.2)	(625)	(1.0)
Change in Valuation Allowance	19	0.1	884	3.1	(309)	(0.5)
Income from Bank Owned Life Insurance	(309)	(1.0)	(290)	(1.0)	(285)	(0.5)
Tax Credit Amortization	408	1.3	1,660	5.8	—	—
Other	257	0.9	(320)	(1.1)	73	0.1
Income Tax Provision and Effective Income Tax Rate	$ 6,346	20.6	$ 5,337	18.6	$ 11,599	18.8

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The Company ordinarily generates an annual effective tax rate that is less than the statutory rate of 21% due to benefits resulting from tax-exempt interest, tax-exempt income from bank-owned life insurance, and tax benefits resulting from certain partnership investments.

The Company elected to adopt the proportional amortization method of accounting for all qualifying equity investments within the historic tax credits ("HTC") program. The Company makes equity investments as a limited partner in various partnerships that sponsor HTC as a strategic tax initiative designed to receive income tax credits and other income tax benefits, such as deductible flow-through losses. As of December 31, 2024, the Company recognized $1.1 million in HTC equity investments recorded as a component of other assets on the Consolidated Balance Sheets.

The Company records income tax credits and other income tax benefits received from its HTC investments as a component of the income tax provision on the Consolidated Statements of Income and as a component of operating activities on the Consolidated Statements of Cash Flows.

Investments accounted for using the proportional amortization method are amortized and recorded as a component of the income tax provision on the Consolidated Statements of Income.

The Company records non-income-tax-related activity and other returns received from its HTC investments as a component of other noninterest income on the Consolidated Statements of Income and as a component of operating activities on the Consolidated Statements of Cash Flows. As of December 31, 2024, the Company has not recognized any non-income-tax-related activity from its HTC investments.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in Thousands)	2024	2023
Deferred Tax Assets		
Allowance for Credit Losses	$ 16,667	$ 21,576
Net Unrealized Loss on Available-for-sale Securities	17,820	20,104
Capital Loss Carryforward	1,151	1,143
Accrued Interest on Nonaccrual Loans	1,717	132
Operating Lease Liabilities	2,293	1,718
Other	2,110	1,665
Gross Deferred Tax Assets	41,758	46,338
Less: Valuation Allowance	(903)	(884)
Total Deferred Tax Assets	$ 40,855	$ 45,454

110

111 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K (Dollars in Thousands) 2024 2023 Deferred Tax Liabilities Fixed Asset Depreciation $ (4,095) $ (4,409) Acquisition-Related Fair Value Adjustments (2,480) (2,686) Deferred Loan Income (1,943) (1,607) Operating Lease Right-of-Use Assets (2,172) (1,647) Equity Investment in Partnerships (607) (480) Other (343) (437) Total Deferred Tax Liabilities (11,640) (11,266) Net Deferred Tax Assets $ 29,215 $ 34,188 Management assesses all available positive and negative evidence to estimate whether sufficient future taxable income of the appropriate character will be generated to utilize existing deferred tax assets. Based on this evaluation, as of December 31, 2024, a valuation allowance of $0.9 million has been recorded on deferred tax assets related to capital loss carryforwards resulting from exits of equity investments in partnerships and sales of securities. The Company has not identified prudent and feasible strategies to generate future capital gains to offset the entirety of the capital loss carryforward prior to its expiration. At December 31, 2024 and 2023, the Company had no ASC 740-10 unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax provision. The Company is subject to U.S. federal income tax as well as various other state and local jurisdictions. The Company is generally no longer subject to examination by federal, state and local taxing authorities for years prior to December 31, 2021. NOTE 17 – TAX EFFECTS ON OTHER COMPREHENSIVE INCOME (LOSS) The following table presents the change in components of other comprehensive income (loss) for the years ended December 31, net of tax effects: (Dollars in Thousands) Pre-Tax Amount Tax (Expense) Benefit Net of Tax Amount 2024 Net Unrealized Gains Arising during the Period $ 9,270 $ (2,299) $ 6,971 Reclassification Adjustment for Gains included in Net Income (68) 15 (53) Other Comprehensive Income $ 9,202 $ (2,284) $ 6,918 2023 Net Unrealized Gains Arising during the Period $ 16,370 $ (3,398) $ 12,972 Reclassification Adjustment for Losses included in Net Income 1,521 (316) 1,205 Other Comprehensive Income $ 17,891 $ (3,714) $ 14,177 2022 Net Unrealized Losses Arising during the Period $ (111,542) $ 24,261 $ (87,281 Reclassification Adjustment for Gains included in Net Income (46) 9 (37) Other Comprehensive Loss $ (111,588) $ 24,270 $ (87,318)

112 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 18 – COMMITMENTS AND CONTINGENCIES Commitments to extend credit, which amounted to $833.6 million at December 31, 2024 and $702.3 million at December 31, 2023, represent agreements to lend to customers with fixed expiration dates or other termination clauses. The Company provides lines of credit to our clients to finance the completion of construction projects and revolving lines of credit to operating companies to finance their working capital needs. Lines of credit for construction projects represented $445.3 million, or 53.4%, and $452.2 million, or 64.4%, of the commitments to extend credit at December 31, 2024 and December 31, 2023, respectively. Standby letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The Company had outstanding letters of credit totaling $16.7 million at December 31, 2024 and $19.6 million at December 31, 2023. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and unconditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, collateral or other security is required to support financial instruments with credit risk. Life-of-Loss Reserve on Unfunded Loan Commitments We maintain a life-of-loss reserve on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The life-of-loss reserve is computed using a methodology similar to that used to determine the ACL for loans, modified to take into account the probability of a draw-down on the commitment. The life-of-loan reserve for unfunded commitments is included on our Consolidated Balance Sheets. The following table presents activity in the life-of-loss reserve on unfunded loan commitments as of and for the years ended December 31: (Dollars in Thousands) December 31, 2024 December 31, 2023 Life-of-Loss Reserve on Unfunded Loan Commitments Balance at beginning of period $ 3,193 $ 2,292 (Recovery) Provision for Unfunded Commitments (7) 901 Balance at end of period $ 3,186 $ 3,193 Amounts are added or subtracted to the (recovery) provision for unfunded commitments through a credit or charge to current earnings in the (recovery) provision for unfunded commitments. A recovery of $7 thousand was recorded for the year ended December 31, 2024 for the (recovery) provision for unfunded commitments, which resulted in a decrease of $0.9 million compared to the year ended December 31, 2023. We have a future commitment with a third party vendor for data processing charges, which is a ten year contract that will expire at the end of 2028. Data processing expense was $4.9 million, $3.9 million and $4.1 million for 2024, 2023 and 2022, respectively. Legal Proceedings In the normal course of business, the Company is subject to various legal and administrative proceedings and claims. Legal and administrative proceedings are subject to inherent uncertainties and unfavorable rulings could occur, and although the timing and outcome of any legal or administrative proceeding cannot be predicted with certainty, the Company believes, based on current knowledge, that the resolution of any such matters will not have a material adverse effect on the Company. The material legal proceedings previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, were no longer pending as of December 31, 2024.

113 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K NOTE 19 – REVENUE FROM CONTRACTS WITH CUSTOMERS Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the new guidance. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions and return on investment. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Substantially all of the Company’s revenue is generated from contracts with customers. Noninterest revenue streams in-scope of Topic 606 are discussed below. Service Charges on Deposit Accounts: Service charges on deposit accounts consist of overdraft fees, service charges on returned checks, stop payment fees, check chargeback fees, minimum balance fees, and other deposit account related fees. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on returned checks are recognized at the point in time that a check is returned. Transaction-based fees, which include services such as stop payment fees, check chargeback fees, and other deposit account related fees are recognized at the point in time the Company fulfills the customer’s request. Minimum balance fees are system-assessed at the point in time that a customer’s balance is below the required minimum for the product. Service charges on deposits are withdrawn from the customer’s account balance. Other Fees and Other Income: Other fees and other income consists of safe deposit rents, money order fees, check cashing and cashiers’ check fees, wire transfer fees, letter of credit fees, check order income, and other miscellaneous fees. These fees are largely transaction-based; therefore, the Company’s performance obligation is satisfied and the resultant revenue is recognized at the point in time the service is rendered. Payments for transaction-based fees are generally received immediately or in the following month by a direct charge to a customer’s account. Debit Card Interchange Fees: The Company earns interchange fees from debit cardholder transactions conducted through a card payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Insurance: Commission income is earned based on customer transactions. The commission income is recognized when the transaction is complete. The Company also receives a return on its investment in Bearing Insurance Group, LLC on an annual basis based on the equity insurance company and percentage of ownership. OREO Income: The Company occasionally owns properties acquired through foreclosure that are included in other real estate owned, net on the Consolidated Balance Sheets. If the Company rents any of those properties, the resultant income is recognized at the point of receipt since the performance obligation has been satisfied. The rents are generally received monthly. Gains/Losses on Sales of OREO: The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is disposed and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present.

114 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) The following table summarizes the point of revenue recognition and the income recognized for each of the revenue streams for the years ended December 31: (Dollars in Thousands) Point of Revenue Recognition 2024 2023 2022 In-Scope Revenue Streams Service Charges on Deposit Accounts At a point in time $ 5,856 $ 5,534 $ 5,537 Other Fees and Other Income At a point in time 1,983 1,885 3,284 Debit Card Interchange Fees At a point in time 7,843 7,828 7,427 Insurance Customer Commissions At a point in time 166 131 104 Annual Commission on Investment Over time 3,476 1,814 1,857 Special Production Payout Over time 43 — — Other Real Estate Owned Income At a point in time 46 75 50 Gains on Sales and Write-downs of Bank Premises, net At a point in time — — 73 Gains (Losses) on Sale of Other Real Estate Owned At a point in time *** *** *** Total In-Scope Revenue Streams 19,413 17,267 18,332 Out of Scope Revenue Streams Gains (Losses) on Sales of Securities, net 68 (1,521) 46 Bank Owned Life Insurance Income 1,473 1,381 1,357 Commercial Loan Swap Fee Income — 139 774 Other 414 1,012 1,209 Total Noninterest Income $ 21,368 $ 18,278 $ 21,718 *** Reported net with Losses on Sales and Write-downs of Other Real Owned in Noninterest Expense NOTE 20 – PARENT COMPANY CONDENSED FINANCIAL INFORMATION Balance Sheets December 31, (Dollars in Thousands) 2024 2023 ASSETS Cash $ 354 $ 629 Investment in Bank Subsidiary 377,395 347,429 Other Assets 6,564 3,337 Total Assets $ 384,313 $ 351,395 LIABILITIES Other Liabilities $ — $ 152 Total Shareholders’ Equity 384,313 351,243 Total Liabilities and Shareholders’ Equity $ 384,313 $ 351,395

115 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) Form 10-K Statements of Net Income December 31, (Dollars in Thousands) 2024 2023 2022 Dividends from Subsidiaries $ 3,950 $ 14,029 $ 45,377 Total Income (10) 418 — Total Expenses (3,121) (3,011) (2,696) Income Before Income Tax Benefit and Undistributed Net Income of Bank Subsidiary 819 11,436 42,681 Income Tax Benefit (656) (534) (577) Income Before Undistributed Net Income of Bank Subsidiary 1,475 11,970 43,258 Equity in Undistributed Net Income of Bank Subsidiary 23,048 11,414 6,860 Net Income $ 24,523 $ 23,384 $ 50,118 Comprehensive Income (Loss) $ 31,441 $ 37,561 $ (37,200) Statements of Cash Flows December 31, (Dollars in Thousands) 2024 2023 2022 OPERATING ACTIVITIES Net Income $ 24,523 $ 23,384 $ 50,118 Equity in Undistributed Net Income of Bank Subsidiary (23,048) (11,414) (6,860) Adjustments to Reconcile Net Income to Net Cash (Used in) Provided by Operating Activities Stock Compensation Expense 1,752 1,561 1,314 (Increase) Decrease in Other Assets (3,111) 1,774 (3,778) Decrease in Other Liabilities (275) (47) (460) Net Cash (Used in) Provided by Operating Activities (159) 15,258 40,334 INVESTING ACTIVITIES Equity Investment in Non-Subsidiary, net of distributions (116) (412) (350) Net Cash Used in Investing Activities (116) (412) (350) FINANCING ACTIVITIES Repurchase of Common Stock — (16,416) (42,927) Net Cash Used In Financing Activities — (16,416) (42,927) Net Decrease in Cash (275) (1,570) (2,943) Cash at Beginning of Year 629 2,199 5,142 Cash at End of Year $ 354 $ 629 $ 2,199

116 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 21 - CAPITAL ADEQUACY The Company and the Bank are subject to various capital requirements administered by the federal banking regulators. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulations to ensure capital adequacy require us to maintain minimum amounts and ratios. The Basel rules permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, existing treatment for accumulated other comprehensive loss, which currently does not affect regulatory capital. The Company elected to retain this treatment which reduces the volatility of regulatory capital levels. The Basel III Capital Rules require the Company and the Bank to maintain minimum Common Equity Tier 1, Tier 1 and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum, but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a 2.5% “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Company or the Bank. Management believes as of December 31, 2024, the Company and the Bank met all capital adequacy requirements to which the Company is subject and satisfied the applicable capital conservation buffer requirements. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2024 and 2023, the most recent regulatory notifications categorized the Bank as well- capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

CARTER BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes risk-based capital amounts and ratios for the Company and the Bank, excluding the 2.5% capital conservation buffer:

	Actual		Minimum Regulatory Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2024						
Leverage Ratio						
Carter Bankshares, Inc.	$ 448,834	9.56%	$ 187,837	4.00%	NA	NA
Carter Bank & Trust	441,916	9.42%	187,649	4.00%	$ 234,561	5.00%
Common Equity Tier 1 (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 448,834	10.88%	$ 185,721	4.50%	NA	NA
Carter Bank & Trust	441,916	10.72%	185,422	4.50%	$ 267,832	6.50%
Tier 1 Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 448,834	10.88%	$ 247,628	6.00%	NA	NA
Carter Bank & Trust	441,916	10.72%	247,230	6.00%	$ 329,640	8.00%
Total Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 500,759	12.13%	$ 330,171	8.00%	NA	NA
Carter Bank & Trust	493,760	11.98%	329,640	8.00%	$ 412,050	10.00%
As of December 31, 2023						
Leverage Ratio						
Carter Bankshares, Inc.	$ 435,364	9.48%	$ 183,636	4.00%	NA	NA
Carter Bank & Trust	431,550	9.41%	183,427	4.00%	$ 229,283	5.00%
Common Equity Tier 1 (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 435,364	11.08%	$ 176,868	4.50%	NA	NA
Carter Bank & Trust	431,550	10.99%	176,716	4.50%	$ 255,256	6.50%
Tier 1 Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 435,364	11.08%	$ 235,824	6.00%	NA	NA
Carter Bank & Trust	431,550	10.99%	235,621	6.00%	$ 314,161	8.00%
Total Capital (to Risk-Weighted Assets)						
Carter Bankshares, Inc.	$ 484,925	12.34%	$ 314,432	8.00%	NA	NA
Carter Bank & Trust	481,070	12.25%	314,161	8.00%	$ 392,702	10.00%

In December 2018, the Office of the Comptroller of the Currency, (the "OCC"), the FRB, and the FDIC, approved a final rule to address changes to credit loss accounting under GAAP, including banking organizations' implementation of CECL. The final rule provides banking organizations the option to phase in over a three-year period the Day 1 adverse effects on regulatory capital that may result from the adoption of the new accounting standard. On March 27, 2020, the regulators issued interim final rule ("IFR"), "Regulatory Capital Rule: Revised Transition of the Current Expected Credit Losses Methodology for Allowances" in response to the disrupted economic activity from the spread of COVID-19. The IFR maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). We adopted CECL effective January 1, 2021 and elected to implement the capital transition relief over the permissible three-year period.

117

Form 10-K

118 CARTER BANKSHARES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) NOTE 22 - SEGMENT REPORTING Carter Bankshares, Inc. (the “Company”) is a holding company and the parent company to its wholly-owned subsidiary Carter Bank and Trust (the “Bank”) that conducts its business solely through the Bank. As a state-chartered commercial bank, the Bank earns revenue primarily from interest on loans and securities and fees charged for financial services provided to customers. The Company operates through a single operating and reporting segment, Community Banking that offers services which include accepting a full range of deposit products and originating commercial and consumer loans. All financial information is reported on a consolidated basis and is evaluated regularly by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”) in allocating resources and assessing performance. The CODM uses the consolidated net income to benchmark the Company against it competitors. The benchmarking analysis in conjunction with monitoring of actual to budget results are used in assessment of performance and in establishing compensation. Loans, investments and deposits provide the revenues, net in the community bank’s operation. Interest expense, (recovery) provision for credit losses and salaries and benefits provide the significant expenses in the community bank’s operation. The results of operations for the Company’s single reporting segment are incorporated by reference to the Consolidated Statements of Income and Consolidated Balance Sheets.

119 Form 10-K Crowe LLP Independent Member Crowe Global REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Carter Bankshares, Inc. and Subsidiaries Martinsville, Virginia Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Carter Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

120 Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Allowance for Credit Losses – Individually Evaluated Other Pool Loans The Company’s methodology for estimating the allowance for credit losses includes segmentation, quantitative analysis, qualitative analysis, and individually evaluated loans. The Company’s loan portfolio is segmented by homogeneous loan types that behave similarly to economic cycles. Further, management elected to evaluate certain loans based on shared but unique risk attributes by segmenting into the Other pool. The loans included in the Other pool of the model were underwritten and approved based on standards that are inconsistent with the Company’s current underwriting standards. As of December 31, 2024, $252 million of the Other pool loans were considered individually evaluated with an allowance for credit losses of $30.2 million. This represents 40% of the overall allowance for credit losses. The reserves for the individually evaluated loans within the Other pool are based upon a modified discounted cash flow method. The modifications to the discounted cash flow method include assumptions with respect to the expected amount and timing of cash flows and the utilization of a discount rate reflective of the inherent risk of the loans. A substantial change in these assumptions could cause a significant impact to the model causing volatility. Management reviews the model output for appropriateness and subjectively adjusts as needed. We identified the allowance for credit losses – individually evaluated Other pool loans as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management in the development of the estimate.

121 Form 10-K The primary procedures performed to address this critical audit matter include: Testing the effectiveness of internal controls over: • The Company’s affirmation of the key assumptions used in the model, including the discount rate, expected amount and timing of cash flows, and other adjustments • The completeness and accuracy of data used in the model Substantively testing management’s estimate, which included: • Assessing the reasonableness of management’s selection of discount rate, expected amount and timing of cash flows, and other adjustments • Evaluating the mathematical accuracy of the discounted cash flow model used for the Other pool, including evaluating the completeness and accuracy of loan data used in the model Allowance for Credit Losses – Adjustments to Economic Forecasts The Company’s methodology for estimating the allowance for credit losses includes segmentation, quantitative analysis, qualitative analysis, and individually evaluated loans. The Company’s quantitative analysis uses a discounted cash flow with economic forecasts to estimate a loss rate. The qualitative analysis includes adjustments based on the composition of the loan portfolio, changes in current and forecasted economic conditions and changes in the interest rate environment. Management will periodically assess the appropriateness of qualitatively adjusting the allowance for credit losses based on their assessment of current expected credit losses and other economic factors. Principally, these adjustments are centered on potential variances to current economic indices. We identified the allowance for credit losses – adjustments to economic forecasts as a critical audit matter because of the auditor judgment applied and audit effort to evaluate the subjective judgments made by management in the development of the economic forecast adjustments. The primary procedures performed to address this critical audit matter include: Testing the effectiveness of internal controls over: • The Company’s selection of adjustments to economic forecasts • The relevance and reliability of data used in determining the economic forecast adjustments Substantively testing management’s estimate, which included: • Assessing the reasonableness of management’s judgments related to the need for and selection of adjustments to economic forecasts • Evaluating the relevance and reliability of data used in determining the economic forecast adjustments • Evaluating the mathematical accuracy of the application of the economic forecast adjustments within the discounted cash flow model calculation /s/ Crowe LLP We have served as the Company’s auditor since 2019. Washington, D.C. March 7, 2025

122 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES None. ITEM 9A. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Under the supervision and with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) (its principal executive officer and principal financial officer, respectively), management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2024. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission (the “SEC”), and that such information is accumulated and communicated to the Company’s management, including our CEO and CFO as appropriate, to allow timely decisions regarding required disclosure. Based on and as of the date of such evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective in all material respects, as of the end of the period covered by this Report. Management’s Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed by or under the supervision of, our CEO and CFO to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of specific controls or internal control over financial reporting overall to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management concludes that, as of December 31, 2024, the Company’s system of internal control over financial reporting is effective and meets the criteria of the “Internal Control Integrated Framework (2013).” Crowe LLP, our independent registered public accounting firm, has issued a report on the effectiveness of Company’s internal control over financial reporting as of December 31, 2024, which is included herein. Changes in Internal Control Over Financial Reporting No other changes were made to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

123 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 9B. OTHER INFORMATION During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933). ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable

124 CARTER BANKSHARES, INC. AND SUBSIDIARIES PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Except as set forth below, the information required by Part III, Item 10 of Form 10-K is incorporated herein from the sections entitled – “Delinquent Section 16(a) Reports” (if applicable), “Proposal 1 -- Election of Directors,” “Independence and Committee Memberships,” “Executive Officers of the Registrant,” and “Corporate Governance - Meetings and Committee of the Board of Directors” in our proxy statement relating to our May 28, 2025 annual meeting of shareholders. Code of Ethics The Company has adopted a Code of Conduct (the “Code”) that applies to its directors, executive officers and associates and is available on the Company’s website at www.CBTCares.com under “Investor – Corporate Information – Governance Documents.” The Company intends to provide any required disclosure of any amendment to or waiver of the Code that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on www.CBTCares.com under “Investor – Corporate Information – Governance Documents” promptly following the amendment or waiver. The information contained on or connected to the Company’s website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this or any other report or document that we file or furnish to the SEC. Insider Trading Policies and Procedures The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of its securities by directors, officers and employees, or the Company itself. These policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Company’s insider trading policies and procedures are filed as an exhibit to this Annual Report on Form 10-K. ITEM 11. EXECUTIVE COMPENSATION The information required by Part III, Item 11 of Form 10-K is incorporated herein from the sections entitled “Executive Compensation” and “Director Compensation” in our proxy statement relating to our May 28, 2025 annual meeting of shareholders.

125 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS Except as set forth below, the information required by Part III, Item 12 of Form 10-K is incorporated herein from the sections entitled “Principal Beneficial Owners of Carter Bankshares, Inc. Common Stock” and “Beneficial Ownership of Carter Bankshares, Inc. Common Stock by Directors and Officers” in our proxy statement relating to our May 28, 2025 annual meeting of shareholders. Equity Compensation Plan Information The following table provides summary information as of December 31, 2024 related to the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Plan, the only equity compensation plan under which the Company’s securities are authorized for issuance. (a) (b) (c) Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted average exercise price of outstanding options, warrants and rights(1) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) Equity compensation plan approved by shareholders 50,963(2) $ — 1,416,491 Equity compensation plans not approved by shareholders — — Total 50,963 $ — 1,416,491 1 The weighted average exercise price does not take into account the outstanding performance unit awards noted in footnote (2) of this table. Performance unit awards do not have an exercise price and are delivered without any payment by the award recipient. 2 goals are achieved. However, the actual number of shares issued under the performance units will depend on the level of performance achieved during a three-year performance period. The award recipient may receive less than the maximum number of shares under the outstanding performance units and may receive no payout under the outstanding performance units. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by Part III, Item 13 of Form 10-K is incorporated herein from the sections entitled “Related Person Transactions” and “Corporate Governance -- Director Independence” in our proxy statement relating to our May 28, 2025 annual meeting of shareholders. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by Part III, Item 14 of Form 10-K is incorporated herein from the section entitled “Independent Registered Public Accounting Firm” in our proxy statement relating to our May 28, 2025 annual meeting of shareholders.

126 CARTER BANKSHARES, INC. AND SUBSIDIARIES PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report on Form 10-K and are incorporated by reference and found where noted below. Consolidated Financial Statements: The following Consolidated Financial Statements are included in Part II, Item 8 of this Annual Report on Form 10-K. No financial statement schedules are being filed because the required information is inapplicable or is presented in the Consolidated Financial Statements or related notes. Consolidated Balance Sheets 66 Consolidated Statements of Income 67 Consolidated Statements of Comprehensive Income (Loss) 68 Consolidated Statements of Changes in Shareholders’ Equity 69 Consolidated Statements of Cash Flows 70 Notes to Consolidated Financial Statements 72 Report of Crowe LLP, Independent Registered Public Accounting Firm, on Consolidated Financial Statements and Effectiveness of Internal Controls Over Financial Reporting 119 (b) Exhibits 2.1 Agreement and Plan of Reorganization by and among Carter Bank & Trust, Carter Bankshares, Inc. and CBT Merger Sub, Inc., dated November 9, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.1 Articles of Incorporation of Carter Bankshares, Inc., effective October 7, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 3.2 Bylaws of Carter Bankshares, Inc., as adopted October 28, 2020 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 4.1 Description of Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2020) 10.1* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Wendy S. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.2* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Litz Van Dyke (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.3* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Phyllis Q. Karavatakis (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.4* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Jane Ann Davis (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.5* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Bradford N. Langs (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.6* Amended and Restated Employment Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Matthew M. Speare (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021)

127 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) Form 10-K 10.7* Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan, effective November 20, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 3, 2020) 10.7.1* Form of Time-Based Restricted Stock Agreement (for employee) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.2* Form of Time-Based Restricted Stock (for non-employee director) for use after November 20, 2020 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.7.3* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use after March 2, 2022, under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.4* Form of Performance Unit Agreement (for employee) for use after March 2, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.5* Form of Time-Based Restricted Stock Agreement (for employee: annual) for use on or after February 17, 2022 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 2, 2022) 10.7.6* Form of Time-Based Restricted Stock Agreement (for employee: AIP) for use on or after February 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023) 10.7.7* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use on and after December 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023) 10.7.8* Form of Performance Unit Agreement (for employee: LTIP) for use on and after December 14, 2023 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023) 10.7.9* Form of Time-Based Restricted Stock Agreement (for employee: LTIP) for use on and after February 27, 2025 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan 10.7.10* Form of Performance Unit Agreement (for employee: LTIP) for use on and after February 27, 2025 under the Carter Bankshares, Inc. Amended and Restated 2018 Omnibus Equity Incentive Plan 10.8* Carter Bankshares, Inc. Amended and Restated Annual Incentive Plan as amended and restated effective January 1, 2022 (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2022) 10.9* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020, by and between Carter Bankshares, Inc., Carter Bank & Trust and Arthur Loran Adams (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.10* Amended and Restated Change of Control Severance Agreement, dated and effective as of November 20, 2020 by and between Carter Bankshares, Inc., Carter Bank & Trust and Tony E. Kallsen (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.11* Carter Bank & Trust Nonqualified Deferred Compensation Plan (executive component) - Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021)

128 CARTER BANKSHARES, INC. AND SUBSIDIARIES ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (continued) 10.11.1* Adoption Agreement for Virginia Bankers Association Model Plan (for executives) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.11.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.11.2* 162(m) Amendment to Virginia Bankers Association Model Plan (for executives) adopted November 13, 2020 (incorporated by reference to Exhibit 10.11.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12* Carter Bank & Trust Nonqualified Deferred Compensation Plan (director component) - Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and incorporating all amendments through November 1, 2020 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 12, 2021) 10.12.1* Adoption Agreement for Virginia Bankers Association Model Plan (for directors) as restated as of January 1, 2018 and updated January 1, 2020, effective as of January 1, 2022 (incorporated by reference to Exhibit 10.12.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 11, 2022) 10.13* Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Nonqualified Supplemental Deferred Compensation Plan Document, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 10.13.1* Carter Bank & Trust Non-Qualified Deferred Compensation Plan (for directors and executives) Virginia Bankers Association Model Adoption Agreement, adopted on May 19, 2022, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.13.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2022) 19 Insider Trading Policies and Procedures (filed herewith) 97 Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2024) 21.1 Subsidiaries of Carter Bankshares, Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2024) 23.1 Consent of Crowe LLP (filed herewith) 31.1 Certification by principal executive officer pursuant to Rule 13a-14(a) (filed herewith) 31.2 Certification by principal financial officer pursuant to Rule 13a-14(a) (filed herewith) 32.1 Certification by principal executive officer pursuant to 18 U.S.C. §1350 (filed herewith) 32.2 Certification by principal financial officer pursuant to 18 U.S.C. §1350 (filed herewith) 101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH Inline XBRL Taxonomy Extension Schema 101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase 101.DEF Inline XBRL Taxonomy Extension Definition Linkbase 101.LAB Inline XBRL Taxonomy Extension Label Linkbase 101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101) * Denotes management contract. ITEM 16. FORM 10-K SUMMARY None.

129 CARTER BANKSHARES, INC. AND SUBSIDIARIES Form 10-K SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CARTER BANKSHARES, INC. (Registrant) By: /s/ Litz H. Van Dyke Name: Litz H. Van Dyke Title: Chief Executive Officer (Principal Executive Officer) Date: March 7, 2025 By: /s/ Wendy S. Bell Name: Wendy S. Bell Title: Chief Financial Officer (Principal Financial and Accounting Officer) Date: March 7, 2025

130 CARTER BANKSHARES, INC. AND SUBSIDIARIES Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. By: /s/ James W. Haskins By: /s/ Litz H. Van Dyke Name: James W. Haskins Name: Litz H. Van Dyke Title: Chairman of the Board Title: Director and Chief Executive Officer Date: March 7, 2025 Date: March 7, 2025 By: /s/ Phyllis Q. Karavatakis By: /s/ Michael R. Bird Name: Phyllis Q. Karavatakis Name: Michael R. Bird Title: Vice Chairman of the Board Title: Director Date: March 7, 2025 Date: March 7, 2025 By: By: /s/ Robert M. Bolton Name: Kevin S. Bloomfield Name: Robert M. Bolton Title: Director Title: Director Date: March 7, 2025 Date: March 7, 2025 By: /s/ Gregory W. Feldmann By: /s/ Jacob A. Lutz III Name: Gregory W. Feldmann Name: Jacob A. Lutz III Title: Director Title: Director Date: March 7, 2025 Date: March 7, 2025 By: /s/ E. Warren Matthews By: /s/ Catharine L. Midkiff Name: E. Warren Matthews Name: Catharine L. Midkiff Title: Director Title: Director Date: March 7, 2025 Date: March 7, 2025 By: /s/ Curtis E. Stephens By: /s/ Elizabeth Lester Walsh Name: Curtis E. Stephens Name: Elizabeth Lester Walsh Title: Director Title: Director Date: March 7, 2025 Date: March 7, 2025

EXECUTIVE TEAM

Litz H. Van Dyke
Chief Executive Officer

Bradford N. Langs
President, Chief Strategy Officer

Wendy S. Bell
Senior Executive Vice President
Chief Financial Officer

Tony E. Kallsen
Senior Executive Vice President
Chief Credit Officer

Matthew M. Speare
Senior Executive Vice President
Chief Operations Officer

A. Loran Adams
Executive Vice President
Director Of Regulatory Risk Management

Tami M. Buttrey
Executive Vice President
Chief Retail Banking Officer

Paul E. Carney
Executive Vice President
Chief Human Resources Officer

Chrystal Parnell
Executive Vice President
Chief Marketing & Communications Officer

Jane Ann Davis
Executive Vice President
Chief Administrative Officer

Charlie Sword
Senior Vice President Director
of Internal Audit

J. Richard Spiker
Senior Executive Vice President
Chief Lending Officer

Joyce A. Parker
Secretary, Carter Bankshares, Inc.

BOARD OF DIRECTORS

Michael R. Bird
Director Since 2018

Kevin S. Bloomfield
Director Since 2020

Robert M. Bolton
Director Since 2020

Gregory W. Feldmann
Director Since 2017

James W. Haskins
Director Since 1982

Phyllis Q. Karavatakis
Director Since 2017

Jacob A. Lutz, III
Director Since 2022

E. Warren Matthews
Director Since 1998

Catharine L. Midkiff
Director Since 2018

Curtis E. Stephens
Director Since 2022

Litz H. Van Dyke
Director Since 2017

Elizabeth Lester Walsh, CPA CITP
Director Since 2020

1300 Kings Mountain Road, Martinsville, VA 24112 | carterbank.com | 276-656-1776